As filed with the Securities and Exchange Commission on April 1, 2005

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

POLYMER HOLDINGS LLC	POLYMER HOLDINGS CAPITAL CORPORATION
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Delaware	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)

2821	2821
(Primary standard industrial classification code number)	(Primary standard industrial classification code number)
20-0411521	20-1781331
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)

700 Milam Street, 13th Floor North Tower Houston, TX 77002 (832) 204-5400	700 Milam Street, 13th Floor North Tower Houston, TX 77002 (832) 204-5400
(Address, including zip code, and telephone number, including area code, of principal executive offices)	(Address, including zip code, and telephone number, including area code, of principal executive offices)

Joseph J. Waiter, Esq.

700 Milam Street, 13th Floor

North Tower

Houston, TX 77002

(832) 204-5400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of correspondence to:

Stephen H. Shalen, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the Registration Statement becomes effective and all other conditions to the exchange offer described in the enclosed prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Note(1)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee(2)
12.000% Senior Discount Notes due 2014	$150,000,000	100%	$150,000,000	$17,655

(1)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(2)	Calculated by multiplying 0.0001177 by the proposed maximum aggregate offering price.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 1, 2005

PRELIMINARY PROSPECTUS

Exchange Offer for

$150,000,000

Polymer Holdings LLC

Polymer Holdings Capital Corporation

12.000% Senior Discount Notes due 2014

Terms of the Exchange Offer

•	We are offering to exchange the notes that we sold in private and offshore offerings for new registered exchange notes.

•	The exchange offer expires at 5:00 p.m., New York City time on , 2005, unless extended.

•	Tenders of outstanding initial notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	All outstanding initial notes that are validly tendered and not validly withdrawn will be exchanged.

•	We believe that the exchange of initial notes for exchange notes will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the exchange notes to be issued are identical to the outstanding initial notes, except for the transfer restrictions and registration rights relating to the outstanding initial notes.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended and supplemented, available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Investing in the notes to be issued in the exchange offer involves certain risks. See “ Risk Factors” beginning on page 20.

We are not making an offer to exchange notes in any jurisdiction where the offer is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes to be issued in the exchange offer, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2005.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-4 under the Securities Act of 1933, as amended, relating to the exchange offer that includes important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement, which information is available from us without charge to holders of the initial notes. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is qualified in its entirety by reference to that contract, agreement or document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Following the exchange offer, we will file periodic reports and other information with the SEC under the Securities Exchange Act of 1934, as amended.

You may read and copy the registration statement, including the attached exhibits, and any reports, statements or other information that we file at the SEC’s headquarters located at 450 Fifth Street N.W., Washington, D.C. 20549.

You may also obtain copies of our SEC filings by mail from the Office of Investor Education and Assistance of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or by telephone at 800-SEC-0330. You may obtain information on the operation of the Office of Investor Education and Assistance by calling the SEC at 800-SEC-0330. Our SEC filings will also be available to the public from commercial document retrieval services and at the SEC’s Internet site (http//www.sec.gov).

You may request a copy of our registration statement filed with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

700 Milam Street, 13th Floor

North Tower

Houston, TX 77002

832-204-5400

TO OBTAIN TIMELY DELIVERY OF ANY OF OUR FILINGS, AGREEMENTS OR OTHER DOCUMENTS, YOU MUST MAKE YOUR REQUEST TO US NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER.

You should rely only on the information provided in this prospectus and the registration statement. No person has been authorized to provide you with different information. The information in this prospectus is accurate as of the date on the front cover of the prospectus. You should not assume that the information contained in this prospectus is accurate as of any other date.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements generally preceded by, followed by or that include the words “believe,” “expect,” “anticipate,” “plan,” “estimate” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, strategies, contingencies, financing plans, working capital needs, sources of liquidity, capital expenditures, amounts and timing of expenditures and contemplated transactions.

Forward-looking statements reflect our current expectations and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to these forward-looking statements include, among others, assumptions regarding demand for our products, expected pricing levels, raw material costs, the timing and cost of planned capital expenditures, the estimated cost of environmental compliance, expected outcomes of pending litigation, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, factors discussed under the heading “Risk Factors” and the following:

•	changes in general economic conditions and interest rates;

•	changes in the availability of and prices of raw materials;

•	changes in competitive conditions and prices in our markets;

•	fluctuations in crude oil prices;

•	changes in the relationship between supply of, and demand for, our products and our raw materials;

•	foreign currency fluctuations relative to the United States dollar;

•	fluctuations in labor costs;

•	changes in other significant operating expenses;

•	unanticipated expenditures with respect to environmental, safety and health laws;

•	technological changes affecting production or our materials;

•	governmental and environmental requirements and changes in those requirements;

•	hazards associated with thermoplastic elastomers manufacturing; and

•	risks associated with international sales and operations.

You should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

You should carefully consider the trends, risks and uncertainties described in the “Risk Factors” section of this prospectus before making any investment decision with respect to the notes. If any of the trends, risk or uncertainties set forth in the “Risk Factors” section actually occurs or continues, our business, financial condition or operating results could be materially adversely affected. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

PRINCIPAL EXECUTIVE OFFICE

Our headquarters are located at 700 Milam Street, 13th Floor, North Tower, Houston, Texas 77002, and our telephone number is 832-204-5400.

PROSPECTUS SUMMARY

The following summary includes basic information about the Company and this offering. It may not contain all of the information that is important to you.

In this prospectus, unless we indicate otherwise or the context requires:

•	the “Company,” “we,” “us,” “our” or “our company” refer to Polymers Holdings LLC and its consolidated subsidiaries;

•	“Polymer Holdings Capital” refers to Polymer Holdings Capital Corporation, a wholly owned subsidiary of Polymer Holdings LLC and a co-issuer of the notes;

•	“KRATON” refers to KRATON Polymers LLC, our wholly owned subsidiary; and

•	“Issuers” refers to Polymer Holdings LLC and Polymer Holdings Capital Corporation.

In this prospectus, the “notes” refers to the initial notes together with the exchange notes.

Our Company

General

We believe we are the world’s leading producer of styrenic block copolymers, or SBCs. SBCs are highly-engineered synthetic elastomers, which are used in a wide variety of products to impart flexibility, resilience, strength, durability and processability. SBCs are a fast growing subset of the broader elastomers industry. We pioneered these products over 35 years ago. We offer a broad line of SBCs to over 700 customers in over 60 countries worldwide. Our products are used in a wide variety of applications including road and roofing materials, automotive applications, numerous consumer products (diapers, tool handles, toothbrushes), tapes, labels, medical devices, packaging and footwear products.

Our products are high performance elastomers, which are engineered for a wide range of end-use applications. Our products possess a combination of high strength and low viscosity, which facilitates ease of processing at elevated temperatures and high speeds. Our products can be processed in a variety of manufacturing applications, including injection molding, blow molding, compression molding, extrusion, hot melt and solution applied coatings. We offer our customers a broad portfolio of products that includes more than 100 core commercial grades of SBCs.

For the year ended December 31, 2004, we generated total revenues of $807.4 million and a net loss of $33.8 million on sales volumes of 327 kT.

Our End-Use Markets and Products

Historically, we have sold to four end-use markets: (1) compounding and polymer systems; (2) adhesives and sealants; (3) asphalt modification; and (4) footwear. We do not consider footwear a core end-use market due to its small percentage of total revenues. As a consequence we have de-emphasized this application in recent years. Recently, we split the compounding, and polymer systems end-use into two separate end-uses, compounding and personal hygiene, or CAPH, and packaging and polymer-modification, or P&P, in order to focus our resources and better pursue growth opportunities. We believe we have been a market leader for over 35 years in our three historical core end-use markets: compounding and polymer systems, adhesives and sealants and asphalt modification.

The following table describes our end-use markets:

	Revenue Mix(1)	Selected Applications	Selected Products
Adhesives and Sealants	33%	• Adhesives • Oil gels • Sealants	• Packaging and specialty tapes • Adhesive labels • “Do It Yourself” sealants

Compounding and Personal Hygiene (CAPH)	31%	• Soft touch and flexible materials • Personal hygiene products • Medical products • Impact resistant plastics • Automotive components	• Tool grips and bike handles • Disposable diapers • Surgical gloves • Automotive dashboard materials and engineered flexible parts

Asphalt Modification	24%	• Asphalt modification	• Roofing felts and shingles • Roadways

Packaging and Polymer-modification (P&P)	8%	• Packaging films • Consumer disposables/durables • Automotive components • Medical products	• Plastic cups and plates • Furniture • Food packaging • Automobile panels • Medical devices

Footwear	4%	• Footwear soles	• Shoes and boots

(1)	Based on 2004 product sales of $791.2 million.

We generate substantially all of our product sales and gross margin from our two primary product lines: (1) unhydrogenated SBCs, or USBCs, and (2) hydrogenated SBCs, or HSBCs. USBCs are sold broadly under the KRATON D brand name and HSBCs are sold broadly under the KRATON G brand name and accounted for 63% and 37% of our full-year 2004 product sales, respectively. USBCs are primarily used in the footwear, asphalt modification, packaging and adhesives and sealants end-use markets. HSBCs, the production of which is more complex and capital-intensive than that of USBCs, are primarily used in value-added compounding and personal hygiene and adhesive and sealant applications.

KRATON D. This product line was our original SBC offering and continues to represent the greatest proportion of our sales revenues and sales volumes. Our KRATON D elastomeric and high styrene product portfolio includes approximately 70 core commercial grades, with more than 20 grades under development. KRATON D is used in each of our end-use markets in a range of products to impart desirable characteristics, such as (1) resistance to temperature and weather extremes in roads and roofing; (2) resistance to cracking, reduced sound transmission and better drainage in porous road surfaces; (3) impact resistance for consumer plastics; (4) increased processing flexibility in adhesive applications, such as packaging tapes and labels, and materials used in disposable diapers; and (5) enhanced appearance and feel in shoe and boot soles.

KRATON D is produced primarily in two configurations: SBS and SIS. SBS (formed from polymeric blocks of styrene: butadiene: styrene) products are used primarily in asphalt, packaging and selected high-end footwear applications. SIS (formed from polymeric blocks of styrene: isoprene: styrene) products are used primarily in adhesive applications.

KRATON G. Our KRATON G product portfolio includes over 40 core commercial grades of products, with approximately 40 grades under development. KRATON G products have higher performance characteristics than KRATON D products, are significantly more complex to produce and, as a result, generate significantly higher margins. Key enhanced performance characteristics include: (1) color range and stability, including resistance to ultraviolet light; (2) processing stability and viscosity, which facilitate high speed and high temperature manufacturing processes; and (3) enhanced feel and soft touch. KRATON G products are primarily compounded with other plastics to form materials sold into a variety of end-use applications, including durable goods, packaging materials and consumer and medical products. KRATON G is also used in adhesive and sealant applications, particularly hot-melt and pressure sensitive adhesives, to increase processing speed and improve durability.

KRATON G is produced in two configurations: SEBS and SEPS. Approximately 95% of KRATON G sales in 2004 were SEBS (styrene: ethylene: butylene: styrene; a hydrogenated SBS) products. SEBS is used primarily in applications to impart soft-touch characteristics to a variety of consumer and industrial applications, such as tool, toothbrush and razor handles and automotive interiors. SEBS is also used in adhesives and sealant applications, such as hot-melt assembly adhesives. SEPS (styrene: ethylene: propylene: styrene; a hydrogenated SIS) products are used primarily in sealant applications, such as “Do-It-Yourself” sealants and waterproof insulation for telecommunication cables.

KRATON IR. KRATON IR is our line of high purity isoprene rubber products and is a non-SBC product. We produce 8 grades of KRATON IR at our manufacturing facility in Pernis, The Netherlands. We believe there are significant growth opportunities for KRATON IR in areas such as hypoallergenic and medical applications, including surgical gloves and bandage adhesives. We report KRATON IR sales as part of our sales of KRATON D.

Competitive Strengths

Leading Global SBC Market Position. We believe we are the world’s leading producer of SBCs, with approximately $749 million of global SBC sales and 327 kT of global SBC sales volumes for the year ended December 31, 2004. In our historical core end-use markets, where we generated over 92% of our product sales in 2004, we believe we hold the number one market position in terms of sales in 2004. We believe the KRATON® brand name is the most recognized in the industry because of our broad product portfolio, leading technical position, reputation for quality and consistency and global reach. We believe these characteristics have allowed us to consistently maintain the largest global market share of SBC sales and volumes since commercializing these products in the early 1960s.

Strong Volume Growth. Historically, we have delivered consistent sales volume growth through the recent economic and raw material feedstock cycle and through a period of challenging chemical sector fundamentals. From 2000 to 2004, we grew our sales volumes, in our core end-use markets 20%, from 267 kT to 322 kT. Our highest margin product line, KRATON G, has also shown strong sales volume growth, rising 18% for the year ended December 31, 2004 over the year ended December 31, 2003. In addition, our KRATON D product line (excluding non-core footwear sales) exhibited 5% sales volume growth for the year ended December 31, 2004 over the year ended December 31, 2003. Recently, management has focused efforts on increasing margins and, as a result, future volume growth may be affected.

Superior Technical Expertise and Product Innovation. We believe we have built significant brand recognition of the KRATON® name in the SBC industry through our demonstrated commitment to innovation and superior technical expertise and service. We have 120 research and development staff who are integrated with our marketing teams and customers to identify and develop new products and applications, as well as to deliver comprehensive technical service. Our current product portfolio includes more than 100 core commercial grades. Our new product pipeline includes over 60 grades for a range of applications, such as enhanced food packaging, personal hygiene and specialty medical applications. We have approximately 1,995 granted patents and pending patent applications as of March 1, 2005 and over 35 years of manufacturing “know-how” that provide a competitive advantage. As a result of these initiatives, new and improved products released in the prior five years generated greater than 30% of our 2004 sales.

Strong Customer Relationships. For over 35 years, we have cultivated a diversified and loyal customer base through our commitment to superior product development and technical service, our focus on proactive product solutions and our ability to provide consistent and reliable products. Our technology organization is a highly valued resource because this group works closely with our customers on process, manufacturing and formulation issues. Our customers’ manufacturing process is typically calibrated to the performance specifications of our products. Given the technical expertise and investment required to develop these formulations and the lead times required to replace them, we believe switching costs are high and incumbents, like KRATON, have an advantage. In addition, many of our KRATON G products represent a small proportion of the overall cost of the finished product, yet are important to the finished product’s performance characteristics and manufacturing process, further mitigating our customers’ incentive to change suppliers. Our major customers include many leaders in their respective fields, and we have maintained relationships with the vast majority of our top customers for 15 years or more.

Global Scale of Operations. We believe our manufacturing facilities currently have a production capacity of almost twice that of the next largest producer. Our flagship Belpre, Ohio manufacturing facility, with approximately 155 kT of annual nameplate capacity, represents the largest dedicated SBC production facility in the world in terms of production capacity. We are the only industry participant manufacturing SBCs on four continents: North America, South America, Europe and Asia. We believe our global scale is a competitive advantage that allows us to most effectively service our customers in their local markets. Our ability to provide global manufacturing, distribution and technical support enables our multinational customers to meet their global needs with a single supplier. Our global reach allows us to limit distribution costs and provide more timely delivery. In addition, we utilize our manufacturing expertise to implement de-bottlenecking initiatives that have allowed us to increase our capacity at costs below those of our competitors.

Diversity Across Customers, End-Uses and Geography. We sell our products to over 700 customers across a diverse range of end-use markets in over 60 countries worldwide. No single customer accounted for more than 7% of our 2004 revenue and our top ten customers represented less than 32% of our 2004 revenue. Many of our customers sell their products into consumer applications that are generally considered to be less sensitive to overall economic conditions, such as diapers, razors, plastic cups and toothbrushes. In 2004, we generated 48% of our product sales in the Americas, 36% in Europe and 16% in Asia. In 2004, we generated 33% of our revenue from the adhesives and sealants end-use market, 31% from the compounding and personal hygiene end-use market, 24% from the asphalt modification end-use market, 8% from the packaging and polymer-modification end-use market, and 4% from the footwear end-use market. See “Business—End-Use Markets” for a description of the recent division of the compounding and polymer systems end-use market into the compounding and personal hygiene and packaging and polymer-modification end-use markets.

Business Strategy

During 2004, we substantially changed our management team with the hiring of Mr. George B. Gregory as our new Chief Executive Officer and President, Mr. Dave M. Davis as our new Chief Financial Officer and Mr. David Bradley as our new Vice President of Operations. Our goals are to maintain our global leadership position in the worldwide SBC industry. Our strategy to achieve these goals include the following initiatives:

Offer the Most Complete Value-Added Package to Our Customers. We strive to be the supplier of choice to our customers by offering the highest value-added combination of innovative products, quality, consistency and global technical support. We offer our customers the broadest product range in the industry and we believe that we have more dedicated sales and support personnel than any competitor. In addition, we utilize our dedicated technical staff to work interactively with our customers to develop new products that support their end-use requirements. Customers place a high value on our ability to manufacture products that are consistent and of high quality, as these attributes are critical to the efficiency of their own production processes.

Focus on High Growth Applications. We are focusing our efforts on the compounding and personal hygiene, packaging and polymer-modification, adhesives and sealants and asphalt modification end-use markets, which we believe will allow us to grow the fastest and will provide us with the greatest opportunity to differentiate ourselves from our competitors. We generated over 92% of our product sales in 2004 from these core end-use markets where we have devoted substantial research and development resources to product solutions. We believe these core end-use markets will continue to require more complex and higher value-added SBC formulations, which we are well-positioned to provide.

Introduce New Products. Since the introduction of SBCs in the early 1960s, we have experienced strong demand for the development of new product applications that utilize the enhancing properties offered by KRATON products. We believe that this demand will continue going forward, and that we have a strong product pipeline to take advantage of the opportunity. Products in our pipeline include hydrogenated SBC products (such as KRATON A and High Vinyl), as well as unhydrogenated SBC products (such as KRATON P and KRATON S). KRATON A polymers offer low melt viscosity, ease of processing and increased adhesion and will find applications in a range of polymer blends. The High Vinyl polymers offer improved compatibility with polypropylene and improved transparency. KRATON P polymers offer enhanced efficiency to strengthen polystyrene and to provide the touch and feel of polyvinyl chloride, or PVC. KRATON S polymers provide lower temperature adhesion and offer more cost-effective formulations. As a proven product innovator, we will continue to employ our product knowledge and technical expertise to provide application-based solutions for our customers’ highly specialized needs.

Improve Margins. In response to continuing raw material feedstock cost increases, we increased prices in many of our KRATON D and KRATON G products. These price increases have partially offset the significant increases to our raw material feedstock cost. In early 2005, we have continued to raise prices in many of our KRATON D and KRATON G products due to the continued raw material feedstock cost increases.

Control Costs and Improve Operations. Our new management team is aggressively pursuing opportunities for cost reductions and operational improvements. We have successfully implemented a number of cost reduction efforts or “cost-outs,” including headcount and overhead spending reductions. In addition, we have implemented a new “Lean Six Sigma” program that we believe will accelerate the realization of a number of identified operational efficiencies. We have trained 19 Lean Six Sigma leaders, 10 of whom will be solely dedicated to process efficiency projects. We believe the foregoing initiatives and other cost cutting activities resulted in run rate savings of up to $11.5 million by the end of fiscal 2004. We also have identified several opportunities to increase production from existing equipment without significant additional capital investment.

Realize Cash Flow from Inventory Reduction. We realized our goal of ending 2004 with significantly reduced inventory levels as compared to the end of 2003. Between December 31, 2003 and December 31, 2004, we reduced our inventories by 30 kT, ending the year at 97 kT, a 23% improvement. We believe we have an opportunity to further reduce inventory levels by improving operating flexibility and production planning. We believe many specialty chemical producers achieve better annual inventory turns than us, evidencing an opportunity to further reduce inventory and realize cash flow. We plan to utilize the cash generated from working capital improvements to pay down indebtedness under the senior secured credit facility and for general corporate purposes.

The Acquisition

On December 23, 2003 Polymer Acquisition LLC, our wholly owned subsidiary, merged into KRATON, and we acquired all of KRATON’s outstanding equity interests, from Ripplewood Chemical Holding LLC, or Ripplewood Chemical, for consideration of $770.0 million for the business and $48.0 million for the excess cash on KRATON’S balance sheet immediately prior to closing. We refer to this transaction as the Acquisition. The Acquisition was funded, including transaction fees and expenses, as follows:

•	$200.0 million from the proceeds from the issuance by KRATON of its 8.125% Senior Subordinated Notes due 2014, which we refer to as the 8.125% Notes;

•	$360.0 million of borrowings under the term loan portion of a senior secured credit facility entered into by us as guarantor and KRATON as borrower with Goldman Sachs Credit Partners L.P., UBS Securities LLC, UBS AG, Stamford Branch, Credit Suisse First Boston, Morgan Stanley Senior Funding Inc. and General Electric Capital Corporation, which we refer to as the senior secured credit facility;

•	an equity contribution to KRATON by us of $250.0 million in cash; and

•	$48.0 million of cash on KRATON’s balance sheet.

We are a wholly owned subsidiary of TJ Chemical Holdings LLC, or Chemical Holdings, which is owned by TPG Partners III, L.P., TPG Partners IV, L.P. and certain of their parallel investment entities, entities affiliated with or managed by J.P. Morgan Partners, LLC and affiliates and certain members of our management or Board of Directors.

Texas Pacific Group

Texas Pacific Group, or TPG, was founded in 1993 and is based in Fort Worth, Texas, San Francisco, California and London, England. TPG is a private equity firm managing over $13 billion in capital commitments. TPG Partners IV, L.P. (together with certain parallel investment entities) is a private equity fund formed in 2003 to make investments in corporate acquisitions and has $5.8 billion in committed capital. TPG Partners IV, L.P. is the principal TPG fund investing in us. TPG Partners III, L.P. (together with certain parallel investment entities) is a $3.6 billion private equity fund formed in 1999 also to make investments in corporate acquisitions and has invested in us, alongside TPG Partners IV, L.P. TPG and its principals seek to invest in world-class franchises across a range of industries including significant investments in leading retailers (Petco, J. Crew, Punch Taverns-UK), branded consumer franchises (Burger King, Del Monte, Beringer), technology (ON Semiconductor, MEMC, Seagate), airlines (Continental, America West) and healthcare (Oxford Health Plans, Quintiles Transnational).

JPMorgan Partners

J.P. Morgan Partners, L.L.C., or JPMP, is a leading private equity firm with approximately $13 billion in capital under management as of December 31, 2004. Since its inception in 1984, JPMP has invested over $15 billion in consumer, media, energy, industrial, financial services, healthcare, hardware and software companies. With approximately 90 investment professionals in six principal offices throughout the world, JPMP has significant experience investing in companies with worldwide operations. Underpinning this platform is a global integrated network, which enables JPMP to draw on expert resources residing within JPMorgan Chase, its extensive portfolio and worldwide contact network. JPMP is the private equity arm of JPMorgan Chase & Co. (NYSE: JPM), one of the largest financial institutions in the United States. Selected current and prior portfolio companies include: Vetco International, PQ Chemicals Corporation, AMC Entertainment, Berry Plastics, Cabela’s, Guitar Center, JetBlue, National Waterworks, Brand Services, Pinnacle Foods and Warner-Chilcott.

Recent Developments

Amendment of the Senior Secured Credit Facility

In connection with the offering of the initial notes, KRATON amended the senior secured credit facility, effective upon completion of the offering of the initial notes, to:

(1)	permit the issuance of the initial notes, which generated aggregate gross proceeds of $91.9 million, which was then contributed to KRATON to prepay $76.2 million of the term loan portion of the senior secured credit facility, with the remaining cash (net of fees and expenses) used for general corporate purposes;

(2)	provide for more flexibility in the minimum required interest coverage ratio covenant and the maximum permitted leverage ratio covenant;

(3)	change the maximum permitted capital expenditures covenant;

(4)	modify the definition of Adjusted EBITDA, which is one of the components utilized in calculating the leverage and interest coverage ratios; and

(5)	increase the interest rate with respect to the term loans by 0.25% per annum until, after June 30, 2005, a specified senior leverage ratio is met or until certain ratings are obtained.

Borrowings and other obligations under the senior secured credit facility are guaranteed by us and by all of KRATON’s domestic subsidiaries and are secured by a first-priority lien on 100% of the capital stock of KRATON, 100% of the capital stock of each of KRATON’s domestic subsidiaries, 65% of the capital stock of each of KRATON’s foreign subsidiaries, to the extent owned by KRATON or a guarantor, all intercompany indebtedness owed to KRATON or any guarantor and substantially all of the other assets, in each case that are held by KRATON, us, or any of the subsidiary guarantors. In addition, the senior secured credit facility was amended to grant a first priority lien on the capital stock of Polymer Holdings Capital.

Supply Disruption Issues

During January 2005, KRATON was notified that Shell Chemicals declared a four to six-month force majeure at its Deer Park Chemical Plant that will affect the supply of butadiene and isoprene, which are raw materials used in certain of our products at our Belpre, Ohio production facility. In addition, Shell Chemicals Europe had also declared a force majeure event at its Berre, France plant that has impacted the supply of butadiene at our Berre, France production facility.

We currently believe that the allocation of butadiene supply to us, existing stock and the alternative supplies that we have been able to secure will be sufficient to meet planned production needs at both our Belpre, Ohio and Berre, France production facilities.

In addition, during January 2005, our production facility at Belpre, Ohio was affected by the reduced level of the Ohio River in that area as a result of a multi-barge accident that affected the operation of gates at a dam downstream from our facility. We completed an extension to the river water intake and secured alternative water supplies that were sufficient to limit the impact on our plant operations. Water levels have since returned to normal.

SIS Sales Allocations

Supplies of isoprene remain constrained due to a worldwide shortage of isoprene. This has forced us to place SIS sales of KRATON D on allocation, and has constrained our sales opportunities. In addition, our historical growth rate of SIS will be constrained in future years due to the current isoprene shortages.

Ownership Structure

The following chart sets forth our ownership structure:

(1)	Polymer Holdings Capital exists solely to be a co-issuer of the notes and does not have any substantial assets or operations. All of the stock of Polymer Holdings Capital is pledged as security for the senior secured credit facility.
(2)	All U.S. subsidiaries of Elastomers Holdings LLC guarantee the senior secured credit facility on a senior secured basis and KRATON’s 8.125% Notes on a senior subordinated basis.
(3)	None of KRATON Polymers Holdings B.V. nor any of its non-U.S. subsidiaries guarantee the senior secured credit facility or KRATON’s 8.125% Notes. All of the stock of KRATON Polymers LLC, Elastomers Holdings LLC and its subsidiaries and KRATON Polymers Capital Corporation and 65% of the stock of KRATON Polymers Holdings B.V. are pledged as security for the senior secured credit facility.
(4)	KRATON Polymers Capital Corporation exists solely to be a co-issuer of KRATON’s 8.125% Notes and guarantor of the senior secured credit facility and does not have any substantial assets or operations.

The Exchange Offer

On November 2, 2004, we issued $150,000,000 aggregate principal amount at maturity of 12.000% Senior Discount Notes due 2014 to Goldman, Sachs & Co. and UBS Securities LLC in private and offshore offerings. These initial purchasers sold the notes to institutional investors and non-U.S. persons in transactions exempt from the registration requirements of the Securities Act of 1933. We refer to these notes as the initial notes.

Exchange Offer and Registration Rights Agreement

When we issued the initial notes, we entered into a registration rights agreement in which we agreed, among other things, to use all commercially reasonable efforts to cause a registration statement to become effective on or prior to July 1, 2005 and to use all commercially reasonable efforts to commence and complete the exchange offer promptly, but no later than 30 business days after the registration statement has become effective.

The Exchange Offer

Under the terms of the exchange offer, you are entitled to exchange the initial notes for registered exchange notes with substantially identical terms. We refer to these notes as the exchange notes. You should read the discussion under the heading “Description of Exchange Notes” for further information regarding the exchange notes. As of the date of this prospectus, there are $150,000,000 aggregate principal amount at maturity of initial notes outstanding. The initial notes may be tendered only in minimum denominations of $5,000 principal amount at maturity and integral multiples of $1,000 in excess thereafter.

Resale of Exchange Notes

We believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	you are not an “affiliate” of ours.

If any of the foregoing are not true and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from the registration requirements of the Securities Act, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Consequences of Failure to Exchange Initial Notes

If you are eligible to participate in the exchange offer but you do not exchange your initial notes for exchange notes, you will no longer be able to force us to register the initial notes under the Securities Act. In addition, you will not be able to offer or sell the initial notes unless:

•	the offer or sale is registered under the Securities Act; or

•	you offer or sell the initial notes under an exemption from the requirements of, or in a transaction not subject to, the Securities Act.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on                         , 2005, unless we decide to extend the exchange offer.

Interest on the Exchange Notes

The exchange notes will accrue interest at 12.000% per annum from the date of the issuance of the initial notes. Prior to January 15, 2009, interest will accrue on the exchange notes in the form of an increase in the accreted value of the exchange notes. The accreted value of each exchange note will increase on a daily basis from the date of issuance of the initial notes until January 15, 2009 at a rate of 12.000% per annum, reflecting the accrual of non-cash interest, such that the accreted value on January 15, 2009 will equal the principal amount at maturity. From and after January 15, 2009, cash interest on the exchange notes will accrue, and we will pay interest on January 15 and July 15 of each year, commencing on July 15, 2009 through the maturity date of July 15, 2014. See “Description of Exchange Notes—Principal, Maturity and Interest.”

Procedures for Tendering Initial Notes

If you wish to accept the exchange offer, you must:

•	complete, sign and date the letter of transmittal or a facsimile of it; and

•	send the letter of transmittal accompanying this prospectus and all other documents required by it, including the initial notes to be exchanged, to Wells Fargo Bank, National Association, as exchange agent.

Alternatively, you can tender your initial notes by following the procedures for book-entry transfer described in this prospectus.

Guaranteed Delivery Procedures

If you wish to tender your initial notes and you cannot deliver the required documents to the exchange agent by the expiration date, you may tender your initial notes according to the guaranteed delivery procedures under the heading “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights

You may withdraw the tender of your initial notes at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent by 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer—Withdrawal of Tenders.”

Acceptance of Initial Notes and Delivery of Exchange Notes

If all of the conditions to the exchange offer are satisfied or waived, we will accept any and all initial notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. We will deliver the exchange notes promptly after the expiration date. See “The Exchange Offer—Conditions.”

Tax Considerations

The exchange of initial notes for exchange notes will not be a taxable exchange for federal income tax purposes for U.S. holders of the notes. See “Certain U.S. Federal Income Tax Considerations.” You should consult your tax adviser about the tax consequences of this exchange as they apply to your individual circumstances.

Exchange Agent

Wells Fargo Bank, National Association is serving as exchange agent for the exchange offer.

Fees and Expenses

We will bear all expenses related to consummating the exchange offer and complying with the registration rights agreement. See “The Exchange Offer—Fees and Expenses.”

Use of Proceeds

We will not receive any cash proceeds from the issuance of the exchange notes. We used most of the proceeds from the sale of the initial notes to repay indebtedness under the senior secured credit facility, to pay fees and expenses related to the offering of initial notes, with the remaining balance used for general corporate purposes. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

DESCRIPTION OF EXCHANGE NOTES

Issuers

Polymer Holdings LLC and its wholly-owned subsidiary Polymer Holdings Capital Corporation are the issuers. The issuers will be jointly and severally liable for the obligations under the exchange notes.

Notes Offered

We are offering $150,000,000 aggregate principal amount at maturity of 12.000% senior discount notes due 2014. The form and terms of the exchange notes are the same as the form and terms of the initial notes, except that the offering and distribution of the exchange notes have been registered under the Securities Act. Therefore, the exchange notes will not bear legends restricting their transfer and will not be entitled to registration under the Securities Act. The exchange notes will evidence the same debt as the initial notes and both the initial notes and the exchange notes are governed by the same indenture dated November 2, 2004.

Maturity Date

July 15, 2014.

Accretion; Interest

Prior to January 15, 2009, interest will accrue on the exchange notes in the form of an increase in the accreted value of the exchange notes. The accreted value of each exchange note will increase on a daily basis from the date of issuance of the initial notes until January 15, 2009 at a rate of 12.000% per annum, reflecting the accrual of non-cash interest, such that the accreted value on January 15, 2009 will equal the principal amount at maturity. From and after January 15, 2009, cash interest on the exchange notes will accrue and be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2009, at a rate of 12.000% per annum. The initial notes had an initial accreted value at issuance of $612.76 per $1,000 in principal amount at maturity. The senior secured credit facility prohibits (and the indenture governing KRATON’s 8.125% Notes may prohibit) KRATON from paying dividends or making other distributions to us in order to permit us to pay cash interest on the exchange notes. See “Risk Factors—Servicing our indebtedness will require a significant amount of cash. We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payment on the notes.”

Original Issue Discount

The initial notes were offered at a substantial discount to their principal amount at maturity and were treated as having been issued with original issue discount for U.S. federal income tax purposes. Thus, although cash interest will not be payable on the exchange notes prior to July 15, 2009, interest accrues from the issue date of the initial notes based on the yield to maturity of the notes and will be included as interest income (including for periods ending prior to July 15, 2009) for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See “Certain U.S. Federal Income Tax Considerations.”

Ranking

The exchange notes will be our senior unsecured obligations. The exchange notes will be:

•	effectively subordinated in right of payment to our existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness;

•	structurally subordinated in right of payment to all existing and future liabilities and preferred stock, if any, of our subsidiaries, including KRATON;

•	equal in right of payment with all of our future senior unsecured indebtedness; and

•	senior in right of payment to all of our future subordinated indebtedness.

As of December 31, 2004, we had approximately $93.7 million of unsecured indebtedness (consisting of the initial notes) and $265.3 million of secured indebtedness (consisting of our guarantee of KRATON’s obligations under the senior secured credit facility), and our subsidiaries, including KRATON, had approximately $200.0 million of other indebtedness and $187.2 million of other liabilities, to which the exchange notes are structurally subordinated. This amount does not include our guarantee of $60.0 million of available borrowings under the revolving portion of the senior secured credit facility. Our guarantee of borrowings under the senior secured credit facility is secured and effectively senior to the exchange notes to the extent of the value of the assets securing such guarantee. As of December 31, 2004, our subsidiaries had total liabilities of $653.2 million.

For more information, see “Description of Exchange Notes—Subordination.”

Optional Redemption

Prior to January 15, 2009, we may redeem all or a portion of the exchange notes at a price equal to 100% of the accreted value thereof, plus a “make-whole” premium as set forth in this prospectus.

On or after January 15, 2009, we may redeem all or a portion of the exchange notes at the redemption prices set forth in this prospectus, plus accrued and unpaid interest and special interest, if any, to the redemption date. See “Description of Exchange Notes—Optional Redemption.”

Optional Redemption After Equity Offerings

At any time before January 15, 2007, on one or more occasions, we may redeem up to 35% of the aggregate principal amount at maturity of the exchange notes at a redemption price equal to 112.000% of the accreted value thereof at the redemption date, with the net cash proceeds of certain equity offerings and contributions if at least 65% of the aggregate principal amount at maturity of the notes originally issued remains outstanding immediately after the redemption. See “Description of Exchange Notes—Optional Redemption.”

Mandatory Offer to Repurchase

If we sell certain assets without applying the proceeds in a specified manner, or experience certain change of control events, each holder of exchange notes may require us to repurchase all or a portion of its exchange notes at the purchase prices set forth in this prospectus, plus accrued and unpaid interest and special interest, if any, to the repurchase date. See “Description of Exchange Notes—Repurchase at the Option of Holders.” The senior secured credit facility and the indenture governing KRATON’s 8.125% Notes may restrict us from repurchasing any of the exchange notes, including any repurchase we may be required to make as a result of a change of control or certain asset sales. See “Risk Factors—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.”

Sinking Fund

The exchange notes are not subject to any sinking fund.

Covenants

The indenture governing the exchange notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue disqualified stock or preferred stock;

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments;

•	create certain liens;

•	guarantee indebtedness;

•	engage in sale and leaseback transactions;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all our assets.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of Exchange Notes” in this prospectus.

Use of Proceeds

We will not receive any proceeds from issuance of exchange notes in the exchange offer. See “Use of Proceeds.”

Risk Factors

You should carefully consider the information under the “Risk Factors” section of this prospectus and other information in this prospectus before making any investment decision with respect to the notes.

SUMMARY OF FINANCIAL INFORMATION AND OTHER DATA

The table below sets forth summary consolidated historical financial data for the periods indicated. Prior to February 28, 2001, we were operated as a number of business units as a part of the Royal Dutch/Shell Group of Companies, or Shell Chemicals, and did not exist as a stand-alone entity. The summary financial data for the year ended and as of December 31, 2000, and for the two months ended February 28, 2001, have been derived from the combined financial statements of the Shell Chemicals elastomers business. This financial data has been prepared on a carve-out basis to include the historical operations applicable to the Shell Chemicals elastomers business. Separate financial statements were not prepared for the Shell Chemicals elastomers business, as no direct owner relationship existed among the various units that comprised the elastomers business. We refer to our carve-out from Shell Chemicals as the Separation and the periods prior to the Separation as “Elastomers Business” periods.

The summary consolidated historical financial data presented below for the ten months ended and as of December 31, 2001, for the year ended and as of December 31, 2002 and for the period from January 1, 2003 to December 22, 2003, have been derived from KRATON’s consolidated financial statements prior to the Acquisition. As a result of the Acquisition, we acquired 100% of KRATON’s outstanding equity interests on December 23, 2003. Prior to the Acquisition, we did not have any material assets or liabilities, and since the Acquisition, our only material asset is our investment in KRATON. The Acquisition was accounted for under the purchase method of accounting, and the purchase price was allocated to the fair value of the assets and liabilities acquired as of the date of Acquisition. The financial information for periods subsequent to the Acquisition is therefore not comparable to the financial information for periods prior to the Acquisition, which we refer to as “Predecessor” periods.

The summary consolidated historical financial data presented below for the period from December 23, 2003 to December 31, 2003, as of December 31, 2003 and for the year ended and as of December 31, 2004 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

The summary financial information and other data presented below should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

			Predecessor			Elastomers Business
	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Period from January 1 through December 22, 2003	Year Ended December 31, 2002	Ten Months Ended December 31, 2001	Two Months Ended February 28, 2001	Year Ended December 31, 2000
	(In thousands)	(In thousands)	(In thousands)			(In thousands)
Statement of Operations Data:
Revenues
Sales	$791,226	$9,532	$680,263	$620,065	$512,436	$92,000	$607,000
Other (1)	16,160	328	12,475	8,853	8,814	4,000	14,000

Total revenues	807,386	9,860	692,738	628,918	521,250	96,000	621,000

Cost of goods sold (2)	687,954	9,796	519,743	424,978	403,669	73,000	442,000

Gross profit	119,432	64	172,995	203,940	117,581	23,000	179,000
Research and development expenses	23,178	458	23,310	22,984	17,501	5,000	20,000
Selling, general and administrative	64,903	1,624	54,017	65,563	58,150	11,000	51,000
Depreciation and amortization	42,630	860	25,876	28,166	24,295	7,000	40,000
Earnings in joint venture (3)	(462)	(28)	(621)	(1,171)	(1,045)	—	—
Interest expense, net (4)	40,747	556	57,543	36,066	37,672	1,000	1,000

Income (loss) before income taxes	(51,564)	(3,406)	12,870	52,332	(18,992)	(1,000)	67,000
Income tax (provision) benefit (5)	17,766	1,347	(3,007)	(9,793)	(900)	(1,000)	(32,000)

Net income (loss)	$(33,798)	$(2,059)	$9,863	$42,539	$(19,892)	$(2,000)	$35,000

			Predecessor		Elastomers Business
	As of December 31, 2004	As of December 31, 2003	As of December 31, 2002	As of December 31, 2001	As of December 31, 2000
	(In thousands)	(In thousands)	(In thousands)		(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$46,357	$17,500	$14,305	$24,190	$49,000
Total assets (6)	972,427	941,056	608,651	589,296	738,000
Total debt (7)	559,015	560,000	343,730	385,450	—

(1)	Other sales include the sale of by-products generated in the production of KRATON IR and SIS.
(2)	In the year ended December 31, 2004, the period from December 23 through December 31, 2003, and the ten months ended December 31, 2001, these amounts include $30,211, $1,525 and $44,200, respectively, of additional costs relating to the sale of inventory, the carrying value of which had been increased to reflect the manufacturing profit in inventory as part of the Acquisition and Separation, respectively.
(3)	Represents our 50% joint venture interest in Kraton JSR Elastomers KK, which is accounted for using the equity method of accounting.
(4)	Interest expense net of interest income. In the period from January 1 through December 22, 2003, interest expense includes $10,200 related to the write-off of deferred financing costs associated with indebtedness repaid in the Acquisition, $9,100 of prepayment penalty associated with such indebtedness and $7,500 related to the remaining accretion of the value of warrants of Ripplewood Chemical issued with such indebtedness.

(5)	Taxes reflected in the predecessor company represents the income tax provision related to our foreign operations due to our U.S. operations being considered a limited liability company and treated as a flow through entity for federal income tax purposes. Since the Acquisition, taxes include all operations, including the U.S. operations.
(6)	At December 23, 2003, property, plant, and equipment was increased by $151,123 as a part of purchase accounting.
(7)	The amounts as of December 31, 2003 and 2004, reflect the Acquisition.

			Predecessor			Elastomers Business
	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Period from January 1 through December 23, 2003	Year Ended December 31, 2002	Ten Months Ended December 31, 2001	Two Months Ended February 28, 2001	Year Ended December 31, 2000
Other Data:
Ratio of Earnings to Fixed Charges	—	—	1.2	2.3	—	—	29.7

Our earnings were insufficient to cover our fixed charges for the year ended December 31, 2004 by approximately $51.5 million, for the period from December 23 through December 31, 2003 by approximately $3.4 million, for the ten months ended December 31, 2001 by approximately $19.2 million and for the two months ended February 28, 2001 by approximately $1.0 million. The ratio of earnings to fixed charges for the year ended December 31, 2000 reflects that only minimal financing costs were allocated to the Elastomers Business by Shell Chemicals for this period.

RISK FACTORS

You should carefully consider the risks described below and other information in this prospectus before making any decision to invest in the notes.

Risks Relating to Transfer Restrictions on the Notes

If you do not participate in the exchange offer, you will continue to be subject to transfer restrictions.

If you do not exchange your initial notes for exchange notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of your initial notes. We do not intend to register the initial notes under the Securities Act. To the extent initial notes are tendered and accepted in the exchange offer, the trading market, if any, for the initial notes could be adversely affected. See “The Exchange Offer.”

Risk Factors Relating to the Notes

Claims of noteholders will be structurally subordinated to claims of creditors of all of our subsidiaries.

We are a holding company and have limited operations of our own and derive all of our revenue and cash flow from our subsidiaries. The exchange notes will be our senior unsecured obligations. They will be (1) effectively subordinated in right of payment to our existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness, (2) structurally subordinated in right of payment to all existing and future liabilities and preferred stock, if any, of our subsidiaries, including KRATON, (3) equal in right of payment with all of our future senior unsecured indebtedness and (4) senior in right of payment to all of our future subordinated indebtedness. None of our subsidiaries will guarantee these exchange notes. Creditors of our subsidiaries (including trade creditors) and holders of preferred stock of our subsidiaries, if any, will generally be entitled to payment from the assets of those subsidiaries before those assets can be distributed to us. As a result, these exchange notes will be structurally subordinated to the prior payment of all of the indebtedness (including trade payables) and preferred stock, if any, of our subsidiaries. All obligations of our subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available to us for distribution, upon a liquidation or otherwise.

As of December 31, 2004, we had approximately $93.7 million of unsecured indebtedness and $265.3 million of secured indebtedness (consisting of our guarantee of KRATON’s obligations under the senior secured credit facility), and our subsidiaries, including KRATON, had approximately $200.0 million of other indebtedness and $187.2 million of other liabilities, to which the exchange notes are structurally subordinated. This amount does not include our guarantee of $60.0 million of available borrowings under the revolving portion of the senior secured credit facility. Our guarantee of borrowings under the senior secured credit facility is secured and effectively senior to the exchange notes to the extent of the value of the assets securing such guarantee. As of December 31, 2004, our subsidiaries had total liabilities of $653.2 million. We cannot assure you that if our subsidiaries had their indebtedness accelerated they would be able to repay such indebtedness. We also cannot assure you that our assets and our subsidiaries’ assets will be sufficient to fully repay these exchange notes and our other indebtedness. See “Description of Certain Indebtedness.”

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

The exchange notes are unsecured and are effectively subordinated to any of our existing or future secured indebtedness, including our secured guarantee of the senior secured credit facility. In the event of a foreclosure, dissolution, winding-up, liquidation, reorganization, bankruptcy or similar proceeding involving us, the assets that serve as collateral for any secured indebtedness will be used to satisfy the obligations under the secured indebtedness before any payments are made on the notes. We cannot assure you that there will be sufficient assets remaining to pay amounts due on all or any of the notes. Borrowings under the senior secured credit facility are secured by substantially all of our, KRATON’s and its domestic subsidiaries’ assets (except that only 65% of the capital stock of any foreign subsidiary directly owned by KRATON or one of its domestic subsidiaries has been pledged). See “Description of Certain Indebtedness—Senior Secured Credit Facility.”

Servicing our indebtedness will require a significant amount of cash. We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payment on the notes.

Prior to January 15, 2009, interest will accrue on the exchange notes in the form of an increase in the accreted value of the exchange notes. Cash interest on the exchange notes will accrue from January 15, 2009 and be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2009, at a rate of 12.000% per annum. Because we are a holding company and our operations are conducted by our domestic and foreign subsidiaries, our cash flow and our ability to service indebtedness, including our ability to pay the principal of and interest on the exchange notes when due, are dependent in part on cash dividends and distributions and other transfers of cash from our subsidiaries. Although all of our business is conducted through our subsidiaries, none of our subsidiaries is obligated to make funds available to us for payment on the exchange notes. Accordingly, our ability to make payments on the exchange notes is dependent on the earnings and the distribution of funds from our subsidiaries.

The terms of the senior secured credit facility, the indenture governing KRATON’s 8.125% Notes and the other agreements governing indebtedness of our subsidiaries significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries are permitted under the terms of the senior secured credit facility and the indenture governing KRATON’s 8.125% Notes to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. In addition, any payment of interest, dividends, distributions, loans or advances by our subsidiaries to us could be subject to taxation or other restrictions on dividends or repatriation of earnings under applicable law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdiction in which our foreign subsidiaries operate.

We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will ever permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the exchange notes when due. The terms of agreements governing the current and future indebtedness of our subsidiaries, including the senior secured credit facility and the indenture governing KRATON’s 8.125% Notes, may restrict us from effecting any of these alternatives. In particular, the senior secured credit facility does not permit (and the indenture governing KRATON’s 8.125% Notes may not permit) the payment of dividends or other distributions to us necessary to make payments of interest and principal on the exchange notes. Furthermore, we may need to refinance all or a portion of our indebtedness, including these exchange notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we are unable to generate sufficient cash flow, obtain the consent of our lenders permitting our subsidiaries to pay dividends or make distributions to us or refinance our debt on favorable terms, it could significantly adversely affect our financial condition, the value of the exchange notes and our ability to pay principal of and interest on the exchange notes. See “Description of Certain Indebtedness.”

We conduct our Japanese operations through our 50% joint venture with JSR Corporation. We are only entitled to 50% of the dividends or other distributions made by this venture. In addition, we do not have the right to unilaterally cause this venture to distribute cash to us, and we therefore may not be able to access its cash flow to service our debt obligations, including in respect of the exchange notes.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have substantial indebtedness. As of December 31, 2004, we had $559.0 million of total indebtedness. In addition, subject to restrictions in the indenture relating to the exchange notes, the indenture relating to

KRATON’s 8.125% Notes and the senior secured credit facility, we and our subsidiaries may incur additional indebtedness.

Our substantial indebtedness could have important consequences to you, including the following:

•	it may be more difficult for us to satisfy our obligations with respect to the exchange notes;

•	it may be more difficult for KRATON to satisfy its debt obligations and, therefore, to make distributions to us;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow to pay principal of and interest on the exchange notes and other indebtedness which will reduce the funds available to us for other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions;

•	our ability to capitalize on business opportunities and to react to competitive pressures as compared to our competitors, may be compromised due to our high level of indebtedness; and

•	our ability to borrow additional funds or to refinance indebtedness may be limited.

We expect to obtain the money to pay our expenses and to pay the principal of and interest on the exchange notes, the senior secured credit facility, KRATON’s 8.125% Notes and other debt from cash flow derived from KRATON’s operations. Our ability to meet our expenses thus depends on KRATON’s future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that our cash flow will be sufficient to allow us to pay principal of and interest on our indebtedness, including the exchange notes, and meet our other obligations. If we do not have enough liquidity, we may be required to refinance all or part of our existing debt, including the exchange notes, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements, including the senior secured credit facility, the indenture governing KRATON’s 8.125% Notes and the indenture governing the exchange notes, may restrict us from pursuing any of these alternatives.

Our debt instruments, including the senior secured credit facility and the indenture governing KRATON’s 8.125% Notes, impose significant operating and financial restrictions on us. If we default under any of these debt instruments, we may not be able to make payments on the exchange notes.

Our debt instruments, including the indenture, the senior secured credit facility and the indenture governing KRATON’s 8.125% Notes, impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional indebtedness;

•	pay dividends or make certain other restricted payments;

•	create liens or other encumbrances; and

•	transfer or sell certain assets or merge or consolidate with another entity.

Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants, alternative sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative financings could be obtained, or if obtained, would be on terms acceptable to us. In addition, the holders of the notes will have no control over any waivers or amendments with respect to any debt outstanding other than the debt contained in the indenture. We cannot assure you that even if the holders of the notes agree to waive or amend the covenants contained in the indenture, the holders of our other indebtedness will agree to do the same with respect to their debt instruments.

In addition to the covenants listed above, the senior secured credit facility requires KRATON to meet specified financial ratios and tests and restricts KRATON’s ability to make capital expenditures or prepay certain other indebtedness. As of December 31, 2004, KRATON was in compliance with the applicable financial ratios in the senior secured credit facility and the other covenants contained in that facility and in the indenture governing KRATON’s 8.125% Notes. KRATON may not be able to maintain these ratios. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. See “Description of Certain Indebtedness.”

KRATON’s ability to continue to comply with the financial ratios is subject to changes in our results of operations and financial position and, in particular, (1) the prices for raw materials, (2) the sales of products, (3) our ability to successfully implement selected selling price increases, (4) our ability to reduce costs and (5) our availability of cash to reduce existing indebtedness. The most significant of these factors is the prices for raw materials. See “—Risks Relating to Our Business—Fluctuations in the costs of our raw materials could have an adverse effect on our financial condition and results of operations.”

A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements and instruments, including KRATON’s inability to comply with the required financial covenants in the senior secured credit facility, could result in an event of default under those agreements. Such a default would require us to seek a waiver or amendment from the holders of the senior secured credit facility. We cannot assure you that a waiver or amendment could be obtained, or if obtained, would be on favorable terms. Also, such a default could allow the lenders under our financing agreements to discontinue lending, to accelerate the related indebtedness, as well as any other indebtedness to which a cross-acceleration or cross-default provision applies, and to declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they had made to supply us with further funds. If the lenders require immediate repayments, we will not be able to repay them and also repay the exchange notes in full.

Despite our current indebtedness level, we and our subsidiaries may still be able to incur substantially more indebtedness, which could exacerbate the risks associated with our substantial leverage.

As of December 31, 2004, KRATON had approximately $60 million of revolving credit availability under the revolving portion of the senior secured credit facility. We and our subsidiaries may also be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the exchange notes, the senior secured credit facility and the indenture governing KRATON’s 8.125% Notes do not fully prohibit us or our subsidiaries from incurring additional indebtedness. In particular, KRATON and our other subsidiaries may incur additional indebtedness, to which the notes will be effectively subordinated. In addition, if we incur any additional indebtedness that ranks equally with the exchange notes, the holders of that indebtedness will be entitled to share ratably with the holders of the exchange notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us. If new indebtedness is added to our or our subsidiaries’ current debt levels, the related risks that we now face could intensify. See “Description of Certain Indebtedness.”

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of a “change of control,” as defined in the indenture governing the notes, we must offer to buy back the notes at a price equal to 101% of the accreted value, together with any accrued and unpaid interest and special interest (as defined in the indenture), if any, to the date of the repurchase. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture, which would also give rise to a default under the senior secured credit facility and a default under the indenture governing KRATON’s

8.125% Notes. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

If a change of control occurs, it is possible that we may not have sufficient assets at the time of the change of control to make the required repurchase of notes or to satisfy all obligations under the senior secured credit facility, the indenture governing the 8.125% Notes and the indenture governing the exchange notes. Furthermore, the terms of KRATON’s senior secured credit facility and the indenture governing KRATON’s 8.125% Notes in effect restrict our ability to repurchase notes tendered by holders upon a change of control by restricting our subsidiaries from paying dividends and otherwise transferring assets to us. In order to satisfy our obligations, we could seek to refinance the indebtedness under the senior secured credit facility, the indenture governing KRATON’s 8.125% Notes and the indenture governing the exchange notes or obtain a waiver from the lenders, the holders of KRATON’s 8.125% Notes or you as a holder of the exchange notes. We cannot assure you that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

The beneficial owners of our equity interests may take actions that are not in your interest as a holder of the exchange notes.

The beneficial owners of our equity interests have the power to elect all of the members of our Board of Directors, to change our management, to approve any changes to our organizational documents and to approve any mergers or other extraordinary transactions. See “Ownership.” Circumstances may arise in which the interests of such owners may conflict with your interests as holders of the exchange notes. In addition, such owners may cause us to pursue acquisitions, divestitures, financings or other transactions that could enhance the value of their equity investment, even though such transactions may involve risks to the holders of the exchange notes. Holders of the exchange notes must rely on the covenants described under “Description of Exchange Notes—Certain Covenants” to protect their interests, and we cannot assure you that those covenants will protect you from the risks described above.

There is no established trading market for the exchange notes. If an actual trading market does not develop for these notes, you may not be able to resell them quickly for the price that you paid or at all.

The exchange notes will constitute a new issue of securities and, although the exchange notes are expected to be eligible for trading in The PORTALSM Market, there is no established trading market for the exchange notes. We do not intend to apply for the exchange notes or any exchange notes to be listed on any securities exchange or to arrange for any quotation on any automated dealer quotation systems. The initial purchasers have advised us that they intend to make a market in the exchange notes, but they are not obligated to do so. Each initial purchaser may discontinue any market making in the exchange notes at any time, in its sole discretion.

We also cannot assure you that you will be able to sell your exchange notes at a particular time or at all, or that the prices that you receive when you sell them will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the exchange notes or, in the case of any holders of initial notes that do not exchange them, the trading market for the initial notes following the offer to exchange the notes for exchange notes. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value, or at all. Future trading prices of the exchange notes will depend on many factors, including:

•	prevailing interest rates;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the initial notes for the exchange notes;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices of securities similar to the exchange notes. It is possible that the market for the exchange notes will be subject to disruptions. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

If initial notes are exchanged for exchange notes in the exchange offer, the trading market for initial notes that are not so exchanged could be adversely affected due to the limited amount, or “float,” of the initial notes that remain outstanding following the exchange offer. Generally, decreased float of a security could result in less demand to purchase that security and could, therefore, result in lower prices for that security. For the same reason, if a large number of initial notes are not exchanged in the exchange offer, the trading market for the exchange notes could be similarly affected.

Federal and state statutes allow courts, under specific circumstances, to void the exchange notes and require noteholders to return payments received from us.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the exchange notes could be voided, or claims in respect of the exchange notes could be subordinated to all of our indebtedness if, among other things, we, at the time we incurred the indebtedness evidenced by the exchange notes:

•	were insolvent or rendered insolvent by reason of such indebtedness;

•	were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature.

In addition, any payment by us pursuant to the exchange notes could be voided and required to be returned to us, or to a fund for the benefit of our creditors.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

•	the sum of our debts, including contingent liabilities, were greater than the fair saleable value of all of our assets;

•	if the present fair saleable value of our assets were less than the amount that would be required to pay our probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	we could not pay our indebtedness as it becomes due.

On the basis of historical financial information, recent operating history and other factors, we believe that we, after giving effect to the indebtedness incurred in this offering and the application of proceeds there from, will not be insolvent, will not have unreasonably small capital for the business in which we are engaged and will not have incurred indebtedness beyond our ability to pay such indebtedness as it matures. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

Any claim you might have in bankruptcy would be limited to the accreted value of the exchange notes at the time of filing.

Although the aggregate principal amount at maturity of the exchange notes is $150,000,000, in the event of a bankruptcy or reorganization proceeding, your claim on the exchange notes would generally be limited to the accreted value of your exchange notes as of the date that the bankruptcy petition was filed. The excess of the principal amount of the exchange notes at maturity over their accreted value would be deemed to be unaccrued interest and you would be unable to collect on any portion of that amount.

The exchange notes will be issued at a substantial discount to their principal amount at maturity and will therefore trigger certain federal income tax consequences for the holders of the notes.

The exchange notes will be issued at a substantial discount to their principal amount at maturity. Consequently, the exchange notes will be treated as having been issued with original issue discount for federal income tax purposes and you will be required to include that original issue discount in your income as it accrues for federal income tax purposes in advance of receipt of any payment on the exchange notes to which the income is attributable. To understand how this may affect you, you should seek advice from your own tax advisor prior to purchasing the notes. See “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion of the federal income tax consequences to the holders of the exchange notes of the purchase, ownership and disposition of the exchange notes.

Risks Relating To Our Business

Shell Chemicals provides significant operating and other services under agreements that are important to our business. The failure of Shell Chemicals to perform its obligations, or the termination of these agreements, could have a material adverse effect on our business.

Prior to February 28, 2001, we were operated by Shell Chemicals, a unit of the Royal Dutch/Shell Group. Despite our separation from Shell Chemicals, Shell Chemicals provides services that are important to our business. Although most of our interim arrangements have terminated, we continue to be a party to:

•	operating agreements pursuant to which Shell Chemicals operates and maintains our European manufacturing facilities and employs and provides almost all of the staff for those facilities;

•	site services, utilities, materials and facilities agreements pursuant to which Shell Chemicals provides utilities and site services to our European manufacturing facilities and research and development facilities; and

•	lease agreements pursuant to which we lease our European manufacturing facilities and our research and development facilities from Shell Chemicals.

In addition, we are required to indemnify Shell Chemicals under certain of these agreements, including in certain circumstances for loss and damages resulting from Shell Chemicals’ negligence in performing its obligations. Pursuant to their terms, either party is permitted to terminate the agreements in a variety of situations. Should Shell Chemicals fail to provide these services or should any operating agreement be terminated, we would be forced to obtain these services from third parties or to provide them ourselves. The failure of Shell Chemicals to perform its obligations or the termination of any of these contracts could adversely affect our operations, and, depending on market conditions at the time of any termination, we may not be able to enter into substitute arrangements in a timely manner, or on terms as favorable to us, which could have an adverse effect on our business.

We obtain the majority of our styrene, butadiene and isoprene requirements in the United States and Europe from Shell Chemicals. The failure of Shell Chemicals to perform its obligations under these agreements, or our inability to replace or renew these agreements when they expire, could have a material adverse effect on our results of operations.

Our manufacturing processes use three primary raw materials: styrene, butadiene and isoprene. We use styrene in the production of almost all KRATON products. We use butadiene in the production of SBS (styrene: butadiene: styrene) grades of KRATON D and SEBS (styrene: ethylene: butylene: styrene) grades of KRATON G. We use isoprene in the production of SIS (styrene: isoprene: styrene) grades of KRATON D, SEPS (styrene: ethylene: propylene: styrene) grades of KRATON G and isoprene rubber (sold under the KRATON IR brand name).

We have entered into long-term raw material supply agreements with Shell Chemicals to provide our U.S. and European manufacturing facilities with the majority of their styrene, butadiene and isoprene requirements.

The initial terms of the U.S. styrene and butadiene agreements expire on December 31, 2005, the initial term of the European styrene agreement expires on February 28, 2006 and the initial term of the agreement providing butadiene to our Berre, France facility expires on December 31, 2007. Each of these agreements is renewed automatically unless terminated with twelve to twenty-four months prior written notice by either party. The initial term of the agreement providing butadiene to our Wesseling, Germany facility expires December 31, 2040 and is renewed automatically unless terminated with sixty months’ prior written notice by either party. The agreements providing isoprene to our Belpre, Ohio facility and to our Pernis, The Netherlands facility expire on December 31, 2009 and are renewed automatically unless twelve to twenty-four months’ prior written notice of termination is given.

We cannot give assurances that Shell Chemicals will be able to continue to perform under these supply agreements or that Shell Chemicals will not terminate the agreements. During the first quarter of 2005, Shell Chemical declared a force majeure at two of its facilities that affected our supply of butadiene and isoprene at our Belpre, Ohio facility and butadiene at our Berre, France facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Developments–Supply Disruption Issues.” If we are required to obtain an alternate source for raw materials because Shell Chemicals is unwilling or unable to perform under these raw material supply agreements or if Shell Chemicals terminates the agreement, we may not be able to obtain these raw materials from alternative suppliers in a timely manner or be able to enter into long-term supply agreements on terms as favorable to us. Although neither Shell Chemicals nor we have provided notice of termination, we are currently discussing terms for new long-term supply contracts for our styrene and butadiene requirements with Shell Chemicals and alternate suppliers. We cannot give assurances that we will obtain new long-term supply agreements, or on what terms any such agreements might be. Any failure of Shell Chemicals to perform its obligations under the existing agreements could have an adverse effect on our results of operations and financial position.

Fluctuations in the costs of our raw materials could have an adverse effect on our financial condition and results of operations.

Our results of operations are directly affected by the cost of our raw materials. Our financial performance has been affected by significant increases in raw material feedstock prices. Our three principal raw materials (styrene, butadiene and isoprene) together represented approximately 80% of our total raw material purchases volume and approximately 40% of our total cost of goods sold in 2004. We experienced significantly higher raw material feedstock prices in 2003, and prices increased further throughout 2004, to near record levels. Prices for these key raw materials increased between 30% and 70% during 2004. In 2004, our raw material feedstock costs increased with crude oil prices, which have increased from $32.52 per barrel at December 31, 2003, to $43.45 per barrel at December 31, 2004. Our ability to offset the effect of raw material prices by increasing sales prices is uncertain. A further increase in, or maintenance of, the prices of these raw materials could have a negative impact on our results of operations and financial position.

Styrene, butadiene and isoprene used by our U.S. and European facilities are primarily supplied by Shell Chemicals, its affiliates or Basell, a joint venture between Shell Chemicals and BASF GmbH, under long-term supply contracts. Prices under these contracts are typically determined by contractual formulas that reference both Shell Chemicals’ cost of production as well as market prices. In Japan, butadiene and isoprene supplies for our joint venture plant are supplied under our joint venture agreement where our partner supplies our necessary requirements. Styrene in Japan is sourced from local third-party suppliers. Our facility in Paulinia, Brazil purchases all of its raw materials from local third-party suppliers. See “Business—Sources and Availability of Raw Materials.”

Prices for styrene are volatile. Styrene prices are primarily driven by worldwide supply and demand, the costs of ethylene and benzene and are also influenced by prevailing crude oil and natural gas prices. Market prices for styrene rose in late 2002, and reached near historical highs at the beginning of 2003, followed by a decline in mid-year, with a surge back to near historical highs in late 2003. Market prices for styrene continued to increase in 2004. The significant price increase has been associated with increasing oil and benzene prices.

Market prices for butadiene are also volatile. Butadiene prices reflect worldwide supply and demand, but are also influenced by prevailing crude oil and ethylene prices. Market prices for butadiene increased in the latter part of 2002, and early 2003, due to increased energy prices and tight supply conditions. We saw a slight decline in mid 2003, with flat pricing through the first quarter of 2004. However, in the second quarter of 2004 and continuing throughout the remainder of 2004, we experienced increasing market prices for butadiene.

Because there is limited non-captive isoprene available, the market for isoprene is thin and prices are volatile. Prices for isoprene are determined by the supply and prices of natural and synthetic rubber, crude oil and natural gas prices and existing supply and demand in the market. Market prices for isoprene rose during the fourth quarter of 2003 and continued to rise throughout 2004. Isoprene prices could continue to increase significantly and we may not be able to source our isoprene requirements at prices acceptable to us.

Fluctuations in the availability of our raw materials could have an adverse effect on our financial condition and results of operations.

Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner. We believe styrene and butadiene are widely available in the world chemicals market. As discussed above, we rely on supply contracts with Shell Chemicals to provide us with the majority of our styrene and butadiene requirements in the United States and Europe. However, we do not have long-term supply contracts for raw materials in Brazil and Japan. In Brazil, we obtain our styrene and butadiene requirements from a variety of third-party sources. In Japan, we obtain our styrene requirements from a nearby Mitsubishi Chemical Company facility and our butadiene requirements by pipeline from adjacent extraction units of our joint venture partner, JSR Corporation, on a commercial supply basis. If we are required to find alternative suppliers for our Brazilian and Japanese facilities, we may not be able to obtain alternative sources in a timely manner, or be able to enter into arrangements on terms as favorable to us, either of which could have an adverse effect on our business.

Isoprene is not widely available and the few isoprene producers tend to use their production themselves or sell only limited quantities into the world chemicals market. The major producers of isoprene are Goodyear, Shell Chemicals, Nippon Zeon and Braskem. Currently, Shell Chemicals is our major supplier of isoprene in the U.S. and Europe. In Brazil, we obtain our isoprene requirements from Braskem. In Japan, we obtain our isoprene requirements by pipeline from adjacent extraction units of JSR Corporation on a commercial supply basis. There can be no assurances that these suppliers will be able to meet our isoprene requirements or, if we are required to find alternative suppliers, that we would be able to obtain substitute supplies of isoprene in a timely manner or on favorable terms.

While we have historically had adequate supplies of isoprene, beginning in the third quarter of 2004 and continuing through the first quarter of 2005, we have experienced significant limits to our supply of isoprene due to operational problems at some key producers. A lack of availability of isoprene could have an adverse effect on our results of operations.

If we are not able to continue the technological innovation and successful commercial introduction of new products, our financial condition and results of operations could be adversely affected.

The SBC industry and the end-use markets into which we sell our products experience periodic technological change and ongoing product improvements. Newly developed non-SBC products may also compete with, or serve as a substitute for, our products. Manufacturers introduce new generations of products or require new technological capacity to develop customized products. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key end-use markets and upon our ability to successfully develop, manufacture and market products in such changing end-use markets. We will have to continue to identify, develop and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and our competitive position.

In addition, our customers may introduce new generations of their own products or require new technological and increased performance specifications requiring us to develop customized products. Innovation or other changes in our customer’s product performance requirements may also adversely affect the demand for our products. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key end-use markets, and upon our ability to successfully develop, manufacture and market products in such changing end-use markets. We need to continue to identify, develop and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and our competitive position. We cannot give assurances that we will be successful in developing new products and technology that successfully compete with such materials or that our customers will accept any of our new products. If we fail to keep pace with evolving technological innovations or fail to modify our products in response to our customers’ needs, then our business, financial condition and results of operations could be adversely affected.

The SBC industry and our end-use markets are highly competitive, and we must remain competitive or our results of operations may be adversely affected.

The SBC industry is highly competitive. We face significant competition from major international producers, as well as from smaller regional competitors. Our competitors may improve their competitive position in our core end-use markets by successfully introducing new products, improving their manufacturing processes or expanding their capacity or manufacturing facilities. If we are unable to keep pace with our competitors’ product and manufacturing process innovations, our financial condition and results of operations could be materially adversely affected.

Our most significant competitors are Asahi Chemical Industry Company, Ltd., Kuraray Company, Ltd., Polimeri Europa, Dynasol Elastomeros, Dexco Polymers LP, Total Petrochemicals, Lee Chung Yung Chemicals Industry Corporation and Taiwan Synthetic Rubber Corporation. Several of our competitors (such as Asahi Chemical Industry Company, Ltd., Dexco Polymers LP, Total Petrochemicals, Kuraray Company, Ltd. and Polimeri Europa) are well established in our industry, while other competitors (such as Lee Chung Yung Chemicals Industry Corporation) are more recent market entrants. Kuraray Company Ltd., Polimeri Europa and Taiwan Synthetic Rubber Corporation have all expanded HSBC capacity during the last 3 years. On December 31, 2004, our non-compete agreement with Shell Chemicals expired, and Shell Chemicals could now reenter the market and become one of our competitors.

Competition from non-SBC products is intense and may adversely affect our results of operations.

Competition between SBC products and non-SBC products within the end-use markets in which we compete is intense. We cannot give assurances that increased competition from existing or newly developed non-SBC products will not have a material adverse effect on our business or financial condition in the future or that our customers will not decide to source their requirements from non-SBC products.

•	In the adhesives and sealants end-use market, SBC products primarily compete with acrylics, silicones and solvent-based rubber systems. The choice between these materials is influenced by bond strength, specific adhesion, consistent performance to specification, processing speed, hot-melt application, resistance to water and total end-product cost.

•	In the compounding and personal hygiene end-use market, SBC products compete against a wide variety of chemical and non-chemical alternatives, including polyvinyl chloride, or PVC, ethylene propylene diene monomer, thermoplastic vulcanizates and natural rubber. The choice between these materials is influenced by performance characteristics, ease of use, desired aesthetics and total end-product cost.

•	In the asphalt modification end-use market, SBC products primarily compete with atactic polypropylene, ethylene vinyl acetate, styrene butadiene rubber and unmodified asphalts. The choice between these materials is influenced by total end-product performance, cost and ease of use.

•	In the packaging and polymer-modification end-use market, SBC products primarily compete with other polymers, including PVC, thermoplastic vulcanizates, polypropylene, polycarbonate and nylon, based on performance, ease of use, desired aesthetics and total end-product cost.

•	In the footwear end-use market, SBC products primarily compete with leather, PVCs, various synthetic and natural rubbers and polyurethane materials. The choice between these materials is influenced by appearance and feel, durability, grip and ease of processing.

Hazards associated with chemical manufacturing may occur, which could adversely affect our results of operations.

The hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes may occur in our operations or the operations of other occupants with whom we share manufacturing sites. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole. These hazards include:

•	pipeline and storage tank leaks and ruptures;

•	explosions and fires, such as the explosions and subsequent fires we experienced at our Belpre, Ohio plant in 1994 and our Pernis plant in 2004;

•	inclement weather and natural disasters;

•	terrorist attacks;

•	mechanical failure; and

•	chemical spills and other discharges or releases of toxic or hazardous substances or gases.

These hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal penalties, including governmental fines, expenses for remediation and claims brought by governmental entities or third parties. The loss or shutdown of operations over an extended period at any of our major operating facilities could have a material adverse effect on our financial condition and results of operations. Although we maintain property, business interruption and casualty insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all potential hazards incident to our business.

Compliance with extensive environmental, health and safety laws could require material expenditures, changes in our operations or site remediation.

We use large quantities of hazardous substances and generate large amounts of hazardous wastes in our manufacturing operations. Consequently, our operations are subject to extensive environmental, health and safety laws and regulations at both the national and local level. Many of these laws and regulations become more stringent over time, and the costs of compliance with these requirements may increase. In addition, our production facilities require operating permits that are subject to renewal and, in some circumstances, revocation. There can be no assurance that the necessary permits will issue and continue in effect or that these permits will not contain significant new requirements. The nature of the chemical industry exposes us to risks of liability due to the use, production, management, storage, transportation and sale of materials that are heavily regulated and can cause contamination or personal injury if released into the environment. Compliance with environmental laws generally increases the costs of transportation and storage of raw materials and finished products, as well as the costs of storage and disposal of wastes. We may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations for violations arising under these laws or permit requirements.

We face the risk that individuals could in the future seek damages for personal injury due to exposure to chemicals at our facilities or to chemicals otherwise owned or controlled by us. For example, plaintiffs have sued Shell Chemicals for alleged injuries arising from exposure to asbestos. We may be subject to future claims with respect to workplace exposure, workers’ compensation and other matters that are filed after the date of our acquisition of Shell Chemicals’ elastomers business. While Shell Chemicals has agreed to indemnify us for certain claims brought with respect to matters occurring before our separation from Shell Chemicals in February 2001, those indemnity obligations are subject to limitations, and we cannot be certain that those indemnities will be sufficient to satisfy claims against us. In addition, we face the risk that future claims would fall outside of the scope of the indemnity due either to the limitations on the indemnity or to their arising from events and circumstances occurring after February 2001.

As a result of our acquisition of these facilities, some environmental laws could impose on us the entire cost of cleanup of contamination present at a facility even though we did not cause the contamination. These laws often identify the site owner as one of the parties that can be jointly and severally liable for on-site remediation, regardless of fault or whether the original activity was legal at the time it occurred. For example, our Belpre, Ohio facility is the subject of a required remediation program to cleanup past contamination at the site and at an adjacent creek, and we are a party to that site cleanup order. While Shell Chemicals has posted financial assurance of $5.2 million for this program and has taken the lead in implementing the program, we cannot give assurances that we will not incur costs and be required to take action under this program. Similarly, we cannot be certain that the Shell Chemicals indemnity for remediation at Belpre will cover all claims that might be brought against us.

Our Paulinia, Brazil facility also has on-site contamination resulting from past operations of Shell Chemicals. The indemnity from Shell Chemicals covers claims related to certain specified areas within the plant, and we may be required to undertake and pay for remediation of these and other areas. The indemnity coverage from Shell Chemicals is limited in time and amount and we cannot rely upon it to cover possible future claims for on-site contamination separate from the areas specified in the indemnity. The Paulinia facility is also adjacent to a former Shell Chemicals site where past manufacturing of pesticides resulted in significant contamination of soil and groundwater and required relocation of nearby residents. While we are not aware of any significant pesticide contamination on the Paulinia facility, we cannot know for certain that we might not be the subject of claims related to pesticide contamination and effects at some point in the future.

Regulatory changes applicable to us, or the products in our end-use markets, could adversely affect our financial condition and results of operations.

We and many of the applications for the products in the end-use markets in which we sell our products are regulated by various national and local regulations. Changes in those regulations could result in additional compliance costs, seizures, confiscations, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. For example, changes in environmental regulations restricting the use of disposable diapers could adversely affect our financial results of operations. In addition, we benefit from certain trade protections, including anti-dumping protection. If we were to lose these protections, our results of operations could be adversely affected.

New regulations concerning the transportation of hazardous chemicals and the security of chemical manufacturing facilities could result in higher operating costs.

Chemical manufacturing facilities may be at greater risk of future terrorist attacks than other targets in the United States. Federal legislation is under consideration that could impose significant new site security requirements specifically on chemical manufacturing facilities. New federal regulations have already been adopted to increase the security of the transportation of hazardous chemicals in the United States. In addition, the Belpre facility, due to its proximity to navigable waters, is subject to the new site security requirements administered by the Coast Guard for the Department of Homeland Security under the Maritime Transportation Security Act. We are currently evaluating the financial burden of compliance with these new Coast Guard site security requirements and may be forced to incur additional costs to comply with the new Coast Guard requirements or with additional security regulations that may be imposed by governmental authorities on our facilities in the future. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions and recalls or seizures, any of which could have an adverse effect on our results of operations, financial condition and cash flow.

Our business relies on intellectual property and other proprietary information.

Our success depends to a significant degree upon our ability to protect and preserve our intellectual property and other proprietary information of our business. However, we may be unable to prevent third parties from using our intellectual property and other proprietary information without our authorization or independently developing intellectual property and other proprietary information that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights to the same degree as in the United States. The use of our intellectual property and other proprietary information by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. If it becomes necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome and costly, and we may not prevail. In addition, we acquired a significant number of patents in our patent portfolio from Shell Chemicals. Pursuant to our agreements with Shell Chemicals relating to our ownership of these patents, Shell Chemicals retained for itself fully-transferable and exclusive licenses to their use outside of the elastomers business, as well as fully-transferable non-exclusive licenses within the field of elastomers for certain limited uses in non-competing activities. Shell is permitted to sublicense these rights. Shell also retains the right to enforce these patents outside the elastomers field and recover any damages resulting from these actions.

We cannot give assurances that any patents, issued or applied for, will provide us with any competitive advantage or will not be challenged by third parties. Moreover, our competitors may already have applied for patents that, once issued, will prevail over our patent rights or otherwise limit our ability to sell our products in the United States or abroad. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our intellectual property and other proprietary information. With respect to our pending patent applications, we may not be successful in securing patents for these claims. Our failure to secure these patents may limit our ability to protect the intellectual property rights that these applications were intended to cover. In addition, the expiration of a patent can result in increased competition with consequent erosion of profit margins.

It is our policy to enter into confidentiality agreements with our employees and third parties to protect our unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets, but we cannot give assurances that our confidentiality agreements will not be breached, that they will provide meaningful protection for our trade secrets or proprietary manufacturing expertise or that adequate remedies will be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition. In addition, we cannot give assurances that others will not obtain knowledge of our trade secrets through independent development or other access by legal means.

We have registered and applied for certain service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. We cannot guarantee that the applicable governmental authorities will approve any of our pending applications. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to obtain and retain our trademarks and impede our marketing efforts in those jurisdictions.

The failure of our patents, trademarks or confidentiality agreements to protect our intellectual property and other proprietary information, including our processes, apparatuses, technology, trade secrets, trade names and proprietary manufacturing expertise, methods and compounds, could have a material adverse effect on our business, financial condition and results of operations.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

Although it is our policy and intention not to infringe valid patents, we cannot be certain that our processes and products do not and will not infringe issued patents or other intellectual property rights of others. For example, our products or our technology may unintentionally be subject to filed patent applications by third parties that cover our products or technology. If patents are subsequently issued on these applications, or if patents that cover our products or technology are already in existence, we may be liable for infringement. We may also be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our licensees in connection with their use of our products. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business. If we were to discover that our processes or products infringe the valid intellectual property rights of others, we might need to obtain licenses from these parties or substantially reengineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer our products successfully. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

We may be liable for damages based on product liability claims brought against our customers in our end-use markets.

Many of our products provide critical performance attributes to our customers’ products. The sale of these products involves the risk of product liability claims. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our financial condition or results of operations.

Regulation of our employees’ exposure to butadiene could require material expenditures or changes in our operations.

Butadiene is a known carcinogen in laboratory animals at high doses and is being studied for its potential adverse health effects. Effective February 1997, the Occupational Safety and Health Administration substantially lowered the permissible employee exposure limit for butadiene. It is possible that future studies on the health effects of butadiene will result in additional regulations that further restrict or prohibit the use of, and exposure to, butadiene. Additional regulation of butadiene could require us to change our operations, and these changes could affect the quality of our products and materially increase our costs.

Our relationship with our employees could deteriorate, which could adversely impact our operations.

As of December 31, 2004, we employ approximately 850 full-time employees. A significant number of our non-U.S. employees are subject to arrangements similar to collective bargaining arrangements. With respect to these employees, there can be no assurance that we will be able to negotiate labor agreements on satisfactory terms or that actions by our employees will not disrupt our business. If these workers were to engage in a strike, work stoppage or other slowdown, we could experience a significant disruption of our operations or higher ongoing labor costs, which could adversely affect our business and financial condition and results of operations. In addition, if our other employees were to become unionized, in particular our employees at our Belpre, Ohio facility, we could experience a significant disruption of our operations and higher ongoing labor costs, which could adversely affect our business and financial condition and results of operations. Because many of the personnel who operate our European facilities are employees of Shell Chemicals, relations between Shell Chemicals and its employees may also adversely affect our business and financial condition and results of operations. See “Business—Employees.”

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the highly competitive markets in which we operate will continue to depend to a significant extent on our leadership team and other key management personnel. We cannot give assurances that we will be able to retain our current management personnel or that we will be able to recruit qualified individuals to join our management team. The loss of any of these individuals could have a material adverse effect on our business.

As a global business, we are exposed to local business risks in different countries, which could have a material adverse effect on our financial condition or results of operations.

We have significant operations in foreign countries, including manufacturing facilities, research and development facilities, sales personnel and customer support operations. Currently, we operate, or others operate on our behalf, facilities in Belgium, Brazil, Germany, The Netherlands, France and Japan, in addition to those in the United States. Our offshore operations are subject to risks inherent in doing business in foreign countries, including:

•	new and different legal and regulatory requirements in local jurisdictions;

•	export duties or import quotas;

•	domestic and foreign customs and tariffs or other trade barriers;

•	potential staffing difficulties and labor disputes;

•	managing and obtaining support and distribution for local operations;

•	increased costs of transportation or shipping;

•	credit risk and financial conditions of local customers and distributors;

•	potential difficulties in protecting intellectual property;

•	risk of nationalization of private enterprises by foreign governments;

•	potential imposition of restrictions on investments;

•	potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

•	foreign exchange restrictions and fluctuations; and

•	local political and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

We cannot give assurances that we will succeed in developing and implementing policies and strategies to address the foregoing factors in a timely and effective manner at each location where we do business. Consequently, the occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon our financial condition and results of operations.

Fluctuations in currency exchange rates may significantly impact our results of operations and may significantly affect the comparability of our results between financial periods.

Our operations are conducted by subsidiaries in many countries. The results of the operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into U.S.

dollars at the applicable exchange rates for inclusion in our combined financial statements. The main currencies to which we are exposed, besides the U.S. dollar, are the Euro, Japanese Yen and Brazilian Real. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from these operations reported in our consolidated financial statements, and an appreciation of these currencies will result in a corresponding increase in such amounts. Because many of our raw material costs are determined with respect to the U.S. dollar rather than these currencies, depreciation of these currencies may have an adverse effect on our profits margins or our reported results of operations. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods.

We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. Historically, we have not undertaken hedging strategies to minimize the effect of currency fluctuations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations.” Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

Downturns in general economic conditions could adversely affect our profitability.

Downturns in general economic conditions can cause fluctuations in demand for our products, product prices, volumes and margins. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations.” There can be no assurances that future economic conditions will be favorable to our industry. A decline in the demand for our products or a shift to lower-margin products due to deteriorating economic conditions could have a material adverse effect on our financial conditions and results of operations and could also result in impairments of certain of our assets. We cannot give assurances that a continuation of current economic conditions or a further economic downturn in one or more of the geographic regions in which we sell our products would not have a material adverse effect on our results of operations.

We do not have any long-term contracts with our customers and the loss of customers could adversely affect our sales and profitability.

Our business is based primarily upon individual sales orders with our customers. We typically do not enter into long-term contracts with our customers. As such, our customers could cease buying our products from us at any time and for any reason. The fact that we do not have long-term contracts with our customers means that we have no recourse in the event a customer no longer wants to purchase products from us. Our top ten customers represent approximately 32% of our revenues, with our top two customers accounting for more than 12% of our revenues. If a few of our top ten customers or a significant number of our other customers elect not to purchase products from us, our business, prospects, financial condition and results of operations could be adversely affected.

Our insurance coverage may be inadequate to protect against the potential hazards incident to our business.

We maintain property, business interruption and casualty insurance which we believe is in accordance with customary industry practices, but we cannot be fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become available only for reduced amounts of coverage. In addition, there can be no assurance that our insurers would not challenge coverage for certain claims. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed, it could have a material adverse effect on our financial position.

THE EXCHANGE OFFER

The following is a summary of certain provisions of the exchange and registration rights agreement dated November 2, 2004 among Polymer Holdings LLC, Polymer Holdings Capital Corporation, Goldman, Sachs & Co. and UBS Securities LLC, as representatives of the initial purchasers of the initial notes. We refer to this agreement as the Registration Rights Agreement. A copy of the Registration Rights Agreement is available as set forth under the heading “Where You Can Find More Information.”

Terms of the Exchange Offer

In connection with the issuance of the initial notes pursuant to the Purchase Agreement dated as of October 20, 2004 among Polymer Holdings LLC, Polymer Holdings Capital Corporation, Goldman, Sachs & Co. and UBS Securities LLC, as representatives of the initial purchasers, the initial purchasers of the initial notes and their respective assignees became entitled to the benefits of the Registration Rights Agreement.

The Registration Rights Agreement requires Polymer Holdings LLC and Polymer Holdings Capital Corporation to file the registration statement, of which this prospectus is a part, for a registered exchange offer relating to an issue of exchange notes identical in all material respects to the initial notes but containing no restrictive legends. Under the Registration Rights Agreement, the issuers are required to:

•	file the registration statement with the SEC on or prior to April 1, 2005;

•	use all commercially reasonable efforts to cause the registration statement to become effective under the Securities Act on or prior to July 1, 2005; and

•	use all commercially reasonable efforts to commence and complete the exchange offer promptly, but no later than 30 business days after such registration statement has become effective, hold the exchange offer open for at least 30 business days and issue exchange notes in exchange for all initial notes subject to transfer restrictions (as described in the Registration Rights Agreement) that have been properly tendered and not withdrawn. We refer to such initial notes as transfer restricted notes in this section.

The exchange offer that this prospectus describes, if commenced and consummated within the time periods described above, will satisfy those requirements under the Registration Rights Agreement.

We will accept for exchange all initial notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue exchange notes for an equal principal amount at maturity of outstanding initial notes accepted in the exchange offer. The initial notes may be tendered only in minimum denominations of $5,000 principal amount at maturity and integral multiples of $1,000 principal amount at maturity in excess thereafter. This prospectus, together with the accompanying letter of transmittal, is being sent to all record holders of initial notes as of         , 2005. The exchange offer is not conditioned upon the tender of any minimum principal amount at maturity of initial notes. Our obligation to accept initial notes for exchange is, however, subject to certain conditions as set forth herein under “—Conditions.”

Initial notes will be deemed accepted when, as and if we have given written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of initial notes for the purposes of receiving the exchange notes and delivering them to the holders.

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to other issuers, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by each holder without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the holder is not a broker-dealer that acquires the initial notes directly from the issuers for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;

•	the holder is not an affiliate of either of the issuers, as that term is defined in Rule 405 under the Securities Act; and

•	the exchange notes are acquired in the ordinary course of the holder’s business and the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes and has no arrangement or understanding with any person to participate in a distribution of the exchange notes.

By tendering the initial notes in exchange for exchange notes, each holder, other than a broker-dealer, will represent that:

•	any exchange notes to be received by it will be acquired in the ordinary course of its business;

•	it is not engaged in, and does not intend to engage in, a distribution of such exchange notes and has no arrangement or understanding with any person to participate in a distribution of the initial or the exchange notes within the meaning of the Securities Act;

•	it is not an affiliate, as defined in Rule 405 under the Securities Act, of either of the issuers, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

•	if you are a person in the United Kingdom, that acquiring, holding, managing or disposing of investments as principal or agent for the purposes of your business are ordinary activities for you.

If a holder of initial notes is engaged in or intends to engage in a distribution of the exchange notes or has any arrangement or understanding with any person with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer, the holder may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes with the information set forth in the Registration Rights Agreement. The accompanying letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed to make this prospectus available to any broker-dealer for a period of time not less than 180 days after the expiration of the exchange offer.

In the event that any of the following occur:

•	on or prior to the time the exchange offer is completed, existing SEC interpretations are changed such that the issuers are not permitted to conduct or consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

•	the exchange offer has not been completed on or prior to the date that is 45 business days after July 1, 2005;

•	any holder of transfer restricted notes notifies the issuer prior to the twentieth business day following completion of the exchange offer that it is prohibited by law or SEC policy from participating in the exchange offer;

•	any holder of transfer restricted notes notifies the issuers prior to the twentieth business day following completion of the exchange offer that it may not resell the exchange notes acquired by it to the public without a prospectus and this prospectus is not appropriate or available for such resales; or

•	any holder of transfer restricted notes notifies the issuer prior to the twentieth business day following completion of the exchange offer that it is a broker-dealer and owns notes acquired directly from the issuers or an affiliate of either issuer;

then, in any such case, the issuers shall as promptly as practicable, but in no event later than 30 days after the occurrence of any of the above events, file with the SEC a shelf registration statement providing for the registration of the transfer restricted notes, and the sale on a continuous or delayed basis by the holders of all of such transfer restricted notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

Special Interest Under Certain Circumstances

Under the Registration Rights Agreement, the issuers must pay special interest to the holders of the initial notes in the event of any of the following registration defaults:

•	the exchange registration statement is not filed with the SEC on or prior to April 1, 2005;

•	the shelf registration statement, if any, is not filed with the SEC on or prior to 30 days after the occurrence of any of the events triggering the obligation to file a shelf registration statement;

•	the registration statement is not declared effective by the SEC on or prior to July 1, 2005;

•	the shelf registration statement, if any, is not declared effective by the SEC on or prior to 90 days after filing with the SEC;

•	the exchange offer has not been completed within 30 business days after July 1, 2005; or

•	any required registration statement that is declared effective shall thereafter cease to be effective (at any time that the issuers are obligated to maintain the effectiveness thereof) without being succeeded immediately by an additional registration statement filed and declared effective.

During the period of one or more such registration defaults, the issuers will be obligated to pay special interest, in addition to the interest that would otherwise accrue, on the accreted value of the notes to each holder of transfer restricted notes, in an amount equal to:

(1)	0.25% per annum for the first 90 days of the registration default;

(2)	0.50% per annum for the second 90 days of the registration default;

(3)	0.75% per annum for the third 90 days of the registration default; and

(4)	1.00% per annum thereafter.

All special interest that accrues on or prior to January 15, 2009 will be added to the accreted value of the transfer restricted notes. All special interest that accrues after January 15, 2009 will be payable in cash on the next interest payment date.

Registration defaults may be deemed cured when, as applicable:

•	the exchange offer or shelf registration statement is filed;

•	the exchange offer or shelf registration statement is declared effective;

•	the exchange offer is completed;

•	the shelf registration statement is declared effective; or

•	the registration statement again becomes effective.

Holders who do not tender their initial notes before the expiration of the exchange offer will not, subject to limited exceptions, be entitled to exchange these untendered initial notes for exchange notes. Holders of initial notes will not be able to offer or sell their initial notes, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws, unless the initial notes are subsequently registered under the Securities Act. Subject to limited exceptions, the issuers will have no obligation to register the initial notes.

Expiration Date; Extensions; Amendments; Termination

The term “expiration date” shall mean         , 2005, unless the exchange offer is extended, in which case the term “expiration date” shall mean the latest date to which the exchange offer is extended.

In order to extend the expiration date, the issuers will notify the exchange agent of any extension by written notice and may notify the holders of the initial notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	To delay accepting for exchange any initial notes;

•	To extend the exchange offer or to terminate the exchange offer and to refuse to accept initial notes not previously accepted if any of the conditions set forth below under “—Conditions” have not been satisfied, by giving oral or written notice of such extension or termination to the exchange agent; or

•	Subject to the terms of the Registration Rights Agreement, to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice or public announcement thereof to the registered holders of initial notes. If we amend the exchange offer in a manner that we determine to constitute a material change we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of initial notes of such amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Interest on the Exchange Notes

Prior to January 15, 2009, interest will accrue on the exchange notes in the form of an increase in the accreted value of the exchange notes. The accreted value of each exchange note will increase on a daily basis from the date of issuance of the initial notes until January 15, 2009 at a rate of 12.000% per annum, reflecting the accrual of non-cash interest, such that the accreted value on January 15, 2009 will equal the principal amount at maturity. From and after January 15, 2009, cash interest on the exchange notes will accrue and be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2009, at a rate of 12.000% per annum. The initial notes had an initial accreted value at issuance of $612.76 per $1,000 in principal amount at maturity.

Procedures for Tendering

In order to tender initial notes in the exchange offer, a holder must complete one of the procedures described below.

•

The holder must cause The Depository Trust Company, or DTC, to deliver to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, a confirmation that such holder’s initial notes have been transferred from the account of a DTC participant to the exchange agent’s account at DTC. The confirmation should include a message stating that DTC has received express acknowledgment from such DTC participant that it has received, and agrees to be bound by, the terms of the accompanying letter of transmittal and that the issuers may enforce such agreement against such DTC participant.

•	The holder must complete, sign and date the letter of transmittal or a facsimile of it, have the signature guaranteed, if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or facsimile of it, together with certificates for the initial notes being tendered, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

•	The holder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery Procedures.”

The method of delivery of initial notes, letters of transmittal and all other required documents is at the election and risk of the holders. In the case of any tender of certificated notes, we recommend that holders use an overnight or hand-delivery service rather than tendering by mail. If a holder does deliver by mail, we recommend using registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or initial notes should be sent to the issuers.

Holders of initial notes may also request that their respective brokers, dealers, commercial banks, trust companies or nominees tender initial notes for them.

The tender by a holder of initial notes will constitute an agreement between such holder and the issuers in accordance with the terms and subject to the conditions set forth here and in the accompanying letter of transmittal.

Only a holder of initial notes may tender the initial notes in the exchange offer. The term “holder” for this purpose means any person in whose name initial notes are registered on the books of the issuers or any other person who has obtained a properly completed bond power from the registered holder.

Any beneficial owner whose initial notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on his or her behalf. If the beneficial owner wishes to tender on his or her own behalf, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering his or her initial notes, either make appropriate arrangements to register ownership of the initial notes in such beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signature Requirements and Signature Guarantees

Except in the two situations described below, signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

Signature guarantees are not required if the initial notes are tendered:

•	by a registered holder of the initial notes or a DTC participant whose name appears on the security position listing as holder, in either case who has not completed the box entitled “Special Issuance

Instructions” or “Special Delivery Instructions” on the letter of transmittal and the exchange notes are being issued directly to such registered holder or are being deposited into such DTC participant’s account at DTC, as applicable; or

•	for the account of an eligible guarantor institution.

Validity, Form, Eligibility and Acceptance of Tendered Initial Notes

All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of the tendered initial notes will be determined by the issuers in their sole discretion, which determination will be final and binding. The issuers reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in the opinion of the issuers or their counsel, be unlawful. The issuers also reserve the absolute right to waive any conditions of the exchange offer or irregularities or defects in tender as to particular initial notes. The issuers’ interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as the issuers shall determine. Neither the issuers, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of initial notes, nor shall any of them incur any liability for failure to give such notification. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. Any initial notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of such initial notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, the issuers reserve the right in their sole discretion, subject to the provisions of the indenture relating to the initial notes and the exchange notes, to:

•	purchase or make offers for any initial notes that remain outstanding subsequent to the expiration date or, terminate the exchange offer in accordance with the terms of the Registration Rights Agreement; and

•	to the extent permitted by applicable law, purchase initial notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Guaranteed Delivery Procedures

If a registered holder of initial notes desires to tender initial notes but cannot complete the procedures for tendering described above in a timely manner, such holder may tender initial notes by causing an “eligible guarantor” institution, within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, to mail or otherwise deliver to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, a properly completed and duly signed notice of guaranteed delivery and letter of transmittal, substantially in the form accompanying this prospectus. Such notice of guaranteed delivery must:

•	set forth the registered holder’s name and address, the certificate number or numbers of the initial notes being tendered, if available, and the principal amount at maturity of the initial notes being tendered;

•	state that the tender is being made by an eligible guarantor institution; and

•	guarantee that, within three New York Stock Exchange trading days after the expiration date, the eligible guarantor institution will deposit with the exchange agent either a confirmation that the initial notes being tendered have been transferred from the account of a DTC participant to the exchange agent’s account at DTC and any other documents required by the letter of transmittal or certificates for the initial notes being tendered in proper form for transfer, and any other documents required by the letter of transmittal.

Any such tender will be valid if, within three New York Stock Exchange trading days after the expiration date, the eligible guarantor institution makes such deposit as guaranteed.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

After all of the conditions to the exchange offer have been satisfied or waived, all initial notes properly tendered will be accepted, promptly after the expiration date, and the exchange notes will be issued promptly after acceptance of the initial notes. See “—Conditions” below. For purposes of the exchange offer, initial notes shall be deemed to have been accepted as validly tendered for exchange when, as and if the issuers have given written notice thereof to the exchange agent.

In all cases, issuance of exchange notes for initial notes that are accepted for exchange pursuant to the exchange offer will be made only after the exchange agent’s timely receipt of:

•	certificates for such initial notes or a timely confirmation of a book-entry transfer of such initial notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal; and

•	all other required documents required by the letter of transmittal.

If any tendered initial notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if initial notes are submitted for a greater principal amount at maturity than the holder desires to exchange, such unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer. In the case of initial notes tendered by the book-entry transfer procedures described below, the non-exchanged initial notes will be credited to an account maintained with DTC.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the initial notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a DTC participant may make book-entry delivery of initial notes by causing DTC to transfer such initial notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of initial notes may be effected through book-entry transfer into the exchange agent’s account at DTC, a confirmation of book-entry transfer or the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent. All references in this prospectus to deposit of initial notes shall be deemed to include DTC’s book-entry delivery method.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of initial notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

A holder may withdraw initial notes it has tendered in the exchange offer by delivering a written notice of withdrawal to the exchange agent prior to 5:00 p.m., New York City time on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person that tendered the initial notes to be withdrawn;

•	identify the initial notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount at maturity of such initial notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such initial notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee with respect to the initial notes to register the transfer of such initial notes into the name of the person withdrawing the tender;

•	specify the name in which any such initial notes are to be registered, if different from that of the person that deposited them initially; and

•	if the initial notes have been tendered pursuant to the book-entry procedures, specify the name and number of the DTC participant’s account at DTC to be credited, if different than that of the person withdrawing the tender.

The issuers will determine all questions as to the validity, form and eligibility and time of receipt of such notices, which shall be final and binding on all parties. Any initial notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any initial notes that have been tendered for exchange and that are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of initial notes tendered by book-entry transfer, such initial notes will be credited to an account maintained with the book-entry transfer facility for the initial notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn initial notes may be re-tendered by following one of the procedures described under “—Procedures for Tendering” and “—Book-Entry Transfer” above at any time on or prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, initial notes will not be required to be accepted for exchange, nor will exchange notes be issued in exchange for any initial notes, and the issuers may terminate or amend the exchange offer as provided herein before the acceptance of such initial notes, if:

•	because of any change in law, or applicable interpretations thereof by the SEC, the issuers determine that they are not permitted to effect the exchange offer;

•	an action is proceeding or threatened that would materially impair the issuers’ ability to proceed with the exchange offer; or

•	not all government approvals that the issuers deem necessary for the consummation of the exchange offer have been received.

The issuers have no obligation to, and will not knowingly, permit acceptance of tenders of initial notes:

•	from affiliates of either of the issuers within the meaning of Rule 405 under the Securities Act;

•	from any other holder or holders that are not eligible to participate in the exchange offer under applicable law or interpretations by the SEC; or

•	if the exchange notes to be received by such holder or holders of initial notes in the exchange offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the “blue sky” or securities laws of substantially all of the states of the United States.

Accounting Treatment

The exchange notes will be recorded in our accounting records at the same carrying value as the initial notes, as reflected in the issuers’ accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the issuers. The costs associated with the exchange offer will be expensed as incurred.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal or notice of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Registered and Certified Mail:

Wells Fargo Bank, N.A.

Corporate Trust Operations

MAC N9303-121

P.O. Box 1517

Minneapolis, MN 55480

By Overnight Courier or Regular Mail:

Wells Fargo Bank, N.A.

Corporate Trust Operations

MAC N9303-121

6th & Marquette Avenue

Minneapolis, MN 55479

By Hand Delivery:

Wells Fargo Bank, N.A.

Corporate Trust Services

608 2nd Avenue South

Northstar East Building—12th Floor

Minneapolis, MN 55402

By Facsimile Transmission:

(612) 667-6282

Telephone:

(800) 344-5128

Fees and Expenses

The issuers will pay the expenses of soliciting tenders under the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by officers and regular employees of the issuers.

The issuers will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. The issuers, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable documented out-of-pocket expenses in connection therewith. The issuers may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, the letter of transmittal and related documents to the beneficial owners of the initial notes and in handling or forwarding tenders for exchange.

The expenses to be incurred in connection with the exchange offer will be paid by the issuers, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

The issuers will pay all transfer taxes, if any, applicable to the exchange of initial notes pursuant to the exchange offer. If, however:

•	certificates representing initial notes for principal amounts at maturity not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the initial notes tendered;

•	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of initial notes pursuant to the exchange offer;

then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive initial notes in like principal amount at maturity, the terms of which are identical in all material respects to the exchange notes. The initial notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness. We used the net proceeds of the offering to the initial notes, which were $90.1 million after deducting expenses and underwriting discounts, to repay $76.2 million of the term loan portion of the senior secured credit facility, with the remaining cash used for general corporate purposes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of December 31, 2004. You should also read the following information in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto, each as included elsewhere in this prospectus.

As of December 31, 2004
(in millions)
Cash and cash equivalents	$46.4

Long-term debt (including current portion):
Existing debt:
Senior Secured Credit Facility (1)	$265.3
12.000% Senior Discount Notes due 2014 (2)	93.7
8.125% Senior Subordinated Notes due 2014 (3)	200.0

Total debt	559.0
Members’ equity	226.2

Total capitalization	$785.2

(1)	The senior secured credit facility is guaranteed by us and KRATON’s existing and subsequently acquired or organized domestic subsidiaries. The senior secured credit facility is secured by a first priority security interest in substantially all of KRATON’s assets and the assets of the guarantors and by a first priority security interest in 100% of KRATON’s capital stock and each of our domestic subsidiaries, 65% of the capital stock of each of our foreign subsidiaries, to the extent owned by us or a guarantor, and all intercompany indebtedness owed to us or any guarantor.
(2)	The 12.000% Senior Discount Notes due 2014 are our unsecured obligations and are not guaranteed.
(3)	The 8.125% Senior Subordinated Notes due 2014 are the general senior unsecured obligations of KRATON and are guaranteed by us and by all of KRATON’s existing and future subsidiaries that guarantee indebtedness under the senior secured credit facility.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The table below sets forth our selected consolidated historical financial data for the periods indicated. The selected financial data for the year ended and as of December 31, 2000, and for the two months ended February 28, 2001, have been derived from the combined financial statements of the Shell Chemicals elastomers business. This financial data has been prepared on a carve-out basis to include the historical operations applicable to the Shell Chemicals elastomers business. Separate financial statements were not prepared for the Shell Chemicals elastomers business as no direct owner relationship existed among the various units that comprised the elastomers business. We refer to these periods as “Elastomers Business” periods.

The selected consolidated historical financial data presented below for the ten months ended and as of December 31, 2001, for the year ended and as of December 31, 2002, and for the period from January 1, 2003 to December 22, 2003 have been derived from KRATON’s consolidated financial statements prior to the Acquisition. As a result of the Acquisition, we acquired 100% of the outstanding equity interests of KRATON on December 23, 2003. Prior to the Acquisition, we did not have any material assets or liabilities, and since the Acquisition our only material asset is our investment in KRATON. The Acquisition was accounted for under the purchase method of accounting, and the purchase price was allocated to the fair value of the assets and liabilities acquired as of the date of Acquisition. The financial information for periods subsequent to the Acquisition is therefore not comparable to the financial information for periods prior to the Acquisition, which we refer to as “Predecessor” periods.

The selected consolidated historical financial data presented below for the period from December 23, 2003 to December 31, 2003, as of December 31, 2003 and for the year ended and as of December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The selected financial information and other data presented below should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Predecessor			Elastomers Business
			Period from January 1 through December 22, 2003	Year Ended December 31, 2002	Ten Months Ended December 31, 2001	Two Months Ended February 28, 2001	Year Ended December 31, 2000
	(In thousands)	(In thousands)	(In thousands)			(In thousands)
Statement of Operations Data:
Revenues
Sales	$791,226	$9,532	$680,263	$620,065	$512,436	$92,000	$607,000
Other (1)	16,160	328	12,475	8,853	8,814	4,000	14,000

Total revenues	807,386	9,860	692,738	628,918	521,250	96,000	621,000

Cost of goods sold (2)	687,954	9,796	519,743	424,978	403,669	73,000	442,000

Gross profit	119,432	64	172,995	203,940	117,581	23,000	179,000
Research and development expenses	23,178	458	23,310	22,984	17,501	5,000	20,000
Selling, general and administrative	64,903	1,624	54,017	65,563	58,150	11,000	51,000
Depreciation and amortization	42,630	860	25,876	28,166	24,295	7,000	40,000
Earnings in joint venture (3)	(462)	(28)	(621)	(1,171)	(1,045)	—	—
Interest expense, net (4)	40,747	556	57,543	36,066	37,672	1,000	1,000

Income (loss) before income taxes	(51,564)	(3,406)	12,870	52,332	(18,992)	(1,000)	67,000
Income tax (provision) benefit (5)	17,766	1,347	(3,007)	(9,793)	(900)	(1,000)	(32,000)

Net income (loss)	$(33,798)	$(2,059)	$9,863	$42,539	$(19,892)	$(2,000)	$35,000

	As of December 31, 2004	As of December 31, 2003	Predecessor		Elastomers Business
			As of December 31, 2002	As of December 31, 2001	As of December 31, 2000
	(In thousands)	(In thousands)	(In thousands)		(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$46,357	$17,500	$14,305	$24,190	$49,000
Total assets (6)	972,427	941,056	608,651	589,296	738,000
Total debt (7)	559,015	560,000	343,730	385,450	—

(1)	Other sales include the sale of by-products generated in the production of KRATON IR and SIS.
(2)	In the year ended December 31, 2004, the period from December 23 through December 31, 2003, and the ten months ended December 31, 2001, these amounts include $30,211, $1,525 and $44,200, respectively, of additional costs relating to the sale of inventory, the carrying value of which had been increased to reflect the manufacturing profit in inventory as part of the Acquisition and Separation, respectively.
(3)	Represents our 50% joint venture interest in Kraton JSR Elastomers KK, which is accounted for using the equity method of accounting.
(4)	Interest expense net of interest income. In the period from January 1 through December 22, 2003, interest expense includes $10,200 related to the write-off of deferred financing costs associated with indebtedness repaid in the Acquisition, $9,100 of prepayment penalty associated with such indebtedness and $7,500 related to the remaining accretion of the value of warrants of Ripplewood Chemical issued with such indebtedness.
(5)	Taxes reflected in the predecessor company represents the income tax provision related to our foreign operations due to our U.S. operations being considered a limited liability company and treated as a flow through entity for federal income tax purposes. Since the Acquisition, taxes include all operations, including the U.S. operations.
(6)	At December 23, 2003, property, plant, and equipment was increased by $151,123 as a part of purchase accounting.
(7)	The amounts as of December 31, 2003 and 2004, reflect the Acquisition.

	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Predecessor			Elastomers Business
			Period from January 1 through December 23, 2003	Year Ended December 31, 2002	Ten Months Ended December 31, 2001	Two Months Ended February 28, 2001	Year Ended December 31, 2000
Other Data:
Ratio of Earnings to Fixed Charges	—	—	1.2	2.3	—	—	29.7

Our earnings were insufficient to cover our fixed charges for the year ended December 31, 2004 by approximately $51.5 million, for the period from December 23 through December 31, 2003 by approximately $3.4 million, for the ten months ended December 31, 2001 by approximately $19.2 million and for the two months ended February 28, 2001 by approximately $1.0 million. The ratio of earnings to fixed charges for the year ended December 31, 2000 reflects that only minimal financing costs were allocated to the Elastomers Business by Shell Chemicals for this period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to those described in the “Risk Factors” section in this prospectus. Actual results may differ materially from those contained in any forward-looking statements.

As a result of the Acquisition, we acquired 100% of the outstanding equity interests in KRATON on December 23, 2003. Because of the application of the purchase method of accounting, our financial information for the Successor periods subsequent to the Acquisition is not comparable to the financial information for the Predecessor periods prior to the Acquisition. References to the year ended December 31, 2003 refer to the consolidated results for the Predecessor period from January 1, 2003 through December 22, 2003 combined with our consolidated results for the Successor period from December 23, 2003 though December 31, 2003.

Overview

We believe we are the world’s leading producer of styrenic block copolymers. SBCs are highly-engineered synthetic elastomers, which are used in a wide variety of products to impart flexibility, resilience, strength, durability and processability. SBCs are a fast growing subset of the broader elastomers industry. We pioneered these products over 35 years ago. We offer a broad line of SBCs to over 700 customers in over 60 countries worldwide. Our products are used in a wide variety of applications including road and roofing materials, automotive applications, numerous consumer products (diapers, tool handles, toothbrushes), tapes, labels, medical devices, packaging and footwear products.

Our products are high performance elastomers, which are engineered for a wide range of end-use applications. Our products possess a combination of high strength and low viscosity, which facilitates ease of processing at elevated temperatures and high speeds. Our products can be processed in a variety of manufacturing applications, including injection molding, blow molding, compression molding, extrusion, hot melt and solution applied coatings. We offer our customers a broad portfolio of products that includes more than 100 core commercial grades of SBCs.

We generate substantially all of our product sales and gross margin from our two primary product lines: (1) USBCs and (2) HSBCs. USBCs are sold broadly under the KRATON D brand name and HSBCs are sold broadly under the KRATON G name and account for 63% and 37% of our full-year 2004 product sales, respectively. USBCs are primarily used in the footwear, asphalt modification, packaging and adhesives and sealants end-use markets. HSBCs, the production of which is more complex and capital-intensive than that of USBCs, are primarily used in value-added compounding and personal hygiene and adhesive and sealant applications.

Recent Developments

Amendment of the Senior Secured Credit Facility

In connection with the offering of the initial notes, KRATON amended the senior secured credit facility, effective upon completion of the offering of the initial notes, to:

(1)	permit the issuance of the initial notes, which generated aggregate gross proceeds of $91.9 million, which was then contributed to KRATON to prepay $76.2 million of the term loan portion of the senior secured credit facility, with the remaining cash (net of fees and expenses) used for general corporate purposes;

(2)	provide for more flexibility in the minimum required interest coverage ratio covenant and the maximum permitted leverage ratio covenant;

(3)	change the maximum permitted capital expenditures covenant;

(4)	modify the definition of Adjusted EBITDA, which is one of the components utilized in calculating the leverage and interest coverage ratios; and

(5)	increase the interest rate with respect to the term loans by 0.25% per annum until, after June 30, 2005, a specified senior leverage ratio is met or until certain ratings are obtained.

Borrowings and other obligations under the senior secured credit facility are guaranteed by us and by all of KRATON’s domestic subsidiaries and are secured by a first-priority lien on 100% of the capital stock of KRATON, 100% of the capital stock of each of KRATON’s domestic subsidiaries, 65% of the capital stock of each of KRATON’s foreign subsidiaries, to the extent owned by KRATON or a guarantor, all intercompany indebtedness owed to KRATON or any guarantor and substantially all of the other assets, in each case that are held by us, KRATON or any of the subsidiary guarantors. In addition, the senior secured credit facility was amended to grant a first priority lien on the capital stock of Polymer Holdings Capital.

Supply Disruption Issues

During January 2005, KRATON was notified that Shell Chemicals declared a four to six-month force majeure at its Deer Park chemical plant that will affect the supply of butadiene and isoprene, which are raw materials used in certain of our products at our Belpre, Ohio production facility. In addition, Shell Chemicals Europe had also declared a force majeure event at its Berre, France plant that has impacted the supply of butadiene at our Berre, France production facility.

We currently believe that the allocation of butadiene supply to us, existing stocks, and alternative supplies we have been able to secure will be sufficient to meet planned production needs at both our Belpre, Ohio and Berre, France production facilities.

In addition, during January 2005, our production facility at Belpre, Ohio was affected by the reduced level of the Ohio River in that area as a result of a multi-barge accident that affected the operation of gates at a dam downstream from our facility. We completed an extension to the river water intake and secured alternative water supplies that were sufficient to limit the impact on our plant operations. Water levels have since returned to normal.

SIS Sales Allocations

Supplies of isoprene remain constrained due to a worldwide shortage of isoprene. This has forced us to place SIS sales of KRATON D on allocation, and has constrained our sales opportunities. In addition, our historical growth rate of SIS will be constrained in future years due to the current isoprene shortages.

The Acquisition

On December 23, 2003, Polymer Acquisition LLC, our wholly owned subsidiary, merged into KRATON, and we acquired all of KRATON’s outstanding equity interests from Ripplewood Chemical, for consideration of $770.0 million for the business and $48.0 million for the excess cash on KRATON’s balance sheet immediately prior to closing. The Acquisition was funded, including transaction fees and expenses, as follows:

•	$200.0 million from the proceeds from the issuance of the 8.125% Notes;

•	$360.0 million of borrowings under the term loan portion of the senior secured credit facility;

•	an equity contribution to KRATON by us of $250.0 million in cash; and

•	$48.0 million of cash on KRATON’s balance sheet.

KRATON is our wholly owned subsidiary. We are a wholly owned subsidiary of TJ Chemical Holdings LLC, or Chemical Holdings, which is owned by TPG Partners III, L.P., TPG Partners IV, L.P. and certain of their parallel investment entities, entities affiliated with or managed by J.P. Morgan Partners, LLC and affiliates and certain members of our management. The Acquisition was accounted for under the purchase method of accounting. Accordingly, the purchase price has been allocated to the fair value of the assets and liabilities acquired as of the date of the Acquisition. The purchase price of the Acquisition has been allocated based on independent appraisals and management’s estimates.

The purchase price allocation included an allocation of approximately $38.4 million to reflect the fair value of inventory, an allocation of approximately $151.1 million to reflect the fair value of property, plant and equipment and an allocation of approximately $117.7 million to reflect the fair value of identifiable intangible assets. As a result, our financial information for the Successor periods is not comparable to the financial information for the Predecessor periods of KRATON. The primary differences are: (1) increased depreciation expense resulting from the increase in the value of property, plant and equipment; (2) increased amortization expense related to the identifiable intangible assets; (3) increased cost of goods sold due to the subsequent sale of inventory that has been written-up to fair value; and (4) the incurrence of income tax expense in the United States operations due to the change in corporate tax status.

Critical Accounting Policies

Our significant accounting policies are more fully described in the notes to the consolidated financial statements included elsewhere in this prospectus. The process of preparing financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and judgments regarding certain items and transactions. These judgments are based on historical experience, current economic and industry trends, information provided by outside sources and management estimates. It is possible that materially different amounts could be recorded if these estimates and judgments change or if the actual results differ from these estimates and judgments. We consider the following to be our most significant critical accounting policies, which involve the judgment of management.

Revenue Recognition

We recognize revenue from sales when title transfers to the customer as products are shipped. In specific cases, we supply customers on a consignment basis and recognize revenue as the product is utilized. We classify amounts billed to customers for shipping and handling as revenues, with the related shipping and handling costs included in cost of goods sold. By-product sales (included in other revenue) are also recorded upon shipment.

Agreements have been entered into with some customers, whereby they earn rebates when the volume of their purchases of our product reaches certain agreed levels. These rebates typically represent approximately 1% of our product sales and are estimated by management and recognized as a reduction in revenues as earned.

Inventories

Our inventory is principally comprised of finished goods inventory. Inventories are stated at the lower of cost or market as determined on a FIFO basis. Inventory cost is comprised of raw materials, utilities and other manufacturing costs, including labor. On a quarterly basis, we evaluate the carrying cost of inventory to ensure that it is stated at the lower of cost or market. Our products are typically not subject to spoiling or obsolescence and consequently our reserves for slow moving and obsolete inventory have historically been immaterial. From time to time, the value of our inventory is re-evaluated to reflect customer demand for specific products.

Property, Plant and Equipment

The most critical accounting policy affecting our chemical assets is the determination of the estimated useful lives of our property, plant and equipment. The estimated useful lives of our chemical assets, which range from three years to twenty years, are used to compute depreciation expense and are also used for impairment tests. The estimated useful lives used for the chemical facilities were based on the assumption that we would provide an appropriate level of annual capital expenditures while the plants are still in operation. Without these continued capital expenditures, the useful lives of these plants could significantly decrease. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in the statement of operations.

We are required to perform impairment tests on our assets whenever events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows that would indicate that the carrying amount may not be recoverable. Under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 144, we must compare the undiscounted future cash flows of an asset to its carrying value. Key factors that could significantly affect future cash flows include international competition, environmental regulations, higher or lower product prices, feedstock costs, energy costs and remaining estimated useful life.

Income Taxes

Prior to the Acquisition, we conducted operations in separate legal entities in certain non-U.S. tax jurisdictions and as a result, income tax amounts are reflected in the financial statements on a separate return basis. The U.S. operations did not provide income taxes in the Predecessor’s statement of operations or deferred taxes in the Predecessor’s balance sheet as they were limited liability companies that were flow-through entities for U.S. federal tax purposes. Accordingly, the Predecessor company owners were responsible for any federal or state income tax liabilities resulting from those operations. Net operating losses and credit carryforwards are recorded in the event such benefits are expected to be realized by the non-U.S. operations. Deferred taxes result from differences between the financial and tax bases of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Since the Acquisition, we conduct all operations, including the U.S. operations, in separate legal entities and as a result income tax amounts are reflected on a separate return basis.

Factors Affecting Our Results of Operations

Raw Materials

Our results of operations are directly impacted by the cost of raw materials. The three primary raw materials used in the production of our products are styrene, butadiene and isoprene. These monomers together represented approximately 80% of total raw material purchases volume and approximately 40% of cost of goods sold in 2004. Our financial performance for the year ended December 31, 2004 was impacted by significant increases in raw material feedstock prices. We experienced significantly higher raw material feedstock prices in 2003, and prices increased further during 2004 to near record levels. Prices for our key raw materials increased between 30% and 70% during 2004. Our raw material feedstock costs are volatile as they are closely correlated to crude oil prices, which have increased from $32.52 per barrel at December 31, 2003 to $43.45 per barrel at December 31, 2004.

Styrene, butadiene and isoprene used by our U.S. and European facilities are primarily supplied by Shell Chemicals or its affiliates under long-term supply contracts with various expiration dates. Prices under these contracts are typically determined by contractual formulas that reference both Shell Chemicals’ cost of production as well as market prices. In Japan, butadiene and isoprene supplies for our joint venture plant are supplied under our joint venture agreement, where our partner supplies our necessary requirements. Styrene in Japan is sourced from local third-party suppliers. Our facility in Paulinia, Brazil purchases all of its raw materials from local third-party suppliers.

Styrene is used in the production of substantially all our products. Styrene pricing reflects the costs of ethylene and benzene. Prices for styrene are volatile. Styrene prices are primarily driven by worldwide supply and demand, the cost of ethylene and benzene, and are also influenced by prevailing crude oil and natural gas prices. Market prices for styrene rose in late 2002, and reached near historical highs at the beginning of 2003. Market prices for styrene continued to increase throughout most of 2004. The significant price increase has been associated with increasing oil and benzene prices.

Butadiene is used in the production of certain grades of both KRATON D and KRATON G. Prices for butadiene are also volatile, with prices reflecting worldwide supply and demand and prevailing crude oil and ethylene prices. Market prices for butadiene increased in the latter part of 2002 and early 2003, due to increased energy prices and tight supply conditions. We saw a slight decline in mid 2003, with flat pricing through the first quarter of 2004. However, beginning in the second quarter of 2004 and continuing throughout the remainder of 2004, we experienced increasing market prices for butadiene.

Isoprene is used in the production of certain grades of both KRATON D and KRATON G and isoprene rubber. Isoprene is primarily produced and consumed captively for the production of isoprene rubber, which is primarily used in the manufacture of rubber tires. As a result, there is limited non-captive isoprene produced in the market in which we operate, and the market for isoprene is thin and prices are volatile. Our prices are generally affected by prices for crude oil and natural gas as well as prevailing supply and demand. Market prices for isoprene rose during the fourth quarter of 2003 and continued to rise throughout 2004 and the first quarter of 2005. A significant factor contributing to higher prices in the first quarter of 2005 is the extreme tightness in the market cause by operational problems of some key producers.

Changes in prices for raw materials will have an impact on our results of operations. Historically, pricing for KRATON D products has generally fluctuated with the cost of raw materials. In response to unabating raw material feedstock cost increases, we have recently successfully increased prices in many of our KRATON D products. These price increases were introduced late in the second quarter of 2004, and we began to realize the financial benefits in the second half of 2004. In addition, we expect to accelerate our plans to reduce our sales volumes in the lowest value added KRATON D footwear category. Due to the current market condition, we are continuing to evaluate price increases for all of our products.

Seasonality

Our product sales are affected by seasonal changes in end-use markets. Sales of our products that are sold into the asphalt modification end-use market, which accounted for 24% of fiscal 2004 product sales revenue, are approximately 50% higher during the second and third quarters of each fiscal year because winter weather conditions reduce road and roofing construction in the first and fourth quarters. As a result of these seasonal changes, inventory levels tend to be higher in the first and fourth quarters of each fiscal year. Other than this seasonal trend, overall results of operations show relatively little effect of seasonality.

Economic and Market Conditions

Our results of operations are influenced by changes in general economic conditions. For example, the general downturn in worldwide economic conditions resulted in challenging conditions in 2001 and 2002 in many of our customers’ industries. These conditions impacted the operating results of our business, as well as the businesses of a number of other specialty chemical companies. We believe we successfully weathered those adverse changes in economic conditions due to the value-added nature of our products and the fact that most of our products constitute only a small portion of the total cost of the products in which they are used. Additionally, a number of our products are sold into certain commercial and consumer end-use markets, such as the compounding and personal hygiene end-use market that are generally considered to be less impacted by general economic conditions. During the current economic recovery, our sales volumes have risen. However, due to the previously discussed increases to our raw material costs, our results of operations have been negatively impacted. A dramatic economic slowdown could adversely affect demand for our products. In addition, changes in interest rates may increase financing costs as the senior secured credit facility bears interest at a floating rate. Changes in inflation may increase the costs of raw materials and other costs, and we may not be able to pass such cost increases on to the consumers of our products.

International Operations and Currency Fluctuations

We operate a geographically diverse business, with 48% of net product sales generated from customers located in the Americas, 36% in Europe and 16% in the Asia Pacific region. In 2004, we estimate that our products were sold to customers in more than 60 countries. We serve our customer base from 6 manufacturing plants in 6 countries. As described above, changes in general economic conditions in these countries will influence our results of operations. In particular, certain of the countries in which we operate, such as Brazil, have experienced prolonged periods of negative economic growth coupled with high inflation. The existence of such conditions in the countries in which we operate could negatively affect our operations in those countries.

Although we sell and manufacture our products in many countries, our sales and production costs are mainly denominated in U.S. dollars, Euros, Japanese Yen and Brazilian Real. The following table shows the U.S. dollar exchange rate for these currencies in the periods of 2002, 2003 and 2004. These rates may differ from the actual rates used in the preparation of the consolidated financial statements.

	U.S. $ per Euro		U.S. $ per 10,000 Japanese Yen		U.S. $ per Brazilian Real
	Average	Period End	Average	Period End	Average	Period End
Year Ended 2002	0.950	1.049	80.29	84.21	0.346	0.282
2003	1.129	1.255	86.22	93.37	0.321	0.344
2004	1.242	1.364	92.45	96.87	0.342	0.378

Our financial results are subject to the impact of gains and losses on currency transactions denominated in currencies other than the functional currency of the relevant operations. Any gains and losses are included in operating income, but have historically not been material. We historically have not engaged in foreign currency hedging activities.

In addition, our financial results are subject to the impact of gains and losses on currency translations, which occur when the financial statements of foreign operations are translated into U.S. dollars. The financial statements of operations outside the U.S. where the local currency is considered to be the functional currency are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each period for revenues, expenses, gains and losses and cash flows. The effect of translating the balance sheet into U.S. dollars is included as a component of other comprehensive income (loss) in member’s equity. Any appreciation of the functional currencies against the U.S. dollar will increase the U.S. dollar equivalent of amounts of revenues, expenses, gains and losses and cash flows, and any depreciation of the functional currencies will decrease the U.S. dollar amounts reported.

Results of Operations

The following tables summarize certain information relating to our operating results that have been derived from KRATON’s financial statements for the Predecessor periods prior to December 22, 2003 and from our financial statements for the Successor periods after December 23, 2003. The results and percentages for the year ended December 31, 2003 are based on the simple arithmetic addition of the historical results from the Predecessor and the Successor period. Because of the application of the purchase method of accounting, the financial information for the Successor period is not comparable to the financial information for the Predecessor periods.

	Predecessor	Successor	Combined
	Period from January 1 through December 22, 2003	Period from December 23 through December 31, 2003	Year Ended December 31, 2003
	(in thousands)
Revenues:
Sales	$680,263	$9,532	$689,795
Other	12,475	328	12,803

Total revenues	692,738	9,860	702,598
Costs and expenses:
Costs of goods sold	519,743	9,796	529,539

Gross profit	172,995	64	173,059
Research and development expenses	23,310	458	23,768
Selling, general, and administrative expenses	54,017	1,624	55,641
Depreciation and amortization	25,876	860	26,736
(Earnings) loss in joint venture	(621)	(28)	(649)
Interest expense	57,543	556	58,099

Income before income taxes	12,870	(3,406)	9,464
Income tax (provision) benefit	(3,007)	1,347	(1,660)

Net income (loss)	$9,863	$(2,059)	$7,804

The following table summarizes certain information relating to our operating results that has been derived from our financial statements.

	Predecessor	Combined (1)	Successor
	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
Revenues
Sales	$620,065	$689,795	$791,226
Other	8,853	12,803	16,160

Total revenues	628,918	702,598	807,386

Costs and expenses
Cost of goods sold	424,978	529,539	687,954

Gross profit	203,940	173,059	119,432
Research and development expenses	22,984	23,768	23,178
Selling, general and administrative expenses	65,563	55,641	64,903
Depreciation and amortization	28,166	26,736	42,630
Earnings in joint venture	(1,171)	(649)	(462)
Interest expense	36,066	58,099	40,747

Income (loss) before income taxes	52,332	9,464	(51,564)
Income tax (provision) benefit	(9,793)	(1,660)	17,766

Net income (loss)	$42,539	$7,804	$(33,798)

(1)	As illustrated in the prior table, the results for the combined year ended December 31, 2003, are based on the simple arithmetic addition of the historical results from the Predecessor period January 1 through December 22, 2003, and the Successor period December 23 through December 31, 2003.

The following table summarizes certain information relating to our operating results as a percentage of total revenues and has been derived from the financial information presented above. We believe this presentation is useful to investors in comparing historical results. Certain amounts in the table may not sum due to the rounding of individual components.

	Predecessor	Combined	Successor
	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
Revenues
Sales	98.6%	98.2%	98.0%
Other	1.4	1.8	2.0

Total revenues	100.0	100.0	100.0

Costs and expenses
Cost of goods sold	67.6	75.4	85.2

Gross profit	32.4	24.6	14.8

Research and development expenses	3.7	3.4	2.9
Selling, general and administrative expenses	10.4	7.9	8.0
Depreciation and amortization	4.5	3.8	5.3
Earnings in joint venture	(0.2)	(0.1)	—
Interest expense	5.7	8.2	5.0

Income (loss) before income taxes	8.3	1.4	(6.4)
Income tax (provision) benefit	(1.6)	(0.3)	2.2

Net income (loss)	6.8%	1.1%	(4.2)%

Year Ended December 31, 2004, Compared to Combined Year Ended December 31, 2003

Total Revenues

Total revenues increased by 14.9% to $807.4 million for the year ended December 31, 2004, as compared to $702.6 million for the combined year ended December 31, 2003. This change was due to increased volumes and strengthening foreign currency exchange rates against the U.S. dollar as further described below. Any appreciation of the functional currencies against the U.S. dollar will increase the U.S. dollar equivalent of amounts of revenues, expenses, gains and losses and cash flows, and any depreciation of the functional currencies will decrease the U.S. dollar amounts reported. Sales volume increased approximately 21.8kT, or 6.7%, during the same period. The Euro appreciated approximately 9.1%, the Japanese Yen appreciated approximately 6.7% and the Brazilian Real appreciated approximately 6.1% during the year ended December 31, 2004, as compared to the combined year ended December 31, 2003.

Sales. Sales increased by 14.7% to $791.2 million for the year ended December 31, 2004, as compared to $689.8 million for the combined year ended December 31, 2003. The increase in sales was the result of an estimated $46.2 million favorable volume variance, an estimated $35.4 million favorable foreign currency variance and an estimated $19.8 million favorable product mix and price variance. Sales of KRATON D increased $54.6 million, or 12.1%, and sales of KRATON G increased $46.8 million, or 19.3%, during the year ended December 31, 2004 as compared to the combined year ended December 31, 2003.

For the year ended December 31, 2004, KRATON D sales increased by 12.1% to $501.7 million from $447.1 million for the combined year ended December 31, 2003. The increase in sales was the result of an estimated $25.9 million favorable foreign currency variance, an estimated $18.2 million favorable volume variance and an estimated $10.5 million favorable product mix and price variance. KRATON D sales volume increased by 4.1% as compared to the prior period. The increase in sales volume was primarily in the asphalt modification and adhesives and sealants end-uses, which was driven by the continuing economic recovery, increased road construction and repair activity, along with increased housing construction and sales of consumer products.

For the year ended December 31, 2004, KRATON G sales increased by 19.3% to $289.5 million from $242.7 million for the combined year ended December 31, 2003. The increase in sales was the result of an estimated $42.8 million favorable volume variance and an estimated $9.5 million favorable foreign currency variance, partially offset by an estimated $5.5 million unfavorable product mix and price variance. KRATON G sales volume increased by 17.6% as compared to the prior period. The increase in sales volumes was primarily in the compounding and personal hygiene end-use, which was driven by new applications as well as strong growth in sales to compounders supplying consumer goods.

Other revenue. Other revenues increased by 26.6% to $16.2 million for the year ended December 31, 2004, as compared to $12.8 million for the combined year ended December 31, 2003. Other revenue primarily consists of the sales of small quantities of residual products that are a by-product of the manufacturing process of KRATON IR, an isoprene rubber product we report as part of KRATON D sales at our Netherlands facility. The increase in revenues is primarily due to favorable foreign currency variance and a favorable price variance.

Cost of Goods Sold

Cost of goods sold increased by 29.9% to $688.0 million for the year ended December 31, 2004, as compared to $529.5 million for the combined year ended December 31, 2003. As a percentage of total revenues, cost of goods sold increased to 85.2% from 75.4%. The $158.5 million increase was partially due to a $28.7 million increase in cost of goods sold in the year ended December 31, 2004 as a result of the subsequent sale of inventory that was written up to fair value. On December 23, 2003, in connection with the Acquisition, we wrote-up inventory by $38.4 million to reflect the amount of manufacturing profit in inventory. In addition, the increase in cost of goods sold was due to: (1) $56.8 million of increased monomer and other variable costs, (2) an estimated $27.3 million increase related to foreign currency, (3) an estimated increase of $26.0 million related to volumes, (4) $5.9 million of increased maintenance and overhead burden, (5) $3.8 million related to the write down of specifically identified inventory items to net realizable value, (6) $3.3 million related to costs incurred for plant turnaround expenses and costs associated with the fire in Pernis and (7) $6.7 million of increased other manufacturing fixed costs. Average acquisition costs for our key raw materials increased between 30% and 70%, in the comparable periods, due to the continued rising crude oil prices and tight supply and demand conditions in the marketplace.

Gross Profit

Gross profit decreased by 31.0% to $119.4 million for the year ended December 31, 2004, as compared to $173.1 million for the combined year ended December 31, 2003. Gross profit as a percentage of total revenues decreased from 24.6% in the combined year ended December 31, 2003 to 14.8% in the year ended December 31, 2004 due to the factors noted above. During the year ended December 31, 2004 and the combined year ended December 31, 2003, we recorded as a component of cost of goods sold $30.2 million and $1.5 million, respectively, as a result of the subsequent sale of inventory that was written up to fair value. Excluding the $30.2 million and the $1.5 million components included in cost of goods sold relating to the subsequent sale of inventory that was written up to fair value, gross profit for the year ended December 31, 2004 would have been $150.0 million, or 18.6% of total revenue, and for the combined year ended December 31, 2003, would have been $174.6 million, or 24.9% of total revenue.

Operating Expenses

Research and development expenses. Research and development expenses decreased by 2.5% to $23.2 million for the year ended December 31, 2004, as compared to $23.8 million for the combined year ended December 31, 2003. As a percentage of total revenues, research and development expenses decreased to 2.9% from 3.4%. Research and development expenses were consistent across the two periods, with the U.S. dollar equivalent amount of Euro-denominated expenses increasing due to the affect of the appreciation of the Euro, which was offset by lower administration expenses.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 16.7% to $64.9 million for the year ended December 31, 2004, as compared to $55.6 million for the combined year ended December 31, 2003. Selling, general and administrative expenses increased due to one-time costs associated with certain cost reduction initiatives and the increase in the U.S. dollar equivalent of Euro-denominated expenses as a result of the appreciation of the Euro against the U.S. dollar. As a percentage of total revenues, selling, general and administrative expenses increased to 8.0% from 7.9% due to the increase in expenses in the 2004 period, mostly offset by the increase in total revenues in the 2004 period.

Depreciation and amortization of identifiable intangibles. Depreciation and amortization expense increased by 59.6% to $42.6 million for the year ended December 31, 2004, as compared to $26.7 million for the combined year ended December 31, 2003. This increase was primarily due to the increased depreciation and amortization expense in the amount of $17.8 million in the year ended December 31, 2004 as a result of the increase in the fair value of property, plant and equipment and identifiable intangible assets due to the application of purchase accounting related to the Acquisition.

Earnings in joint venture. Our Kashima site is operated by a joint venture with JSR Corporation under the name KRATON JSR Elastomers K.K., or KJE. Earnings in KJE were $0.5 million for the year ended December 31, 2004, as compared to $0.6 million for the combined year ended December 31, 2003. We use the equity method of accounting for our joint venture at the Kashima site.

Interest expense. Our interest expense decreased 29.9% to $40.7 million for the year ended December 31, 2004, as compared to $58.1 million for the combined year ended December 31, 2003. This decrease was primarily due to increased interest expenses in the combined year ended December 31, 2003, as a result of (1) $10.2 million of expense related to the write-off of deferred financing costs related to the senior subordinated notes and the term loans outstanding prior to the Acquisition, (2) $9.1 million prepayment penalty associated with the senior subordinated notes outstanding prior to the Acquisition and (3) $7.5 million related to the remaining accretion of the value of warrants of Ripplewood Chemical issued with the senior subordinated notes outstanding prior to the Acquisition. These decreases were partially offset by (1) $2.9 million of expense related to the write-off of deferred financing costs related to the $76.2 million prepayment of the term loan portion of the senior secured credit facility and (2) higher interest expense for the year ended December 31, 2004, as result of higher outstanding amounts of debt at lower rates associated with the Acquisition. During the year ended December 31, 2004 and December 31, 2003, the average debt balances outstanding were $555.3 million and $353.0 million, respectively. The effective interest rates on debt during the same periods were 6.5% and 8.2%, respectively.

Income tax (provision) benefit

Our tax benefit was $17.8 million for the year ended December 31, 2004, as compared to income tax expense of $1.7 million for the combined year ended December 31, 2003. For the year ended December 31, 2004, our operations generated a loss before income taxes due to the aforementioned reduced gross profit and increased depreciation and amortization expense. In the combined year ended December 31, 2003, the U.S. operations did not provide for income taxes for the period prior to the Acquisition as they were limited liability companies that were flow-through entities for U.S. federal tax purposes, and the members were responsible for tax liabilities resulting from those operations. In the 2003 period, the non-U.S. operations generated losses, and the appropriate income tax benefit was recorded. Since the Acquisition, we have provided income taxes for the U.S. operations.

Net Income (Loss)

Our net loss was $33.8 million for the year ended December 31, 2004, as compared to $7.8 million of net income for the combined year ended December 31, 2003, for the reasons discussed above. In particular, the impact of the subsequent sale of inventory that had been written up to fair value, higher monomer prices and increased depreciation and amortization expense more than offset increased sales volumes.

Combined Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

Total Revenues

Total revenues increased by 11.7% to $702.6 million for the combined year ended December 31, 2003, as compared to $628.9 million for the year ended December 31, 2002. This change was due to currency exchange rates, primarily the strengthening of the Euro against the U.S. dollar, increased sales volumes and an increase in other revenues.

Sales. Sales increased by 11.2% to $689.8 million for the combined year ended December 31, 2003, as compared to $620.1 million for the year ended December 31, 2002. The increase in sales was the result of an estimated $38.8 million favorable foreign currency variance, a $21.5 million favorable volume variance and a $9.4 million favorable product mix and price variance. Sales of KRATON D increased $36.9 million, or 9.0%, and sales of KRATON G increased $32.8 million, or 15.6%, in the combined 2003 period as compared to the 2002 period.

For the combined year ended December 31, 2003, KRATON D sales increased by 9.0% to $447.1 million from $410.2 million for the year ended December 31, 2002. The increase in sales was the result of an estimated $28.5 million favorable foreign currency variance, a $6.2 million favorable product mix and price variance and a $2.2 million favorable volume variance. KRATON D pricing on selected products was increased in the second and third quarters of 2003, which recovered some of the rising monomer costs experienced in early 2003. KRATON D sales volume increased slightly as compared to the prior period.

For the combined year ended December 31, 2003, KRATON G sales increased by 15.6% to $242.7 million from $209.9 million compared to the year ended December 31, 2002. The increase in sales was the result of a $37.2 million favorable volume variance and a $10.3 million favorable foreign currency variance, partially offset by a $14.7 million unfavorable product mix and price variance. KRATON G sales volumes increased by 17.6% as compared to the prior period. The increase in sales volumes was primarily due to increased sales volumes in the compounding and personal hygiene end-use market, which was driven by new applications as well as strong growth in sales to compounders supplying consumer goods in both North America and Asia.

Other revenue. Other revenues increased by 43.8% to $12.8 million for the combined year ended December 31, 2003, as compared to $8.9 million for the year ended December 31, 2002. The increase in revenues is primarily due to increased sales of by-products in the 2003 period.

Cost of Goods Sold

Cost of goods sold increased by 24.5% to $529.5 million for the combined year ended December 31, 2003, as compared to $425.0 million for the year ended December 31, 2002. As a percentage of total revenues, the cost of goods sold increased to 75.4% from 67.6%. The $104.5 million increase was due to $39.2 million of increased monomer and other variable costs, $26.9 million related to foreign currency, $16.8 million due to increased volumes and product mix, $4.0 million related to a required five-year statutory turnaround at our Berre, France facility and $17.6 million of other costs. During early 2003, monomer costs rose rapidly. Acquisition costs for butadiene and styrene increased by 46% and 21%, respectively, due to rising crude oil prices and tight supply and demand conditions in the marketplace.

Gross Profit

Gross profit decreased by 15.1% to $173.1 million for the combined year ended December 31, 2003, as compared to $203.9 million for the year ended December 31, 2002. Gross profit as a percentage of total revenues decreased from 32.4% in the 2002 period to 24.6% in the combined 2003 period due to the factors noted above.

Operating Expenses

Research and development expenses. Research and development expenses increased by 3.5% to $23.8 million for the combined year ended December 31, 2003, as compared to $23.0 million for the year ended December 31, 2002. As a percentage of total revenues, research and development expenses decreased from 3.7% to 3.4%. Research and development expenses were essentially consistent across the two periods, with the U.S. dollar equivalent amount of Euro-denominated expenses increasing due to the effect of the appreciation of the Euro.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by 15.2% to $55.6 million for the combined year ended December 31, 2003, as compared to $65.6 million for the year ended December 31, 2002. As a percentage of total revenues, expenses decreased from 10.4% to 7.9% for this period. The decreases were achieved through efficiency gains resulting from the termination during the course of 2002 of the interim transaction processing and information systems services previously provided by Shell Chemicals and the replacement of those services by providing transaction processing services internally and outsourcing information technology services to third party providers at a lower cost. The decrease in expenses was also due to lower accruals during 2003 for incentive-based employee compensation. These decreases more than offset the increase in the U.S. dollar equivalent of Euro-denominated expenses as a result of the appreciation of the Euro against the U.S. dollar.

Depreciation and amortization of identifiable intangibles. Depreciation and amortization expense decreased 5.3% to $26.7 million for the year ended December 31, 2003, as compared to $28.2 million for the combined year ended December 31, 2002. This decrease was primarily due to plant, property and equipment becoming fully depreciated during the year ended December 31, 2003.

Earnings in joint venture. Earnings in KJE were $0.6 million for the combined year ended December 31, 2003, as compared to $1.2 million for the year ended December 31, 2002.

Interest expense. Interest expense increased by 60.9% to $58.1 million for the combined year ended December 31, 2003, as compared to $36.1 million for the year ended December 31, 2002. This increase was a result of $10.2 million of expense related to the write-off of deferred financing costs related to the senior subordinated notes outstanding prior to the Acquisition and the term loans outstanding prior to the Acquisition, $9.1 million prepayment penalty associated with the senior subordinated notes outstanding prior to the Acquisition and $7.5 million related to the remaining accretion of the value of warrants of Ripplewood Chemical issued with the senior subordinated notes outstanding prior to the Acquisition. These increases were partially offset by payments of principal on the then existing term loans, coupled with the reduction in interest rates, which resulted in lower interest costs under the prior floating rate term facility.

Income Tax Provision

Income tax provision was $1.7 million for the combined year ended December 31, 2003, as compared to $9.8 million for the year ended December 31, 2002. This decrease was primarily due to a decline in the pre-tax income of the foreign operations in 2003.

Net Income

Net income decreased by 81.6% to $7.8 million for the combined year ended December 31, 2003, as compared to $42.5 million for the year ended December 31, 2002, for the reasons discussed above. In particular, the increase in cost of goods sold, as a result of higher monomer prices and increased interest costs, more than offset the increase in sales and the reduction in selling, general and administrative expenses.

Liquidity and Capital Resources

Because we are a holding company and our operations are conducted by our subsidiaries, our cash flow and our ability to service indebtedness, including our ability to pay the principal of and interest on the notes when due are dependent on cash dividends and distributions and other transfers of cash from our subsidiaries. KRATON has available to it, upon compliance with customary conditions, the revolving portion of the senior secured credit facility in the amount of $60 million, which was fully available at December 31, 2004. However, our subsidiaries, including KRATON are not obligated to make funds available to us for payment of our obligations. We believe that based on current and anticipated levels of operations and conditions in our industry and markets, cash flow from operations of subsidiaries and borrowings available to KRATON will be adequate for the foreseeable future for us to fund our working capital and capital expenditure requirements and to make required payments of principal of and interest on KRATON’s 8.125% Notes and senior secured credit facility and for KRATON to make distributions to us to service our indebtedness when due, including the notes. However, the terms of the senior secured credit facility, the indenture governing KRATON’s 8.125% Notes and the other agreements governing indebtedness of our subsidiaries significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. In particular, the senior secured credit facility does not permit (and the indenture governing KRATON’s 8.125% Notes may not permit) the payment of dividends or other distributions to us necessary to make payments of interest and principal on the notes.

Operating activities

Net cash provided by operating activities decreased to $73.9 million for the year ended December 31, 2004, as compared to net cash provided by operating activities of $87.2 million for the combined year ended December 31, 2003. The decrease in cash provided by operating activities in the year ended December 31, 2004, was primarily due to reduced earnings in the 2004 period and the timing of accounts receivable collections, partially offset by the timing of accounts payable payments and the decrease in inventory.

Net cash used in operating activities for period from December 23 through December 31, 2003, was $6.3 million primarily as a result of the timing of accounts payables payments and accounts receivables collections.

Net cash provided by operating activities increased to $93.5 million for the period from January 1 through December 22, 2003, compared to net cash provided by operating activities of $48.7 million for the year ended December 31, 2002. The improvement in cash provided by operating activities in the 2003 period was primarily driven by lower investment in inventories in the 2003 period as compared to the 2002 period, during which inventories increased in anticipation of a planned shutdown of our Berre, France facility in 2003 in connection with the required statutory turnaround. In addition, the 2003 period was favorably affected by the timing of accounts payable payments and accounts receivables collections. The lower investment in inventories, combined with the favorable impact of accounts payables payments and accounts receivables collections, in the 2003 period more than offset lower net income in the 2003 period as compared to the 2002 period.

Investing activities

Net cash used for investing activities was $34.6 million for the year ended December 31, 2004, as compared to $495.2 million for the combined year ended December 31, 2003. This decrease was primarily driven by the $479.2 million of consideration paid in connection with the Acquisition. In addition, there was an increase in capital expenditures related to the completion of the 13 kT KRATON G expansion at our Belpre, Ohio facility and the 15 kT KRATON D plant expansion at our Berre, France facility.

Net cash used for investing activities was $481.7 million for period from December 23 through December 31, 2003, primarily due to the $479.2 million of consideration paid in connection with the Acquisition.

Net cash used for investing activities was $13.5 million for the period from January 1 through December 22, 2003 compared to $8.2 million for the year ended December 31, 2002. This increase was primarily driven by an increase in capital expenditures related to the planned KRATON D expansion project at the Berre, France facility.

Financing activities

Net cash used in financing activities was $5.1 million for the year ended December 31, 2004, as compared to net cash provided by financing activities of $414.4 million for the combined year ended December 31, 2003. The decrease in cash provided by financing activities was primarily related to the net cash provided by financing activities in connection with the Acquisition in the amount of $438.1 million, consisting of $560.0 million of proceeds of indebtedness and the $239.5 million in net proceeds from the issuance of common equity, partially offset by the repayment of all of the term loans and senior subordinated notes outstanding prior to the Acquisition of $361.4 million. This is compared to the $91.9 million of proceeds from the issuance of the initial notes reduced by $94.7 million repayment of debt for the year ended December 31, 2004.

Net cash provided by financing activities was $435.1 million for period from December 23, 2003 through December 31, 2003, primarily related to the $560.0 million of proceeds for the incurrence of indebtedness and the $239.5 million in net proceeds from the issuance of common equity, partially offset by the repayment of all of the then outstanding term loans and then outstanding senior subordinated notes of $344.4 million.

Net cash used in financing activities was $20.7 million for the period from January 1 through December 22, 2003, as compared to $48.4 million for the year ended December 31, 2002. This decrease in cash used in financing activities was driven primarily by lower debt payments of $16.9 million in the 2003 period as compared to debt payments of $42.8 million in the 2002 period.

Sources of liquidity

We are a holding company without any operations or assets other than our subsidiaries. Our liquidity depends on distributions from our subsidiaries and we expect to continue to fund our liquidity requirements principally with cash derived from operations. However, our subsidiaries are not obligated to make any funds available to us for payment on our obligations. KRATON’s ability to distribute amounts to us is restricted by the terms of the senior secured credit facility and the indenture governing the 8.125% Notes. In particular, the senior secured credit facility does not permit (and the indenture governing KRATON’s 8.125% Notes may not permit) the payment of dividends or other distributions to us necessary to make payments of interest and principal when due on the notes.

KRATON has available to it, upon compliance with customary conditions, a senior secured revolving credit facility in the amount of $60 million, which was fully available at December 31, 2004. The cash flows in our business are seasonal, and cash balances are typically higher in the second and third quarters. The Acquisition significantly increased our level of indebtedness. The ability of KRATON to pay principal and interest on its indebtedness, fund working capital, make anticipated capital expenditures and to make funds available to us for payment on the notes when due depends on the future performance of KRATON, which is subject to general economic conditions and other factors, some of which are beyond our control. There can be no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available under the revolving portion of the senior secured credit facility to fund liquidity needs in an amount sufficient to enable us and KRATON to service our indebtedness. Furthermore, if we decide to undertake additional investments in existing or new facilities, this will likely require additional capital, and there can be no assurance that this capital will be available.

As of December 31, 2004, we were in compliance with the covenants contained in the notes and KRATON was in compliance with the applicable financial ratios in the senior secured credit facility and the other covenants contained in the senior secured credit facility and the indenture governing KRATON’s 8.125% Notes.

In October 2004, KRATON obtained an amendment to the senior secured credit facility because of the potential impact of a variety of factors, principally increased monomer costs, on KRATON’s ability to comply with the financial covenants contained in the senior secured credit facility in future periods. In particular, the senior secured credit facility requires KRATON to comply with specified financial ratios and tests, including a maximum leverage ratio and a minimum interest coverage ratio. As a result of the amendment, our issuance of the initial notes and the subsequent prepayment of $76.2 million of the term loan portion of the senior secured credit facility, KRATON has significantly improved its ability to comply with these covenants in the future. We own 100% of KRATON’s equity interests and neither KRATON, nor any of KRATON’s subsidiaries, guarantees the notes and, therefore, the notes are not included in KRATON’s consolidated total debt. Furthermore, by using $76.2 million of the proceeds of the initial notes to prepay part of the term loan portion of the senior secured credit facility, KRATON significantly reduced its consolidated total debt. According to the amendment to the senior secured credit facility the maximum leverage ratio must not exceed 6.95 to 1.00 in the first three quarters of 2005 and 6.45 to 1.00 in the fourth quarter of 2005 and the first half of 2006. The leverage ratio becomes more restrictive during the remaining term. These levels are less restrictive than those in effect prior to the amendment to the senior secured credit facility.

Capital expenditures

Capital investments in property, plant, and equipment account for the majority of our investing activities. For the year ended December 31, 2004, $34.7 million was spent on the purchase of property, plant, and equipment as compared to $16.0 million for the combined year ended December 31, 2003. The increased spending in the 2004 period was primarily driven by the completion of the 13 kT KRATON G expansion at our Belpre, Ohio facility and the 15 kT KRATON D plant expansion at our Berre, France facility.

In 2005, we expect to spend approximately $27 million to $31 million on capital expenditures, of which between $19 million to $21 million is expected to be maintenance-related spending and $8 million to $10 million is expected to be expansionary and cost reduction spending. In the past, our minimum capital expenditure levels to maintain and achieve incremental improvements in our facilities have been approximately $7 million to $10 million per year. However, in the each of the next three to five years, we expect that minimum level to be exceeded by approximately $5 million as a result of certain regulatory, environmental and other maintenance projects. We believe that we will be able to finance such capital investments from cash generated from operations and do not anticipate utilizing the revolving portion of the senior secured credit facility, or other financing activities, to finance such investments.

Contractual Commitments

Our principal outstanding contractual obligations relate to the long-term debt under the senior secured credit facility, KRATON’s 8.125% Notes and the notes, the operating leases of some of our facilities and the feedstock contracts with Shell Chemicals, or its affiliates, to provide us with styrene, butadiene and isoprene. The following table summarizes our contractual cash obligations for the periods indicated.

Payments Due by Period

Contractual Obligations	Total	2005	2006	2007	2008	2009	Thereafter
	(in millions)
Long-term debt	$615.3	$2.7	$2.7	$2.7	$2.7	$2.7	$601.8
Operating leases	40.5	6.8	6.2	5.0	4.9	4.8	12.8
Purchase obligations (1)	21.0	4.2	4.2	4.2	4.2	4.2	—

Total contractual cash obligations	$676.8	$13.7	$13.1	$11.9	$11.8	$11.7	$614.6

(1)	Pursuant to the feedstock supply contracts with Shell Chemicals or its affiliates, we are obligated to purchase minimum quantities of isoprene each year. We have two isoprene supply contracts, which require us to purchase minimum quantities. If we do not meet these minimums, we would be obligated to pay a penalty of approximately U.S. $300.0 per ton up to a maximum aggregate penalty of approximately $4.2 million.

Pursuant to the styrene and butadiene feedstock supply contracts with Shell Chemicals, and its affiliates for our European operations, we are obligated to purchase minimum quantities. The contracts do not contain a stated penalty for failure to purchase the minimum quantities. However, if we do not purchase the minimum requirements, it is required under the terms of the contracts to meet with Shell Chemicals in an effort to determine a resolution equitable to both parties.

Other Contingencies

As a chemicals manufacturer, our operations in the United States and abroad are subject to a wide range of environmental laws and regulations at both the national and local levels. These laws and regulations govern, among other things, air emissions, wastewater discharges, solid and hazardous waste management, site remediation programs and chemical use and management.

Pursuant to these laws and regulations, our facilities are required to obtain and comply with a wide variety of environmental permits for different aspects of their operations. Generally, many of these environmental laws and regulations are becoming increasingly stringent, and the cost of compliance with these various requirements can be expected to increase over time.

Management believes that we are in material compliance with all current environmental laws and regulations. We estimate that any expenses incurred in maintaining compliance with these requirements will not materially affect our results of operations or cause us to exceed our level of anticipated capital expenditures. However, we cannot give assurances that regulatory requirements or permit conditions will not change, and we cannot predict the aggregate costs of additional measures that may be required to maintain compliance as a result of such changes or expenses.

In the context of the Separation in February 2001, Shell Chemicals agreed to indemnify us for specific categories of environmental claims brought with respect to matters occurring before the Separation. However, the indemnity from Shell Chemicals is subject to dollar and time limitations. Coverage under the indemnity also varies depending upon the nature of the environmental claim, the location giving rise to the claim and the manner in which the claim is triggered. Therefore, if claims arise in the future related to past operations, we cannot give assurances that those claims will be covered by the Shell Chemicals’ indemnity and also cannot be certain that any amounts recoverable will be sufficient to satisfy claims against us.

In addition, we may in the future be subject to claims that arise solely from events or circumstances occurring after February 2001 that would not, in any event, be covered by the Shell Chemicals’ indemnity. While we recognize that we may in the future be held liable with respect for remediation activities beyond those identified to date, at present we are not aware of any circumstances that are reasonably expected to give rise to remediation claims that would have a material adverse effect on our results of operations or cause us to exceed our projected level of anticipated capital expenditures.

We had no material operating expenditures for environmental matters in the presented periods of 2002, 2003 and 2004.

On December 16, 2003, Shell Chemicals, the operator of our Pernis facility in The Netherlands, delivered a preliminary study reviewing the facility’s operations and physical plant. Based on a study consisting of interviews of plant personnel, a review of plant documentation, and limited fieldwork relating to selected areas of the manufacturing complex that includes both our manufacturing assets and those of Shell Chemicals, the study preliminarily estimates that significant expenditures may be required by us over an indeterminate period. The study identifies both required maintenance and suggested near-term and long-term improvements to the facility and physical plant. On March 8, 2004, Shell Chemicals presented an update of this study, which had been reviewed by the plant manager for the facility, and provided some analysis of the preliminary study. Limited engineering work has been done at this point, and estimates of costs are still based solely on factored estimates. We are currently discussing the basis and assumptions used in the study and intend to conduct additional engineering work to assess the validity of the Shell Chemicals study. As a result of a June 6, 2004 fire, we accelerated a turnaround previously planned for the fourth quarter of fiscal 2004. After completing the turnaround and fire repairs, we have continued developing a long term plan focusing on mitigating the highest priority issues. This work will likely be done over a period of five to seven years through a combination of increased maintenance, operational improvement and some amount of capital. At this time, we are evaluating whether this will have a material adverse effect on our financial condition or results of operations.

The U.S. Environmental Protection Agency has issued regulations relating to Boiler MACT (Maximum Achievable Control Technology), which will result in more stringent emissions levels. We are currently evaluating what modifications or capital investments will be necessary at our Belpre, Ohio facility in order to comply with these new regulations.

Off-Balance Sheet Transactions

We are not presently involved in any material off-balance sheet transactions.

Market Risk

We are exposed to market risk from changes in interest rates, foreign currency exchange rates, and commodity prices. We currently do not hedge our exposure to these risks, except for the interest rate swap agreements discussed below.

Interest rate risk

We have $265.3 million of variable rate debt outstanding under the senior secured credit facility as of December 31, 2004. The debt bears interest at the adjusted Eurodollar plus 2.75% per annum or, at KRATON’s option, the base rate plus 1.75% per annum, in each case declining by 0.25% if certain ratings are obtained. Under the senior secured credit facility, KRATON is required to hedge, or otherwise protect against interest rate fluctuations, a portion of the variable rate debt. As a result, KRATON entered into two interest rate swap agreements in the amount of $80.0 million effective June 11, 2004, and $80 million effective July 6, 2004. Both of these agreements will terminate on June 24, 2007, have a fixed rate quarterly payment date on each of September 24, December 24, March 24 and June 24, commence on June 24, 2004, and end on the termination date. The agreements have an average fixed rate of 3.524%. As of December 31, 2004, the fair market value of the agreement in effect was a liability of $0.2 million.

Foreign currency risk

We conduct operations in many countries around the world. Our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into U.S. dollars for inclusion in the historical combined financial statements. In recent years, exchange rates between these currencies and U.S. dollars have fluctuated significantly and may do so in the future. Approximately half of revenue and costs are denominated in U.S. dollars; Euro-related currencies are also significant. The net appreciation of the Euro against the U.S. dollar and other world currencies, since 2001, has had a positive impact on sales, as reported in U.S. dollars, in the historical combined financial statements. Historically, we have not undertaken hedging strategies to minimize the effect of currency fluctuations. We do not currently intend to hedge our foreign currency exposure.

Commodity price risk

We are subject to commodity price risk under agreements for the supply of raw materials and energy. Historically, we have not hedged our commodity price exposure. We do not currently intend to hedge our commodity price exposure.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 151, or SFAS 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material SFAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS 151 will have a material impact on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment,” or SFAS 123R. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. This standard is effective for nonpublic companies at the beginning of the first interim or annual period that begins after December 2005, and companies may elect to use either the modified-prospective or modified-retrospective transition method. Under the modified prospective method, awards that are granted, modified, or settled after the date of adoption should be measured and accounted for in accordance with SFAS 123R. Unvested equity-classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS 123, except that amounts must be recognized in the income statement. Under the modified retrospective approach, the previously reported amounts are restated (either to the beginning of the year of adoption or for all periods presented) to reflect the SFAS 123 amounts in the income statement. We are currently evaluating the impact of this standard and its transition alternatives, which may impact our results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29,” or SFAS 153. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. We are evaluating SFAS No. 153, and do not believe it will have a material impact on our consolidated financial statements.

BUSINESS

General

We believe we are the world’s leading producer of styrenic block copolymers. SBCs are highly-engineered synthetic elastomers, which are used in a wide variety of products to impart flexibility, resilience, strength, durability and processability. SBCs are a fast growing subset of the broader elastomers industry. We pioneered these products over 35 years ago. We offer a broad line of SBCs to over 700 customers in over 60 countries worldwide. Our products are used in a wide variety of applications including road and roofing materials, automotive applications, numerous consumer products (diapers, tool handles, toothbrushes), tapes, labels, medical devices, packaging and footwear products.

Historically, we have sold to four end-use markets: (1) compounding and polymer systems; (2) adhesives and sealants; (3) asphalt modification; and (4) footwear. We do not consider footwear a core end-use market due to its small percentage of total sales revenues. As a consequence, we have deemphasized this application in recent years. Recently, we split the compounding and polymer systems end-use into two separate end-uses, compounding and personal hygiene, or CAPH, and packaging and polymer-modification, or P&P, in order to focus our resources and better pursue growth opportunities. We believe we have been a market leader for over 35 years in our three historical core end-use markets.

Corporate Background

Prior to February 28, 2001, we operated as a number of business units as a part of Shell Chemicals and did not exist as a stand-alone entity. On February 28, 2001, Ripplewood Chemical Holding LLC, or Ripplewood Chemical, acquired us from Shell Chemicals through a master sale agreement, in a transaction we refer to as the Separation.

Under the Merger Agreement dated as of November 5, 2003, as amended and restated on December 23, 2003, among us, Ripplewood Chemical, and Polymer Acquisition LLC, on December 23, 2003, we acquired all of KRATON’s outstanding equity interests from Ripplewood Chemical for consideration of $770.0 million for the business and $48.0 million for the excess cash on KRATON’s balance sheet immediately prior to closing. Cash funding requirements for the Acquisition were $813.0 million (including the $770.0 million in purchase price for the business and $43.0 million in transaction fees and expenses payable at closing) plus a $48.0 million payment for KRATON’s excess cash balance. These funding requirements were satisfied through:

•	$200.0 million from the proceeds from the issuance of the 8.125% Notes;

•	$360.0 million of borrowings under the term loan portion of the senior secured credit facility;

•	an equity contribution to KRATON by us of $250.0 million in cash; and

•	$48.0 million from KRATON’s cash balance.

We are a wholly owned subsidiary of TJ Chemicals Holdings LLC and are indirectly owned by TPG Partners III, L.P., TPG Partners IV, L.P., and certain of their parallel investment entities, JPMP Capital Corp. and affiliates and certain members of our management.

Competitive Strengths

Leading Global SBC Market Position

We believe we are the world’s leading producer of SBCs, with approximately $749 million of global SBC sales and 327 kT of global SBC sales volumes for the year ended December 31, 2004. In our historical core end-use markets, where we generated over 92% of our product sales in 2004, we believe we hold the number one market position in terms of sales in 2004. We believe the KRATON® brand name is the most recognized in the industry because of our broad product portfolio, leading technical position, reputation for quality and consistency and global reach. We believe these characteristics have allowed us to consistently maintain the largest global market share of SBC sales and volumes since commercializing these products in the early 1960s.

Strong Volume Growth

Historically, we have delivered consistent sales volume growth through the recent economic and raw material feedstock cycle and through a period of challenging chemical sector fundamentals. From 2000 to 2004, we grew our sales volumes in our core end-use markets 20% from 267 kT to 322 kT. Our highest margin product line, KRATON G, has also shown strong sales volume growth, rising 18% for the year ended December 31, 2004 over the year ended December 31, 2003. In addition, our KRATON D product line (excluding non-core footwear sales) exhibited 5% sales volume growth for the year ended December 31, 2004 over the year ended December 31, 2003. Recently, management has focused efforts on increasing margins and, as a result, future volume growth may be affected.

Superior Technical Expertise and Product Innovation

We believe we have built significant brand recognition of the KRATON® name in the SBC industry through our demonstrated commitment to innovation and superior technical expertise and service. We have 120 research and development staff who are integrated with our marketing teams and customers to identify and develop new products and applications, as well as to deliver comprehensive technical service. Our current product portfolio includes more than 100 core commercial grades. Our new product pipeline includes over 60 grades for a range of applications, such as enhanced food packaging, personal hygiene and specialty medical applications. We have approximately 1,995 granted patents and pending patent applications as of March 1, 2005 and over 35 years of manufacturing “know-how” that provide a competitive advantage. As a result of these initiatives, new and improved products released in the prior five years generated greater than 30% of our 2004 sales.

Strong Customer Relationships

For over 35 years, we have cultivated a diversified and loyal customer base through our commitment to superior product development and technical service, our focus on proactive product solutions and our ability to provide consistent and reliable products. Our technology organization is a highly valued resource because this group works closely with our customers on process, manufacturing and formulation issues. Our customers’ manufacturing process is typically calibrated to the performance specifications of our products. Given the technical expertise and investment required to develop these formulations and the lead times required to replace them, we believe switching costs are high and incumbents, like KRATON, have an advantage. In addition, many of our KRATON G products represent a small proportion of the overall cost of the finished product, yet are important to the finished product’s performance characteristics and manufacturing process, further mitigating our customers’ incentive to change suppliers. Our major customers include many leaders in their respective fields, and we have maintained relationships with the vast majority of our top customers for 15 years or more.

Global Scale of Operations

We believe our manufacturing facilities currently have a production capacity of almost twice that of the next largest producer. Our flagship Belpre, Ohio manufacturing facility, with approximately 155 kT of annual nameplate capacity, represents the largest dedicated SBC production facility in the world in terms of production capacity. We are the only industry participant manufacturing SBCs on four continents: North America, South America, Europe and Asia. We believe our global scale is a competitive advantage that allows us to most effectively service our customers in their local markets. Our ability to provide global manufacturing, distribution and technical support enables our multinational customers to meet their global needs with a single supplier. Our global reach allows us to limit distribution costs and provide more timely delivery. In addition, we utilize our manufacturing expertise to implement de-bottlenecking initiatives that have allowed us to increase our capacity at costs below those of our competitors.

Diversity Across Customers, End-Uses and Geography

We sell our products to over 700 customers across a diverse range of end-use markets in over 60 countries worldwide. No single customer accounted for more than 7% of our 2004 revenue, and our top ten customers represented less than 32% of our 2004 revenue. Many of our customers sell their products into consumer applications that are generally considered to be less sensitive to overall economic conditions, such as diapers, razors, plastic cups and toothbrushes. In 2004, we generated 48% of our product sales in the Americas, 36% in Europe and 16% in Asia. In 2004, we generated 33% of our revenue from the adhesives and sealants end-use market, 31% from the CAPH end-use market, 24% from the asphalt modification end-use market, 8% from the P&P end-use market, and 4% from the footwear end-use market. See “—End-use Markets” for a description of the recent division of the compounding and polymer systems end-use market into the CAPH and P&P end-use markets.

Business Strategy

During 2004, we substantially changed our management team with the hiring of Mr. George B. Gregory as our new Chief Executive Officer and President, Mr. Dave M. Davis as our new Chief Financial Officer and Mr. David Bradley as our new Vice President of Operations. Our goals are to maintain our global leadership position in the worldwide SBC industry. Our strategy to achieve these goals include the following initiatives:

Offer the Most Complete Value-Added Package to Our Customers

We strive to be the supplier of choice to our customers by offering the highest value-added combination of innovative products, quality, consistency and global technical support. We offer our customers the broadest product range in the industry, and we believe that we have more dedicated sales and support personnel than any competitor. In addition, we utilize our dedicated technical staff to work interactively with our customers to develop new products that support their end-use requirements. Customers place a high value on our ability to manufacture products that are consistent and of high quality, as these attributes are critical to the efficiency of their own production processes.

Focus on High Growth Applications

We are focusing our efforts on the CAPH, P&P, adhesives and sealants and asphalt modification end-use markets, which we believe will allow us to grow the fastest and will provide us with the greatest opportunity to differentiate ourselves from our competitors. We generated over 92% of our product sales in 2004 from these core end-use markets where we have devoted substantial research and development resources to product solutions. We believe these core end-use markets will continue to require more complex and higher value-added SBC formulations, which we are well-positioned to provide.

Introduce New Products

Since the introduction of SBCs in the early 1960s, we have experienced strong demand for the development of new product applications that utilize the enhancing properties offered by KRATON products. We believe that this demand will continue going forward, and that we have a strong product pipeline to take advantage of the opportunity. Products in our pipeline include hydrogenated SBC products (such as KRATON A and High Vinyl), as well as unhydrogenated SBC products (such as KRATON P and KRATON S). KRATON A polymers offer low melt viscosity, ease of processing and increased adhesion and will find applications in a range of polymer blends. The High Vinyl polymers offer improved compatibility with polypropylene and improved transparency. KRATON P polymers offer enhanced efficiency to strengthen polystyrene and to provide the touch and feel of polyvinyl chloride, or PVC. KRATON S polymers provide lower temperature adhesion and offer more cost-effective formulations. As a proven product innovator, we will continue to employ our product knowledge and technical expertise to provide application-based solutions for our customers’ highly specialized needs.

Improve Margins

In response to continuing raw material feedstock cost increases we increased prices in many of our KRATON D and KRATON G products. These price increases have partially offset the significant increases to our raw material feedstock cost. In early 2005, we have continued to raise prices in many of our KRATON D and KRATON G products due to the continued raw material feedstock cost increases.

Control Costs and Improve Operations

Our new management team is aggressively pursuing opportunities for cost reductions and operational improvements. We have successfully implemented a number of cost reduction efforts or “cost-outs,” including headcount and overhead spending reductions. In addition, we have implemented a new “Lean Six Sigma” program that we believe will accelerate the realization of a number of identified operational efficiencies. We have trained 19 Lean Six Sigma leaders, 10 of whom will be solely dedicated to process efficiency projects. We believe the foregoing initiatives and other cost cutting activities resulted in run rate savings of up to $11.5 million by the end of fiscal 2004. We also have identified several opportunities to increase production from existing equipment without significant additional capital investment.

Realize Cash Flow from Inventory Reduction

We realized our goal of ending 2004 with significantly reduced inventory levels as compared to the end of 2003. Between December 31, 2003 and December 31, 2004, we reduced our inventories by 30 kT, ending the year at 97 kT, a 23% improvement. We believe we have an opportunity to further reduce inventory levels by improving operating flexibility and production planning. We believe many specialty chemical producers achieve better annual inventory turns than us, evidencing an opportunity to further reduce inventory and realize cash flow. We plan to utilize the cash generated from working capital improvements to pay down indebtedness under the senior secured credit facility and for general corporate purposes.

Products

Our KRATON products are high performance elastomers, which are engineered for a wide range of end-use applications. Our products possess a combination of high strength and low viscosity, which facilitates ease of processing at elevated temperatures and high speeds. Our products can be processed in a variety of manufacturing applications, including injection molding, blow molding, compression molding, extrusion, hot melt, and solution applied coatings. We offer our customers a broad portfolio of products that includes more than 100 core commercial grades of SBCs.

We generate substantially all of our product sales and gross margin from our two primary product lines: (1) USBCs and (2) HSBCs. USBCs are sold broadly under the KRATON D brand name and HSBCs are sold broadly under the KRATON G name and accounted for 63% and 37% of our full-year 2004 product sales, respectively. USBCs are primarily used in the footwear, asphalt modification, packaging and adhesives and sealants end-use markets. HSBCs, the production of which is more complex and capital-intensive than that of USBCs, are primarily used in value-added compounding and personal hygiene and adhesive and sealant applications.

KRATON D

This product line was our original SBC offering and continues to represent the greatest proportion of our sales revenues and sales volumes. Our KRATON D elastomeric and high styrene product portfolio includes approximately 70 core commercial grades, with more than 20 grades under development. KRATON D is used in each of our end-use markets in a range of products to impart desirable characteristics, such as (1) resistance to temperature and weather extremes in roads and roofing; (2) resistance to cracking, reduced sound transmission and better drainage in porous road surfaces; (3) impact resistance for consumer plastics; (4) increased processing flexibility in adhesive applications, such as packaging tapes and labels, and materials used in disposable diapers; and (5) enhanced appearance and feel in shoe and boot soles.

KRATON D is produced primarily in two configurations: SBS and SIS. SBS (formed from polymeric blocks of styrene: butadiene: styrene) products are used primarily in asphalt, packaging and selected high-end footwear applications. SIS (formed from polymeric blocks of styrene: isoprene: styrene) products are used primarily in adhesive applications.

KRATON G

Our KRATON G product portfolio includes over 40 core commercial grades of products, with approximately 40 grades under development. KRATON G products have higher performance characteristics than KRATON D products, are significantly more complex to produce and, as a result, generate significantly higher margins. Key enhanced performance characteristics include: (1) color range and stability, including resistance to ultraviolet light; (2) processing stability and viscosity, which facilitate high speed and high temperature manufacturing processes; and (3) enhanced feel and soft touch. KRATON G products are primarily compounded with other plastics to form materials sold into a variety of end-use applications, including durable goods, packaging materials and consumer and medical products. KRATON G is also used in adhesive and sealant applications, particularly hot-melt and pressure sensitive adhesives, to increase processing speed and improve durability.

KRATON G is produced in two configurations: SEBS and SEPS. Approximately 95% of KRATON G sales in 2004 were SEBS (styrene: ethylene: butylene: styrene; a hydrogenated SBS) products. SEBS is used primarily in applications to impart soft-touch characteristics to a variety of consumer and industrial applications, such as tool, toothbrush and razor handles and automotive interiors. SEBS is also used in adhesives and sealant applications, such as hot-melt assembly adhesives. SEPS (styrene: ethylene: propylene: styrene; a hydrogenated SIS) products are used primarily in sealant applications, such as “Do-It-Yourself” sealants and waterproof insulation for telecommunication cables.

KRATON IR

KRATON IR is our line of high purity isoprene rubber products and is a non-SBC product. We produce 8 grades of KRATON IR at our manufacturing facility in Pernis, The Netherlands. We believe there are significant growth opportunities for KRATON IR in areas such as hypoallergenic and medical applications, including surgical gloves and bandage adhesives. We report KRATON IR sales as part of our sales of KRATON D.

For information on new products, see “—Research, Development and Technology” below.

End-Use Markets

Historically, we have sold to four end-use markets: (1) compounding and polymer systems; (2) adhesives and sealants; (3) asphalt modification; and (4) footwear. We do not consider footwear a core end-use market and we have de-emphasized this application in recent years. Recently, we split the compounding and polymers systems end-use into two separate end-uses, compounding and personal hygiene and packaging and polymer modification, in order to focus our resources and better pursue growth opportunities. We believe we have been a market leader for over 35 years in our three historical core end-use markets.

The following table describes our end-use markets:

	Revenue Mix(1)	Selected Applications	Selected Products
Adhesives and Sealants	33%	• Adhesives • Oil gels • Sealants	• Packaging and specialty tapes • Adhesive labels • “Do It Yourself” sealants

Compounding and Personal Hygiene (CAPH)	31%	• Soft touch and flexible materials • Personal hygiene products • Medical products • Impact resistant plastics • Automotive components	• Tool grips and bike handles • Disposable diapers • Surgical gloves • Automotive dashboard materials and engineered flexible parts

Asphalt Modification	24%	• Asphalt modification	• Roofing felts and shingles • Roadways

Packaging and Polymer-modification (P&P)	8%	• Packaging films • Consumer disposables/durables • Automotive components • Medical products	• Plastic cups and plates • Furniture • Food packaging • Automobile panels • Medical devices

Footwear	4%	• Footwear soles	• Shoes and boots

(1)	Based on 2004 product sales of $791.2 million.

Adhesives and Sealants

SBCs possess processing ease and speed in hot-melt systems, thereby providing environmental safety and cost advantages over solvent-based systems. SBCs can be formulated to impart a superior combination of performance characteristics, including water resistance, color stability, strong bonding characteristics, high cohesive strength, good ultraviolet light stability, good heat stability and long shelf life. In various adhesives and sealant applications, SBCs compete with acrylics, solvent-based rubber systems and silicones based on performance characteristics and total end-product cost.

We sell primarily KRATON D products, as well as some KRATON G products, in this end-use market. Products sold in this end-use are used in packaging and specialty tapes, industrial formulators, non-wovens, labels, oil gels and “Do-It-Yourself” sealants. We believe that growth in this end-use market has been driven by the decreased use of solvent based natural rubber adhesives, increased use of adhesives replacing mechanical systems and demographic shifts and economic development.

We sell our products to approximately 200 customers in approximately 40 countries in this end-use market. These customers include both direct end-use manufacturers as well as intermediate customers that compound our products with other materials prior to sale to end-use manufacturers.

Compounding and Personal Hygiene

SBCs are used in a range of diverse applications in this end-use market, many of which require customized formulations, product testing and approval and production evaluations for specific end-use customers. As a consequence, the market is subject to significant barriers to product substitution or entry from new suppliers. In the CAPH market, we compete with other additive polymers, including PVC, ethylene propylene diene monomer, thermoplastic vulcanizates and natural rubber, based on performance, ease of use, desired aesthetics and total end-product cost.

CAPH is the largest end-use of KRATON G. We also sell selected KRATON D products in this end-use market. CAPH products are primarily used in soft-touch grips, films and fibers for disposable diapers, sporting equipment and automotive components. We believe that growth in this end-use market has been driven by our customers’ desire for improved flexibility and resilience, enhanced moisture resistance and superior aesthetics in consumer products and automotive components.

In the CAPH end-use market, we sell our products to approximately 225 customers in over 40 countries. These customers include compounders that compound our grades with other materials prior to sale to end-use manufacturers as well as end-use manufacturers that buy our compounds directly from us.

Asphalt Modification

We sell primarily KRATON D SBS products in this end-use market. Our asphalt modification end-use products are primarily used in asphalt paving applications to improve the strength and elasticity of materials over an extended temperature range, providing greater resistance to wear, rutting and cracking and asphalt roofing applications to produce stronger and more durable felts and shingles that reduce damage from weather, ice and water build-up. We believe the following trends have favorably affected growth in this market: (1) increased traffic which has led to regulatory developments in countries such as the United States and Japan and in Europe, favoring improved road surface standards that require the use of modifiers such as SBCs, (2) growing recognition of the value of long-life products and the associated cost savings in road and roofing systems throughout the world and (3) investment in infrastructure in developing countries.

In the asphalt modification end-use market, we sell our products to approximately 180 customers in approximately 50 countries. Our key customers, in the road surfaces market, include companies that produce asphalt typically used for paving applications, construction companies, federal, state and local governments and more recently, private toll road operators. Our key customers in the roofing materials market include private construction material companies.

Packaging and Polymer–modification

Our P&P end-use products are used in a variety of applications such as packaging films, consumer disposables, consumer durables, automotive, hand tools and medical products. Products include items such as plastic cups, plates, restaurant takeout containers, display cases, furniture, automobile panels, hand tools and medical devices. HSBCs and USBCs are used in these applications, which compete with other polymers, including PVC, thermoplastic vulcanizates, polypropylene, polycarbonate and nylon, based on performance, ease of use, desired aesthetics and total end-product cost.

In the P&P end-use market, we sell our products to approximately 100 customers in over 25 countries. These customers include major resin manufacturers that blend our grades with their resins to improve their properties, such as elasticity and impact strength, as well as customers that turn our products into consumer and end user products.

Footwear

Our footwear end-use products are primarily used in the soles of shoes and boots. We do not consider footwear a core end-use market due to its small percentage of total sales revenues. We believe that growth in this end-use market has slowed due to a fashion shift towards thinner soled shoes. In addition, footwear is a highly competitive market with the majority of product offerings sharing similar performance and processability characteristics. As a result, we have deemphasized this end-use market.

In the footwear end-use market, we sell our products to approximately 60 customers in approximately 25 countries. Our significant customers in this market include compounders in Europe, Brazil and elsewhere who blend our products with other substances to form compounds, which are then formed into shoe soles and sold to shoe manufacturers.

Research, Development and Technology

Our research and development program is designed to: (1) develop new products and applications; (2) provide technical service to customers; (3) develop improved cost-effective manufacturing and support processes; and (4) assist in marketing new products. Approximately 120 of our employees are dedicated to this function.

Our employees perform product research using extensive product application equipment located at our Westhollow, Louvain-La-Neuve and Amsterdam research and development facilities. Our Westhollow laboratory includes a comprehensive “pilot plant.” At this pilot plant we produce samples of new KRATON products for our customers and provide guidance to our manufacturing staff on commercial scale test runs based on the pilot scale test runs. In addition, we also use the pilot units to test new raw materials and new processing technologies in order to improve our manufacturing performance and products. Application equipment is used to evaluate polymers or compounds to determine optimal formulations.

New products under development include HSBC products (such as KRATON A and High Vinyl), as well as USBC products (such as KRATON P and KRATON S). KRATON A polymers offer low melt viscosity, ease of processing and increased adhesion and will find applications in a range of polymer blends. The High Vinyl polymers offer improved compatibility with polypropylene and improved transparency. KRATON P polymers offer enhanced efficiency to strengthen polystyrene and provide the touch and feel of polyvinyl chloride, or PVC. KRATON S polymers provide lower temperature adhesion and offer more cost-effective formulations. As a proven product innovator, we will continue to employ our product knowledge and technical expertise to provide application-based solutions for our customers’ highly specialized needs. As a result of these initiatives, new and improved products released in the prior five years generated greater than 30% of our 2004 sales.

We incurred $23.2 million, $23.8 million and $23.0 million of research and development expenses for the year ended December 31, 2004, the combined year ended December 31, 2003, and the year ended December 31, 2002, respectively.

Sales and Marketing

We sell our products through a number of channels including a direct sales force, sales agents and distributors. The majority of our products are sold through our direct sales force. In countries where we generate substantial revenues, our sales force is organized by end-use market in order to meet the specific needs of customers. In geographic areas where it is not efficient for us to organize our sales force by end-use market, we may use one sales person to service all end-use markets.

In smaller markets, we often utilize sales agents who act as independent contractors to sell our products. In addition, we utilize distributors to service our smaller customers in all regions. Distributors sell a wide variety of products, primarily to smaller buyers. This allows smaller customers to obtain multiple products from one source. In addition to our long-term relationships with distributors in North America and Europe, we have established relationships with a wider network of distributors in Latin America and the Asia Pacific region. We have transferred some, and are working to transfer additional, existing small customers to distributors and thereby free up our sales force to focus on higher margin opportunities.

Our sales force, distributors, and agents interact with our customers to provide both purchasing advice and technical assistance. In general, they arrange and coordinate contact between our customers and our research and development personnel to provide quality control and new product solutions. Our close interaction with our customers has allowed us to develop and maintain strong customer relationships. In addition, we focus our sales efforts on those customers who value the quality of our products, service and technical support.

No single customer accounted for more than 7% of our total revenues in any period.

Revenues from outside the United States were approximately 54%, 53% and 50% of our total revenues in the year ended December 31, 2004, the combined year ended December 31, 2003 and the year ended December 31, 2002, respectively. Direct sales we make outside of the United States are generally priced in local currencies and can be subject to currency exchange fluctuations when reported in our financial statements, which are maintained in U.S. dollars in accordance with U.S. GAAP.

Manufacturing Facilities

Our manufacturing facilities are located in Belpre, Ohio, Wesseling, Germany, Berre, France, Kashima, Japan, Paulinia, Brazil and Pernis, The Netherlands. We own or lease our facilities (other than the Kashima facility, which is owned by a joint venture with JSR Corporation).

By the end of 2004, we completed turnarounds of the Wesseling facility and the Pernis facility as required by local regulations.

Belpre, Ohio, USA

Our Belpre, Ohio site is located on approximately 350 acres on the north bank of the Ohio River, with connections to barge, rail and truck shipping and receiving facilities. Belpre is our largest manufacturing facility with approximately 157 kT of annual nameplate capacity to which we are entitled. It has the largest dedicated SBC production capacity of any SBC facility in the world. The Belpre facility currently produces KRATON D and KRATON G products.

A portion of the HSBC capacity at Belpre is owned or leased from us by Infineum USA. Infineum is a joint venture between Shell Chemicals and ExxonMobil that makes products for the lubricating oil additives business. Under a facility sharing agreement that terminates in 2030, we operate Infineum’s share of the HSBC assets to manufacture a line of products for Infineum, and Infineum is entitled to a portion of the HSBC capacity at Belpre. Other than those assets owned by Infineum, we own the Belpre plant and the land on which it is located.

Substantially all key raw materials are supplied by Shell Chemicals to the Belpre site under the feedstock contracts described in “—Sources and Availability of Raw Materials.”

Wesseling, Germany

Our German manufacturing site is located on the premises of Basell, a joint venture between Shell Chemicals and BASF GmbH, at Wesseling, Germany. Wesseling is approximately 15 km south of Cologne and is located near the Rhine River. The site has direct access to major highways and extensive railway connections. Annual nameplate capacity is approximately 65 kT. Basell owns the land and buildings on the premises and leases them to us. We own the SBC production equipment in the manufacturing facility. The Wesseling facility currently produces KRATON D products. Basell provides us operating and site services, utilities, materials, and facilities under a long-term production agreement. See “—Shell Chemicals Operating Agreements.” Basell has the right to approve any expansion of our facility at Wesseling, although its consent may only be withheld if an expansion would be detrimental to the site.

Key raw materials are supplied by Shell Chemicals (or its affiliates) to the Wesseling site under the long-term feedstock contracts described in “—Sources and Availability of Raw Materials.”

Berre, France

Our Berre, France site is located 30 km from Marseille in southeastern France. The facility has direct access to sea, rail and road transport. The Berre site has an annual nameplate capacity of approximately 82 kT. We recently completed projects to expand KRATON D and KRATON G capacity. In 2003, we completed a turnaround of the facility as required by local regulations. The Berre site is leased to us by Shell Petrochimie Mediterranee, or SPM, on a shared site with several other occupants under a long-term lease due to expire in 2030. We own the SBC manufacturing facility and production equipment at Berre. At Berre, we currently produce KRATON D and KRATON G products. The facility is operated by SPM under an operating agreement, and they provide various site services, utilities and facilities to us under a long-term agreement. See “—Shell Chemicals Operating Agreements.”

Key raw materials are supplied by Shell Chemicals to the Berre site under the long-term feedstock contracts described in “—Sources and Availability of Raw Materials.”

Pernis, The Netherlands

Our Pernis site is located near Rotterdam in the southwest of The Netherlands, with access to deep-sea shipments and river barges as well as rail and road links. The plant currently has annual nameplate capacity of approximately 18 kT of KRATON D and approximately 10 kT of KRATON IR. The Pernis site is subleased to us by Shell Nederlands Chimie, or SNC, on a shared site with other occupants. See “—Shell Chemicals Operating Agreements.” SNC itself leases the property from the Rotterdam Harbor Authorities. We own the SBC manufacturing facility and production equipment at Pernis. The facility is operated by SNC under an operating agreement, and they provide various site services, utilities, and facilities to us under a long-term agreement.

Key raw materials are supplied by Shell Chemicals to the Pernis site under the long-term feedstock contracts described in “—Sources and Availability of Raw Materials.”

Paulinia, Brazil

Our Paulinia, Brazil site is located 120 km from the city of São Paulo and 20 km from the city of Campinas, with access to major highways. The facility currently has an annual nameplate capacity of approximately 26 kT of KRATON D. We own the plant at Paulinia as well as the land on which our plant sits. BASF owns the adjacent site and shares title to facilities that are common to the two companies such as the administration building, cafeteria and maintenance facilities.

Kashima, Japan

Our Kashima site is operated by a joint venture named Kraton JSR Elastomers K.K., or KJE, between us and JSR Corporation. The Kashima site is located northeast of Tokyo on the main island of Honshu at a JSR site that includes several synthetic rubber plants and butadiene and isoprene extraction units. This site is serviced by rail, barge and truck connections. Annual nameplate capacity is approximately 44 kT, of which we are entitled to 50% of the production pursuant to our joint venture agreement. The SBC manufacturing facility is leased to KJE.

The KJE plant currently produces KRATON D. JSR markets its portion under its own trademarks, and we market our portion under the KRATON brand name. We and JSR each have a right of first refusal on the transfer of the joint venture interests of the other.

Research and Development Facilities and Other Facilities

Our research and development activities are conducted in laboratories in Houston, Texas, Amsterdam, The Netherlands, and in Louvain-la-Neuve, Belgium. In addition, we own a laboratory in Tsukuba, Japan that provides technical services to our Japanese customers and a laboratory in Paulinia, Brazil that provides technical support to our South American customers.

The Westhollow facility in Houston, Texas includes a product development facility to support the research and development activities and provide samples for customer evaluations. We lease facilities from Shell Chemicals in the United States and Belgium, pursuant to leases which expire on February 28, 2011 and March 31, 2008, respectively. In late 2005, the research and development activities in The Netherlands, leased from Shell Chemicals through 2006, will be relocated to a new leased facility located near the current site in Amsterdam which the lease expires January 10, 2010, with a 2 year renewal option. In addition, Shell Chemicals and its operating affiliates provide certain site services, utilities, materials, and facilities to us at these sites.

Sources and Availability of Raw Materials

We use three primary raw materials, or monomers, in the manufacture of our products: styrene, butadiene and isoprene. These monomers together represented approximately 80% of our total raw material volume purchases and approximately 40% of our costs of goods sold in 2004. Other raw materials used in our production process include catalysts, solvents, stabilizers and various process control chemicals. We experienced significantly higher raw material feedstock prices in 2003, and prices have increased further throughout 2004 to near record levels. Prices for these key raw materials have been volatile in recent periods and increased between 30% and 70% during 2004. In 2004, our raw material feedstock costs increased with crude oil prices, which have increased from $32.52 per barrel at December 31, 2003 to $43.45 per barrel at December 31, 2004. Our 2004 financial performance was affected by the prevailing raw material feedstock pricing environment.

Styrene

Styrene is widely available on the global petrochemical market with approximately 10 producers located in North America and 10 producers located in Europe. The top four producers worldwide, the Dow Chemical Company, Shell Chemicals, BASF and Lyondell Chemical Company, account for approximately one-third of global capacity. Prices for styrene are volatile. Styrene prices are primarily driven by worldwide supply and demand, the cost of ethylene and benzene and are also influenced by prevailing crude oil and natural gas prices. Market prices for styrene rose in late 2002, and reached near historical highs at the beginning of 2003. Market prices for styrene continued to increase in 2004. The significant price increase has been associated with increasing oil and benzene prices.

We source all of our styrene requirements in the United States from Shell Chemicals. The contract covering the United States expires December 31, 2005, but is renewed automatically unless terminated with twelve months prior written notice by either party. We source our styrene requirements in Europe pursuant to contracts with Shell Chemicals and BASF. The Shell Chemicals contracts covering The Netherlands, France and Germany expire February 28, 2006, but are renewed automatically unless terminated with twelve months prior written notice by either party. The BASF contract expires on December 31, 2005, but automatically renews for an additional annual term unless terminated with 6 months prior written notice by either party. As of March 15, 2005, none of Shell Chemicals, BASF and KRATON had provided notice of termination. However, we are currently discussing terms for new long-term supply contracts for these styrene requirements with Shell Chemicals, BASF and alternate suppliers. We cannot give assurances that we will obtain new long-term supply agreements, or on what terms any such agreements might be. In Brazil, we source most of our styrene requirements pursuant to a contract with Innova that expires on December 31, 2006. In Kashima, Japan, styrene is sourced from the nearby Mitsubishi Chemical Company facility.

For our agreement covering our manufacturing facility in the United States, the price we must pay for styrene varies with the published prices of styrene, benzene and ethylene. The price we pay for styrene under our agreement covering The Netherlands, France and Germany varies to reflect the published price for styrene even though our purchase price is subject to certain minimums and maximums that vary with other factors.

Butadiene

Butadiene is widely available on the global petrochemical market with approximately 8 producers in North America and 12 producers in Western Europe. Prices for butadiene are also volatile with prices reflecting worldwide supply and demand and prevailing crude oil and ethylene prices. Throughout 2001, and during the beginning of 2002, prices for butadiene declined from 2000 levels primarily due to declining energy prices, supported by butadiene supply exceeding demand given the manufacturing recession. Market prices for butadiene increased in the latter part of 2002 and early 2003 due to increased energy prices and tight supply conditions. We saw a slight decline in mid 2003, with flat pricing through the first quarter of 2004. However, beginning in the second quarter of 2004 and continuing throughout the remainder of 2004, we experienced increasing market prices for butadiene.

We source our butadiene requirements in the United States and Europe pursuant to contracts with Shell Chemicals. The contract covering the United States expires December 31, 2005, but is renewed automatically unless terminated with twelve months prior written notice by either party. Although Shell Chemicals has not provided notice of termination, we are currently discussing terms for new long-term supply contracts for our butadiene requirements with Shell Chemicals and alternate suppliers. We cannot give assurances that we will obtain new long-term supply agreements, or that the terms of any such agreements will be favorable to us. The contract covering France expires December 31, 2007, but is renewed automatically unless terminated with twenty-four months prior written notice by either party. The contract covering Germany expires December 31, 2040, but is renewed automatically unless terminated with sixty months prior written notice by either party. In Brazil, butadiene is obtained from a local third party source. In Japan, butadiene is sourced by pipeline from adjacent JSR extraction units on a commercial supply basis.

For our supply agreement covering our manufacturing facility in the United States, the price we pay for butadiene is scheduled and varies based on the published prices for butadiene. The price we pay for butadiene under our agreement covering France and Germany varies based on the published price for butadiene, the amount of butadiene purchased during the preceding calendar year and, in certain circumstances, the prices of naphtha.

During the first quarter of 2005, we experienced interruption in the supply of butadiene at both our Belpre, Ohio and Berre, France facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Supply Disruption Issues.”

Isoprene

Isoprene is primarily produced and consumed captively for the production of isoprene rubber, which is primarily used in the manufacture of rubber tires. As a result, there is limited non-captive isoprene produced in the market in which we operate and the market for isoprene is thin and prices are volatile. Our prices are generally affected by prices for crude oil and natural gas as well as prevailing supply and demand. Market prices for isoprene rose during the fourth quarter of 2003 and continued to rise throughout 2004 and the first quarter of 2005. A significant factor contributing to higher prices in the first quarter of 2005 is the extreme tightness in the market caused by operational problems of some key producers.

We source the majority of our isoprene requirements in the United States and Europe pursuant to contracts with Shell Chemicals. Each contract expires December 31, 2009, but is renewed automatically unless terminated with twelve to twenty-four months prior written notice by either party. We also purchase some additional supplies of isoprene from various suppliers at prevailing market prices. In Brazil, isoprene is obtained from Braskem. In Kashima, Japan, isoprene is sourced by pipeline from adjacent JSR extraction units on a commercial supply basis.

Because of the terms of our contract with Shell Chemicals, we benefited from fixed prices for isoprene in portions of 2002 and early 2003, although we are now experiencing higher prices. We are entering into and are currently operating under the terms of new amendments to our isoprene agreements with Shell Chemicals, which provide a market-based price component as well as a formula component for determining our net transaction price.

While we have historically had adequate supplies of isoprene, beginning in the third quarter of 2004 and continuing through the first quarter of 2005, we have experienced significant limits to our supply of isoprene due to operational problems at some key producers. However, we believe our contractual arrangements with Shell Chemicals (and its affiliates) and other third party suppliers of isoprene will generally provide adequate future supplies of isoprene at competitive, market based prices.

Management believes our contractual arrangements with Shell Chemicals (and its affiliates) and other third party suppliers of styrene and butadiene, described above, provide an adequate supply of raw materials at competitive, market-based prices without limiting the flexibility to purchase raw materials from other suppliers, if needed or appropriate. We can provide no assurances that Shell Chemicals will not terminate these contracts at the expiration of their current terms or that we will be able to obtain substitute arrangements on comparable terms.

Competition

The SBC industry is highly competitive. We face significant competition from major international producers, as well as smaller regional competitors. We believe we are the only SBC producer with manufacturing presence on four continents and are not aware of any single company that competes with us in all of our product lines and end-use markets.

We believe that any competitors seeking to enter our markets face substantial barriers to entry, particularly in the HSBC business. These barriers include: (1) significant capital required to construct a manufacturing facility; (2) the knowledge and expertise to operate the necessary manufacturing facilities; (3) the development of value-added products; and (4) customer relationships and knowledge of customer qualifications, processes and formulations.

Product Substitution

Within the end-use markets in which we compete, competition between SBC products and non-SBC products is intense. There is a broad range of alternative products within each end-use market, as well as within the market segments inside each end-use. In our CAPH end-use market, SBC products compete with other polymers and other products, including PVC polymers and compounds, ethylene propylene diene monomers, or EPDM, thermoplastic vulcanizates and natural rubber. Metallocene polypropylene is also an emerging threat in our CAPH markets. In the P&P end-use market, competing polymers include PVC, thermoplastic vulcanizates, polypropylene, polycarbonate, PET and nylon, and competition is based on performance and total finished product cost. In the adhesives and sealants end-use market, the primary non-SBC products alternatives include acrylic polymers, silicones and solvent-based natural rubber systems. Our customers have broad capabilities to use these alternative raw materials to achieve the desired key properties. In the asphalt modification end-use markets, the primary product substitute for roofing is atactic polypropylene, whereas for road surfaces it is styrene butadiene rubber, or SBR, and ethylene vinyl acetate, or EVA. Customers also have a choice to use unmodified asphalts. In the footwear end-use market, the primary non-SBC products against which we compete are leather, PVC, various synthetic and natural rubbers and polyurethane materials.

USBCs

USBCs are produced by approximately 20 suppliers worldwide. Our most significant competitors with respect to USBCs include Polimeri Europa, Dynasol Elastomeros, Total Petrochemicals, Dexco Polymers L.P., Chi Mei Corporation, Taiwan Synthetic Rubber Corporation, Lee Chang Yung, Nippon Zeon Company, Ltd. and Sinopec.

HSBCs

Our most significant competitors with respect to HSBCs are Asahi Chemical Industry Company, Ltd., Kuraray Company, Ltd., Dynasol, Polimeri Europa and Taiwan Synthetic Rubber Corporation.

Shell Chemicals Operating Agreements.

Leases of Manufacturing and Research Facilities

The land associated with our manufacturing facility in Berre, France is leased to us by a Shell Chemicals affiliate. The lease grants to us full use of 36,438 square meters of land and provides for a term of 30 years, beginning from January 1, 2000. The manufacturing facility and production equipment located within the buildings are owned by us and not subject to this lease.

The land associated with our manufacturing facility in Pernis, The Netherlands is leased to us by Shell Nederlands Chemie under the terms of a sublease. Shell Chemicals leases the land at the Pernis site from the municipality of Rotterdam. The term of the sublease expires on June 30, 2024, with an option for us to renew for a further period until June 30, 2044. The manufacturing facility and production equipment located within the buildings are owned by us and not subject to this lease.

The land and the buildings associated with our manufacturing facility in Wesseling, Germany are leased to us by Basell, a joint venture between Shell Chemicals and BASF GmbH pursuant to a business lease agreement. The terms of the lease grant to us use of the buildings, office space and storage space that make up the manufacturing facility at the Wesseling site. All leased property is required to be used in connection with our elastomers business. The lease is for a term of 30 years, beginning from March 31, 2000, and is extended automatically for a successive period of 10 years unless terminated upon one-year’s written notice by either party. The production equipment located within the buildings is owned by us and not subject to this lease.

Shell Chemicals leases to us, and provide services at, the research and development sites in Louvain-La-Neuve, Belgium (the lease for which expires in 2008) and in Amsterdam, The Netherlands (the lease for which expires in 2006). In Amsterdam, The Netherlands, we have provided written notice to Shell Chemicals, in accordance with the lease agreement, to not exercise the renewal option of the lease during 2005. In late 2005, our research and development activities in The Netherlands will be relocated to a new leased facility (through 2010) that is not owned by Shell Chemicals and is located near the current site in Amsterdam, The Netherlands. We lease from Shell Chemicals space in Shell Chemicals’ Westhollow Technology Center in Houston, Texas. This lease terminates in 2011.

We also lease our corporate headquarters in Houston, Texas. This lease terminates in June 2006.

Operating Agreements

Shell Chemicals, or their affiliates, also operate our manufacturing facilities located in Berre, France and Pernis, The Netherlands. These facilities are situated on major Shell Chemicals petrochemical sites at which other third party tenants also own facilities. Shell Chemicals charges us fees based on certain costs incurred in connection with operating and maintaining these facilities, including the direct and indirect costs of employees and subcontractors, reasonable insurance costs, certain taxes imposed on them (other than income taxes) and, in the case of the facility in The Netherlands, depreciation and capital charges on certain assets. Pursuant to the agreements, Shell Chemicals employs and provides all staff other than certain plant managers and assistant plant managers and technical personnel whom we may appoint. Each agreement has an initial term of 20 years, and thereafter will automatically renew indefinitely for consecutive 5-year periods. Either party may terminate either agreement under various circumstances, including if such party ceases its operations at the applicable facility and provides 18 months prior written notice, or if any of the services, utilities, materials and facilities agreements has been terminated and the terminating party provides notice as required by such agreement.

Pursuant to an agreement dated March 31, 2000, Basell, Shell Chemicals’ joint venture with BASF GmbH, operates, as well as provides certain services, materials and utilities required to operate, the manufacturing facility in Wesseling, Germany. We pay Basell a monthly fee, as well as costs incurred by Basell in providing the various services, even if the facility fails to produce any output (whether or not due to events within Basell’s control), or we reject some or all output. This agreement has an initial term of 40 years and will automatically renew subject to 5 years prior written notice of non-renewal. This agreement will terminate at any earlier date as of which the facility can no longer operate in a safe and efficient manner.

Site Services, Utilities, Materials and Facilities Agreements with Shell Chemicals

Shell Chemicals, through local operating affiliates, provides various site services, utilities, materials and facilities at the manufacturing facilities they operate and maintain for us in Berre, France and Pernis, The Netherlands as well as at our research and development facilities in Amsterdam, The Netherlands, Louvain-la-Neuve, Belgium and Houston, Texas. Generally these services, utilities, materials and facilities are provided by Shell Chemicals at our manufacturing facilities on either a long-term basis, short-term basis or a sole-supplier basis. Items provided on a sole-supplier basis may not be terminated except upon termination of the applicable agreement in its entirety. Items provided on a long-term or short-term basis may be terminated individually under certain circumstances.

Information Systems

We utilize enterprise resource planning software at each of our facilities worldwide. In addition, we have in place a quality assurance system, a bar code based material management system and an integrated manufacturing system. We also have an outsourcing arrangement with an information technology consulting and solutions company to provide the required applications support. We believe our current information technology environment is stable.

Patents, Trademarks and Other Intellectual Property Rights

We rely on a variety of intellectual property rights in the conduct of our business, including patents, trademarks and trade secrets. As of March 1, 2005, our portfolio includes approximately 1,470 granted and 525 pending patent applications in the U.S. and in foreign countries. A significant number of patents in our patent portfolio were acquired from Shell Chemicals. Pursuant to our agreements with Shell Chemicals relating to our ownership of these patents, Shell Chemicals retained for itself fully-transferable and exclusive licenses to their use outside of the elastomers business, as well as fully-transferable, non-exclusive licenses within the field of elastomers for certain limited uses in non-competing activities. Shell Chemicals is permitted to sublicense these rights. Shell Chemicals also retains the right to enforce these patents outside the elastomers field and recover any damages resulting from these actions.

We are active in adding to our patent portfolio. Since 2002, we have filed 71 new patent applications.

As a general matter, our trade names are protected by trademark laws. Our SBC products are marketed under the trademark “KRATON,” which is registered in the U.S. and in many other countries.

In our approximately 35 years in the SBC business, we have accumulated a substantial amount of technical and business know-how. That know-how includes (1) product development, design and formulation; (2) information relating to the applications in which our products are used; (3) process and manufacturing technology, including the process and design information used in the operation, maintenance and de-bottlenecking of our manufacturing facilities; and (4) the technical service that we provide to our customers. Extensive discussions are held with customers and potential customers to define their market needs and product application opportunities. Where necessary, we have protected our know-how as trade secrets through non-analysis, secrecy and related agreements.

Employees

We had approximately 850 employees and 50 independent contractors at December 31, 2004. During September of 2004, we initiated a cost reduction program for a workforce reduction of approximately 40 employees and independent contractors through the end of 2004. In addition, approximately 230 Shell Chemicals or Basell manufacturing employees operate our manufacturing facilities and provide maintenance services in Europe under various operating and services arrangements with Shell Chemicals and its affiliates, or Basell. See “—Shell Chemicals Operating Agreements.” None of our employees in the United States are subject to collective bargaining agreements. In Europe, Brazil and Japan, a significant number of our employees are in arrangements similar to collective bargaining arrangements. We believe our relationships with our employees are good.

Environmental Regulation

Our operations in the United States and abroad are subject to a wide range of environmental laws and regulations at both the national and local levels. These laws and regulations govern, among other things, air emissions, wastewater discharges, solid and hazardous waste management, site remediation programs and chemical use and management.

Pursuant to these laws and regulations, our facilities are required to obtain and comply with a wide variety of environmental permits for different aspects of their operations. Generally, many of these environmental laws and regulations are becoming increasingly stringent, and the cost of compliance with these various requirements can be expected to increase over time.

Management believes that we are in material compliance with all current environmental laws and regulations. We estimate that any expenses incurred in maintaining compliance with these requirements will not materially affect our results of operations or cause us to exceed our level of anticipated capital expenditures. However, we cannot give assurances that regulatory requirements or permit conditions will not change, and we cannot predict the aggregate costs of additional measures that may be required to maintain compliance as a result of such changes or expenses.

Materials, such as styrene, butadiene and isoprene, which are used in the manufacture of our products, can represent potentially significant health and safety concerns. Health and safety management programs are in place to help assure compliance with applicable regulatory requirements and with internal policies and procedures, as appropriate. Each facility has developed and implemented specific critical occupational health, safety, environmental and loss control programs. Our products are also used in a variety of end-uses that have specific regulatory requirements such as those relating to products used in food contact or medical end-uses.

Environmental laws and regulations in various jurisdictions also establish programs and, in some instances, obligations to cleanup contamination from current or historic operations. Under some circumstances, the current owner or operator of a site can be held responsible for remediation of past contamination regardless of fault and regardless of whether the activity was legal at the time that it occurred. Evaluating and estimating the potential liability related to site remediation projects is a difficult undertaking, and several of our facilities have been affected by contamination from historic operations.

The Belpre, Ohio facility is the subject of a site investigation and remediation program administered by the Environmental Protection Agency pursuant to the Resource Conservation and Recovery Act. In March 1997, Shell Chemicals entered into a Consent Order to investigate and remediate areas of contamination on and adjacent to the site. In March 2003, we joined Shell Chemicals in signing a further Consent Order that requires further remediation and assessment of various areas of contamination and continued use of a groundwater-monitoring system. Shell Chemicals continues to take the lead in this program, has posted financial assurance of $5.2 million for the work required under the Consent Order and has also indemnified us for the work required under this program, subject to certain time limitations. In turn, we have agreed with Shell Chemicals that we will, for a fee, provide certain services related to the groundwater-monitoring program.

Our Brazilian facility has also been affected by prior Shell Chemical operations. A Shell Chemicals pesticide manufacturing operation previously was located on a tract of land adjacent to our Brazilian facility. In addition, areas of our facility were used by Shell Chemicals as part of its crop protection business. Shell Chemicals has retained responsibility for remediating a former manufacturing facility located on our site and has also indemnified us for a number of the identified waste management areas used in prior operations, subject to certain time limitations. We have agreed to provide certain services to Shell Chemicals, for a fee, including the operation and maintenance of the groundwater system that Shell Chemicals is required to maintain on the adjacent tract of land to address groundwater contamination on that site and the monitoring of a closed hazardous waste landfill located on our facility.

In the context of the separation in 2001, Shell Chemicals agreed to indemnify us for specific categories of environmental claims brought with respect to matters occurring before our separation from Shell Chemicals in

February 2001. However, the indemnity from Shell Chemicals is subject to dollar and time limitations. Coverage under the indemnity also varies depending upon the nature of the environmental claim, the location giving rise to the claim and the manner in which the claim is triggered. Hence, if claims arise in the future related to past operations, we cannot give assurances that those claims will be covered by the Shell Chemicals’ indemnity and also cannot be certain that any amounts recoverable will be sufficient to satisfy claims against us.

In addition, we may in the future be subject to claims that arise solely from events or circumstances occurring after February 2001 that would not, in any event, be covered by the Shell Chemicals’ indemnity. While we recognize that we may, in the future, be held liable with respect for remediation activities beyond those identified to date, at present we are not aware of any circumstances that are reasonably expected to give rise to remediation claims that would have a material adverse effect on our results of operations or cause us to exceed our projected level of anticipated capital expenditures.

Insurance

We have customary levels of insurance for a company of our size in our industry. Our insurance policies are subject to customary deductibles and limits.

Seasonality

Sales of KRATON products sold into the asphalt modification end-use market are affected by seasonal changes and are approximately 50% higher during the second and third quarters because winter weather conditions reduce road and roofing construction in the first and fourth quarters. As a result, we tend to have higher inventory levels in the first and fourth quarters. Other than this seasonal trend, our overall results of operations tend to show relatively little effect of seasonality.

Properties

Our principal executive offices are located at 700 Milam Street, 13th Floor, North Tower, Houston, Texas 77002.

We believe that our properties and equipment are in good operating condition and are adequate for our present needs.

The following table sets forth our principal facilities:

Location	Acres	Approximated Square Footage	Use	Owned / Leased
Belpre, Ohio, USA	350	3,600,000	Manufacturing	Owned(1)
Wesseling, Germany	8.1	354,000	Manufacturing	Leased(2)
Berre, France	9.0	392,000	Manufacturing	Owned(3)
Pernis, The Netherlands	3.4	146,000	Manufacturing	Owned(3)
Paulinia, Brazil	179	2,220,000	Manufacturing	Owned
Kashima, Japan	11.6	395,000	Manufacturing	Owned(4)
Houston, Texas, USA	N/A	46,615	R&D	Leased(5)
Amsterdam, The Netherlands	N/A	32,015	R&D	Leased(5)
Louvain-la-Neuve, Belgium	N/A	12,875	R&D	Leased(5)
Tsukuba, Japan	4.5	23,327	R&D	Owned

(1)	A portion of the HSBC capacity at the Belpre facility is owned by Infineum USA, a joint venture between Shell Chemicals and ExxonMobil.
(2)	We lease the land and the manufacturing facility, but own the production equipment.
(3)	We lease the land, but own the manufacturing facility and production equipment.
(4)	The Japanese facility is owned by our 50%-50% joint venture with JSR Corporation (“JSR”).
(5)	We lease the facility, but own the equipment.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING

OR FINANCIAL DISCLOSURE

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

Our principal market risk relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce our net income or our net assets. Our variable rate debt consists of borrowings under the senior secured credit facility. The interest rates are a function of the bank prime rate or LIBOR. A 1% point change in the base interest rate would result in approximately $2.6 million change in income before taxes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of individuals who currently serve as our directors and executive officers as of March 31, 2005. See “Certain Relationships and Related Party Transactions.” Each of our directors will hold office until the next annual meeting of our members or until his or her successor has been elected.

Name	Age	Position
William Price	48	Director
Richard Boyce	50	Director
Kelvin Davis	41	Director
Michael MacDougall	34	Director
Timothy Walsh	41	Director
John Breckenridge	43	Director
Richard A. Aube	36	Director
Stephan Oppenheimer	37	Director
Steven J. Demetriou	46	Director
James R. Ball	62	Director
George B. Gregory	42	Director, Chief Executive Officer and President
Dave M. Davis	38	Vice President, Chief Financial Officer
Roger P. Morgan	52	Vice President, Europe/Africa/Asia Pacific
Richard A. Ott	50	Vice President, Global Human Resources and Communications
Robert A. Newman	57	Vice President, Technology
David A. Bradley	34	Vice President, Operations
Joseph J. Waiter	53	Vice President, General Counsel and Secretary
Eli Ben-Shoshan	35	Vice President, Business Development

William Price. Mr. Price is a founding partner of TPG. Prior to the formation of TPG in 1992, Mr. Price was Vice President of Strategic Planning and Business Development for GE Capital, reporting to the Chairman. In this capacity, Mr. Price was responsible for acquiring new businesses and determining business and acquisition strategies for existing businesses. From 1985 to 1991, Mr. Price was employed by the management consulting firm of Bain & Company, attaining officer status and acting as co-head of the Financial Services Practice. Prior to 1985, Mr. Price was employed as an associate specializing in corporate securities transactions with the law firm of Gibson, Dunn & Crutcher. Mr. Price is a member of the California Bar and graduated with honors from the Boalt Hall School of Law at the University of California, Berkeley. He is a Phi Beta Kappa graduate of Stanford University. Mr. Price serves on the Boards of Directors of Bally International AG, Belden & Blake Corp., Continental Airlines, Inc., Del Monte Foods Company, Denbury Resources, Inc., DoveBid, Inc., Findexa AS, Gemplus International, S.A., PETCO Animal Supplies, Inc. and the American Center for Wine, Food & the Arts.

Richard Boyce. Mr. Boyce has been a partner in TPG’s Operating Group since 1997. Between 1997 and 1999, Mr. Boyce served as the Chief Executive Officer of clothing retailer, J. Crew Group, Inc., while also providing operating oversight to the remainder of the TPG portfolio. Prior to joining TPG in 1997, Mr. Boyce was employed by PepsiCo from 1992 to 1997, most recently as Senior Vice President of Operations for Pepsi-Cola, North America. Prior roles included Chief Financial Officer, General Manager of the Canadian Business Unit and Senior Vice President of Worldwide Strategic Planning for PepsiCo. Mr. Boyce was previously a partner at the management consulting firm of Bain & Company, and worked in sales at Union Carbide prior to business school. Mr. Boyce received a B.S.E., with honors, from Princeton University and received his M.B.A. from Stanford Business School. He serves on the Boards of Directors of Burger King Corporation, J. Crew Group, Inc., ON Semiconductor Corporation and Spirit Group Holdings plc.

Kelvin Davis. Mr. Davis is a partner of TPG. Prior to joining TPG in 2000, Mr. Davis was President and Chief Operating Officer of Colony Capital, Inc., a private international real estate-related investment firm. Prior to the formation of Colony, Mr. Davis was a principal of RMB Realty, Inc., the real estate investment vehicle of Robert M. Bass. Prior to his affiliation with RMB Realty, Inc., he worked at Goldman, Sachs & Co. in New York and with Trammell Crow Company in Dallas and Los Angeles. Mr. Davis earned a B.A. in Economics from Stanford University and an M.B.A. from Harvard Business School, where he was a Baker Scholar, a John L. Loeb Fellow and a Wolfe Award recipient. Mr. Davis is on the Board of Directors of Texas Genco LLC, is Chairman of Los Angeles Team Mentoring, Inc., a charitable mentoring organization and is on the Board of Overseers of the Huntington Library, Art Collections, and Botanical Gardens.

Michael MacDougall. Mr. MacDougall is a principal of TPG. Prior to joining TPG in 2002, Mr. MacDougall was a Vice President in the Principal Investment Area of Goldman, Sachs & Co. beginning in 1999, where he focused on merchant banking investments. From 1997 to 1999, Mr. MacDougall was an associate in the Investment Banking Division of Goldman, Sachs & Co., specializing in leveraged acquisitions. Mr. MacDougall currently serves on the Board of Directors of Texas Genco LLC. Mr. MacDougall received his M.B.A., with distinction, from Harvard Business School. Prior to attending business school, Mr. MacDougall was an assistant brand manager in the Paper Division of Procter & Gamble. Mr. MacDougall received his B.B.A., with highest honors, from The University of Texas at Austin.

Timothy Walsh. Mr. Walsh has been a Partner of JPMP since 1993. From 1993 to 1999, Mr. Walsh held various positions with JPMP in Europe and North America. Prior to 1993, he was a Vice President of J.P. Morgan Chase & Co. (formerly The Chase Manhattan Corporation). Mr. Walsh is also a director of Better Minerals & Aggregates Company, Klockner Pentaplast S.A., Metokote Corporation, Pliant Corporation and PQ Corporation.

John Breckenridge. Mr. Breckenridge is a partner in the New York office of JPMP. He has more than eighteen years of operating experience in electronics, industrial and service sectors in the United States and Japan. Before joining JPMP in 2001, Mr. Breckenridge spent seven years with Invensys Plc, most recently as Chief Operating Officer of Densei-Lambda KK, a publicly traded Japanese electronics manufacturer controlled by Invensys. Previously, he was Vice President and General Manager of several other Invensys’ divisions and Vice President of Sales and Marketing at an Invensys subsidiary in Texas. Earlier in his career, he was Vice President and General Manager of a U.S. subsidiary of Strafor-Facom SA and held engineering and technical sales positions at ATT Technology Systems (now Lucent). Mr. Breckenridge has been Chairman of Rhythm Corporation and is currently Chairman of Brand Services and Noble Power LLC. He has a B.S. in Mechanical Engineering from the University of Vermont.

Richard A. Aube. Mr. Aube is a Principal of JPMP. Prior to joining JPMP in 2000, Mr. Aube was a Partner of the Beacon Group for 7 years. Prior to that, Mr. Aube worked as an investment banker in the Natural Resources Group at Morgan Stanley & Co, Incorporated. He is currently a member of the Investment Committee of Lime Rock Partners and a Director of the Bill Barrett Corporation, Latigo Petroleum and PQ Corporation.

Stephan Oppenheimer. Mr. Oppenheimer is a Principal of JPMP. Prior to joining JPMP in 1997, Mr. Oppenheimer worked in the Acquisition Finance Group at Chase Securities, and prior to that as a systems consultant with American Management Systems. He currently serves as a Director of AMC Entertainment, Inc. and Lightship Telecom.

Steven J. Demetriou. Mr. Demetriou is currently employed by Commonwealth Industries, Inc., a leading manufacturer of aluminum sheet, most recently as the Chief Executive Officer and President. Mr. Demetriou was previously the Chief Executive Officer and President of Noveon, a leading global producer of advanced specialty chemicals for a broad range of consumer and industrial applications, since 2001. Mr. Demetriou was also previously the Executive Vice President of IMC Global Inc. and President of IMC Crop Nutrients from 1999 to 2001. Mr. Demetriou also served in a number of leadership positions with Cytec Industries Inc. from 1997 to 1999. From 1981 to 1997, he held various positions with Exxon Corporation.

James R. Ball. Mr. Ball is a private investor. Mr. Ball retired as the Chief Executive Officer of Vista Chemical Company in 1995, after 25 years of service. Mr. Ball currently serves on the Board of Directors of Quanta Services, Inc. and the ABS Group.

George B. Gregory. On April 1, 2004, Mr. Gregory was named as a director of our Board of Directors and subsequently on July 1, 2004, our Board of Directors appointed Mr. Gregory as Chief Executive Officer and President. Mr. Gregory succeeds Stephen M. Wood, who resigned from the role of Chief Executive Officer and director of our Board of Directors. From 1998 to 2004, Mr. Gregory was employed by global polyester producer KoSA, B.V., most recently as the Chief Executive Officer and President. Prior roles with KoSA, B.V. included Chief Operating Officer. From 1995 to 1998, Mr. Gregory held various positions with Koch Industries, Inc. including Executive Vice President of Koch Chemicals. Prior to 1995, he was employed by the strategy consulting firm of Monitor Company and by DuPont as a chemist. Mr. Gregory received his B.A. degree in Chemistry (Phi Beta Kappa) from Harvard College and his M.B.A. from Harvard Business School.

Dave M. Davis. Mr. Davis was appointed Chief Financial Officer effective November 22, 2004. From 2002 to 2004, Mr. Davis was employed by US Airways Group, most recently as the Executive Vice President, Finance and Chief Financial Officer. Prior roles with US Airways Group include Senior Vice President, Finance and Vice President, Finance Planning and Analysis. Prior roles have included Vice President, Finance Planning and Analysis with Budget Group, Inc. and Director of Finance—Customer Service Group with Delta Air Line, Inc.

Roger P. Morgan. Mr. Morgan is the Vice President of Europe/Africa/Asia Pacific. Mr. Morgan was the Global Director KRATON D and Vice President of Europe/Africa/Middle East from 1998 to September 2004. He was President of ESRA (the European Synthetic Rubber Association) and IISRP from 2001-2004. At Shell Chemicals, he was Global Director KRATON D/Business Manager of Europe from 1996 to 2000. He joined Shell in 1978, where he worked in a variety of management capacities.

Richard A. Ott. Mr. Ott is the Vice President of Global Human Resources and Communications. Mr. Ott was the Vice President of Operations and Human Resources from June of 2000 to September 2004. From 1998 to 2002, he also served as the Site Manager for the Belpre plant. Mr. Ott started with Shell in 1976, where he held various positions in operations and business strategy.

Robert A. Newman. Mr. Newman has been the Vice President of Technology since 1998. At Shell Chemicals, he served as Technology Manager for the elastomers business in the U.S. from 1990 to 1996, and globally since January 1998. He joined Shell in 1969 and held research and development assignments at Shell and Shell Chemicals.

David A. Bradley. Mr. Bradley is the Vice President of Operations since September 2004. On April 1, 2004, we hired David A. Bradley as Vice President of Business Transformation. Prior to joining us, he served as the Lexan Manufacturing Manager at GE Plastics Mount Vernon, Indiana site. From 1994 to 2004 Mr. Bradley served in a variety of leadership positions for GE Plastics, which included roles in business process development and Six Sigma. He holds a BS degree in Chemical Engineering from the University of Louisville.

Joseph J. Waiter. Mr. Waiter joined us in February 2002 and is our Vice President, General Counsel and Secretary. Prior to joining us, he served as Deputy General Counsel at Crompton Corporation, and was Acting General Counsel of Witco Corporation at the time of Witco’s merger with Crompton in 1999. Mr. Waiter also held a variety of senior legal positions for companies in the chemicals industry from 1980 to 1992.

Eli Ben-Shoshan. Mr. Ben-Shoshan was appointed Vice President of Business Development on March 2, 2005. Prior to joining KRATON, Mr. Ben-Shoshan served in a number of capacities for Chem Connect/CheMatch including business development and auction operations management roles from 2000 to 2005. Prior to joining Chem Connect/CheMatch, Mr. Ben-Shoshan was Director of Business Development at KoSa where he was responsible for the evaluation of acquisition and capital spending opportunities from 1998 to 2000. From 1996 to 1998, he was Director of Business Development for Koch Chemical Company / Koch

Capital Services. From 1990 to 1994, he was employed by Monitor Company, a global strategy consulting firm. Mr. Ben-Shoshan holds a B.S. degree in Physics and a B.A. degree in Quantitative Economics from Stanford University and an M.B.A. from the Graduate School of Business at Stanford University.

Board of Directors

Our Board of Directors, or the Board, currently has 11 members. Directors serve until his or her successor has been appointed by the Board. Directors may be removed at any time, with or without cause, by the Board. The Board currently has one standing committee: an Audit Committee.

Audit Committee

The Audit Committee is a standing committee of the Board of Directors. The primary purposes of the Committee is to assist the Board of Directors in fulfilling its oversight responsibility relating to (1) the integrity of our financial statements and financial reporting process and our systems of internal accounting and financial controls; (2) the performance of the internal audit services function; (3) the annual independent audit of our financial statements, the engagement of the independent auditors and the evaluation of the independent auditors’ qualifications, independence and performance; and (4) the compliance by us with legal and regulatory requirements, including our disclosure controls and procedures. The Committee also reviews our critical accounting policies, our annual and quarterly reports on Form 10-K and Form 10-Q, and our earnings releases before they are published. The Committee has sole authority to engage, evaluate and replace the independent auditor. The Committee also has the authority to retain special legal, accounting and other consultants it deems necessary in the performance of its duties. The Committee meets regularly with our management, independent auditors and internal auditors to discuss our internal controls and financial reporting process and also meets regularly with the independent auditors and internal auditors in private.

The current members of the Audit Committee are Messrs. Ball (chairman), Oppenheimer, Breckenridge and MacDougall. Since we are not a publicly traded company, on a listed exchange, the Board of Directors has not designated a member of the audit committee as an “audit committee financial expert” who is independent under the applicable rules of the Securities and Exchange Commission.

Directors who are employees or representatives of TPG or JPMP do not receive any compensation for their services. On December 1, 2004, Mr. Demetriou and Mr. Ball were appointed to KRATON’s Board. Mr. Demetriou and Mr. Ball each will receive an annual director fee of $25,000, payable quarterly. In addition, they were granted on December 1, 2004, and will be granted on each December 1 thereafter while a director of KRATON, 25,000 options to purchase Membership Units of KRATON Management LLC, with an exercise price equal to the fair value of Chemical Holdings Membership Units on the grant date. KRATON Management LLC holds equity interests in Chemical Holdings, the owner of 100% of our equity interests. These options will vest 50% per year on each of the first two anniversaries of the grant date while a director. In addition, Mr. Demetriou and Mr. Ball invested $150,000 and $100,000, respectively, in us through an investment in KRATON Management LLC Membership Units. Mr. Ball will serve as the Chairman of the Audit Committee for calendar year 2005, and will receive an additional annual fee of $8,000 for these services.

EMPLOYMENT AGREEMENTS AND OTHER COMPENSATION ARRANGEMENTS

The following table sets forth compensation for our Chief Executive Officer, our four named executive officers, our former Chief Executive Officer and our former Chief Financial Officer for fiscal 2002, 2003, and 2004:

Summary Compensation Table

Name and Principal Position	Annual Compensation				Long-term Compensation			All Other Compensation ($)(4)(5)(6)(7)(8)
					Awards		Payouts
	Fiscal Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation	Restricted Stock Award(s) (2)	Securities Underlying Options/ SARs (3)	LTIP Payouts ($)
George B. Gregory Chief Executive Officer	2004 2003 2002	225,000 — —	300,000 — —	— — —	875,000 — —	3,375,000 — —	— — —	— — —

Stephen M. Wood Chief Executive Officer	2004 2003 2002	225,173 416,500 391,500	— 69,700 413,900	— — —	— — —	— — —	— — —	2,005,487 84,840 29,660

Gary M. Spitz Vice President, Finance and Chief Financial Officer	2004 2003 2002	270,327 296,000 284,000	— 27,400 199,500	— — —	— — —	— — —	— — —	539,786 12,713 —

Roger P. Morgan Vice President, Europe, Africa and Middle East	2004 2003 2002	235,230 191,683 167,730	— 64,213 73,495	— — —	— — —	250,000 — —	— — —	12,347 53,506 35,009

Robert A. Newman Vice President, Technology	2004 2003 2002	217,625 207,750 197,125	— 67,400 88,600	— — —	— — —	1,350,000 — —	— — —	23,503 29,635 22,883

Richard A. Ott Vice President, Global Human Resources and Communications	2004 2003 2002	217,125 205,313 191,500	— 67,200 94,500	— — —	— — —	1,350,000 — —	— — —	23,433 29,981 22,650

Joseph J. Waiter Vice President, General Counsel and Secretary	2004 2003 2002	193,437 186,562 165,000	— 60,900 66,600	— — —	— — —	750,000 — —	— — —	5,422 — —

(1)	Represents cash bonuses earned for the indicated fiscal years. In fiscal 2003, for Messrs. Morgan, Newman, Ott and Waiter, this amount includes a bonus of $50,000 each, for their role in the Acquisition. The acquisition bonuses for Messrs. Newman, Ott and Waiter were paid by Tarrant Partners, a TPG controlled entity. In fiscal 2004, for Mr. Gregory, this amount is a transition/signing bonus which covers the first year bonus referenced in his employment agreement, as well as related consideration for him joining the company.
(2)	For Mr. Gregory, pursuant to his employment agreement, TJ Chemical granted a notional restricted unit award with a fair value at the grant date of $875,000. This award will vest 20% on each of the first five anniversaries of Mr. Gregory’s employment commencement date (July 1, 2004).
(3)	Of this aggregate amount, 875,000, 100,000, 350,000, 350,000 and 125,000 for Messrs. Gregory, Morgan, Newman, Ott and Waiter are grants of profits units, each of which represent the right to receive a pro rata portion of the appreciation of the value of the assets of Chemical Holdings above a “Threshold Amount.” We refer to “Employment Agreements and Other Compensation Arrangements—Other Equity Awards” which contains a discussion of the awards.
(4)	Unless otherwise noted below, all amounts represent the defined contribution to our retirement savings plans, which the company made on behalf of each executive officer.

(5)	For Mr. Wood, pursuant to his separation agreement, amounts set forth in this column for fiscal 2004 include $1,145,000 in severance compensation, a lump sum payment of $782,000 related to KRATON’s Supplement Retirement Plan for Stephen Wood and $49,000 for relocation expenses, outplacement services, attorneys’ fees and car allowance benefits.
(6)	For Mr. Spitz, pursuant to his separation agreement, amounts in fiscal 2004 include $530,855 in severance compensation.
(7)	We refer to “Employment Agreements and Other Compensation Arrangements – Employment Agreements, Termination of Employment Agreements”, which contains a discussion of the separation agreements for Messrs. Wood and Spitz.
(8)	Amounts contributed pursuant to a nonqualified plan that was established to provide employees with benefits that will compensate them for certain limitations imposed by federal law and other applicable laws on contributions that may be made pursuant to our pension plan and 401(k) plan for named executive officers for fiscal 2004 and 2003, respectively, were: Mr. Wood—$20,675 and $74,915; Mr. Spitz—$617 and $2,990; Mr. Morgan—$25,161 and $53,506; Mr. Newman—$0 and $1,635; Mr. Ott—$0 and $1,981.

Option /SAR Grants in Last Fiscal Year

Individual Grants									Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term Or Alternative Grant Date Present Value ($) (4) (5) (6)
Name	Number of Securities Underlying Option /SAR Granted (#)(1)(2)		Percent of Total Options /SAR Granted to Employees in Fiscal Year		Exercise or Base Price ($/sh)		Expiration Date (3)		5%		10%
George Gregory	2,500,000 437,500 437,500	(1) (2) (2)	18.3 3.2 3.2	% % %	$ $ $	1.00 1.00 1.00	9/9/2014 (3 (3	) )	1,572,000 275,000 275,000	(4) (5) (6)	2,506,000 439,000 439,000	(4) (5) (6)
Roger Morgan	150,000 50,000 50,000	(1) (2) (2)	1.1 0.4 0.4	% % %	$ $ $	1.00 1.00 1.00	9/9/2014 (3 (3	) )	94,000 31,000 31,000	(4) (5) (6)	150,000 50,000 50,000	(4) (5) (6)
Robert Newman	1,000,000 175,000 175,000	(1) (2) (2)	7.3 1.3 1.3	% % %	$ $ $	1.00 1.00 1.00	9/9/2014 (3 (3	) )	629,000 110,000 110,000	(4) (5) (6)	1,002,000 175,000 175,000	(4) (5) (6)
Richard Ott	1,000,000 175,000 175,000	(1) (2) (2)	7.3 1.3 1.3	% % %	$ $ $	1.00 1.00 1.00	9/9/2014 (3 (3	) )	629,000 110,000 110,000	(4) (5) (6)	1,002,000 175,000 175,000	(4) (5) (6)
Joseph Waiter	625,000 62,500 62,500	(1) (2) (2)	4.6 0.5 0.5	% % %	$ $ $	1.00 1.00 1.00	9/9/2014 (3 (3	) )	393,000 39,000 39,000	(4) (5) (6)	626,000 63,000 63,000	(4) (5) (6)

(1)	All options were granted on September 9, 2004, pursuant to the TJ Chemical Holdings LLC 2004 Option Plan. All options relate to the right to purchase membership units in Chemical Holdings. All options vest in 20% annual increments, commencing on July 1, 2005, for Mr. Gregory and January 1, 2005, for all other named executive officers.
(2)

Profits units which represent the right to receive a pro rata portion of the appreciation of the assets of Chemical Holdings above a certain “Threshold Amount” (the value of such assets on the date of grant), were granted on September 9, 2004, in accordance with KRATON Management LLC’s Operating Agreement. Generally, 50% of the profits units vest when the fair value of the assets equals or exceeds two times the Threshold Amount (“first traunche”), and the remaining 50% of the profits units vest when the fair value of the assets equals or exceeds three times the Threshold Amount (“second traunche”). In the case of Mr. Gregory, if at the time Chemical Holdings makes a determination as to whether Mr. Gregory is entitled to any appreciation with respect to the profits units, the value of the assets is more than two times, but less than three times the Threshold Amount, a pro rata portion of the second traunche will vest based on the appreciation above the two times Threshold Amount. Additionally, 100% of the Profits units shall vest upon the effective date of a disposition by the initial investors of 51% or more of their aggregate interests in KRATON.

(3)	These are profits units, which do not have expiration dates, but only vest in limited circumstances. See footnote 2 above.
(4)	There is no established public market for shares of Chemical Holdings Membership Units. Based on customary corporate valuation techniques, including the valuation of comparable companies and current book value per share, the value of a share of Membership Units was estimated to be $1 as of the option grant date.
(5)	This number represents the value of the profits units assuming 5% or 10% appreciation over ten years, however, this is the first traunche of profits units which generally does not vest until the fair value of the assets of Chemical Holdings equals or exceeds two times the Threshold Amount. See footnote 2 above.
(6)	This number represents the value of the profits units assuming 5% or 10% appreciation over ten years, however, this is the second traunche of profits units which generally does not vest until the fair value of the assets of Chemical Holdings equals or exceeds three times the Threshold Amount. See footnote 2 above.

Pension Plan

KRATON maintains a noncontributory defined benefit pension plan that covers its United States eligible employees, former employees and retirees. See Note 5(a) in “Notes to the Consolidated Financial Statements—December 31, 2004 and 2003.” KRATON makes contributions on behalf of its eligible employees to the pension plan. Employees do not make contributions to the pension plan. The pension plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended.

Benefit Restoration Plans

Employees, including the named executive officers, are eligible to participate in a non-qualified retirement plan and non-qualified defined contribution plan which are intended to restore certain benefits under the tax-qualified KRATON Polymers U.S. LLC Pension Plan and KRATON Savings Plan, respectively, which would otherwise be lost due to certain limitations imposed by law on tax-qualified plans.

The following table shows the estimated annual pension benefits under our defined pension plan and benefit restoration plan.

Pension Plan Table

	Years of Service
Final 36-Month Average Annual Compensation	10	15	20	25	30	35	40	45
$100,000	12,900	19,351	25,801	32,251	38,701	45,668	53,668	61,668
$200,000	28,900	43,351	57,801	72,251	86,701	101,668	117,668	133,668
$300,000	44,900	67,351	89,801	112,251	134,701	157,668	181,668	205,668
$400,000	60,900	91,351	121,801	152,251	182,701	213,668	245,668	277,668
$500,000	76,900	115,351	153,801	192,251	230,701	269,668	309,668	349,668
$600,000	92,900	139,351	185,801	232,251	278,701	325,668	373,668	421,668
$700,000	108,900	163,351	217,801	272,251	326,701	381,668	437,668	493,668
$800,000	124,900	187,351	249,801	312,251	374,701	437,668	501,668	565,668
$900,000	140,900	211,351	281,801	352,251	422,701	493,668	565,668	637,668
$1,000,000	156,900	235,351	313,801	392,251	470,701	549,668	629,668	709,668

(1)

Compensation covered by the KRATON Polymers U.S., LLC Pension Plan (the “Pension Plan”) includes regular salary or wages and any salary deferrals that are made in accordance with Section 125 or 401(k) of the Internal Revenue Code. Compensation does not include overtime, extended work week pay, premium remuneration, special bonuses, severance payments, gain sharing, retention payments, stock options, phantom stock options, long-term performance units and other deferred or extra compensation, house or living allowances, payments made at Separation from Service for accumulated vacation not taken, Company contributions to any Company profit-sharing plan and amounts credited under any other qualified or non-qualified plan of deferred compensation, other than salary deferrals pursuant to a salary reduction agreement under Section 401(k) of the Internal Revenue Code.

(2)	The years of accredited service used to determine benefits under the Pension Plan and the Benefit Restoration Plan (as described below) as of December 31, 2004, for persons named in the Summary Compensation Table are: Mr. Gregory, 0.5 years; Mr. Newman, 3.8 years; Mr. Ott, 29.3 years; Mr. Waiter, 2.9 years; Mr. Spitz 3.7 years; and Mr. Wood, 3.4 years.
(3)	Benefits in the table above are payable as a straight life annuity at normal retirement age. Normal retirement age is the first day of the month in which a Participant attains his 65th birthday. The amounts in the table above were reduced by offsetting amounts received as social security benefits.
(4)	The current Pension Plan formula is as follows (note that final average earnings is a 36 month average):

1.6% x Final Average Earnings (FAE) x Accredited Service (AS)

MINUS

1.5% x (Projected Accredited Service at Social Security Normal Retirement Age (PAS), not to exceed 33-1/3 years) x Primary Social Security Benefit x AS / PAS

Under the non-qualified Benefit Restoration Plan, the benefit formula is 1.6% x FAE x AS, less amounts accrued under the Pension Plan (without social security benefit reductions).

KRATON Polymers U.S. LLC maintained an individual Supplemental Retirement Plan for Steve Wood. The plan paid Mr. Wood upon his termination of employment in 2004, a benefit equal to $782,000, based on an August 1, 2004, benefit commencement date. This amount was the present value of a life annuity equal to 3% of his Final Average Earnings (FAE) multiplied by his years of credited service minus his vested benefit accrued under the Pension Plan.

Compensation of Directors

Directors who are employees or representatives of TPG or JPMP do not receive any compensation for their services. On December 1, 2004, Mr. Demetriou and Mr. Ball were appointed to KRATON’s Board. Mr. Demetriou and Mr. Ball each will receive an annual director fee of $25,000, payable quarterly. In addition, they were granted on December 1, 2004, and will be granted on each December 1 thereafter while a director of KRATON, 25,000 options to purchase Membership Units of KRATON Management LLC, with an exercise price equal to the fair value of Chemical Holdings Membership Units on the grant date. KRATON Management LLC holds equity interests in Chemical Holdings, the owner of 100% of our equity interests. These options will vest 50% per year on each of the first two anniversaries of the grant date while a director. In addition, Mr. Demetriou and Mr. Ball invested $150,000 and $100,000, respectively, in us through an investment in KRATON Management LLC Membership Units. Mr. Ball will serve as the Chairman of the Audit Committee for calendar year 2005, and will receive an additional annual fee of $8,000 for these services.

Employment Agreements, Termination of Employment Arrangements

During the second quarter of 2004, Mr. Wood announced that he would resign as Chief Executive Officer effective July 6, 2004. We are a party to a separation agreement with Mr. Wood dated September 20, 2004, the material terms of which are described below. We are a party to an employment agreement with the new Chief Executive Officer, Mr. Gregory, dated November 1, 2004, the material terms of which are described below. We are also a party to employment agreements with each of Messrs. Morgan, Ott and Newman, each dated as of April 12, 2004, the material terms of which are described below. We are party to a separation agreement with Mr. Spitz who resigned as Chief Financial Officer effective November 24, 2004, the material terms of which are described below.

Each of the agreements of Messrs. Gregory, Ott, Newman and Waiter have three-year terms with automatic one-year renewals unless either party delivers written notice that the term will not be extended. The employment agreement with Mr. Morgan does not establish a fixed term of employment. The annual base salaries for Messrs. Gregory, Morgan, Newman, Ott and Waiter are $450,000, £130,000 (approximately $249,000 as of March 15, 2005), $220,000, $220,000 and $195,000, respectively. Each of Messrs. Ott, Newman and Morgan are eligible to receive an annual bonus with a target of up to 50% of their respective annual base salaries. Mr. Waiter is eligible to receive an annual bonus with a target of up to 35% of his annual base salary. Mr. Gregory is eligible to receive an annual bonus with a target equal to 75% and 50% of his annual base salary and a maximum bonus equal to up to 150% and 100% of his annual base salary.

We have established a deferred compensation plan, pursuant to which each of the named executive officers will have the option of deferring up to 50% of their annual bonus, which may ultimately be paid in shares or units through KRATON Management LLC.

Generally, with respect to Messrs. Ott, Newman and Waiter, if the executive officer is terminated by us without cause or upon resignation for good reason (as each term is defined in the applicable employment agreement), the executive officer will be entitled to, subject to execution of a general release and waiver, (1) a continuation of annual base salary for the one year period following the termination, provided that if during such one year salary continuation period such executive begins to provide services to another person or entity and such services are expected to continue for more than 30 days, then the period of such salary continuation shall be reduced to the later of six months following termination or the date such executive commences such services and (2) medical benefits for the executive and his eligible dependents during such salary continuation period. With respect to Mr. Waiter, the continuation of annual base salary is for six months following the termination. In the event that Mr. Morgan’s employment is terminated other than for “cause” or by him for “good reason”, he will be entitled to receive (1) a lump sum payment equal to six months base salary, and if he has not secured employment within such six-month period, he will also be entitled to receive up to six additional monthly payments equal to his monthly base salary, and (2) medical benefits for him and his dependents during the period he receives his severance payments. In the event that Mr. Gregory’s employment is terminated without “cause” or by Mr. Gregory for “good reason” (as defined in his employment agreement), subject to his execution of a general release and waiver, Mr. Gregory will receive the continuation of his annual base salary and medical benefits for himself and his eligible dependents, in each case for the 18-month period following his termination. If the employment of one of the executive officers is terminated without “cause” following our election not to extend the employment term, such executive officer will be entitled to, subject to his execution of a general release and waiver, continuation of his annual base salary (and in the case of Mr. Gregory, continuation of medical benefits) for the salary continuation period described above.

Each of the employment agreements includes customary restrictive covenants, including non-competition, non-solicitation and confidentiality provisions.

Pursuant to a separation agreement that we entered into with Mr. Wood on September 20, 2004, Mr. Wood received: (1) a lump sum severance payment of $1,145,000, which includes a bonus in connection with the Acquisition and other benefits; (2) a lump sum payment of $782,000, representing our obligation to Mr. Wood under our Supplemental Retirement Plan for Stephen Wood; and (3) continued medical benefits for a period not to exceed 18 months. Mr. Woods continued to make himself available to consult with us until December 31, 2004, and was compensated with a lump sum payment of $25,000 for his consulting services. Mr. Wood will remain subject to customary restrictive covenants, including non-competition and confidentiality provisions.

As indicated above, Mr. Spitz announced during the second quarter of fiscal 2004 that he would resign as Chief Financial Officer effective June 30, 2004. Mr. Spitz subsequently agreed to continue his role through November 24, 2004. Pursuant to a separation agreement that we entered into with Mr. Spitz on April 26, 2004 (as amended), until his separation date, Mr. Spitz continued to receive his annual base salary of $300,000 and he continued to be eligible to participate in our employee benefit and perquisite programs (other than bonus, incentive and severance benefits). Upon his separation date, Mr. Spitz received a lump sum cash payment equal to $530,855, which includes a bonus in connection with the Acquisition, and reimbursement for certain attorneys’ fees and outplacement services. Mr. Spitz remained subject to customary restrictive covenants, including non-competition, non-solicitation and confidentiality provisions.

Equity Arrangements

TJ Chemical Holdings LLC 2004 Option Plan

Pursuant to the TJ Chemical Holdings LLC 2004 Option Plan, or the Option Plan, Chemical Holdings has granted non-qualified options to purchase membership units to Messrs. Gregory (2,500,000 units), Ott (1,000,000 units), Newman (1,000,000 units), Waiter (625,000 units) and Morgan (150,000 units) as described below.

The Option Plan provides for the grant to key employees, consultants, members and service providers of Chemical Holdings and its affiliates, including us, of non-qualified options to purchase Chemical Holdings membership units in order to provide them with an appropriate incentive to encourage them to continue in the employ of, or to perform services for, and to improve the growth and profitability of Chemical Holdings and its affiliates. The aggregate number of membership units with respect to which options may be granted under the Option Plan, when combined with the aggregate number of profits units granted to our employees, shall not exceed an amount representing 8% of the outstanding membership units and profits units of Chemical Holdings on March 31, 2004, on a fully diluted basis.

In general, the options vest and become exercisable in 20% increments annually on each of the first five anniversaries of the grant date, so long as the holder of the option is still an employee on the vesting date. The exercise price per membership unit shall equal the fair market value of a membership unit on the date of grant. Upon a change in control, the options will become 100% vested if the participant’s employment is terminated without cause or by the participant for good reason within the two-year period immediately following such change in control.

A committee, or the Committee, of Chemical Holdings’ Board of Directors has been appointed to administer the Option Plan, including, without limitation, the determination of the individuals to whom grants will be made, the number of membership units subject to each grant and the various terms of such grants. The Committee will have the right to terminate all of the outstanding options at any time and pay the participants an amount equal to the excess, if any, of the fair market value of a membership unit as of such date over the exercise price with respect to such option the spread. Generally, in the event of a merger (except a merger where membership unit holders receive securities of another corporation), the options will pertain to the number of membership units the option holder would have received in the merger; and in the event of a dissolution, liquidation, sale of assets or any other merger, the Committee has the discretion to (1) provide for an exchange of the options for new options on all or some of the property for which the membership units are exchanged (as may be adjusted by the Committee), (2) cancel and cash out the options (whether or not then vested) at the spread or (3) a combination of both. Generally, the Committee may make appropriate adjustments with respect to the number of membership units covered by outstanding options and the exercise price in the event of any increase or decrease in the number of membership units or any other corporate transaction not described in the preceding sentence.

On a termination of a participant’s employment (other than without cause or by the participant for good reason within the two-year period immediately following a change in control), unvested options automatically expire and vested options expire on the earlier of (1) the commencement of business on the date the employment is terminated for cause; (2) 90 days after the date employment is terminated for any reason other than cause, death or disability; (3) one-year after the date employment is terminated by reason of death or disability; or (4) the tenth anniversary of the grant date for such option.

Generally, pursuant to Chemical Holdings’ operating agreement, membership units acquired pursuant to the Option Plan are subject to customary tag-along and drag-along rights and for the 180-day period following the later of a termination of employment and six months and one-day following the date that units were acquired pursuant to the exercise of the option, Chemical Holdings has the right to repurchase each membership unit then owned by the participant at fair value, as determined in good faith by the Board of Directors of Chemical Holdings.

Other Equity Awards

Mr. Gregory has been granted a notional unit award with a current notional value of $875,000 based on the value of membership units of Chemical Holdings, as determined by the Board of Directors. Each Notional Unit is the equivalent of one notional membership unit of Chemical Holdings. Mr. Gregory shall not have any beneficial ownership in the membership units underlying the Notional Units and the grant of Notional Units shall represent an unsecured promise to deliver membership units of Chemical Holdings (either directly or through membership units of KRATON Management LLC) on a future date. 20% of Mr. Gregory’s Notional Units shall vest on each anniversary of the grant date, provided that Mr. Gregory remains employed through the applicable vesting date. Except as provided in the next succeeding sentence, upon termination of Mr. Gregory’s employment for any reason, all unvested Notional Units shall immediately and automatically be forfeited. If Mr. Gregory’s employment is terminated without cause or for good reason during the two-year period immediately following a change in control, all unvested Notional Units shall become immediately vested. Distribution of membership units representing the portion of vested Notional Units shall occur as soon as practicable after the earlier of a change in control or termination of Mr. Gregory’s employment, provided that following a change in control, unvested Notional Units shall remain outstanding and continue to vest as provided above until his employment terminates.

Messrs. Gregory, Ott, Newman, Waiter and Morgan have been granted 875,000, 350,000, 350,000, 125,000 and 100,000 profits units, respectively, as defined in, and subject to the terms and conditions set forth in, KRATON Management LLC’s operating agreement. Each profits unit represents the right to receive a pro rata portion of the appreciation of the value of the assets of Chemical Holdings above a “Threshold Amount”, as determined pursuant to the operating agreement of Chemical Holdings. Generally, pursuant to the applicable grant agreements, 50% of such Profits Units will vest when the fair value of Chemical Holdings’ assets equals or exceeds two times the Threshold Amount, i.e., the first traunche, and the remaining 50% will vest when the fair value of Chemical Holdings’ assets equals or exceeds three times the threshold amount, i.e., the second traunche, in each case, as determined by the Board of Chemical Holdings, provided that the executive remains employed through the applicable vesting date. Additionally, 100% of the profit units shall vest upon the effective date of a disposition by the initial investors of 51% or more of their aggregate interests in KRATON. In the case of Mr. Gregory, if at the time Chemical Holdings makes a determination as to whether Mr. Gregory is entitled to any appreciation with respect to the profits units, the value of the assets is more than two times, but less than three times the Threshold Amount, a pro rata portion of the second traunche will vest based on the appreciation above the two times Threshold Amount. If an executive’s employment terminates prior to any applicable vesting date, such executive shall automatically forfeit all rights to any unvested Profits Units.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee served as an officer or employee of Polymer Holdings or KRATON.

OWNERSHIP

We are a wholly owned subsidiary of Chemical Holdings. In connection with the consummation of the Acquisition, Chemical Holdings acquired from us an option to purchase all of our outstanding equity interests in KRATON free and clear of all liens, claims and encumbrances other than those created by us in connection with the senior secured credit facility. The option is exercisable at any time until the seventh anniversary of the Acquisition (December 23, 2010), for a purchase price in cash equal to $400 million on or prior to the first anniversary of the Acquisition, $405 million thereafter but on or prior to the second anniversary of the Acquisition, $410 million thereafter but on or prior to the third anniversary of the Acquisition, $415 million thereafter but on or prior to the fourth anniversary of the Acquisition, $900 million thereafter but on or prior to the fifth anniversary of the Acquisition, $1.2 billion thereafter but on or prior to the sixth anniversary of the Acquisition and $1.5 billion thereafter until the option expires. The purchase price shall be adjusted under certain circumstances, to take into account contributions made by us to KRATON or any material distributions made by KRATON to us. Chemical Holdings has agreed that it will assume our obligations under the notes in connection with any exercise of the option.

The following table sets forth information regarding the beneficial ownership of our equity interests as of December 31, 2004, for each person who is known to us to be a beneficial owner of 5% or more of our equity interests. All of our equity interests are beneficially owned by Chemicals Holdings, which has both voting and non-voting equity interests. The percentages set forth in the following table represent the percentage ownership of the voting and non-voting equity interests of Chemicals Holdings. The remaining 1.8% of the non-voting equity interests of Chemicals Holdings is owned by KRATON Management LLC, the entity through which members of our senior management, other employees and independent directors own equity interests in us.

Name and Address of Beneficial Owner	Common Units	Percentage of Voting Equity Interests		Percentage of Non-Voting Equity Interests
TPG Advisors III, Inc. 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	3	30.0%		29.8%

TPG Advisors IV, Inc. 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	3	30.0%		29.1%

JPMP Capital Corp. c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas, 39th Floor New York, New York 10020	4	40.0	%(1)	39.3	%(2)

(1)	Includes 28.9%, 5.4%, 0.8%, 2.3%, 0.3%, 0.9%, 1.0% and 0.4% indirectly owned by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., JPMP Global Fund/KRATON A. L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., JPMP Global Fund/KRATON Selldown, L.P. and JPMP Global Fund/KRATON, L.P., respectively.
(2)

Includes 28.4%, 5.3%, 0.8%, 2.3%, 0.3%, 0.9%, 1.0% and 0.4% indirectly owned by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., JPMP Global Fund/KRATON A. L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., JPMP Global Fund/KRATON Selldown, L.P. and JPMP Global Fund/KRATON, L.P., respectively. JPMP Capital Corp., which is an affiliate of J.P. Morgan Chase & Co., is the indirect general partner of each of the entities listed above. JPMP Capital Corp. and each of the foregoing entities is an affiliate of J.P. Morgan Partners, LLC and has an address c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, 39th Floor, New York, New York 10020.

The following table sets forth information regarding the beneficial ownership of our equity interests as of March 15, 2005, for (a) each director, (b) each of the executive officers identified in the Summary Compensation Table set forth under “Executive Compensation,” and (c) all directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner	Percent of Voting Interests	Percent of Non-Voting Interests
Units	William Price	60.0% (1)	58.9	% (1)
Units	Kelvin Davis	60.0% (1)	58.9	% (1)
Units	Timothy Walsh	40.0% (2)	39.3	% (2)
Units	John Breckenridge	40.0% (2)	39.3	% (2)
Units	George B. Gregory	—	—	(3)
Units	Stephen M. Wood	—	—	(3)
Units	Gary M. Spitz	—	—	(3)
Units	Roger P. Morgan	—	0.0	% (3)
Units	Robert A. Newman	—	0.1	% (3)
Units	Richard A. Ott	—	0.1	% (3)
Units	Joseph J. Waiter	—	0.1	% (3)
Units	All directors and executive officers as a group	100.0% (1)(2)(3)	99.2	% (1)(2)(3)

(1)	Attributes ownership of the equity interests beneficially owned by TPG Advisors III, Inc. and TPG Advisors IV, Inc. Messrs. Price and Davis are partners of Texas Pacific Group. Messrs. Price and Davis disclaim beneficial ownership of these interests.
(2)	Attributes ownership of the equity interests beneficially owned by JPMP Capital Corp. Messrs. Walsh and Breckenridge are partners of JP Morgan Partners, LLC. Messrs. Walsh and Breckenridge disclaim beneficial ownership of these interests.
(3)	Consists of non-voting equity interests in TJ Chemical Holdings LLC owned indirectly by the indicated persons through ownership of interests in Kraton Management LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreements

Chemical Holdings Limited Liability Company Operating Agreement

In connection with the Acquisition, TPG III Polymer Holdings LLC, or TPG III Holdings, TPG IV Polymer Holdings LLC, or TPG IV Holdings and J.P. Morgan Partners, LLC, or JPMP established Chemical Holdings. We refer to TPG III Holdings and TPG IV Holdings together as the TPG Parties. Pursuant to the limited liability company operating agreement of Chemical Holdings, each of the TPG Parties received approximately a 30% membership interest in Chemical Holdings, and JPMP received approximately a 40% membership interest. In addition, members of our management received equity or profit interests in Chemical Holdings in exchange for their equity interests in KRATON.

Pursuant to the Chemical Holdings’ limited liability company operating agreement, initially each of the TPG Parties was entitled to designate or nominate two directors of Chemical Holdings, and JPMP was entitled to elect four directors of Chemical Holdings. Our board of directors includes directors of Chemical Holdings. Pursuant to Chemical Holdings’ limited liability company agreement, one independent director was nominated by each of the TPG Parties and JPMP, and the third director was selected jointly by the TPG Parties and JPMP. The number of directors that the TPG Parties or JPMP are entitled to designate or nominate will decrease in the event that their respective ownership percentages decrease below specified percentages. Chemical Holdings’ limited liability company agreement requires the approval of both the TPG Parties and JPMP for certain fundamental matters with respect to KRATON and places certain restrictions on the transfer of their interests in Chemical Holdings. Each party also has the right to participate in certain dispositions by the other parties and can be required to participate on the same terms in any sale by the other parties that sell in excess of a specified percentage of their original interests.

Chemical Holdings’ Option

In connection with the consummation of the Acquisition, Chemical Holdings acquired from us an option to purchase all of our outstanding equity interests in KRATON free and clear of all liens, claims and encumbrances other than those created by us in connection with the senior secured credit facility. The option is exercisable at any time until the seventh anniversary of the Acquisition (December 23, 2010), for a purchase price in cash, referred to as the Call Option Price, equal to $400 million on or prior to the first anniversary of the Acquisition, $405 million thereafter but on or prior to the second anniversary of the Acquisition, $410 million thereafter but on or prior to the third anniversary of the Acquisition, $415 million thereafter but on or prior to the fourth anniversary of the Acquisition, $900 million thereafter but on or prior to the fifth anniversary of the Acquisition, $1.2 billion thereafter but on or prior to the sixth anniversary of the Acquisition and $1.5 billion thereafter until the option expires. The Call Option Price shall be adjusted under certain circumstances, to take into account contributions made by us to KRATON or any material distributions made by KRATON to us.

Registration Rights Agreement

Chemical Holdings also entered into a registration rights agreement with the TPG Parties and JPMP. Pursuant to this agreement, the TPG Parties and JPMP can cause Chemical Holdings to register their interests in Chemical Holdings under the Securities Act and to maintain a shelf registration statement effective with respect to such interests. The TPG Parties and JPMP are also entitled to participate on a pro rata basis in any registration of the equity interests of Chemical Holdings under the Securities Act.

Pursuant to the Chemical Holdings’ limited liability company operating agreement, in the event there is a registered public offering of either our or KRATON’s equity securities, the TPG Parties and JPMP will require either us or Polymer Holdings, as applicable, to enter into a registration rights agreement providing the TPG Parties and JPMP the same registration rights as described in the previous paragraph with respect to either our or KRATON’s equity securities, as applicable.

Management Services Agreement

Upon the consummation of the Acquisition, we paid a transaction fee to the general partner of TPG Partners III, L.P. in the amount of $4.0 million, to the general partner of TPG Partners IV, L.P. in the amount of approximately $4.0 million and to JPMP in the amount of $2.5 million. In addition, in connection with the Acquisition, we entered into a management services agreement with these parties. Under the management agreement, in exchange for consulting and management advisory services provided to us, a management fee of $0.5 million per quarter will be paid that will be divided among these parties in accordance with the respective ownership percentages in Chemical Holdings held by the relevant funds for the first four payments and, thereafter, in accordance with the respective contributions with respect to such services of the relevant funds. This management fee will be subordinated to KRATONS’s 8.125% Notes in the event of a KRATON bankruptcy.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, (1) the term “Holdings” refers only to Polymer Holdings LLC and not to any of its subsidiaries, (2) the term “Polymer Capital” refers to Polymer Holdings Capital Corporation, a wholly owned subsidiary of Holdings which does not have any substantial operations or assets and will not have any revenues, and (3) the term “Issuers” refers to Holdings and Polymer Capital.

The Issuers issued the initial notes and will issue the exchange notes under an indenture dated November 2, 2004 among the Issuers and Wells Fargo Bank, National Association, as trustee. The indenture contains provisions that define your rights under the exchange notes. In addition, the indenture governs the obligations of the Issuers under the exchange notes. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate those agreements in their entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the exchange notes. Copies of the indenture are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of an exchange note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

The exchange notes:

•	will be senior unsecured obligations of the Issuers;

•	will be effectively subordinated in right of payment to any existing and future secured Indebtedness of the Issuers, including Holdings’ Guarantee of the obligations of KRATON Polymers under the Existing Credit Agreement, to the extent of the value of the assets securing such Indebtedness;

•	will be structurally subordinated in right of payment to any existing and future liabilities and preferred stock of any subsidiary of Holdings, including the obligations of KRATON Polymers under the Existing Notes and the Existing Credit Agreement and any Guarantees of such obligations by any of KRATON Polymers’ Subsidiaries;

•	will be pari passu in right of payment to any future senior unsecured Indebtedness of the Issuers; and

•	will be senior in right of payment to any future subordinated Indebtedness of the Issuers.

Principal, Maturity and Interest

Holdings will issue up to $150.0 million in aggregate principal amount at maturity of exchange notes in this offering. The initial notes were issued at a substantial discount to their principal amount at maturity and generated net proceeds of $91.9 million. The initial notes had an initial Accreted Value of $612.76 per $1,000 in principal amount at maturity. Additional notes in an unlimited amount may be issued under the indenture from time to time after this offering. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The initial notes, the exchange notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue exchange notes in denominations of $5,000 principal amount at maturity and integral multiples of $1,000 thereof. The exchange notes will mature on July 15, 2014.

No cash interest will accrue on the exchange notes prior to January 15, 2009, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a holder as the discount accretes. See “Certain U.S. Federal Income Tax Considerations” for a discussion regarding the taxation of the original issue discount. The accreted value of each exchange note will increase on a daily basis from the date of issuance of the initial notes until January 15, 2009 at a rate of 12.000% per annum, reflecting the accrual of non-cash interest, such that the accreted value on January 15, 2009 will equal the principal amount at maturity. Cash interest will accrue on the exchange notes at the rate per annum shown on the front cover of this prospectus from January 15, 2009, or from the most recent date to which interest has been paid, and will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 2009, to the holders of record on the immediately preceding January 1 and July 1. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Holding Company Structure and Ranking

Holdings is a holding company and does not have any material assets or operations other than ownership of the Capital Stock of KRATON Polymers. All of its operations are conducted through KRATON Polymers and its Subsidiaries and therefore Holdings will be dependent upon the cash flow of KRATON Polymers and its Subsidiaries to meet Holdings’ obligations, including its Obligations under the exchange notes. The Existing Credit Agreement prohibits (and the indenture governing the Existing Notes may prohibit) KRATON Polymers from paying dividends or other distributions to Holdings necessary to make payments of interest and principal on the exchange notes. In addition, certain laws restrict the ability of KRATON Polymers and the other Subsidiaries to pay dividends and make loans and advances to Holdings. Holdings also only has a stockholder’s claim on the assets of its Subsidiaries, including KRATON Polymers. See “Risk Factors.”

As a result of the holding company structure, any right of Holdings and its creditors, including the holders of the exchange notes, to participate in the assets of any of its Subsidiaries upon such Subsidiary’s liquidation or reorganization will be structurally subordinated to the claims of that Subsidiary’s creditors and holders of preferred stock of such Subsidiary, if any. In addition, in the event of the bankruptcy, liquidation, reorganization or other winding up of Holdings, or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Existing Credit Agreement or other secured Indebtedness of Holdings, the assets of Holdings will be available to pay obligations on the exchange notes only after all Indebtedness under the Existing Credit Agreement and other secured Indebtedness, to the extent such secured Indebtedness is secured by such assets, has been repaid from such assets.

As of December 31, 2004, the Issuers had approximately $93.7 million of unsecured Indebtedness (consisting of the initial notes) and Holdings had $265.3 million of secured Indebtedness (consisting of Holdings’ guarantee of KRATON Polymers’ obligations under the Existing Credit Agreement). Holdings’ subsidiaries, including KRATON Polymers, had approximately $200.0 million of other Indebtedness, and $187.2 million of other liabilities, to which the exchange notes are structurally subordinated. The indenture, the Existing Credit Agreement and the indenture governing the Existing Notes will permit Holdings and its subsidiaries to incur additional Indebtedness, including up to approximately $60.0 million available for revolving credit borrowings under the Existing Credit Agreement, or to issue preferred stock, in each case subject to certain restrictions. See “Risk Factors.”

Methods of Receiving Payments on the Exchange Notes

If a holder of exchange notes has given wire transfer instructions to the Issuers, the Issuers will pay all principal, interest and premium, if any, on that holder’s exchange notes in accordance with those instructions. All other payments on the exchange notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Exchange Notes

The trustee will initially act as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders of the exchange notes, and Holdings or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of exchange notes. Holders will be required to pay all taxes due on transfer. The Issuers will not be required to transfer or exchange any exchange note selected for redemption. Also, the Issuers will not be required to transfer or exchange any exchange note for a period of 15 days before a selection of exchange notes to be redeemed.

Optional Redemption

At any time prior to January 15, 2007, the Issuers may, on any one or more occasions, redeem up to 35% of the aggregate principal amount at maturity of exchange notes issued under the indenture at a redemption price of 112.000% of the Accreted Value thereof at the redemption date, with the net cash proceeds of one or more Equity Offerings by Holdings or KRATON Polymers, to the extent that the net proceeds are distributed by KRATON Polymers to Holdings, or a contribution to the common equity capital of Holdings from the net proceeds of one or more Equity Offerings by a direct or indirect parent of Holdings (in each case, other than Excluded Contributions and the net proceeds of a sale of Designated Preferred Stock); provided that:

(1) at least 65% of the aggregate principal amount at maturity of exchange notes originally issued under the indenture (excluding notes held by Holdings and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering or equity contribution.

On or after January 15, 2009, the Issuers may redeem all or a part of the exchange notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount at maturity thereof) set forth below plus accrued and unpaid interest on the exchange notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on January 15 of the years indicated below, subject to the rights of holders of exchange notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	106.000%
2010	104.000%
2011	102.000%
2012 and thereafter	100.000%

Unless the Issuers default in the payment of the redemption price, interest will cease to accrue on the exchange notes or portions thereof called for redemption on the applicable redemption date.

At any time prior to January 15, 2009, the Issuers may also redeem all or a part of the exchange notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the Accreted Value of the exchange notes redeemed at, plus the Applicable Premium as of, the date of redemption.

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the exchange notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of exchange notes will have the right to require the Issuers to repurchase all or any part (equal to $5,000 or an integral multiple of $1,000) of that holder’s exchange notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the Accreted Value of the exchange notes repurchased plus accrued and unpaid interest on the exchange notes repurchased to the date of purchase, subject to the rights of holders of exchange notes on the relevant record date to receive interest due on the relevant interest payment date. Within 60 days following any Change of Control, the Issuers will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase exchange notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the exchange notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all exchange notes or portions of exchange notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all exchange notes or portions of exchange notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the exchange notes properly accepted together with an officers’ certificate stating the aggregate principal amount at maturity of exchange notes or portions of exchange notes being purchased by the Issuers.

The paying agent will promptly mail to each holder of exchange notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount at maturity to any unpurchased portion of the exchange notes surrendered, if any. The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the exchange notes to require that the Issuers repurchase or redeem the exchange notes in the event of a takeover, recapitalization or similar transaction.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all exchange notes properly tendered and not withdrawn under the Change of Control Offer, or

(2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Holdings and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of exchange notes to require the Issuers to repurchase its exchange notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Holdings and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Holdings will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Holdings (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by Holdings or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) Cash Equivalents;

(b) any liabilities, as shown on Holdings’ most recent consolidated balance sheet, of Holdings or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Holdings or such Restricted Subsidiary from further liability;

(c) any securities, notes or other obligations received by Holdings or any such Restricted Subsidiary from such transferee that are converted by Holdings or such Restricted Subsidiary into cash within 180 days of receipt, to the extent of the cash received in that conversion;

(d) any Designated Noncash Consideration the Fair Market Value of which, when taken together with all other Designated Noncash Consideration received pursuant to this clause (d) (and not subsequently converted into Cash Equivalents that are treated as Net Proceeds of an Asset Sale) does not exceed $15.0 million since December 23, 2003, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value; and

(e) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 410 days after the receipt of any Net Proceeds from an Asset Sale, Holdings (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1) to repay Indebtedness of any Restricted Subsidiary of Holdings and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Holdings;

(3) to make a capital expenditure; or

(4) to acquire Additional Assets.

Pending the final application of any Net Proceeds, Holdings may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within ten business days thereof, Holdings will make an Asset Sale Offer to all holders of notes and if Holdings elects (or is required by the terms of such other pari passu Indebtedness), all holders of other Indebtedness that is pari passu with the notes. The offer price in any Asset Sale Offer will be equal to 100% of the Accreted Value of the notes plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Holdings may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate of the Accreted Value of the notes and the principal amount of other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, Holdings will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Holdings will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Holdings will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The Existing Credit Agreement and the indenture governing the Existing Notes will restrict Holdings from purchasing any notes, and also provide that certain change of control or asset sale events with respect to KRATON Polymers would constitute a default under these agreements. In particular, the Existing Credit Agreement does not permit (and the indenture governing the Existing Notes may not permit) the payment of dividends or other distributions to Holdings necessary to purchase the notes. Any future credit agreements or other agreements relating to Indebtedness to which Holdings or its Subsidiaries become a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Holdings is prohibited from purchasing notes, Holdings could seek the consent of its lenders and other debt holders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Holdings does not obtain such a consent or repay such borrowings, Holdings will remain prohibited from purchasing notes. In such case, Holdings’ failure to purchase tendered notes would constitute an Event of Default under the indenture which, in turn, may constitute a default under any other Indebtedness containing similar provisions.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $5,000 principal amount at maturity or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount at maturity equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, Accreted Value will cease to accrete and interest will cease to accrue, as the case may be, on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(A) declare or pay any dividend or make any other payment or distribution on account of Holdings’ or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Holdings or any of its Restricted Subsidiaries) or to the direct or indirect holders of Holdings’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Holdings);

(B) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Holdings) any Equity Interests of Holdings or any direct or indirect parent of Holdings;

(C) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Holdings that is contractually subordinated to the notes (excluding any intercompany Indebtedness between or among Holdings and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof (other than the purchase, repurchase or other acquisition of any such subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or payment at final maturity, in each case within one year of the date of acquisition); or

(D) make any Restricted Investment.

(all such payments and other actions set forth in these clauses (A) through (D) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) (a) with respect to a Restricted Payment by Holdings or any of its Restricted Subsidiaries (other than KRATON Polymers and its Restricted Subsidiaries), Holdings would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (b) with respect to a Restricted Payment by KRATON Polymers or any of its Restricted Subsidiaries, KRATON Polymers would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (ii) of the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Holdings and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10), (12), (13), (14) and (15) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Holdings (it being understood that in calculating Consolidated Net Income for this clause (3)(a) only, any of the Issuers’ noncash interest expense or amortization of original issue discount shall be excluded) for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after December 23, 2003 to the end of Holdings’ most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate Qualified Proceeds received by Holdings since December 23, 2003 as a contribution to its common equity capital or from the issue or sale of Equity Interests of Holdings (other than Disqualified Stock, Excluded Contributions and the net proceeds from a sale of Designated Preferred Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Holdings that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Holdings); plus

(c) 100% of the aggregate Qualified Proceeds from (A) the sale or other disposition (other than to Holdings or a Restricted Subsidiary) of any Restricted Investment that was made after December 23, 2003 and (B) repurchases, redemptions and repayments of such Restricted Investments and the receipt of any dividends or distributions from such Restricted Investments; plus

(d) to the extent that any Unrestricted Subsidiary of Holdings designated as such after December 23, 2003 is redesignated as a Restricted Subsidiary after December 23, 2003, the Fair Market Value of Holdings’ Investment in such Subsidiary as of the date of such redesignation; plus

(e) in the event Holdings or any Restricted Subsidiary makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to Holdings’ or any Restricted Subsidiary’s existing Investment in such Person that was previously treated as a Restricted Payment.

The preceding provisions will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Holdings) of, Equity Interests of Holdings (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Holdings; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Holdings that is contractually subordinated to the notes with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Holdings or any Restricted Subsidiary of Holdings issued on or after the date of the indenture in accordance with the provisions of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(5) the repurchase, redemption or other acquisition for value of Disqualified Stock of Holdings or any Restricted Subsidiary of Holdings made by exchange for, or out of the proceeds of the substantially concurrent sale of Replacement Preferred Stock that is permitted to be incurred pursuant to the covenant described below under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) the payment of any dividend or other distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by Holdings after the date of the indenture;

(7) the payment of any dividend (or any similar distribution) by a Restricted Subsidiary of Holdings to the holders of its Equity Interests on a pro rata basis;

(8) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Holdings or any Restricted Subsidiary of Holdings held by any current or former officer, director, employee or consultant of Holdings or any of its Restricted Subsidiaries, and any dividend payment or other distribution by Holdings or a Restricted Subsidiary of Holdings to a direct or indirect parent holding company of Holdings utilized for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of such direct or indirect parent holding company held by any current or former officer, director, employee or consultant of Holdings or any of its Restricted Subsidiaries, in each case, pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement or benefit plan of any kind; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $7.5 million in any calendar year period (with unused amounts in any immediately preceding calendar year being carried over to the succeeding calendar year subject to a maximum carry-over amount of $7.5 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests of Holdings and, to the extent contributed to Holdings as common equity capital, Equity Interests of Holdings’ direct or indirect parent entities, in each case to members of management, directors or consultants of Holdings, any of its Subsidiaries or any of its direct or indirect parent entities that occurs after December 23, 2003, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(b) of the preceding paragraph, and excluding Excluded Contributions, plus

(b) the cash proceeds of key man life insurance policies received by Holdings and its Restricted Subsidiaries after the date of the indenture, less

(c) the amount of any Restricted Payments previously made pursuant to clauses (a) and (b) of this clause (8);

and; provided further that cancellation of Indebtedness owing to Holdings from members of management or consultants of Holdings or any of its Restricted Subsidiaries, or any direct or indirect parent holding company of Holdings in connection with a repurchase of Equity Interests of Holdings or any of its Restricted Subsidiaries or any direct or indirect parent holding company of Holdings will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the indenture;

(9) the repurchase of Equity Interests deemed to occur upon the exercise of options, rights or warrants to the extent such Equity Interests represent a portion of the exercise price of those options, rights or warrants;

(10) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Holdings that is contractually subordinated to the notes with any Excess Proceeds that remain after consummation of an Asset Sale Offer;

(11) so long as no Default has occurred and is continuing or would be caused thereby, after the occurrence of a Change of Control and within 60 days after the completion of the offer to repurchase the notes pursuant to the covenant described above under “—Repurchase at the Option of Holders—Change of Control” (including the purchase of the notes tendered), any purchase or redemption of Indebtedness that is contractually subordinated to the notes required pursuant to the terms thereof as a result of such Change of Control at a purchase or redemption price not to exceed 101% of the outstanding principal amount thereof, plus any accrued and unpaid interest; provided, however, Holdings would be able to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below after giving pro forma effect to such Restricted Payment;

(12) cash payments in lieu of fractional shares issuable as dividends on preferred stock of Holdings or any of its Restricted Subsidiaries;

(13) Permitted Payments to Parent;

(14) so long as no default has occurred and is continuing or would be caused thereby, the payment:

(a) by Holdings or any of its Restricted Subsidiaries to any direct or indirect parent of Holdings, which payment is used by the Person receiving such payment, following the first initial public offering of common Equity Interests by such Person, to pay dividends of up to 6% per annum of the net proceeds received by such Person in such public offering that are contributed to Holdings as common equity capital, or

(b) by Holdings, following the first initial public offering of common Equity Interests by Holdings, to pay dividends of up to 6% per annum of the net proceeds received by Holdings in such public offering;

(excluding, in the case of both clause (a) and clause (b), public offerings of common Equity Interests registered on Form S-8 and any other public sale to the extent the proceeds thereof are Excluded Contributions);

(15) Investments that are made with Excluded Contributions;

(16) distributions or payments of Receivables Fees; and

(17) so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $30.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Holdings or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Holdings whose resolution with respect thereto will be delivered to the trustee.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Holdings will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that (i) Holdings or any of its Restricted Subsidiaries (other than KRATON Polymers and its Restricted Subsidiaries) may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or preferred stock, if the Fixed Charge Coverage Ratio for Holdings’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0:1 or (ii) KRATON Polymers or any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or preferred stock, if the Fixed Charge Coverage Ratio for KRATON Polymers’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0:1, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any of the following items of Disqualified Stock or preferred stock (collectively, “Permitted Debt”):

(1) the incurrence by Holdings or any Restricted Subsidiary of Holdings (and Guarantees thereof) of additional Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Holdings and its Restricted Subsidiaries thereunder) not to exceed $420.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by Holdings or any of its Restricted Subsidiaries since December 23, 2003 to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” and less the amount of Indebtedness incurred pursuant to clause (2) of this paragraph;

(2) the incurrence by any Foreign Subsidiary of Holdings of Indebtedness the net proceeds of which are used to refund, refinance or replace Indebtedness outstanding pursuant to clause (1) of this paragraph, in an aggregate principal amount not to exceed $50.0 million at any time outstanding;

(3) the incurrence by Holdings and its Restricted Subsidiaries of the Existing Indebtedness;

(4) the incurrence by the Issuers of Indebtedness represented by the notes, replacement notes, if any, to be issued on the date of the indenture and the Exchange Notes;

(5) the incurrence or issuance by Holdings or any of its Restricted Subsidiaries of Indebtedness (including Capital Lease Obligations and Attributable Debt arising out of sale and leaseback transactions), Disqualified Stock or preferred stock, in each case, (x) incurred or issued for the purpose of financing all or any part of the purchase price or cost of design, construction, lease, installation or improvement of property, plant or equipment used or useful in a Permitted Business or (y) otherwise constituting Attributable Debt arising out of sale and leaseback transactions, in an aggregate principal amount, including all Permitted Refinancing Indebtedness and Replacement Preferred Stock incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (5), not to exceed $25.0 million at any time outstanding;

(6) the incurrence by Holdings or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness or Replacement Preferred Stock in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) or any Disqualified Stock or preferred stock that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (6), (14), (18) or (19) of this paragraph;

(7) the incurrence by Holdings or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Holdings and any of its Restricted Subsidiaries; provided, however, that (a) if Holdings is the obligor on such Indebtedness and the payee is not Holdings, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, and (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Holdings or a Restricted Subsidiary of Holdings and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Holdings or a Restricted Subsidiary of Holdings, will be deemed, in each case, to constitute a new incurrence of such Indebtedness by Holdings or such Restricted Subsidiary, as the case may be, which new incurrence is not permitted by this clause (7);

(8) the issuance by any of Holdings’ Restricted Subsidiaries to Holdings or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Holdings or a Restricted Subsidiary of Holdings; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either Holdings or a Restricted Subsidiary of Holdings,

will be deemed, in each case, to constitute a new issuance of such preferred stock by such Restricted Subsidiary which new issuance is not permitted by this clause (8);

(9) the incurrence by Holdings or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(10) the Guarantee by the Issuers or any of the Restricted Subsidiaries of Holdings of Indebtedness of Holdings or a Restricted Subsidiary of Holdings that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(11) the incurrence by Holdings or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, letters of credit, performance bonds, surety bonds, appeal bonds or other similar bonds in the ordinary course of business; provided, however, that upon the drawing of letters of credit for reimbursement obligations, including with respect to workers’ compensation claims, or the incurrence of other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, such obligations are reimbursed within 30 days following such drawing or incurrence;

(12) the incurrence by Holdings or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, so long as such Indebtedness is extinguished within five business days;

(13) the incurrence of Indebtedness arising from agreements of Holdings or a Restricted Subsidiary of Holdings providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of Holdings or any Restricted Subsidiary of Holdings; provided that (A) the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Holdings and its Subsidiaries in connection with such disposition and (B) such Indebtedness is not reflected in the balance sheet of Holdings or any Restricted Subsidiary of Holdings (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (B));

(14) the incurrence by any Foreign Subsidiary of KRATON Polymers, in an amount not to exceed $50.0 million at any time outstanding; provided that after giving effect to such Indebtedness, KRATON Polymers would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (ii) of the first paragraph of this covenant;

(15) the incurrence of Indebtedness resulting from endorsements of negotiable instruments for collection in the ordinary course of business;

(16) Indebtedness, Disqualified Stock or preferred stock of Persons that are acquired by Holdings or any Restricted Subsidiary (including by way of merger or consolidation) in accordance with the terms of the indenture; provided that such Indebtedness, Disqualified Stock or preferred stock is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition or merger,

(a) in the case of an acquisition by or merger with Holdings or any Restricted Subsidiary of Holdings (other than KRATON Polymers and its Restricted Subsidiaries), either (1) Holdings would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of this covenant, or (2) Holdings’ Fixed Charge Coverage Ratio after giving pro forma effect to such acquisition or merger would be equal to or greater than Holdings’ actual Fixed Charge Coverage Ratio immediately prior to such acquisition or merger; or

(b) in the case of an acquisition by or merger with KRATON Polymers or any Restricted Subsidiary of KRATON Polymers, either (1) KRATON Polymers would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (ii) of the first paragraph of this covenant, or (2) KRATON Polymers’ Fixed Charge Coverage Ratio after giving pro forma effect to such acquisition or merger would be greater than KRATON Polymers’ actual Fixed Charge Coverage Ratio immediately prior to such acquisition or merger;

(17) Indebtedness of Holdings or a Restricted Subsidiary in respect of netting services, overdraft protection and otherwise in connection with deposit accounts; provided that such Indebtedness remains outstanding for ten business days or less;

(18) the incurrence by Holdings or any of its Restricted Subsidiaries of Indebtedness in connection with, or in contemplation of, the acquisition of Equity Interests of KRATON JSR Elastomers K.K., including all Permitted Refinancing Indebtedness and all Replacement Preferred Stock incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness, Disqualified Stock and preferred stock incurred or issued pursuant to this clause (18), in an aggregate amount not to exceed $20.0 million;

(19) the incurrence of Indebtedness of KRATON JSR Elastomers K.K., existing as of December 23, 2003 and deemed to be incurred by such entity on the date on which such entity becomes a Restricted Subsidiary of Holdings, including all Permitted Refinancing Indebtedness and all Replacement Preferred Stock incurred to renew, refund, refinance, replace, defease or discharge such Indebtedness, in an aggregate amount not to exceed $35.0 million; and

(20) the incurrence or issuance by Holdings or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate principal amount (or accreted value or liquidation preference, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness and all Replacement Preferred Stock incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness, Disqualified Stock and preferred stock incurred or issued pursuant to this clause (20), not to exceed $75.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (20) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Holdings will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt above. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, except as otherwise provided herein, in each such case, that the amount thereof is included in Fixed Charges of Holdings as accrued (other than the reclassification of preferred stock as Indebtedness due to a change in accounting principles).

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Holdings or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency will be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that (1) the U.S. dollar-equivalent principal amount of any such Indebtedness outstanding or committed on the date of the indenture will be calculated based on the relevant currency exchange rate in effect on the date of the indenture, and (2) if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, will be calculated based on the currency exchange rate applicable to the currencies in which the respective Indebtedness is denominated that is in effect on the date of such refinancing.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuers will not permit any Restricted Subsidiary, directly or indirectly, to guarantee the payment of any Indebtedness of Holdings unless:

(a) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee will be senior to or pari passu with such Restricted Subsidiary’s Guarantee of or pledge to secure such other Indebtedness; and

(b) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that:

(1) such Guarantee has been duly executed and authorized and

(2) such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

The Guarantee by such Restricted Subsidiary of the notes will automatically and unconditionally be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of such Restricted Subsidiary (including by way of merger or consolidation) to a Person that is not Holdings or (either before or after giving effect to such transaction) a Restricted Subsidiary of Holdings, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Holdings or a Restricted Subsidiary of Holdings, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if Holdings designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”; and

(4) upon the release or discharge of the Guarantee by such Restricted Subsidiary of the Indebtedness that resulted in the obligation to guarantee the notes; provided that such Restricted Subsidiary does not guarantee any other Indebtedness of Holdings.

The form of the note Guarantee is attached as an exhibit to the indenture.

Liens

Holdings will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness of Holdings upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Holdings or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Holdings or any of its Restricted Subsidiaries;

(2) make loans or advances to Holdings or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to Holdings or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Indebtedness under the Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture and the notes;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Restricted Subsidiary acquired by Holdings or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of all or substantially all the Capital Stock or the assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) customary provisions imposed on the transfer of copyrighted or patented materials; and

(13) any other Indebtedness, Disqualified Stock or preferred stock of any Restricted Subsidiaries of Holdings permitted to be incurred or issued, as applicable, subsequent to the date of the indenture pursuant to the provisions of the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and, in each case, (A) the provisions relating to such encumbrance or restriction contained in such Indebtedness are no less favorable to Holdings, taken as a whole, than the provisions contained in the Existing Credit Agreement as in effect on the date of the indenture or (B) any encumbrance or restriction contained in such Indebtedness does not prohibit (except upon a default or event of default thereunder) the payment of dividends in an amount sufficient to make scheduled payments of cash interest of the notes when due.

Merger, Consolidation or Sale of Assets

Holdings will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Holdings is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Holdings and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Holdings is the surviving entity; or (b) the Person formed by or surviving any such consolidation or merger (if other than Holdings) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Holdings) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Holdings under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee; provided, however, that at all times, a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia must be a co-issuer of the notes;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) Holdings or the Person formed by or surviving any such consolidation or merger (if other than Holdings), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period:

(a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b) have a Fixed Charge Coverage Ratio that is equal to or greater than the actual Fixed Charge Coverage Ratio of Holdings immediately prior to such transaction.

In addition, Holdings will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of Holdings with an Affiliate solely for the purpose of reincorporating Holdings in another jurisdiction or any other transaction the sole purpose of which is to reorganize Holdings as a corporation; and

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Holdings and its Restricted Subsidiaries.

Transactions with Affiliates

Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Holdings involving aggregate consideration in excess of $5.0 million (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that, taken as a whole, are not materially less favorable to Holdings or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Holdings or such Restricted Subsidiary with an unrelated Person; and

(2) Holdings delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of Holdings set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors of Holdings; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, an opinion as to the fairness to Holdings or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by Holdings or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among Holdings and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of Holdings) that is an Affiliate of Holdings solely because Holdings owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees;

(5) any issuance of Equity Interests (other than Disqualified Stock) of Holdings to Affiliates of Holdings;

(6) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;”

(7) payment of Subordinated Management Fees not in excess of $2.0 million per annum pursuant to the Management Services Agreement as in effect on December 23, 2003 and the reimbursement of all other expenses;

(8) loans (or cancellation of loans) or advances to employees in the ordinary course of business;

(9) transactions with customers, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services, in each case which are in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the indenture, and which are fair to Holdings or its Restricted Subsidiaries, as applicable, in the reasonable determination of the Board of Directors or the senior management of Holdings or its Restricted Subsidiaries, as applicable, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the existence of, or the performance by Holdings or any Restricted Subsidiary of their obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the date of the indenture as described above under the caption “Certain Relationships and Related Party Transactions” and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by Holdings or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the date of the indenture will only be permitted by this clause to the extent that the terms of any such amendment or new agreement are not disadvantageous to the holders of the notes in any material respect;

(11) sales of accounts receivables, or participations therein, in connection with any Receivables Facility;

(12) Permitted Payments to Parent;

(13) any management, financial advisory, financing, underwriting or placement services or any other investment banking, banking or similar services involving Holdings and any of its Restricted Subsidiaries (including, without limitation, any payments in cash, Equity Interests or other consideration made by Holdings or any of its Restricted Subsidiaries in connection therewith) on the one hand and the Permitted Holders on the other hand, which services (and payments and other transactions in connection therewith) are approved by a majority of the members of the Board of Directors of Holdings in good faith;

(14) the issuance or sale of any Capital Stock by Holdings;

(15) the issuance of Equity Interests in Holdings or any Restricted Subsidiary for compensation purposes;

(16) intellectual property licenses in the ordinary course of business; and

(17) Existing Indebtedness and any other obligations pursuant to an agreement existing on the date of the indenture, including any amendment thereto (so long as such amendment is not disadvantageous to the holders of the notes in any material respect).

Business Activities

Holdings will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Holdings and its Restricted Subsidiaries taken as a whole.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Holdings may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Holdings and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Holdings. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Holdings may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of Holdings as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Holdings as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” Holdings will be in default of such covenant. The Board of Directors of Holdings may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Holdings; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Holdings of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and (2) no Default or Event of Default would be in existence following such designation.

Limitation on Sale Leaseback Transactions

Holdings will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Holdings or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) Holdings or that Restricted Subsidiary could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the applicable Fixed Charge Coverage Ratio test in the first paragraph or under item (5) of the second paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens;”

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors of Holdings and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and Holdings applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Payments for Consent

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Existence of Corporate Co-Issuer

Holdings will always maintain a wholly-owned Restricted Subsidiary of Holdings organized as a corporation under the laws of the United States of America, any State thereof or the District of Columbia that will serve as a co-issuer of the exchange notes unless Holdings is itself a corporation under the laws of the United States of America, any State thereof or the District of Columbia.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Holdings will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Holdings were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Holdings were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Holdings’ consolidated financial statements by Holdings’ certified independent accountants. In addition, following the consummation of the exchange offer, Holdings will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time after consummation of the exchange offer, Holdings is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Holdings will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Holdings will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Holdings’ filings for any reason, Holdings will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Holdings were required to file those reports with the SEC.

In addition, Holdings agrees that, for so long as any notes remain outstanding, if at any time it is not required to file with the SEC the reports required by the preceding paragraphs, it will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the Accreted Value of, or premium, if any, on, the notes;

(3) failure by Holdings or any of its Restricted Subsidiaries to comply with the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4) failure by Holdings or any of its Restricted Subsidiaries for 45 days after notice to Holdings by the trustee or the holders of at least 25% in aggregate principal amount at maturity of the notes then outstanding voting as a single class to comply with the provisions described above under the caption “—Repurchase at the Option of Holders—Change of Control” or under the caption “—Certain Covenants;”

(5) failure by Holdings or any of its Restricted Subsidiaries for 60 days after notice to Holdings by the trustee or the holders of at least 25% in aggregate principal amount at maturity of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Holdings or any of its Significant Subsidiaries (or the payment of which is guaranteed by Holdings or any of its Significant Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default ”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(7) with respect to any judgment or decree for the payment of money (net of any amount covered by insurance issued by a reputable and creditworthy insurer that has not contested coverage or reserved rights with respect to an underlying claim) in excess of $25.0 million or its foreign currency equivalent against Holdings or any Restricted Subsidiary, the failure by Holdings or such Restricted Subsidiary, as applicable, to pay such judgment or decree, which judgment or decree has remained outstanding for a period of 60 days after such judgment or decree became final and nonappealable without being paid, discharged, waived or stayed; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to either Issuer or any Subsidiary that is a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to either Issuer or any Restricted Subsidiary of Holdings that is a Significant Subsidiary, the Accreted Value of all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount at maturity of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount at maturity of the then outstanding initial notes and exchange notes taken together may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of Accreted Value, interest or premium, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of Accreted Value, premium, if any, or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount at maturity of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount at maturity of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount at maturity of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the Accreted Value of, the notes.

The Issuers are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the trustee within 30 days a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, member or other holder of Equity Interests of the Issuers, as such, will have any liability for any obligations of the Issuers under the exchange notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of exchange notes by accepting an exchange note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the exchange notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may at any time, elect to have all of their obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the Accreted Value of, or interest or premium, if any, on, such notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released (“Covenant Defeasance”) with respect to the covenants described under “—Repurchase at the Option of Holders—Change of Control” and “—Certain Covenants” and with respect to certain Events of Default (including bankruptcy default with respect to Significant Subsidiaries, cross-default and judgment default) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the exchange notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the Accreted Value of, or interest and premium, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuers must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Holdings or any of its Subsidiaries is a party or by which Holdings or any of its Subsidiaries is bound;

(5) the Issuers must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or others; and

(6) the Issuers must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount at maturity of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in aggregate principal amount at maturity of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount at maturity of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the Accreted Value of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of Accreted Value of, or interest or premium, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount at maturity of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of Accreted Value of, or interest or premium, if any, on, the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”); or

(8) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Issuers and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Holdings’ obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of Holdings’ assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8) to add Guarantees with respect to the notes; or

(9) to issue the Exchange Notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for Accreted Value, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuers are a party or by which the Issuers are bound;

(3) the Issuers have paid or caused to be paid all sums payable by them under the indenture; and

(4) the Issuers have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Issuers must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of the Issuers, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount at maturity of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Polymer Holdings LLC, 700 Milam Street, 13th Floor, North Tower, Houston, Texas 77002, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

The exchange notes are being offered in exchange for the initial notes. Except as set forth below, the exchange notes will be issued in registered, global form in minimum denominations of $5,000 principal amount at maturity and integral multiples of $1,000 in excess thereof. The exchange notes will be issued only after acceptance of the initial notes.

The exchange notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuers take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuers that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuers that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants tendering initial notes with portions of the applicable Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the Accreted Value of, and interest and premium, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Issuers and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the trustee nor any agent of the Issuers or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining,

supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Issuers that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Issuers. Neither the Issuers nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the Issuers and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Issuers that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Issuers, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Same Day Settlement and Payment

The Issuers will make payments in respect of the notes represented by the Global Notes (including Accreted Value, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by

DTC or its nominee. The Issuers will make all payments of Accreted Value, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in The PORTALSM Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuers that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Accreted Value” means, as of any date of determination prior to January 15, 2009, an amount per $1,000 principal amount at maturity of notes that is equal to the sum of:

(1) the initial offering price per $1,000 principal amount at maturity of such notes; and

(2) that portion of the excess of the principal amount at maturity per $1,000 principal amount at maturity of each note over such initial offering price per $1,000 principal amount at maturity as shall have been accreted thereon through such date, such amount to be so accreted on a daily basis at the rate of 12.000% per annum of the initial offering price of the notes, compounded semi-annually on each January 15 and July 15 from the date of issuance of the notes through the date of determination computed on the basis of a 360-day year of twelve 30-day months.

As of any date of determination on or after January 15, 2009, the “Accreted Value” of a note shall equal the principal amount at maturity of such note. Notwithstanding the foregoing,

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the transactions contemplated by the Agreement and Plan of Merger by and among Ripplewood Chemical Holding LLC, KRATON Polymers, TPG Polymer Holdings LLC and TPG Polymer Acquisition LLC dated as of November 5, 2003, including the borrowings under the Existing Credit Agreement and the Existing Notes.

“Additional Assets” means any property or assets (other than Indebtedness and Capital Stock) to be used by Holdings or a Restricted Subsidiary in a Permitted Business.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that (except in the case of the use of the term “Affiliate” in the definition of “Permitted Holders”), beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the Accreted Value of the note; or

(2) the excess of:

(a) the present value at such redemption date of the redemption price of the note at January 15, 2009 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the Accreted Value of the note at such redemption date.

“Asset Sale” means:

(1) the sale, lease (other than operating leases), conveyance or other disposition of any assets or rights outside of the ordinary course of business; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Holdings and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Holdings’ Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries (other than directors’ qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than Holdings or a Restricted Subsidiary).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2) a transfer of assets between or among Holdings and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of Holdings to Holdings or to a Restricted Subsidiary of Holdings;

(4) the sale or lease of products, services or accounts receivable (including at a discount) in the ordinary course of business and any sale or other disposition of damaged, worn-out, negligible, surplus or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7) a sale and leaseback transaction with respect to any assets within 90 days of the acquisition of such assets;

(8) any exchange of like-kind property of the type described in Section 1031 of the Code for use in a Permitted Business;

(9) the sale or disposition of any assets or property received as a result of a foreclosure by Holdings or any of its Restricted Subsidiaries on any secured Investment or any other transfer of title with respect to any secured Investment in default;

(10) the licensing of intellectual property in the ordinary course of business or in accordance with industry practice; and

(11) a sale of accounts receivable and related assets pursuant to a Receivables Facility.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in good faith by a responsible financial or accounting officer of Holdings.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars, euros, pounds sterling, Japanese yen and local currencies held by foreign Restricted Subsidiaries from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

(3) direct obligations issued by any state of the United States of America or any political subdivision of any such state, or any public instrumentality thereof, in each case having maturities of not more than twelve months from the date of acquisition;

(4) certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Existing Credit Agreement or with any domestic commercial bank that is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator) and has Tier 1 Capital (as defined in such regulations) of not less than $100.0 million;

(5) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and, in each case, maturing within 12 months after the date of acquisition;

(7) Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from Standard & Poor’s Rating Services or “A2” or higher from Moody’s Investors Service, Inc. with maturities of 12 months or less from the date of acquisition; and

(8) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Holdings and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than Permitted Holders;

(2) the adoption of a plan relating to the liquidation or dissolution of Holdings (other than a plan with respect to Holdings adopted solely for the purpose of reorganizing Holdings as a corporation);

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Holdings, measured by voting power rather than number of shares; provided, however, for purposes of this clause (3), each Person will be deemed to beneficially own any Voting Stock of another Person held by one or more of its Subsidiaries; or

(4) after an initial public offering of Holdings or any direct or indirect parent of Holdings, the first day on which a majority of the members of the Board of Directors of Holdings are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Consolidated Adjusted EBITDA” means, with respect to any specified Person for any period (the “Measurement Period”), the Consolidated Net Income of such Person for such period plus, without duplication and to the extent deducted in determining such Consolidated Net Income, the amounts for such period of:

(1) the Fixed Charges of such Person and its Restricted Subsidiaries for the Measurement Period; plus

(2) the consolidated income tax expense of such Person and its Restricted Subsidiaries for the Measurement Period; plus

(3) the consolidated depreciation expense of such Person and its Restricted Subsidiaries for the Measurement Period; plus

(4) the consolidated amortization expense of such Person and its Restricted Subsidiaries for the Measurement Period; plus

(5) up to $2,000,000 in Subordinated Management Fees plus reasonable out-of-pocket expenses incurred by Holdings or any of its Subsidiaries during the Measurement Period pursuant to the Management Services Agreement as described above under the caption “Certain Relationships and Related Party Transactions;” plus

(6) fees, costs and expenses paid or payable in cash by Holdings or any of its Subsidiaries during the Measurement Period in connection with the Acquisition (including, without limitation, retention payments paid as an incentive to retained employees in connection with the Acquisition); plus

(7) other non-cash items for the Measurement Period reducing Consolidated Net Income (including, without limitation, such reductions in respect of the non-recurring write-up of inventory or any other assets from the application of purchase accounting in connection with any transactions and excluding any such non-cash item to the extent representing an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period); plus

(8) any non-recurring out-of-pocket expenses or charges for the Measurement Period relating to any offering of Equity Interests by Holdings, KRATON Polymers or any direct or indirect parent of Holdings, any Asset Sale, Investment or merger, recapitalization or acquisition transactions made by Holdings or any of its Restricted Subsidiaries, or any Indebtedness incurred by Holdings or any of its Restricted Subsidiaries (in each case, whether or not successful); plus

(9) Specified Severance-Related Restructuring Charges for the Measurement Period; plus

(10) Specified Other Restructuring Charges for the Measurement Period; plus

(11) Specified Cost Savings for the Measurement Period; minus

(12) without duplication, other non-cash items increasing Consolidated Net Income for the Measurement Period (excluding any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential Cash item in any prior period).

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or other distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders unless such restriction or limitation is permitted by the covenant described under “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;”

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) the actual plant turnaround costs and expenses incurred during such period (up to a maximum of $6.0 million), less $2.0 million (which may result in a negative amount) will be excluded;

(5) the amortization of any premiums, fees or expenses incurred in connection with the Acquisition or any amounts required or permitted by Accounting Principles Board Opinions Nos. 16 (including non-cash write-ups and non-cash charges relating to inventory and fixed assets, in each case arising in connection with the Acquisition) and 17 (including non-cash charges relating to intangibles and goodwill), in each case in connection with the Acquisition, will be excluded;

(6) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries will be excluded; and

(7) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss will be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Holdings who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Existing Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or any other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities and including any refinancing that increases the amount borrowed thereunder) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means any noncash consideration received by Holdings or a Restricted Subsidiary in connection with an Asset Sale that is designated as Designated Noncash Consideration pursuant to an officers’ certificate, executed by the president and the principal financial officer of Holdings.

“Designated Preferred Stock” means preferred stock of Holdings (other than Disqualified Stock), that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an officers’ certificate executed on the date of such issuance.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 90 days after the date on which the notes mature. Notwithstanding the preceding sentence, (x) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Holdings or the Subsidiary that issued such Capital Stock to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock, (y) any Capital Stock that would constitute Disqualified Stock solely as a result of any redemption feature that is conditioned upon, and subject to, compliance with the covenant described above under “—Certain Covenants—Restricted Payments” will not constitute Disqualified Stock and (z) any Capital Stock issued to any plan for the benefit of employees will not constitute Disqualified Stock solely because it may be required to be repurchased by Holdings or the Subsidiary that issued such Capital Stock in order to satisfy applicable statutory or regulatory obligations. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Holdings and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of Holdings that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees any Indebtedness of KRATON Polymers under the Existing Credit Agreement.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private offering of Qualified Capital Stock of Holdings, KRATON Polymers or a direct or indirect parent of Holdings.

“Exchange Offer” has the meaning set forth for such term in the registration rights agreement.

“Exchange Notes” means the notes issued in the Exchange Offer pursuant to the registration rights agreement.

“Excluded Contributions” means net cash proceeds, marketable securities or Qualified Proceeds received by Holdings from (i) contributions to its common equity capital, and (ii) the sale (other than to a Subsidiary of Holdings or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of Holdings) of Equity Interests (other than Disqualified Stock and Designated Preferred Stock) of Holdings, in each case designated as Excluded Contributions pursuant to an officers’ certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, that are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Restricted Payments.”

“Existing Credit Agreement” means that certain Credit and Guaranty Agreement, dated as of December 23, 2003, by and among Holdings and KRATON Polymers, certain subsidiaries of KRATON Polymers, various lenders, Goldman Sachs Credit Partners L.P., UBS Securities LLC, UBS AG, Stamford Branch, Credit Suisse First Boston, acting through its Cayman Islands Branch, Morgan Stanley Senior Funding Inc. and General Electric Capital Corporation providing for up to $360.0 million of term loans and $60.0 million of revolving credit borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced by any other Indebtedness (including by means of sales of debt securities and including any refinancing that increases the amount borrowed thereunder) in whole or in part from time to time.

“Existing Indebtedness” means Indebtedness of Holdings and its Subsidiaries existing on December 23, 2003, including, without limitation, the Existing Notes, plus interest accruing thereon, but excluding Indebtedness outstanding on such date under Credit Facilities.

“Existing Notes” means the 8.125% Senior Subordinated Notes due 2014 issued by KRATON Polymers and KRATON Capital and any exchange notes issued in exchange therefor, together with any Guarantees thereof.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Holdings (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Adjusted EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock or Disqualified Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock or Disqualified Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) Investments, acquisitions, mergers, consolidations and dispositions that have been made by the specified Person or any of its Restricted Subsidiaries, or any Person or any of its Restricted Subsidiaries acquired by, merged or consolidated with the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Adjusted EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness).

For purposes of this definition, whenever pro forma effect is given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Holdings. For purposes of determining whether any Indebtedness constituting a Guarantee may be incurred, the interest on the Indebtedness to be guaranteed shall be included in calculating the Fixed Charge Coverage Ratio on a pro forma basis. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of Holdings to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Holdings may designate.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs (other than those debt issuance costs associated with the Acquisition) and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all cash payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, but only to the extent that such Guarantee or Lien is called upon; plus

(4) all cash dividends paid on any series of preferred stock of such Person or any of its Restricted Subsidiaries (other than Disqualified Stock, or to Holdings or a Restricted Subsidiary of Holdings),

in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of Holdings that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) and the payment for which the United States pledges its full faith and credit.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holdings” means Polymer Holdings LLC, a Delaware limited liability company and any and all successors thereto.

“Indebtedness” means, with respect to any specified Person, the principal and premium (if any) of any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (other than letters of credit issued in respect of trade payables);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than twelve months after such property is acquired or such services are completed (except any such balance that constitutes a trade payable or similar obligation to a trade creditor); or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Holdings or any Restricted Subsidiary of Holdings sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Holdings such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Holdings, Holdings will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Holdings’ Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by Holdings or any Restricted Subsidiary of Holdings of a Person that holds an Investment in a third Person will be deemed to be an Investment by Holdings or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“KRATON Capital” means KRATON Polymers Capital Corporation, a Delaware corporation.

“KRATON Polymers” means KRATON Polymers LLC, a Delaware limited liability company.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Management Services Agreement” means the Management Services Agreement as in effect on December 23, 2003, as described under the caption “Certain Relationships and Related Party Transactions.”

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by Holdings or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, including taxes resulting from the transfer of the proceeds of such Asset Sale to Holdings or KRATON Polymers, in each case, after taking into account:

(1) any available tax credits or deductions and any tax sharing arrangements;

(2) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness of any Restricted Subsidiary of Holdings, secured by a Lien on the asset or assets that were the subject of such Asset Sale;

(3) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP;

(4) any reserve for adjustment in respect of any liabilities associated with the asset disposed of in such transaction and retained by Holdings or any Restricted Subsidiary after such sale or other disposition thereof; and

(5) any distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale;

provided that any net proceeds of an Asset Sale by a Foreign Subsidiary that are subject to restrictions on repatriation to Holdings or its Restricted Subsidiaries will not be considered Net Proceeds for so long as such proceeds are subject to such restrictions.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Holdings nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Holdings or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Holdings or any of its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means any business engaged in by Holdings or any of its Restricted Subsidiaries on December 23, 2003 and any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which Holdings and its Restricted Subsidiaries are engaged on December 23, 2003, including, without limitation, manufacturing styrenic block copolymers and other related activities in the elastomers business.

“Permitted Holders” means TPG Partners III, L.P., TPG Partners IV, L.P., J.P. Morgan Partners, LLC and their respective Affiliates and Stephen M. Wood and his immediate family members.

“Permitted Investments” means:

(1) any Investment in Holdings or in a Restricted Subsidiary of Holdings;

(2) any Investment in Cash Equivalents;

(3) any Investment by Holdings or any Restricted Subsidiary of Holdings in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Holdings; or

(b) such Person, in one transaction or a series of transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Holdings or a Restricted Subsidiary of Holdings;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any Investment solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Holdings;

(6) any Investments received in compromise, settlement or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Holdings or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, (B) litigation, arbitration or other disputes with Persons who are not Affiliates or (C) as a result of a foreclosure by Holdings or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Investments represented by Hedging Obligations;

(8) any Investment in payroll, travel and similar advances to cover business-related travel expenses, moving expenses or other similar expenses, in each case incurred in the ordinary course of business;

(9) Investments in receivables owing to Holdings or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Holdings or any such Restricted Subsidiary deems reasonable under the circumstances;

(10) loans or advances to employees made in the ordinary course of business of Holdings or the Restricted Subsidiary of Holdings in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(11) Investments existing as of the date of the indenture or an Investment consisting of any extension, modification or renewal of any Investment existing as of the date of the indenture (excluding any such extension, modification or renewal involving additional advances, contributions or other investments of cash or property or other increases thereof unless it is a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms, as of the date of the indenture, of the original Investment so extended, modified or renewed);

(12) repurchases of the notes and the Existing Notes;

(13) any Investment by Holdings or any of its Restricted Subsidiaries in a Person that is primarily engaged in a Permitted Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding not to exceed $50.0 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (13) is made in any Person that is not a Restricted Subsidiary of Holdings at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of Holdings after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (13) for so long as such Person continues to be a Restricted Subsidiary; and

(14) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding not to exceed $30.0 million.

“Permitted Liens” means:

(1) Liens on assets of Holdings securing Indebtedness and other obligations incurred pursuant to either clause (1) or (20) of the second paragraph of, or Credit Facilities of Restricted Subsidiaries of Holdings guaranteed by Holdings and otherwise permitted by, the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and/or securing Hedging Obligations related thereto;

(2) Liens in favor of Holdings or any of its Restricted Subsidiaries;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Holdings or any Subsidiary of Holdings; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Holdings or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by Holdings or any Restricted Subsidiary of Holdings; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (5) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the notes;

(12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(13) Liens incurred in the ordinary course of business of Holdings or any Subsidiary of Holdings with respect to obligations that do not exceed $5.0 million at any one time outstanding.

“Permitted Payments to Parent” means

(1) payments, directly or indirectly, to any direct or indirect holding company of Holdings to be used by such company to pay franchise or similar taxes and fees required to maintain its corporate existence and other taxes; provided that:

(a) the amount of such dividends, distributions or advances paid shall not exceed the actual amount of such franchise or similar taxes and fees of such company required to maintain its corporate existence and other taxes, each as applicable; and

(b) such payments are used by such company for such purposes within 90 days of the receipt of such payments; and

(2) payments, directly or indirectly, to a direct or indirect holding company of Holdings if the proceeds thereof are used to pay general corporate and overhead expenses (including salaries and other compensation of employees) incurred in the ordinary course of its business or of the business of its parent holding company as a direct or indirect holding company for Holdings, which together with any payments received by Holdings from KRATON Polymers for similar expenses incurred by Holdings do not exceed $1.0 million during any calendar year.

“Permitted Refinancing Indebtedness” means any Indebtedness of Holdings or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Holdings or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred:

(a) by Holdings; or

(b) by any Restricted Subsidiary of Holdings if the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is a Restricted Subsidiary of Holdings.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Qualified Proceeds” means any of the following or any combination of the following:

(1) Cash Equivalents;

(2) the Fair Market Value of assets that are used or useful in the Permitted Business; and

(3) the Fair Market Value of the Capital Stock of any Person engaged primarily in a Permitted Business if, in connection with the receipt by Holdings or any of its Restricted Subsidiaries of such Capital Stock, such Person becomes a Restricted Subsidiary or such Person is merged or consolidated into Holdings or any Restricted Subsidiary;

provided that Qualified Proceeds shall not include Excluded Contributions.

“Receivables Facility” means one or more receivables financing facilities, as amended from time to time, the Indebtedness of which is non-recourse (except for standard representations, warranties, covenants and indemnities made in connection with such facilities) to Holdings and any of its Restricted Subsidiaries pursuant to which Holdings or any of its Restricted Subsidiaries sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Replacement Preferred Stock” means any Disqualified Stock or preferred stock of Holdings or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace or discharge any other preferred stock of Holdings or any of its Restricted Subsidiaries (other than intercompany preferred stock); provided that such Replacement Preferred Stock is issued by Holdings or by the Restricted Subsidiary who is the issuer of the preferred stock being renewed, refunded, refinanced, replaced or discharged.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Specified Cost Savings” means, for purposes of calculating Consolidated Adjusted EBITDA for any specified Measurement Period, the amount of cost savings in respect of cost reduction efforts, calculated on a pro forma basis as though such cost savings had been achieved on the first day of the Measurement Period, pursuant to specific actions taken during the Measurement Period minus the amount of actual benefits realized for the Measurement Period from such actions (provided that (1) such actions are commenced within 24 months of December 23, 2003, (2) the amount of cost savings added pursuant to clause (11) of the definition of Consolidated Adjusted EBITDA shall not exceed $10,000,000 during the Measurement Period, (3) no amount shall be added pursuant to clause (11) of the definition of Consolidated Adjusted EBITDA to the extent any expenses or charges relating to such cost savings are added back pursuant to clause (9) or clause (10) of the definition of Consolidated Adjusted EBITDA with respect to the Measurement Period and (4) any such cost savings shall be certified to the trustee in writing in reasonable detail by the chief financial officer of Holdings and, if they exceed $2,000,000, by the Board of Directors of Holdings).

“Specified Other Restructuring Charges” means, for purposes of calculating Consolidated Adjusted EBITDA for any specified Measurement Period, any non-recurring cash restructuring expenses or charges incurred on or after December 23, 2003 (other than those in respect of employee severance) relating to either the Acquisition or cost reduction efforts in an aggregate amount not to exceed the sum of (i) $5,000,000 plus (ii) the amount, if any, by which (A) $10,000,000 (or such lesser amount calculated pursuant to clause (y) of the proviso below) exceeds (B) the amount of any non-recurring cash restructuring expenses or charges incurred on or after December 23, 2003 (other than those in respect of employee severance) relating to either the Acquisition or cost reduction efforts during the eight consecutive full fiscal quarters (or such lesser number of full fiscal quarters since December 23, 2003) immediately prior to the Measurement Period; provided that (x) the aggregate amount added back pursuant to clause (10) of the definition of Consolidated Adjusted EBITDA plus the amount added back pursuant to clause (9) of the definition of Consolidated Adjusted EBITDA shall not exceed $15,000,000 for the Measurement Period and (y) the maximum carryover amount pursuant to clause (ii) above shall accumulate at the rate of $1,250,000 per fiscal quarter commencing with the fiscal quarter ending March 31, 2005.

“Specified Severance-Related Restructuring Charges” means, for purposes of calculating Consolidated Adjusted EBITDA for any specified Measurement Period, any non-recurring cash restructuring expenses or charges incurred on or after December 23, 2003 in respect of employee severance relating to either the Acquisition or cost reduction efforts in an aggregate amount not to exceed the sum of (i) $3,000,000 plus (ii) the amount, if any, by which (A) $6,000,000 (or such lesser amount calculated pursuant to clause (y) of the proviso below) exceeds (B) the amount of any nonrecurring cash restructuring expenses or charges incurred on or after December 23, 2003 in respect of employee severance relating to either the Acquisition or cost reduction efforts during the eight consecutive full fiscal quarters (or such lesser number of full fiscal quarters since December 23, 2003) immediately prior to the Measurement Period; provided that (x) the aggregate amount added back pursuant to clause (9) of the definition of Consolidated Adjusted EBITDA plus the amount added back pursuant to clause (10) of the definition of Consolidated Adjusted EBITDA shall not exceed $15,000,000 for the Measurement Period and (y) the maximum carryover amount pursuant to clause (ii) above shall accumulate at the rate of $750,000 per fiscal quarter commencing with the fiscal quarter ending March 31, 2005.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Management Fees” means the management fees payable pursuant to the Management Services Agreement which in the event of a bankruptcy of Holdings shall be subordinated to the prior payment in full, in cash, of all Obligations due in respect of the notes (including interest after the commencement of any bankruptcy proceeding at the rate specified in the notes) and payment of which shall be suspended during the continuance of a payment default in respect of the notes.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal

Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to January 15, 2009; provided, however, that if the period from the redemption date to January 15, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of Holdings and any Subsidiary of an Unrestricted Subsidiary that is designated by the Board of Directors of Holdings as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Holdings or any Restricted Subsidiary of Holdings unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Holdings or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Holdings;

(3) is a Person with respect to which neither Holdings nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Holdings or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes. This discussion does not describe all of the tax consequences that may be relevant to particular holders in light of their particular circumstances (including tax rules that are generally known or are of general application) or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding initial notes or exchange notes as part of a “straddle,” “hedge,” or “conversion” transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	subchapter S corporations; and

•	tax exempt entities.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, in each case as of the date hereof, changes to any of which subsequent to the date of this document may affect the tax consequences described herein, possibly with retroactive effect. This summary assumes that investors hold their initial notes, and will hold their exchange notes, as “capital assets” (generally, property held for investment) under the Code, and acquired their notes at issuance at their initial issue price.

Prospective purchasers of the exchange notes are urged to consult their tax advisors concerning the United States federal income tax consequences to them of acquiring, owning and disposing of the notes in light of their particular circumstances, as well as any consequences arising under the laws of any state, local and foreign taxing jurisdictions.

Certain Tax Consequences to the Company

Because (i) the yield-to-maturity on the notes equals or exceeds the sum of (x) the “applicable federal rate” (as determined under Section 1274(d) of the Code) in effect for the calendar month in which the notes were issued (the “AFR”) and (y) 5 percentage points, (ii) the maturity date of the notes is more than 5 years from the date of issue and (iii) the notes have “significant” original issue discount (“OID”), the notes will be considered “applicable high yield discount obligations.” As a result, we will not be allowed to take a deduction for OID accrued on the notes for U.S. federal income tax purposes until such time as we actually pay such OID in cash or in other property (other than our stock or indebtedness issued by us or by a person deemed to be related to us under Section 453(f)(1) of the Code).

To the extent the yield-to-maturity on the notes exceeds the sum of (x) the AFR and (y) 6 percentage points (such excess shall be referred to hereinafter as the “disqualified yield”), the deduction for interest (including OID) accrued on the notes will be permanently disallowed (regardless of whether we actually pay such interest or OID in cash or in other property) for U.S. federal income tax purposes to the extent such interest or OID is attributable to the disqualified yield on the notes (“dividend-equivalent interest”).

Tax Treatment of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of an initial note or exchange note that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	U.S. domestic corporation; or

•	any other person that is subject to tax on a net basis in respect of its income, gains and losses from this transaction.

The Exchange Offer

The exchange of initial notes for exchange notes in the exchange offer, as described under the heading “The Exchange Offer,” will not constitute a taxable event for U.S. Holders.

Interest

The initial notes were, and the exchange notes will be, issued with original issue discount for federal income tax purposes. Accordingly, you generally will be required to include original issue discount in income as it accrues under a constant yield method in advance of cash payments attributable to such income (regardless of whether you are a cash or accrual basis taxpayer). The amount of original issue discount with respect to an initial note or an exchange note for which it is exchanged will be the excess of the stated redemption price at maturity of such note over its issue price. The initial “issue price” of the notes for this purpose will be the first price at which a substantial amount of the initial notes were sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler). The stated redemption price at maturity will include all cash payments required to be made on the note whether denominated as principal or interest.

We will report annually to the Internal Revenue Service (“IRS”) and to record holders of the notes information with respect to original issue discount accruing during the calendar year.

As a U.S. Holder of a note you will be required to include in gross income an amount equal to the sum of the daily portions of original issue discount for each day during a taxable year in which the note is held without regard to when the cash or other payments attributable to such income are received. The daily portions of original issue discount will be determined by allocating the pro rata portion of the original issue discount that is allocable to the accrual period to each day in an accrual period. The amount of original issue discount that is allocable to an accrual period is generally equal to the product of the adjusted issue price of the note at the beginning of the accrual period (the issue price of the notes determined as described above, generally increased by all prior accruals of original issue discount and reduced by any cash payments on the notes) and the yield-to-maturity of the notes (the discount rate, which, when applied to all payments under the notes, results in a present value equal to the issue price of the notes). The “accrual period” for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. In the case of the final accrual period, the allocable original issue discount is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the accrual period. Each payment made under a note will be treated first as a payment of any accrued original issue discount that has not been allocated to prior payments and second as a payment of principal (which is not includable in income). A U.S. Holder of a note generally will not be required to include separately in income cash payments received on the notes to the extent such payments constitute payments of previously accrued original issue discount.

Disposition of notes

Generally, any sale, redemption or other taxable disposition of a note by you will result in taxable gain or loss equal to the difference between (1) the sum of the amount of cash and the fair market value of other property received with respect to such taxable sale, redemption or other distribution and (2) your adjusted tax basis in the note. Your adjusted tax basis for such note will equal the issue price of the note as discussed above, increased by any accrued original issue discount includable in your gross income and decreased by any cash payments received by you with respect to the note regardless of whether such payments were denominated as principal or interest.

Gain or loss recognized on the disposition of a note generally will be capital gain or loss (and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than one year). The distinction between capital gain or loss and ordinary income or loss is potentially significant because limitations apply to a U.S. Holder’s ability to offset capital losses against ordinary income and because long term capital gain recognized by U.S. Holders that are individuals generally will be subject to a lower maximum rate of taxation.

Applicable High Yield Discount Obligations

For purposes of the dividends-received deduction, the dividend-equivalent interest (as defined above under “—Certain Tax Consequences to the Company”), if any, will be treated as a dividend to the extent it is deemed to have been paid out of our current or accumulated earnings and profits.

Tax Treatment of Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to you if you are a holder of the notes that is, with respect to the United States, a foreign corporation or non-resident alien individual (a “Non-U.S. Holder”).

The Exchange Offer

The exchange of initial notes for exchange notes in the exchange offer, as described under “The Exchange Offer,” will not constitute a taxable event for a holder of the notes that is a Non-U.S. Holder.

Interest

In general, and subject to the discussion of backup withholding below, the payment or accrual of principal and interest on the notes by us or any of our agents to you will not be subject to withholding of U.S. federal income tax, provided that, with respect to payments of interest, (i) you do not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the Company and you are not a controlled foreign corporation related to the Company through stock ownership and (ii) you provide a statement (on Form W-8BEN) signed under penalties of perjury that includes your name and address and certification that you are a Non-U.S. Holder in compliance with applicable requirements, or otherwise satisfy certain documentary evidence requirements for establishing that you are a Non-U.S. Holder.

Subject to the discussion of withholding tax above and the discussion of backup withholding below, you will not be subject to U.S. federal income tax with respect to payments or accrual of interest on the notes unless such interest is effectively connected with the conduct by you of a trade or business in the United States, in which case you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the withholding tax, provided the certification requirements discussed above are satisfied) in the same manner as if you were a U.S. person as defined under the Code. In addition, in such a case, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such amount, subject to adjustments.

Disposition of notes. You will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a note, unless (i) such gain is effectively connected with the conduct by you of a trade or business in the United States or (ii) if you are an individual Non-U.S. Holder, you are present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business you maintain in the United States or (B) you have a tax home in the United States.

Information Reporting and Backup Withholding

Payments on the notes and proceeds of a sale of notes that are paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless you are (i) a corporation or other exempt recipient or (ii) provide a taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. Any amounts so withheld from distributions on the notes generally would be refunded by the Internal Revenue Service or allowed as a credit against your federal income tax, provided you make a timely filing of an appropriate tax return or refund claim. If you are a Non-U.S. Holder, you generally are not subject to U.S. information reporting requirements or U.S. backup withholding. However, as a Non-U.S. Holder you may be required to certify as to your non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facility

As part of the Acquisition, KRATON entered into a new senior secured credit agreement with various lenders, Goldman Sachs Credit Partners L.P., UBS Securities LLC, UBS AG, Stamford Branch, Credit Suisse First Boston, Morgan Stanley Senior Funding Inc. and General Electric Capital Corporation. The senior secured credit facility was amended in connection with the consummation of the sale of the initial notes. The following is a summary of the material terms of the senior secured credit facility, as amended. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the senior secured credit agreement.

Structure

The senior secured credit facility consists of:

•	a senior secured term loan of $360.0 million, which we refer to as the Term Facility, and

•	a senior secured revolving credit facility of up to $60.0 million, which we refer to as the Revolving Facility.

The full amount of the Term Facility was drawn in a single drawing at the closing to fund the Acquisition. Subject to customary conditions, including the absence of defaults under the senior secured credit agreement, amounts available under the Revolving Facility may be borrowed, repaid and reborrowed on or after the closing, as applicable, including in the form of letters of credit and swing line loans, until the maturity date thereof. The Revolving Facility may be utilized to fund our working capital and for other general corporate purposes.

Maturity, Amortization and Prepayment

The Term Facility has a maturity of seven years and amortizes in 24 consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the Term Facility during the first six years thereof, with the balance payable in four equal quarterly installments in year seven. Unless terminated earlier, the Revolving Facility has a maturity of five years and has a single maturity.

The senior secured credit facility is subject to mandatory prepayment with, in general, (1) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (2) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (3) 50% of the net cash proceeds of equity offerings (declining to 25%, if a leverage ratio is met); (4) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the senior secured credit facility); and (5) 50% of our excess cash flow (declining to 25%, if a leverage ratio is met). Any such prepayment is applied first to the Term Facility and thereafter to the Revolving Facility.

Interest and Fees

The term loans under the Term Facility bear interest at a rate equal to the adjusted Eurodollar rate plus 2.75% per annum or, at our option, the base rate plus 1.75% per annum, in each case declining by 0.25% if certain leverage ratios are attained and by a further 0.25% if certain ratings are obtained. The loans under the Revolving Facility initially bear interest at a rate equal to the adjusted Eurodollar rate plus 2.75% per annum or at our option, the base rate plus 1.75% per annum, and may decline by as much as 0.25% if certain leverage ratios are met. A commitment fee equal to 0.5% per annum times the daily average undrawn portion of the Revolving Facility accrues and is payable quarterly in arrears.

Guarantees

All of KRATON’s obligations under the senior secured credit facility are guaranteed by us and all of KRATON’s existing and subsequently acquired or organized domestic subsidiaries.

Security

The senior secured credit facility is secured by first priority security interests in substantially all of our and KRATON’s assets and the assets of the guarantors. In addition, the senior facilities are secured by a first priority security interest in 100% of KRATON’s capital stock, 100% of the capital stock of each of our domestic subsidiaries, 65% of the capital stock of each of our foreign subsidiaries, to the extent owned by KRATON or a guarantor, and all intercompany indebtedness owed to KRATON or any guarantor.

Covenants

The senior secured credit facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries to (1) dispose of assets; (2) incur additional indebtedness; (3) incur guarantee obligations; (4) repay other indebtedness; (5) pay certain restricted payments and dividends; (6) create liens on assets or prohibit liens securing the new senior secured credit facility; (7) make investments, loans or advances; (8) make distributions to our company; (9) make certain acquisitions; (10) engage in mergers or consolidations; (11) enter into sale and leaseback transactions; (12) engage in certain transactions with subsidiaries and affiliates; or (13) amend the terms of 8.125% Notes and otherwise restrict corporate activities. In addition, under the senior secured credit facility, KRATON is required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio and maximum capital expenditures.

Events of Default

The senior secured credit facility contains customary events of default, including (1) nonpayment of principal or interest; (2) defaults under certain other agreements or instruments of indebtedness; (3) noncompliance with covenants; (4) breaches of representations and warranties; (5) bankruptcy-related events or dissolution; (6) judgments in excess of specified amounts; (7) certain ERISA matters; (8) invalidity of guarantees of the senior secured credit facility or impairment of security interests in collateral; and (9) certain change of control events.

Amendment and Waiver under the Senior Secured Credit Facility

In October 2004, as part of a refinancing of indebtedness, we amended the senior secured credit facility in order (1) to permit the issuance the initial notes, (2) to provide for more flexibility in the minimum required interest coverage ratio covenant and the maximum permitted leverage covenant, (3) to change the maximum permitted capital expenditures covenant, and (4) to increase the interest rate on the loans until, after June 30, 2005, a specified senior leverage ratio is met or until certain ratings are obtained. $76.2 million of net proceeds from the issuance of the initial notes was used to prepay the Term Facility.

KRATON’s 8.125% Notes

As part of the Acquisition, KRATON issued $200.0 million aggregate principal amount of Senior Subordinated Notes due 2014 that bear interest at a rate of 8.125% per annum. The following is a summary of the material terms of the 8.125% Notes. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the indenture governing the 8.125% Notes.

Maturity Date

The 8.125% Notes mature on January 15, 2014.

Interest Payment Dates

Interest on the 8.125% Notes is payable semi-annually on January 15 and July 15 each year, commencing July 15, 2004.

Guarantees

The 8.125% Notes are guaranteed on a senior subordinated basis by all of KRATON’s existing and future subsidiaries that guarantee the indebtedness under KRATON’s senior secured credit facility described above.

Security and Ranking

The 8.125% Notes and the guarantees are KRATON’s and the guarantor subsidiaries’ general unsecured obligations, are subordinate to KRATON’s and the guarantor subsidiaries’ existing and future senior indebtedness, including indebtedness under the senior secured credit facility, and rank equally with KRATON’s and the guarantor subsidiaries’ future senior subordinated indebtedness. The 8.125% Notes and the guarantees effectively rank junior to KRATON’s secured indebtedness and to the secured indebtedness of all of KRATON’s guarantor subsidiaries to the extent of the value of the assets securing the indebtedness and are structurally subordinated to all liabilities of KRATON’s subsidiaries that are not guarantors of the 8.125% Notes.

Optional Redemption

Generally, KRATON cannot elect to redeem the 8.125% Notes until January 15, 2009. On or after such date, KRATON may elect to redeem the 8.125% Notes at certain predetermined redemption prices, plus accrued and unpaid interest. Prior to January 15, 2007, KRATON may redeem up to 35% of the aggregate principal amount of the 8.125% Notes with the net cash proceeds of certain permitted equity offerings or contributions at a redemption price equal to 108.125% of the principal amount of the 8.125% Notes being redeemed, plus accrued and unpaid interest.

Covenants

The 8.125% Notes contain certain affirmative covenants including, among others, limitations on covenants to furnish the holders of 8.125% Notes with financial statements and other financial information and to provide the holders of 8.125% Notes notice of material events.

The 8.125% Notes contain certain negative covenants including limitations on indebtedness, limitations on restricted payments, limitations on restrictions on distributions from certain subsidiaries, limitations on lines of business, and merger and consolidations.

As of December 31, 2004, KRATON was in compliance with all covenants under the 8.125% Notes.

Registration Rights

KRATON has agreed to: (1) file a registration statement on or prior to April 1, 2005 enabling noteholders to exchange the 8.125% Notes for publicly registered notes with identical terms; (2) use all commercially reasonable efforts to consummate the exchange offer within 30 business days after the effective date of the registration statement; and (3) use all commercially reasonable efforts to file a shelf registration statement for the resale of the 8.125% Notes if KRATON cannot effect an exchange offer within the time periods listed above and in some other circumstances.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than agency fees and commissions and underwriting discounts and commissions attributable to the sale of the notes and will indemnify the holders of the notes against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes, will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements of Polymers Holdings LLC as of December 31, 2004 and 2003, and for the year ended December 31, 2004 and the period December 23 through December 31, 2003 and of KRATON Polymers LLC – Predecessor for the period January 1 through December 22, 2003 and the year ended December 31, 2002, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Polymers Holdings LLC:
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2004 and 2003	F-3

Consolidated Statements of Operations for Year Ended December 31, 2004, the Period from December 23 through December 31, 2003, the Period from January 1 through December 22, 2003 and the Year Ended December 31, 2002

F-4

Consolidated Statements of Changes in Member’s Equity and Comprehensive Income (loss) for Year Ended December 31, 2004, the Period from December 23 through December 31, 2003 and the Period from January 1 through December 22, 2003

F-5

Consolidated Statements of Cash Flows for Year Ended December 31, 2004, the Period from December 23 through December 31, 2003, the Period from January 1 through December 22, 2003 and the Year Ended December 31, 2002

F-7

Notes to the Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Polymer Holdings LLC:

We have audited the accompanying consolidated balance sheets of Polymer Holdings LLC as of December 31, 2004 and 2003, and the related consolidated statements of operations, member’s equity and comprehensive income (loss), and cash flows for the year ended December 31, 2004 and the period December 23 through December 31, 2003, and the consolidated statements of operations, member’s equity and comprehensive income (loss), and cash flows of KRATON Polymers LLC—Predecessor for the period January 1 through December 22, 2003 and the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts, and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polymer Holdings LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and the period December 23 through December 31, 2003, and the results of operations and cash flows of KRATON Polymers LLC—Predecessor for the period January 1 through December 22, 2003 and the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Houston, Texas

March 23, 2005

Polymer Holdings LLC

Consolidated Balance Sheets

December 31, 2004 and 2003

(In thousands of U.S. dollars)

	December 31, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$46,357	$17,500
Receivables, net of allowances of $750 and $0	120,596	91,464
Inventories of products	216,090	249,563
Inventories of materials and supplies	8,778	9,325
Other current assets	10,381	5,984

Total current assets	402,202	373,836
Property, plant, and equipment, less accumulated depreciation	424,333	412,238
Identifiable intangible assets	109,694	117,541
Investment in joint venture	10,753	10,449
Deferred financing costs	16,799	19,962
Other long-term assets	8,646	7,030

Total assets	$972,427	$941,056

Liabilities and Member’s Equity
Current liabilities:
Current portion of long-term debt	$2,680	$3,600
Accounts payable—trade	79,968	37,845
Other payables and accruals	40,059	34,788
Due to related parties	14,471	11,909
Deferred income taxes	1,240	548

Total current liabilities	138,418	88,690
Long-term debt, net of current portion	556,335	556,400
Deferred income taxes	25,837	35,710
Long-term liabilities	25,629	21,431

Total liabilities	746,219	702,231

Commitments and contingencies (note 6)
Member’s equity:
Common equity	203,663	237,461
Accumulated other comprehensive income	22,545	1,364

Total member’s equity	226,208	238,825

Total liabilities and member’s equity	$972,427	$941,056

See accompanying notes to consolidated financial statements.

Polymer Holdings LLC

Consolidated Statements of Operations

(In thousands of U.S. dollars)

	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Predecessor
			Period from January 1 through December 22, 2003	Year Ended December 31, 2002
Revenues:
Sales	$791,226	$9,532	$680,263	$620,065
Other	16,160	328	12,475	8,853

Total revenues	807,386	9,860	692,738	628,918

Costs and expenses:
Cost of goods sold	687,954	9,796	519,743	424,978

Gross profit	119,432	64	172,995	203,940
Research and development expenses	23,178	458	23,310	22,984
Selling, general, and administrative expenses	64,903	1,624	54,017	65,563
Depreciation and amortization of identifiable intangibles	42,630	860	25,876	28,166
Earnings in joint venture	(462)	(28)	(621)	(1,171)
Interest, net	40,747	556	57,543	36,066

Income (loss) before income taxes	(51,564)	(3,406)	12,870	52,332
Income tax (provision) benefit	17,766	1,347	(3,007)	(9,793)

Net income (loss)	$(33,798)	$(2,059)	$9,863	$42,539

See accompanying notes to consolidated financial statements.

Polymer Holdings LLC

Consolidated Statements of Changes in Member’s Equity and Comprehensive Income (loss)

Period from January 1 through December 22, 2003

(In thousands of U.S. dollars)

	Predecessor
	Common Equity	Accumulated Other Comprehensive Income (loss)	Total
Balance, December 31, 2002	168,970	9,602	178,572
Comprehensive income:
Net income—period from January 1 through December 22, 2003	9,863	—	9,863
Other comprehensive income:
Foreign currency adjustments	—	33,817	33,817

Total comprehensive income			43,680
Capital contributions from parent	150	—	150
Distribution to parent	(3,930)	—	(3,930)

Balance, December 22, 2003	$175,053	$43,419	$218,472

See accompanying notes to consolidated financial statements.

Polymer Holdings LLC

Consolidated Statements of Changes in Member’s Equity and Comprehensive Income (loss)

For the Year Ended December 31, 2004 and

Period from December 23 through December 31, 2003

(In thousands of U.S. dollars)

	Common Equity	Accumulated Other Comprehensive Income	Total
Issuance of common units, net of expenses	$239,520	$—	$239,520
Comprehensive income:
Net loss—period from December 23 through December 31, 2003	(2,059)	—	(2,059)
Other comprehensive income (loss):
Foreign currency adjustments	—	1,364	1,364

Total comprehensive loss	—	—	(695)

Balance, December 31, 2003	237,461	1,364	238,825
Comprehensive income:
Net loss—2004	(33,798)	—	(33,798)
Other comprehensive income (loss):
Foreign currency adjustments	—	19,596	19,596
Unrealized gain on interest rate swaps	—	1,585	1,585

Total comprehensive loss	—	—	(12,617)

Balance, December 31, 2004	$203,663	$22,545	$226,208

See accompanying notes to consolidated financial statements.

Polymer Holdings LLC

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Predecessor
			Period from January 1 through December 22, 2003	Year Ended December 31, 2002
Cash flows provided by (used in) operating activities:
Net income (loss)	$(33,798)	$(2,059)	$9,863	$42,539
Adjustments to reconcile income (loss) to net cash provided by operating activities:
Depreciation and amortization of identifiable intangibles	42,630	860	25,876	28,166
Amortization of deferred financing costs	5,563	38	13,370	3,763
Accretion of discount on Original Notes	1,758	—	8,505	1,044
Loss on disposal of fixed assets	314	—	194	126
Mark to market interest	1,739	—	—	—
Undistributed earnings in joint venture	99	(28)	442	(461)
Deferred tax provision (benefit)	(21,328)	(396)	(4,219)	2,451
Decrease (increase) in working capital:
Accounts receivable	(14,935)	11,504	1,473	(5,750)
Due (to) from related party	(1,220)	—	8,724	(3,963)
Inventories	48,385	(1,271)	(141)	(21,351)
Other assets	(4,704)	3,994	1,650	(5,374)
Accounts payable, other payables and accruals, and long-term liabilities	49,387	(18,958)	27,816	7,462

Net cash provided by (used in) operating activities	73,890	(6,316)	93,553	48,652

Cash flows used in investing activities:
Purchase of business, including transaction costs	—	(479,211)	—	—
Purchase of property, plant and equipment	(34,733)	(2,550)	(13,485)	(8,172)
Proceeds from sale of property, plant and equipment	89	—	—	—

Net cash used in investing activities	(34,644)	(481,761)	(13,485)	(8,172)

Cash flows provided by (used in) financing activities:
Proceeds from debt	91,914	560,000	—	—
Repayment of debt	(94,657)	(344,429)	(16,949)	(42,764)
Capital contribution from parent	—	239,520	—	—
Cash contributions from (distributions to) parent, net	—	—	(3,780)	(4,591)
Deferred financing costs	(2,400)	(20,000)	—	—
Proceeds from insurance bond, net	—	—	—	(1,043)

Net cash provided by (used in) financing activities	(5,143)	435,091	(20,729)	(48,398)

Effect of exchange rate differences on cash	(5,246)	(485)	(2,673)	(1,967)

Net increase (decrease) in cash and cash equivalents	28,857	(53,471)	56,666	(9,885)
Cash and cash equivalents, beginning of period	17,500	70,971	14,305	24,190

Cash and cash equivalents, end of period	$46,357	$17,500	$70,971	$14,305

Supplemental disclosure cash flow information:
Cash paid during the period for income taxes	$6,645	$—	$3,611	$1,145
Cash paid during the period for interest	25,107	6,222	26,850	32,669

See accompanying notes to consolidated financial statements.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(a) Organization, Acquisition, and Description of Business

Polymer Holdings LLC, or Polymer Holdings, together with its subsidiaries, unless otherwise indicated, are collectively referred to as “we,” “our,” “ours,” and “us,” is a holding company whose only material asset is its investment in KRATON Polymers LLC, or KRATON. KRATON and its subsidiaries own substantially all of the consolidated operating assets. KRATON is the parent of Elastomers Holdings LLC (parent company of our United States operations), KRATON Polymers Holdings B.V. (parent company of the rest of the world operations) and KRATON Polymers Capital Corporation (a company with no operations). TJ Chemical Holdings LLC, or TJ Chemical, owns 100% of the equity interests of Polymer Holdings. TJ Chemical is indirectly owned by TPG Partners III, L.P., TPG Partners IV, L.P. and certain of their parallel investment entities, entities affiliated with or managed by J.P. Morgan Partners, LLC and affiliates and KRATON Polymers Management LLC, or Management LLC.

We manufacture styrenic block copolymers, or SBCs, at our manufacturing facilities in six countries: Belpre, Ohio; Wesseling, Germany; Berre, France; Pernis, The Netherlands; Paulinia, Brazil; and our joint venture in Kashima, Japan. SBCs are highly engineered synthetic elastomers which are used in a wide variety of products to impart flexibility, resilience, strength, durability, and processability. We generally sell our products to customers for use in industrial and consumer applications. Based on our management approach, we believe that all material operations revolve around the manufacturing and sales of SBCs, and we currently report our operations, both internally and externally, as a single business segment.

In these financial statements, the periods prior to the Acquisition described below represent the financial statements of KRATON and have been labeled as Predecessor to distinguish them from periods subsequent to the Acquisition. The periods subsequent to the Acquisition represent the financial statements of Polymer Holdings. This presentation reflects the significant impact the application of purchase accounting has had on the reported balances and the resulting lack of comparability between pre-Acquisition and post-Acquisition periods.

Corporate Background

Prior to February 28, 2001, we operated as a number of business units as a part of the Royal Dutch/Shell Group of Companies, or Shell Chemicals, and did not exist as a stand-alone entity. On February 28, 2001, Ripplewood Chemical Holding LLC, or Ripplewood Chemical, acquired us from Shell Chemicals through a master sale agreement, which we refer to as the Separation. The Separation was financed through (1) an equity investment of $141.7 million from Ripplewood Chemical Holdings LLC (“Ripplewood Holdings”); (2) borrowings under our original senior credit original facilities (“Original Facilities”); and (3) an offering by us and one of our wholly owned subsidiaries of original senior subordinated notes (“Original Notes”).

The Acquisition

On December 23, 2003, Polymer Acquisition LLC, or Polymer Acquisition, a wholly owned subsidiary of Polymer Holdings, merged into KRATON, which we refer to as the Acquisition. Under the Merger Agreement dated as of November 5, 2003, as amended and restated on December 23, 2003, the (“Merger Agreement”), among Ripplewood Chemical, Polymer Holdings and Polymer Acquisition, Polymer Holdings acquired all of KRATON’s outstanding equity interests from Ripplewood Chemical for consideration of $770.0 million for the business and $48.0 million for the excess cash on KRATON’s balance sheet immediately prior to closing. Cash funding requirements for the Acquisition were $813.0 million (including the $770.0 million in purchase price for

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

the business and $43.0 million in transaction fees and expenses payable at closing) plus a $48.0 million payment for KRATON’s excess cash balance. These funding requirements were satisfied through:

•	$200.0 million from the proceeds from the issuances by KRATON of 8.125% senior subordinated notes due 2014, or the 8.125% Notes;

•	$360.0 million of borrowings under the loan portion of a new senior secured credit facility entered into by KRATON with Goldman Sachs Credit Partners L.P., UBS Securities LLC, UBS AG, Stamford Branch, Credit Suisse First Boston, Morgan Stanley and General Electric Capital Corporation, or the senior secured credit facility;

•	an equity contribution to KRATON by Polymer Holdings of $250.0 million in cash; and

•	$48.0 million from KRATON’s cash balance.

Polymer Holdings is a wholly owned subsidiary of TJ Chemical Holdings LLC and is indirectly owned by TPG Partners III, L.P., TPG Partners IV, L.P., and certain of their parallel investment entities, JPMP Capital Corp. and affiliates and certain members of our management.

The sources and uses of funds for the Acquisition were as follows (amounts in millions):

Sources:
Term loans	$360.0
Notes	200.0
Capital contribution	250.0
Cash balance	48.0

Total sources	$858.0

Uses:
Purchase of Business	$464.3
Purchase of Original Term Loan including accrued interest and early payment premium	227.1
Purchase of Original Notes including accrued interest and early payment premium	123.6
Fees and expenses	43.0

Total uses	$858.0

The Acquisition was accounted for under the purchase method of accounting. Accordingly, the purchase price has been allocated to the fair value of the assets and liabilities acquired as of the date of Acquisition. The purchase price of the Acquisition has been allocated based on independent appraisals and management’s estimates.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

The purchase price allocation included an allocation of approximately $38.4 million to reflect the fair value of inventory, an allocation of approximately $151.1 million to reflect the fair value of property, plant, and equipment, and an allocation of approximately $117.7 million to reflect the fair value of identifiable intangible assets. The purchase price allocation as of December 23, 2003, is as follows (amounts in millions):

Current assets	$393.1
Property, plant, and equipment	415.6
Identifiable intangible assets	117.7
Other assets	33.1

Total assets	$959.5

Current liabilities	$103.3
Long-term debt	556.4
Other long-term liabilities	60.3
Member’s equity	239.5

Total	$959.5

(b) Principles of Consolidation

The consolidated financial statements include the accounts of all of our wholly owned subsidiaries, with all significant intercompany accounts and transactions, including intercompany profits in inventory, having been eliminated. Certain amounts reported in the financial statements for the prior periods have been reclassified to conform with the current financial statement presentation.

(c) Cash Equivalents

It is our policy to invest our excess cash in investment instruments whose value is not subject to market fluctuations, such as bank deposits or certificates of deposit. Other permitted investments include commercial paper of major U.S. corporations with ratings of A1 by Standard & Poor’s Ratings Group or P1 by Moody’s Investor Services, Inc., loan participations of major U.S. corporations with a short term credit rating of A1/P1, and direct obligations of the U.S. government or its agencies. We consider all investments having a remaining maturity of 3 months or less to be cash equivalents.

(d) Receivables

Receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing receivables. We determine the allowance based on historical write-off experience and national economic data. We review the allowance for doubtful accounts monthly. Past due balances over 90 days and above a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance sheet credit exposure related to our customers.

(e) Inventories

Our inventory is principally comprised of finished goods inventory. Inventories are stated at the lower of cost or market as determined on a first-in, first-out basis. On a quarterly basis, we evaluate the carrying cost of our inventory to ensure that it is stated at the lower of cost market. Our products are typically not subject to

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

spoiling or obsolescence and consequently our reserves for slow moving and obsolete inventory have historically not been significant. We revised estimates relating to our slow moving and obsolete reserves that resulted in a $3.8 million increase to that reserve during the year ended December 31, 2004 and a $1.6 million reduction to that reserve during the period January 1 through December 22, 2003.

(f) Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Major renewals and improvements which extend the useful lives of equipment are capitalized. Repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying cost less accumulated depreciation with any resulting gain or loss reflected in operations. We capitalize interest costs which are incurred as part of the cost of constructing major facilities and equipment. We did not record any capitalized interest in any periods presented. Depreciation is provided using the straight-line method over the following estimated useful lives:

Machinery and equipment	20 years
Building and land improvements	20 years
Computer hardware/information systems	3 years
Office equipment	5 years
Research equipment and facilities	5 years
Vehicles	5 years

(g) Identifiable Intangible Assets

As part of the purchase price allocation made in connection with the Acquisition, we recorded identifiable intangible assets related to technology, trade names/trademarks, and customer relationships of $52.6 million, $25.9 million, and $39.2 million, respectively. Identifiable intangible assets are amortized over 15 years.

(h) Investment in Joint Venture

Our 50% equity investment in a joint venture at our Kashima site is accounted for under the equity method with our share of the operating results of the joint venture recorded in earnings in joint venture in the accompanying statement of operations.

(i) Impairment of Long-Lived Assets

Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, provides a single accounting model for long-lived assets to be disposed of. We adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect our financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

(j) Deferred Financing Costs

As a result of the Acquisition, and the subsequent payment of the Original Term Loans and the Original Notes, we wrote-off the remaining deferred financing costs of $10.2 million as a component of interest expense. In addition, we established $20.0 million of deferred financing costs related to the Acquisition. Deferred financing costs relating to long-term debt are amortized over the term of the related debt instrument using the effective interest method. During the year ended December 31, 2004, we made prepayments, on the term portion of our senior secured credit facility, in the approximate amount of $91.3 million which resulted in the write off of approximately $2.9 million of deferred financing cost related to the Acquisition. We incurred approximately $0.5 million of fees in connection with the amendment to KRATON’s senior secured credit facility, dated October 21, 2004, and these fees were recorded as deferred financing costs. In addition, we established approximately $1.9 million of deferred financing costs related to the issuance on November 2, 2004 of the 12% Senior Discount Notes due July 15, 2014.

(k) Income Taxes

We conduct operations in separate legal entities, as a result, income tax amounts are reflected in these financial statements for each of those jurisdictions. For the periods prior to the Acquisition, the U.S. operations income taxes have not been provided for in the accompanying consolidated statement of operations or deferred taxes in the accompanying balance sheet as they conducted through limited liability companies which were a flow-through entity for federal income tax purposes. Accordingly, our members were responsible for any federal or state income tax liabilities resulting from those operations prior to the Acquisition. Subsequent to the Acquisition, we are considered a U.S. income tax paying entity and have provided for income taxes in the consolidated statement of operations for the period from December 23 through December 31, 2003.

Net operating losses and credit carryforwards are recorded in the event such benefits are expected to be realized. Deferred taxes result from differences between the financial and tax bases of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(l) Revenue Recognition

We recognize revenue from sales when title transfers and products are shipped. We classify amounts billed to customers for shipping and handling as revenues, with the related shipping and handling costs included in cost of goods sold. By-product sales (included in other revenues) are also recorded upon shipment.

We have entered into agreements with some of our customers, whereby they earn rebates from us when the volume of their purchases of our product reach certain agreed upon levels. Rebates are recognized as a reduction in revenues as earned.

(m) Research and Development Expenses

Research and development expenses are expensed as incurred.

(n) Foreign Currency Translation and Foreign Exchange

Financial statements of our operations outside the U.S. where the local currency is considered to be the functional currency are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each period for revenues, expenses, gains, and losses and cash flows. The effects of translating such operations into U.S. dollars are included as a component of other comprehensive gain (loss) in member’s equity.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

We have designated a portion of our investment in our subsidiary KRATON Polymers Holdings, B.V. as indefinitely invested. The amount of this investment was $96.8 million as of December 31, 2004 and 2003. As a result, the impact of the change in foreign currency on this investment is recorded as a component of other comprehensive gain (loss) in member’s equity.

(o) Environmental Costs

Environmental costs are expensed as incurred unless the expenditures extend the economic useful life of the relevant assets. Costs that extend the economic life of assets are capitalized and depreciated over the remaining life of those assets. Liabilities are recorded when environmental assessments, or remedial efforts are probable, and the cost can be reasonably estimated.

(p) Disclosures about Fair Value of Financial Instruments

The carrying amount approximates fair value for cash and cash equivalents, receivables, accounts payable, and certain accrued expenses due to the short maturities of these instruments. The fair values of long-term debt instruments are estimated based upon market values (if applicable) or on the current interest rates available to us for debt with similar terms and remaining maturities. Considerable judgment is required in developing these estimates and; accordingly, no assurance can be given that the estimated values presented herein are indicative of the amounts that would be realized in a free market exchange.

(q) Financial Statement Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported periods. Significant estimates include allowances for doubtful accounts, inventory reserves, environmental reserves, litigation contingencies, assets and obligations related to employee benefits, and taxes, among others. Actual results could differ from these estimates.

(r) Asset retirement Obligations

SFAS No. 143, Accounting for Asset Retirement Obligations, was issued in June 2001. SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. SFAS No. 143 also requires us to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is to be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

We have no assets that are legally restricted for purposes of settling asset retirement obligations. We have determined that we have contractual or regulatory requirements to decommission and perform other remediation for many of our manufacturing facilities and other assets upon retirement. These manufacturing facilities have historically been profitable, and we plan to continue to upgrade these current assets and expand the manufacturing capacity in conjunction with the growing market for our products. We plan to operate our manufacturing facilities for the foreseeable future and there are no current plans to close or convert these assets for use in the manufacture of fundamentally different products. Accordingly, for our manufacturing assets in the

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

United States and Brazil, we are not able to determine the fair value of the asset retirement obligation for our manufacturing facilities because sufficient information is presently not available to estimate a range of potential settlement dates for the obligation. Unlike our United States and Brazil manufacturing assets, our manufacturing assets in Europe all are located on leased land. For these assets, we used the lease termination dates as the estimate for when our asset retirement obligations related to those assets will be settled. Our asset retirement obligations, related to our European assets, were insignificant.

(s) Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material SFAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS 151 will have a material impact on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. This standard is effective for nonpublic companies at the beginning of the first interim or annual period that begins after December 2005 and companies may elect to use either the modified-prospective or modified-retrospective transition method. Under the modified prospective method, awards that are granted, modified, or settled after the date of adoption should be measured and accounted for in accordance with SFAS 123R. Unvested equity-classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS 123 except that amounts must be recognized in the income statement. Under the modified retrospective approach, the previously reported amounts are restated (either to the beginning of the year of adoption or for all periods presented) to reflect the SFAS 123 amounts in the income statement. We are currently evaluating the impact of this standard and its transition alternatives, which may impact the Company’s results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29.” SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The Company is evaluating SFAS No. 153, and does not believe it will have a material impact on its consolidated financial statements.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

(2) Detail of Certain Balance Sheet Accounts

	December 31, 2004	December 31, 2003
	(In thousands)	(In thousands)
Inventories:
Finished products	$190,623	$231,917
Work in progress	3,844	1,928
Raw materials	21,623	15,718

	$216,090	$249,563

Property, plant, and equipment:
Land	$12,648	$12,340
Buildings	29,966	28,291
Plant and equipment	409,422	357,431
Construction in progress	10,383	14,880

	462,419	412,942
Less accumulated depreciation	38,086	704

	$424,333	$412,238

Other payables and accruals:
Employee related	$6,250	$7,285
Interest	8,143	640
Property and other taxes	5,814	1,503
Customer rebates	6,417	5,440
Income taxes payable	174	10,576
Other	13,261	9,344

	$40,059	$34,788

(3) Long-Term Debt

Long-term debt consists of the following:

	December 31, 2004	December 31, 2003
	(In thousands)	(In thousands)
Senior Secured Credit Facilities:
Term loans	$265,343	$360,000
Revolver	—	—
8.125% Notes	200,000	200,000
12% Discount Notes	93,672	—

Total debt	559,015	560,000
Less current portion of long-term debt	2,680	3,600

Total long-term debt	$556,335	$556,400

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

(a) Senior Secured Credit Facilities

In connection with the Acquisition, KRATON entered into senior secured credit facility in the aggregate principal amount of $420 million. The senior secured credit facility consists of a $60 million revolving credit facility, or the Revolving Facility, and the loans made thereunder, or the Revolving Loans and a $360 million term loan facility, or the senior secured credit facility, and the loans made thereunder, or the Term Loans, and is subject to the terms and conditions of the credit agreement, dated as of December 23, 2003, or the Credit Agreement, among us, various lenders, Goldman Sachs Credit Partners L.P., UBS Securities LLC, UBS AG, Stamford Branch, Credit Suisse First Boston, Morgan Stanley Senior Funding Inc., and General Electric Capital Corporation. We, and each of KRATON Polymers U.S. LLC, Elastomers Holdings LLC, and KRATON Polymers Capital Corporation, all of which are our subsidiaries, such entities, together with us, or the Loan Parties, and Polymer Holdings, have guaranteed the senior secured credit facility. The senior secured credit facility is secured by a perfected first priority security interest in all of each Loan Party’s tangible and intangible assets, including, without limitation, intellectual property, real property, all of our capital stock and the capital stock of our domestic subsidiaries and 65% of the capital stock of the direct foreign subsidiaries of each Loan Party. As of December 31, 2004, and December 31, 2003, we had no outstanding borrowings under the Revolving Facility.

KRATON entered into an amendment to our senior secured credit facility, dated October 21, 2004, or the Amendment to the Credit Agreement, to

(1)	permit the issuance of the 12% Senior Discount Notes, or the 12% Discount Notes, which generated aggregate gross proceeds of $91.9 million, which was then contributed to us to prepay $76.2 million of Term Loans, with the remaining cash (net of fees and expenses) used for general corporate purposes;

(2)	provide for more flexibility in the maximum permitted leverage ratio covenant and minimum required interest coverage ratio covenant;

(3)	amend the maximum permitted capital expenditures covenant;

(4)	make certain modifications to the definition of Adjusted EBITDA, which is one of the components utilized in calculating the leverage and interest coverage ratios; and

(5)	increase the interest rate with respect to the Term Loans by 0.25% per annum until, after June 30, 2005, a specified senior leverage ratio is met or until certain ratings are obtained.

Maturity

Loans outstanding under the Revolving Facility are payable in a single maturity on December 23, 2008. The Term Facility is payable in 24 consecutive equal quarterly installments, in an aggregate annual amount equal to 1.0% of the original principal amount of the Term Facility. The remaining balance is payable in four equal quarterly installments commencing on March 31, 2010, and ending on December 23, 2010.

Interest

The Term Loans bear interest at a rate equal to the adjusted Eurodollar rate plus 2.75% per annum or at our option, the base rate plus 1.75% per annum, in each case declining by 0.25% if certain ratings are obtained. The loans under the Revolving Facility will initially bear interest at a rate equal to the adjusted Eurodollar rate plus 2.75% per annum or at our option, the base rate plus 1.75% per annum, and may decline by as much as 0.25% if certain leverage ratios are met. A commitment fee equal to 0.5% per annum times the daily average undrawn portion of the Revolving Facility shall accrue and shall be payable quarterly in arrears.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

Mandatory Prepayments

The term loan portion of the credit facility will be subject to mandatory prepayment with, in general: (1) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (2) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (3) 50% of the net cash proceeds of equity offerings (declining to 25%, if a leverage ratio is met); (4) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the Credit Agreement); and (5) 50% of our excess cash flow, as defined in the Credit Agreement (declining to 25%, if a leverage ratio is met). Any such prepayment is applied first to the Term Facility and thereafter to the Revolving Facility.

During the year ended December 31, 2004, we made voluntary prepayments on the term loan portion of the credit facility of $91.3 million. We will not be required to make a prepayment related to excess cash flow generated during the period ended December 31, 2004.

Covenants

The Credit Agreement contains certain affirmative covenants including, among others, covenants to furnish the Lenders with financial statements and other financial information and to provide the Lenders notice of material events and information regarding collateral.

The Credit Agreement contains certain negative covenants including limitation on indebtedness, limitation on liens, limitation on fundamental changes, limitation on investments, limitation on asset sales, limitation on sales and leasebacks, limitation on restricted payments, limitation on transactions with affiliates, and certain financial covenants.

As of December 31, 2004 and 2003, we are in compliance with all covenants under the Credit Agreement.

(b) Senior Subordinated Notes Due January 15, 2014

In connection with the Acquisition, KRATON and KRATON Polymers Capital Corporation issued the 8.125% Notes in an aggregate principal amount of $200.0 million. The 8.125% Notes are subject to the provisions for mandatory and optional prepayment and acceleration and are payable in full on January 15, 2014. We and each of KRATON Polymers U.S. LLC and Elastomers Holdings LLC together, the Subsidiary Guarantors, have guaranteed the 8.125% Notes. The amount of 8.125% Notes outstanding at December 31, 2004, and 2003, is $200.0 million.

Interest

The 8.125% Notes bear interest at a fixed rate of 8.125% per annum. Interest is payable (1) on January 15 and July 15 each year, with the first such payment to be made July 15, 2004, (2) upon any redemption or prepayment as described below, and (3) at maturity.

Optional Redemption

Generally, we cannot elect to redeem the 8.125% Notes until January 15, 2009. After such date, we may elect to redeem the 8.125% Notes at certain predetermined redemption prices, plus accrued, and unpaid interest. Prior to January 15, 2009, we may redeem up to a maximum of 35% of the 8.125% Notes with the proceeds of certain permitted equity offerings at a redemption price equal to 108.125% of the principal amount of the 8.125% Notes being redeemed, plus accrued, and unpaid interest.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

Covenants

The 8.125% Notes contain certain affirmative covenants including, among others, covenants to furnish the holders of the 8.125% Notes with financial statements and other financial information and to provide the holders of the 8.125% Notes notice of material events.

The 8.125% Notes contain certain negative covenants including limitation on indebtedness, limitation on restricted payments, limitation on restrictions on distributions from certain subsidiaries, limitation on lines of business, and mergers and consolidations.

As of December 31, 2004 and 2003, we are in compliance with all covenants under the 8.125% Notes.

Registration Rights

We have agreed to: (1) file a registration statement on or prior to April 1, 2005 enabling noteholders to exchange the 8.125% Notes for publicly registered notes with identical terms; (2) consummate the exchange offer within 30 business days after the effective date of the registration statement; and (3) file a shelf registration statement for the resale of the notes if we cannot effect an exchange offer within the time periods listed above and in some other circumstances.

(c) Senior Discount Notes Due July 15, 2014

In connection with the Amendment to KRATON’s Senior Secured Credit Facility, we and KRATON Polymers Capital on November 2, 2004, issued $150 million principal amount at maturity (of which $91.9 million of net cash proceeds were realized) of 12% Senior Discount Notes due 2014, or the 12% Discount Notes. Neither we nor any of our subsidiaries guarantee the 12% Discount Notes. The 12% Discount Notes had an initial accreted value of $612.76 per $1,000 in principal amount at maturity. The accreted value of each Note will increase on a daily basis from the date of issuance until January 15, 2009, at a rate of 12.000% per annum, reflecting the accrual of non-cash interest, such that the accreted value on January 15, 2009 will equal the principal amount at maturity. The amount of the 12% Discount Notes outstanding at December 31, 2004, is $150.0 million, with an accreted value of $93.7 million

Interest

No cash interest will accrue on the 12% Discount Notes prior to January 15, 2009. Thereafter, cash interest on the 12% Discount Notes will accrue and be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2009, at a rate of 12.000% per annum. Interest is payable (1) on January 15 and July 15 each year, with the first such payment to be made July 15, 2009, (2) upon any redemption or prepayment as described below, and (3) at maturity.

Optional Redemption

At any time prior to January 15, 2007, we may elect to redeem up to 35% of the 12% Discount Notes at a redemption price of 112.000% of the Accreted Value thereof at the redemption date, with the net cash proceeds of one or more Equity Offerings by us or KRATON, to the extent the net proceeds are distributed by KRATON to us, or a contribution to the common equity of capital of us from the net proceeds of one or more equity offerings by a direct or indirect payment of us. On or after January 15, 2009 we may elect to redeem the 12% Discount at certain predetermined redemption prices, plus accrued, and unpaid interest.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

Covenants

The 12% Discount Notes contain certain affirmative covenants including, among others, covenants to furnish the holders of Notes with financial statements and other financial information and to provide the holders of Notes notice of material events.

The 12% Discount Notes contain certain negative covenants including limitation on indebtedness, limitation on restricted payments, limitation on restrictions on distributions from certain subsidiaries, limitation on lines of business, and mergers and consolidations.

As of December 31, 2004, we are in compliance with all covenants under the 12% Discount Notes.

Registration Rights

We have agreed to: (1) file a registration statement on or prior to April 1, 2005 enabling noteholders to exchange the 12% Discount Notes for publicly registered notes with identical terms; (2) consummate the exchange offer within 30 business days after the effective date of the registration statement; and (3) file a shelf registration statement for the resale of the notes if we cannot effect an exchange offer within the time periods listed above and in some other circumstances.

(d) Original Senior Secured Credit Facilities

In connection with the Separation, we and Ripplewood Holdings entered into senior secured credit facilities (the “Original Facilities”) in the aggregate principal amount of $350,000,000. The Original Facilities consisted of a $50,000,000 revolving credit facility (the “Original Revolving Facility”, and the loans made thereunder, the Original Revolving Loans) and a $300,000,000 term loan facility (the Original Term Facility, and the loans made thereunder, the “Original Term Loans”) and are subject to the terms and conditions of the Original Credit Agreement, dated as of February 28, 2001, (the “Original Credit Agreement”), among us, Ripplewood Holdings, the several lenders from time to time parties thereto, and The Chase Manhattan Bank, as administrative agent. The Original Facilities were secured by a perfected first priority security interest in all of each Loan Party’s tangible and intangible assets, including, without limitation, intellectual property, real property, all of our capital stock and each of our domestic subsidiaries and 66% of the capital stock of our direct foreign subsidiaries of each Loan Party. As of December 31, 2002, we had no outstanding borrowings under the Original Revolving Facility. Ripplewood Holdings and each of KRATON Polymers U.S. LLC, Elastomers Holdings LLC, and KRATON Polymers Capital Corporation, all of which are our subsidiaries, such entities, together with us, the Loan Parties, guaranteed the Original Facilities. In connection with the Acquisition, all amounts outstanding under the Original Facilities were repaid.

Interest

The Loans bore interest, at our election, at (a) the LIBOR Rate plus the Applicable Rate such Loans, Eurodollar Loans, or (b) the Alternate Base Rate plus the Applicable Rate, such Loans, ABR Loans. The LIBOR Rate with respect to any interest period was the rate appearing on Page 3750 of the Dow Jones Market Service as the rate for dollar deposits with a maturity comparable to such interest period. The Alternate Base Rate meant the highest of (1) the rate of interest publicly announced by The Chase Manhattan Bank as its prime rate in effect at its principal office in New York City; (2) the secondary market rate for 3-month certificates of deposit (adjusted for statutory reserve requirements) plus 1%; and (3) the federal funds effective rate from time to time plus 0.5%. The Applicable Rate meant 3.25% per annum with respect to any Original Term Loan, which is an ABR Loan, and 4.25% with respect to any Original Term Loan which is a Eurodollar Loan as of December 31, 2002. The

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

Applicable Rate with respect to Original Revolving Loans was calculated based on our total leverage ratio at the end of each fiscal quarter and ranged from 1.75% (for ABR Loans if the total leverage ratio is less than or equal to 2.50 to 1.00) to 3.5% (for Eurodollar Loans if the total leverage ratio is greater than 3.25 to 1.00). Interest on ABR Loans was payable quarterly in arrears. Interest on Eurodollar Loans was payable at the end of each interest period selected by us, which interest period may be one, two, three, six, (or, with the consent of each Lender, nine or twelve) months.

Mandatory Prepayments

We, at our option, could have prepaid the Original Term Loans at any time. On September 9, 2002, we made voluntary prepayments on the Original Term Loan of $10 million. We made a required prepayment related to excess cash flow generated during the ten months ended December 31, 2001, of $22.4 million on April 2, 2002. We were not required to make a prepayment related to excess cash flow generated during the year ended December 31, 2002.

(e) Original Senior Subordinated Notes Due February 28, 2011

In connection with the Separation, we and Polymers Capital Corporation sold the Original Notes in an aggregate principal amount of $110 million. The Original Notes were subject to the provisions for mandatory and optional prepayment and acceleration contained in the Securities Purchase Agreement (the “SPA”) and were payable in full on February 28, 2011. Holdings and each of KRATON Polymers U.S. LLC and Elastomers Holdings LLC (together, the “Subsidiary Guarantors”), guaranteed the Notes. The carrying value of the Notes at December 31, 2002, was $101.5 million. At the time of the Original Transaction, the carrying value of the Original Notes was reduced by the market value of the warrants to purchase Ripplewood Holdings Class B Units which were issued to purchasers of the Original Notes. This difference was scheduled to be accreted as a component of interest expense through February 28, 2007.

Interest

The Original Notes bore interest at a fixed rate of 13% per annum. Interest was payable (1) twice each year, (2) upon any redemption or prepayment as described below, and (3) at maturity.

Warrants

In connection with the sale of the Original Notes, Ripplewood Holdings issued warrants, exercisable at a nominal price, to purchase 10,970 Class B Units. Accretion on the warrants for the period from January 1 through December 22, 2003, and the year ended December 31, 2002, included as a component of interest expense, was approximately $8.5 million and $1.0 million, respectively.

In connection with the Acquisition, the Original Notes were paid in full along with accrued interest on December 23, 2003. During the period from January 1 through December 22, 2003, the Original Notes were accreted to the full principal amount of $110.0 million. The accretion amount was approximately $8.5 million and is included as a component of interest expense in the Consolidated Statement of Operations for the period from January 1 through December 22, 2003. Due to the Original Notes being paid off prior to the optional redemption date, a premium of approximately $9.1 million was paid and this amount is included as a component of interest expense in the Consolidated Statement of Operations for the period December 22, 2003.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

(f) Debt Maturities

The estimated remaining principal payments on our outstanding total debt as of December 31, 2004, are as follows:

Principal Payments
(In thousands)
Year ending December 31:
2005	$2,680
2006	2,680
2007	2,680
2008	2,680
2009	2,680
Thereafter	601,943

Total debt	$615,343
Less unaccreted value of 12% Discount Notes	56,328

Total Debt	$559,015

(4) Income Taxes

Income taxes are recorded utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with the differences between the financial accounting basis and tax basis of the assets and liabilities, and the ultimate realization of any deferred tax asset resulting from such differences. We consider all foreign earnings as being permanently invested in that country.

Prior to the Acquisition KRATON was, for U.S. tax purposes, considered a flow-through entity and therefore, did not pay U.S. income taxes. Therefore, a U.S. tax provision was not required. We do, however, own foreign subsidiaries that are subject to tax in various jurisdictions. Subsequent to the Acquisition, we have provided U.S. income taxes as we are considered a U.S. taxpayer.

The (provision) benefit for income taxes is as follows:

	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Predecessor
			Period from January 1 through December 22, 2003	Year Ended December 31, 2002
	(In thousands)	(In thousands)	(In thousands)
Current tax provision:
U.S.	$(158)	$—	$—	$—
Foreign	(3,404)	951	(7,226)	(7,342)

Total	(3,562)	951	$(7,226)	$(7,342)

Deferred tax provision:
U.S.	17,377	228	—	—
Foreign	3,951	168	4,219	(2,451)

Total	21,328	396	4,219	(2,451)

Income tax (provision) benefit	$17,766	$1,347	$(3,007)	$(9,793)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In connection with the Acquisition, the book basis of foreign assets and liabilities were stepped-up to their estimated fair market value. No such step-ups were recorded for tax purposes.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

Significant components of deferred tax liabilities and assets are as follows:

	December 31, 2004	December 31, 2003
	(In thousands)	(In thousands)
Deferred tax liabilities:
Property, plant, and equipment	$(73,979)	$(33,865)
Identifiable intangibles	(16,674)	(16,667)
Inventory	(173)	(2,305)

Total deferred tax liabilities	(90,826)	(52,837)

Deferred tax assets:
Net operating loss carryforward	69,899	19,454
Pension accrual	955	882
Other	415	126

Total deferred tax assets	71,269	20,462

Valuation allowance for deferred tax assets	(7,520)	(3,883)

Net deferred tax liabilities	$(27,077)	$(36,258)

Net deferred tax liabilities of:

	December 31, 2004	December 31, 2003
	(In thousands)	(In thousands)
Current deferred tax assets	$417	$611
Non-current deferred tax assets	70,854	19,851
Current deferred tax liabilities	(1,657)	(1,159)
Non-current deferred tax liabilities	(96,691)	(55,561)

Net deferred tax liabilities	$(27,077)	$(36,258)

Our operations are subject to local income tax. For the period since the Separation and prior to the Acquisition in the table below, income taxes at the statutory rate are computed on non-U.S. operations only. The reconciliation of income taxes computed at the U.S. federal statutory rate to the income tax (provision) benefit is as follows:

	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Predecessor
			Period from January 1 through December 22, 2003	Year Ended December 31, 2002
Income taxes at the statutory rate	$18,048	$1,192	$(4,975)	$(10,830)
Foreign tax rate differential	241	(13)	(57)	(746)
State tax rate differential	1,216	—	—	—
Excess purchased tax basis	5,510	168	1,739	2,755
Change in estimates and reserves	(3,239)	—	1,424	(1,230)
Change in valuation allowance	(3,637)	—	(1,024)	384
Other	(373)	—	(114)	(126)

Income tax (provision) benefit	$17,766	$1,347	$(3,007)	$(9,793)

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

As of December 31, 2004, we had $69.9 million of operating loss carryforwards for income tax purposes in the following tax jurisdictions: United States $43.5 million, France $17.7 million, Germany $7.8 million and The Netherlands $0.9 million. The United States operating loss carryforward will expire in 2018 and 2019 if not utilized in prior years. The operating loss carryforwards for France, Germany and The Netherlands can be carried forward indefinitely. We anticipate taxable income in future years that will allow us to utilize the carryforwards that have not had a valuation allowance placed against them.

As of December 31, 2004, and 2003, a valuation allowance of $7.5 million and $3.9 million had been recorded related to certain deferred tax assets in France. The increase in the valuation allowance of $3.6 million in 2004 relates to our evaluation of the recoverability of deferred tax assets in France.

In assessing realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon management’s expectations at December 31, 2004, management believes it is more likely than not that it will not realize the majority of its deferred tax asset related to France.

(5) Employee Benefits

We have established the following benefit plans:

(a) U.S. Retirement Benefit Plans

We have a noncontributory defined benefit pension plan in the U.S. which covers all salaried and hourly wage employees. The benefits under this plan are based primarily on years of service and employees’ pay near retirement. For our employees who were employed as of March 1, 2001 and who (1) were previously employed by Shell; and (2) elected to transfer their pension assets to us, we consider the total combined Shell and KRATON service when calculating the employee’s pension benefit. For those employees who (1) elected to retire from Shell; or (2) elected not to transfer their pension benefit, only KRATON service (since March 1, 2001,) is considered when calculating benefits.

Information concerning the pension obligation, plan assets, amounts recognized in our financial statements, and underlying actuarial assumptions is stated below.

	December 31, 2004	December 31, 2003
	(In thousands)	(In thousands)
Change in benefit obligation:
Benefit obligation beginning of period	$42,951	$33,520
Service cost	3,324	2,803
Interest cost	2,777	2,277
Benefits paid	(179)	(76)
Actuarial (gain) loss	4,178	4,427
Plan amendments	—	—

Benefit obligation at end of period	$53,051	$42,951

Change in plan assets:
Fair value at beginning of period	$30,754	$25,669
Actual return on plan assets	2,947	5,161
Employer contributions	—	—
Benefits paid	(179)	(76)

Fair value at end of period	$33,522	$30,754

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

	December 31, 2004	December 31, 2003
	(In thousands)	(In thousands)
Development of net amount recognized:
Funded status	$(15,566)	$(12,197)
Unrecognized net prior service cost	—	—
Unrecognized actuarial loss	—	—

Net amount recognized	$(15,556)	$(12,197)

Amounts recognized in the statement of financial position:
Accrued pension cost	$(15,556)	$(12,197)

As part of purchase accounting in connection with the Acquisition, we increased the accrued pension cost by approximately $5.9 million to record the fair value of our liability.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the Plan with accumulated benefit obligations in excess of plan assets were $53,051,159, $39,145,655 and $33,521,561, respectively, as of December 31, 2004, and $42,951,105, $31,620,095, and $30,754,314, respectively, as of December 31, 2003.

There was no increase in the minimum liability included in other comprehensive income during any of the periods presented.

Net periodic pension costs consist of the following components:

	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Predecessor
			Period from January 1 through December 22, 2003	Year Ended December 31, 2002
	(In thousands)	(In thousands)	(In thousands)
Service cost benefits earned during the period	$3,324	$56	$2,748	$2,447
Interest on prior year’s projected benefit obligation	2,777	45	2,231	2,021
Expected return on plan assets	(2,731)	(51)	(2,505)	(2,391)
Amortization of prior year service cost	—	—	9	9

Net pension costs	$3,370	$50	$2,483	$2,086

	December 31, 2004	December 31, 2003
Weighted average assumptions used to determine benefit obligations at December 31:
Measure date	12/31/2004	12/31/2003
Discount rate	6.00%	6.25%
Rates of increase in salary compensation level	4.00%	4.00%
Rates of increase in hourly compensation levels	3.00%	3.00%
Expected long-term rate of return on plan assets	9.00%	9.00%
Weighted average assumptions used to periodic benefit cost for years ended December 31:
Discount rate	6.25%	6.75%
Rates of increase in salary compensation level	4.00%	4.00%
Rates of increase in hourly compensation levels	3.00%	3.00%
Expected long-term rate of return on plan assets	9.00%	9.00%

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

The expected long-term rate of return on asset assumption was chosen from a range of likely results of compound average annual returns over a 20-year time horizon. The expected returns used in the model were based on historical equity and bond market returns during the period 1926 to 2003 as well as KRATON’s present asset allocation.

(b) Other Retirement Benefit Plans

We have established a defined benefit plan in The Netherlands designed to be equivalent to the plan provided by Shell. Employer and employees contribute to this plan. The planned retirement age under the previous Shell arrangement was 60 years of age. Under the terms of our plan, the normal retirement age has been established at 65 years of age. However, employees over the age of 35 as at March 1, 2001, will retain the retirement age of 60. For employees aged 35 years or under as of March 1, 2001, normal retirement age has been increased to 65 years, and we have established a separate defined contribution plan and contribute 2.75% of pensionable salary into this plan. The defined benefit plan is available for new employees with a retirement age of 65 years. The defined contribution plan is available to new employees on a voluntary basis. Only employee contributions will apply to the defined contribution plan. Contributions to the defined benefit plan for the year ended December 31, 2004, for the period from December 23 through December 31, 2003, the period from January 1 through December 22, 2003, and the year ended December 31, 2002, were $1.9 million, $0, $1.8 million and $2.4 million, respectively.

On March 1, 2001, we established a defined contribution plan in the United Kingdom. This plan applies only to employees who transferred from Shell and these employees had the option to transfer a “Transfer Value” relating to their Shell pension plan services to our plan. The employee and employer contribute to this plan. Employee contributions are 4% of base pay above the applicable upper earnings limit. Our contributions vary and were established on an individual basis to provide an equivalent benefit plan to the one previously offered by Shell. There will be no additional members admitted to this plan. We also established a defined contribution plan for United Kingdom employees who joined us since March 1, 2001. Employees are required to contribute a minimum of 4% of their base salary into the Plan, and we contribute a minimum of 5%. Contributions to the plan for the year ended December 31, 2004, the period ended from December 23 through December 31, 2003, the period from January 1 through December 22, 2003, and the year ended December 31, 2002, were $0.3 million, $0, $0.3 million, and $0.2 million, respectively.

(c) Postretirement Benefits Other Than Pensions

Health and welfare benefits are provided to benefit eligible employees in the U.S. who retire from KRATON. Retirees under the age of 65 are eligible for the same medical, dental, and vision plans as active employees. Our subsidy schedule for medical plans is based on accredited service at retirement. Retirees are responsible for the full cost of premiums for postretirement dental and vision coverage. In general, the plans stipulate that health and welfare benefits are paid as covered expenses are incurred.

Employees who were retirement eligible as of February 28, 2001, have at their option the right to participate in either Shell or KRATON postretirement health and welfare plans.

We accrue the cost of these benefits during the period in which the employee renders the necessary service.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

Information concerning the plan obligation, the funded status, amounts recognized in our financial statements, and underlying actuarial assumptions are stated below.

	December 31, 2004	December 31, 2003
	(In thousands)	(In thousands)
Change in benefit obligation:
Benefit obligation beginning of period	$7,921	$6,851
Service cost	427	425
Interest cost	535	464
Benefits paid	(53)	(27)
Actuarial gain	1,079	2,826
Plan amendments	—	(2,618)

Benefit obligation at end of period	$9,909	$7,921

Reconciliation of plan assets (a):
Employer contributions	$53	$27
Benefits paid	(53)	(27)

	$—	$—

	December 31, 2004	December 31, 2003
	(In thousands)	(In thousands)
Development of net amount recognized:
Funded status	$(9,909)	$(7,921)
Unrecognized cost:
Actuarial gain	1,079	—

Amount recognized in the statement of financial position	$(8,830)	$(7,921)

(a)	As part of the Ripplewood Transaction, Shell has committed to a future cash payment related to retiree medical expenses based on a specified dollar amount per employee, if certain contractual commitments are met. As of December 31, 2004, and 2003, we have recorded an asset of approximately $5.0 million and $4.2 million, respectively, as our estimate of the present value of this commitment.

As part of purchase accounting in connection with the Acquisition, we decreased the accrued pension cost by approximately $0.2 million to record the fair value of our liability.

Net periodic plan costs consist of the following components:

	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Predecessor
			Period from January 1 through December 22, 2003	Year Ended December 31, 2002
	(In thousands)	(In thousands)	(In thousands)
Service cost	$426	$8	$416	$323
Interest cost	535	9	455	388
Recognized net actuarial gain	—	—	—	(53)

Net plan costs	$961	$17	$871	$658

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

	December 31, 2004	December 31, 2003
Weighted average assumptions used to determine benefit obligations:
Measurement date	12/31/2004	12/31/2003
Discount rate	6.00%	6.25%
Rates of increase in salary compensation level	N/A	N/A

Weighted average assumptions used to net periodic benefit cost:
Discount rate	6.25%	6.75%
Rates of increase in salary compensation level	N/A	N/A
Expected long-term rate of return on plan assets	N/A	N/A

Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	8.00%	9.00%
Rate to which the cost trend rate is assumed to declined (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2010	2010

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1%-point change in assumed health care cost trend rates would have the following effect:

	1% Increase	1% Decrease
	(In thousands)
Effect on total of service and interest cost components	$44	$(60)
Effect on postretirement benefit obligation	486	(641)

(d) KRATON Savings Plan

The KRATON Savings Plan, as adopted on March 1, 2001, covers substantially all U.S. employees, including executive officers. We amended and restated the Savings Plan in April 2002, to comply with changes in legislation in 2002, and subsequently submitted and received an IRS determination letter.

Through automatic payroll deduction, participants have the option to defer up to 60% of eligible earnings in any combination of pretax and/or post-tax contributions. Contributions are subject to annual dollar limitations set forth in the Internal Revenue Code. We will make employer contributions of 0%, 3%, 5%, or 10% of a participant’s compensation, based upon the employee’s completed years of service. For our employees who were employed as of February 28, 2001, and who were previously employed by Shell, we recognize their Shell years of service for purposes of determining employer contributions under our Plan. Overall, a participant may direct up to a maximum of 100% of eligible earnings to this Plan, but cannot exceed the IRS maximum limit of $40,000 for the combined total of employee and employer contributions. Contributions to the plan for the year ended December 31, 2004, the period from December 23 through December 31, 2003, the period from January 1 through December 22, 2003 and the year ended December 31, 2002, were $3.0 million, $0.1 million, $3.0 million, and $2.8 million, respectively.

(e) Membership Units

We provided certain key employees who held interests in us prior to the Acquisition the opportunity to roll over their interests into membership units of Management LLC, which owns a corresponding number of membership units in TJ Chemical. Additional employees have also been given the opportunity to purchase membership units in TJ Chemical through Management LLC at the original buy-in price. The membership units

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

are subject to customary tag-along and drag-along rights, as well as a Company call right in the event of termination of employment. In addition, pursuant to Mr. Gregory’s employment agreement, on September 10, 2004, TJ Chemical granted a notional restricted unit award with a fair value at the grant date of $875,000 to Mr. Gregory. This award will vest 20% on each of the first five anniversaries of his employment commencement date (July 1, 2004), so long as Mr. Gregory remains employed by us through the applicable vesting date. The actual membership units will not be distributed until the earlier of (1) a change in control or (2) the termination of Mr. Gregory’s employment. TJ Chemical granted a restricted membership unit award having a fair value at the grant date of $200,000 to David Bradley. This award will vest 20% on each of the first five anniversaries of his employment commencement date (March 8, 2004), so long as Mr. Bradley remains employed by us through the applicable vesting date. TJ Chemical granted a restricted membership unit award having a fair value at the grant date of $100,000 to David M. Davis. This award will vest 20% on each of the first five anniversaries of his employment commencement date (November 22, 2004,) so long as Mr. Davis remains employed through the applicable vesting date. The amount to Mr. Gregory, Mr. Bradley and Mr. Davis will be recognized in earnings over the vesting period. As of December 31, 2004, there were 3,005,000 membership units of Management LLC issued and outstanding.

(f) TJ Chemical Holdings LLC 2004 Option Plan

On September 9, 2004, TJ Chemical adopted an option plan, or the Option Plan, which allows for the grant to key employees, consultants, members and service providers of TJ Chemical and its affiliates, including us, of non-qualified options to purchase TJ Chemical membership units in order to provide them with an appropriate incentive to encourage them to continue in the employ of or to perform services for, and to improve the growth and profitability of TJ Chemical and its affiliates. The aggregate number of membership units with respect to which options may be granted under the Option Plan shall not exceed an amount representing 8% of the outstanding membership units and profits units of TJ Chemical on March 31, 2004, on a fully diluted basis. As of December 31, 2004, there were 10,125,000 options granted and outstanding. All options granted in fiscal 2004 had an exercise price of $1 per membership unit, which is the same as the fair value of the membership unit on the date of grant.

In general, the options vest and become exercisable in 20% increments annually on each of the first five anniversaries of the grant date, so long as the holder of the option is still an employee on the vesting date. The exercise price per membership unit shall equal the fair market value of a membership unit on the date of grant. Upon a change in control, the options will become 100% vested if the participant’s employment is terminated without cause or by the participant for good reason (as each term is defined in the Option Plan) within the 2-year period immediately following such change in control.

A committee, or the Committee, of TJ Chemical’s board has been appointed to administer the Option Plan, including, without limitation, the determination of the individuals to whom grants will be made, the number of membership units subject to each grant and the various terms of such grants. The Committee will have the right to terminate all of the outstanding options at any time and pay the participants an amount equal to the excess, if any, of the fair market value of a membership unit as of such date over the exercise price with respect to such option, or the spread. Generally, in the event of a merger (except a merger where membership unit holders receive securities of another corporation), the options will pertain to and apply to the securities that the option holder would have received in the merger; and in the event of a dissolution, liquidation, sale of assets or any other merger, the Committee has the discretion to (1) provide for an “exchange” of the options for new options on all or some of the property for which the membership units are exchanged (as may be adjusted by the Committee), (2) cancel and cash out the options (whether or not then vested) at the spread or (3) provide for a combination of both. Generally, the Committee may make appropriate adjustments with respect to the number of membership units covered by outstanding options and the exercise price in the event of any increase or decrease in the number of membership units or any other corporate transaction not described in the preceding sentence.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

On a termination of a participant’s employment (other than without cause or by the participant for good reason within the 2-year period immediately following a change in control), unvested options automatically expire and vested options expire on the earlier of (1) the commencement of business on the date the employment is terminated for cause; (2) 90 days after the date employment is terminated for any reason other than cause, death or disability; (3) 1-year after the date employment is terminated by reason of death or disability; or (4) the 10th anniversary of the grant date for such option.

Generally, pursuant to TJ Chemical’s operating agreement, membership units acquired pursuant to the Option Plan are subject to customary tag-along and drag-along rights for the 180-day period following the later of a termination of employment and 6 months and 1-day following the date that units were acquired pursuant to the exercise of the option, TJ Chemical has the right to repurchase each membership unit then owned by the participant at fair value, as determined in good faith by the Board of Directors of TJ Chemical.

(g) Other Equity Awards

We provided certain key employees with a grant of profits units (subject to the 8% pool limitation described above). Profits units are economically equivalent to an option, except that they provide the recipient/employee with an opportunity to recognize capital gains in the appreciation of TJ Chemicals and its affiliates and TJ Chemicals and its affiliates does not receive any deduction at the time of grant or disposition of the profits unit by the employee. Generally, 50% of the profits units granted will vest when the fair value of TJ Chemical’s assets equal or exceed two times the Threshold Amount, which is defined as the initial value of TJ Chemical, and 50% of the profits units granted will vest when the fair value of TJ Chemical’s assets equal or exceed three times the Threshold Amount, provided, that the participant is employed by KRATON or its subsidiaries on such vesting date, and provided further, that 100% of the profits units shall become vested upon a change in control. Upon the occurrence of any of the foregoing vesting events, TJ Chemicals will pay to the holders of the profits units the amount of the difference between initial value of the profits units and the then current fair value of the profits units as determined by the profits units agreement. Compensation expense will be recorded in our financial statements for this difference at the time it becomes probable the profits units will become vested. As of December 31, 2004, there were 2,425,000 profits units granted and outstanding.

(h) KRATON Polymers LLC Executive Deferred Compensation Plan

On September 9, 2004 the Board of Directors adopted the KRATON Deferred Compensation Plan. Under the plan, certain employees will be permitted to elect to defer a portion (generally up to 50%) of their annual incentive bonus with respect to each bonus period. Participating employees will be credited with a notional number of membership units based on the fair value of TJ Chemical membership units as of the date of deferral, although the distribution of membership units in such accounts may be made indirectly through Management LLC. Such membership units will be distributed upon termination of the participant’s employment subject to a call right or upon a change in control. We reserved 2 million membership units for issuance pursuant to the KRATON Deferred Compensation Plan and as of December 31, 2004, there were no granted or outstanding membership units.

(i) Severance Cost

During the year ended December 31, 2004, we recorded approximately $2.1 million of severance costs related to the resignations of our chief executive officer and chief financial officer. In addition, during the year ended December 31, 2004, we recorded approximately $1.2 million of severance costs related to our workforce reduction as part of our cost reduction program.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

(6) Commitments and Contingencies

(a) Lease Commitments

We have entered into various long-term noncancelable operating leases, including leases with Shell (see note 8). Future minimum lease commitments at December 31, 2004, are as follows: 2005 – $6.8 million; 2006 – $6.2 million; 2007 – $5.0 million; 2008 – $4.9 million; 2009 – $4.8 million; and thereafter – $12.8 million. We recorded $6.4 million, $0.1 million, $6.1 million and $5.6 million in rent expense for the year ended December 31, 2004, the period from December 23 through December 31, 2003, the period from January 1 through December 22, 2003, and the year ended December 31, 2002, respectively.

(b) Environmental and Safety Matters

Our finished products are not classified as hazardous. However, our operations involve the handling, transportation, treatment, and disposal of potentially hazardous materials that are extensively regulated by environmental, health and safety laws, regulations, and permit requirements. Environmental permits required for our operations are subject to periodic renewal and can be revoked or modified for cause or when new or revised environmental requirements are implemented. Changing and increasingly strict environmental requirements can affect the manufacturing, handling, processing, distribution, and use of our chemical products and the raw materials used to produce such products and, if so affected, our business and operations may be materially and adversely affected. In addition, changes in environmental requirements can cause us to incur substantial costs in upgrading or redesigning our facilities and processes, including waste treatment, disposal, and other waste handling practices and equipment.

We conduct environmental management programs designed to maintain compliance with applicable environmental requirements at all of our facilities. We routinely conduct inspection and surveillance programs designed to detect and respond to leaks or spills of regulated hazardous substances and to correct identified regulatory deficiencies. We believe that our procedures for waste handling are consistent with industry standards and applicable requirements. In addition, we believe that our operations are consistent with good industry practice. However, a business risk inherent with chemical operations is the potential for personal injury and property damage claims from employees, contractors and their employees, and nearby landowners and occupants. While we believe our business operations and facilities generally are operated in compliance, in all material respects, with all applicable environmental and health and safety requirements, we cannot be sure that past practices or future operations will not result in material claims or regulatory action, require material environmental expenditures, or result in exposure or injury claims by employees, contractors and their employees, and the public. Some risk of environmental costs and liabilities are inherent in our operations and products, as it is with other companies engaged in similar businesses.

The Paulinia, Brazil, and Belpre, Ohio, facilities are subject to a number of actual and/or potential environmental liabilities primarily relating to contamination caused by former operations at those facilities. Some environmental laws could impose on us the entire costs of cleanup regardless of fault, legality of the original disposal, or ownership of the disposal site. In some cases, the governmental entity with jurisdiction could seek an assessment for damage to the natural resources caused by contamination from those sites. Shell has agreed, subject to certain limitations, in time and amounts to indemnify us against most environmental liabilities related to the acquired facilities that arise from conditions existing prior to the closing.

We had no material expenditures for environmental matters in 2004, 2003 and 2002.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

(c) Legal Proceedings

We and certain of our subsidiaries are parties to several legal proceedings that have arisen in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on our financial position, results of operations, or cash flows. Furthermore Shell, has agreed subject to certain limitations to indemnify us for certain claims brought with respect to matters occurring before February 28, 2001.

(7) Financial Instruments

(a) Interest Rate Swap Agreements

Under the term loan portion of the senior secured credit facility, we are required to hedge, or otherwise protect against interest rate fluctuations, a portion of the variable rate debt. As a result, we entered into two interest rate swap agreements in the amount of $80.0 million effective June 11, 2004 and $80 million effective July 6, 2004. Both of these agreements will terminate on June 24, 2007, have a fixed rate quarterly payment date on each of September 24, December 24, March 24 and June 24, commence on June 24, 2004, and end on the termination date. On November 1, 2004, both of these agreements were designated as cash flow hedges on the exposure of the variability of future cash flows subject to the variable quarterly interest rates on $160.0 million of the term loan portion of the credit facility. As of December 31, 2004, the fair market value of the agreement in effect was a liability of $0.2 million. The agreements have an average fixed rate of 3.524%.

(b) Interest Rate Cap

We entered into a 3-month LIBOR interest rate cap agreement with JP Morgan as of September 7, 2001. This agreement had an initial cost of $150,000 with no future expenses. The interest rate cap hedges $95 million of our outstanding indebtedness at the following rates for the following periods:

LIBOR interest rate cap	7.5%—September 7, 2001 to May 7, 2003
LIBOR interest rate cap	9%—May 7, 2003 to May 7, 2004

The fair value of this interest rate cap was immaterial at December 31, 2003.

(c) Fair Value of Financial Instruments

The following table presents the carrying values and fair values of our long-term debt at December 31, 2004, and 2003:

	2004
	Carrying Value	Fair Value
	(In thousands)
Term loans	$265,343	$265,343
8.125% Notes	200,000	196,474
12% Discount Notes	93,672	90,942

	Predecessor
	2003
	Carrying Value	Fair Value
	(In thousands)
Original Term loans	$360,000	$360,000
Original Notes	200,000	200,000

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

Due to the Term Loans having variable interest rates, the fair value equals their carrying value. Our Notes are privately held; therefore, the fair value cannot be determined due to the lack of trading information. As of December 31, 2004, due to the very short period since the Acquisition, management believes the fair value of the Notes approximates the carrying value.

Due to the Original Term Loans having variable interest rates, the fair value equals their carrying value. Our Original Notes were privately held; therefore, the fair value cannot be determined due to the lack of trading information. As of December 31, 2002, the fair value of the Original Notes was estimated based on a combination of (1) quoted market prices of traded issues of other specialty chemicals companies after considering differences in credit ratings, interest rates, and maturity dates; and (2) analysis of market interest rates and trends affecting us. The fair value of the Original Notes was an estimate. Accordingly, actual prices agreed to between buyers and sellers in private transactions could be substantially different than our estimate of the fair value.

(8) Significant Contracts

We entered into significant contracts with subsidiaries and affiliates of Shell at the time of the Separation. These contracts are for: (1) leases of land and facilities at some of our foreign locations; (2) operating agreements where Shell operates some of our foreign manufacturing facilities; (3) site services, utilities, material, and facilities agreements at some of our foreign manufacturing facilities; (4) raw material supply agreements, both domestically and foreign facilities; and (5) transitional and interim service agreements. Shell was considered a related party until the Acquisition, as Shell had an approximately 11% equity in us. See Note 9 for additional information concerning related party transactions.

(a) Leases with Shell

Each of our manufacturing facilities located in Berre, France; Pernis, The Netherlands; and Wesseling, Germany are located on property which is leased to us by Shell affiliates under long-term arrangements. The land on which our manufacturing facility in Berre, France is located is leased to us by a Shell affiliate under the terms of two 30-year leases beginning from January 1, 2000. Our manufacturing facility in Pernis, The Netherlands is leased to us by a Shell affiliate under the terms of a sublease, which expires on June 30, 2024. Our manufacturing facility in Wesseling, Germany is leased to us by Basell Polyolefins, a joint venture between Shell and BASF GmbH pursuant to a business lease agreement for a term of 30 years commencing on March 31, 2000.

Shell Chemicals leases to us, and provides services at, the research and development sites in Louvain-La-Neuve, Belgium (lease expires in 2008); and Amsterdam, The Netherlands (lease expires in 2006). Shell provided us with written notice they would not guarantee the availability of the leased facilities in Amsterdam, The Netherlands, beyond 2006. We have provided written notice to Shell, in accordance with this lease agreement, to cancel the lease during 2005. We lease from Shell Chemicals space in Shell Chemicals’ Westhollow Technology Center in Houston, Texas. This lease terminates in 2011.

We also lease our corporate headquarters in Houston, Texas, from a Shell affiliate. This lease terminates in June 2006.

All lease agreements with Shell and Shell affiliates are at negotiated arm’s length prices.

(b) Operating Agreements with Shell

Shell operates our manufacturing facilities located in Berre, France; Pernis, The Netherlands; and Wesseling, Germany.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

Our manufacturing facilities in Berre, France, and Pernis, The Netherlands, are situated on major Shell petrochemical sites at which other third party tenants also own facilities. Pursuant to two 20-year agreements, Shell operates and maintains the manufacturing facilities that we purchased in Berre, France, and Pernis, The Netherlands. Shell charges us fees based on certain costs incurred in connection with operating and maintaining these facilities. Pursuant to the agreements, Shell employs and provides all staff other than certain plant managers and assistant plant managers and technical personnel whom we may appoint.

Pursuant to a 40-year agreement dated March 31, 2000, Basell Polyolefins, Shell’s joint venture with BASF GmbH, operates, as well as provides certain services, materials, and utilities required to operate, the manufacturing facility in Wesseling, Germany. We pay Elenac GmbH (a German joint venture between Shell and BASF GmbH) a monthly fee as well as costs incurred by Elenac in providing the various services, even if the facility fails to produce any output (whether or not due to events within Elenac’s control) or we reject some or all output.

All operating agreements with Shell and Shell affiliates are at negotiated arm’s length prices.

(c) Site Services, Utilities, Materials, and Original Facilities Agreements with Shell

Shell, through local operating affiliates, provides various site services, utilities, materials, and facilities at the manufacturing facilities they operate and maintain for us in Berre, France, and Pernis, The Netherlands as well as at our research and development facilities in Amsterdam, The Netherlands; Louvain-la-Neuve, Belgium; and Houston, Texas. Generally these services, utilities, materials, and facilities are provided by Shell at our manufacturing facilities on either a long-term basis, short-term basis, or a sole-supplier basis. Items provided on a sole-supplier basis may not be terminated except upon termination of the applicable agreement in its entirety. Items provided on a long-term or short-term basis may be terminated individually under certain circumstances.

All site services, utilities, materials, and facilities agreements with Shell are at negotiated arm’s length prices.

(d) Raw Materials Agreements with Shell

Shell supplies minimum annual quantities of styrene, isoprene, and butadiene, the three most important raw materials for the production of KRATON products, to our manufacturing facilities in the U.S. and Europe.

Under each of the agreements summarized below, reasonably unforeseen circumstances, including plant breakdowns, will excuse performance by either party. In addition, pursuant to the agreements governing our U.S. facility, Shell’s inability to acquire any material necessary for manufacturing the applicable raw material from its usual sources and on terms it deems reasonable will excuse Shell’s nonperformance. If performance is excused in the U.S., Shell is not required to purchase the styrene, isoprene, or butadiene, as the case may be, to satisfy its obligations to us in the U.S., and can apportion its available supply among all its customers and its own internal uses as it deems fair and reasonable. As is the case in the U.S., in Europe, if Shell’s performance is excused, Shell is not required to purchase the styrene, isoprene, or butadiene, as the case may be, to satisfy its obligations to us and can, during the affected period, reduce, on a pro rata basis, the quantities it supplies to us and other contractual customers.

Styrene

Pursuant to an agreement dated August 30, 1999, Shell, through a local operating subsidiary, supplies, and we purchase, a nominated volume of styrene per year for our manufacturing facility in the U.S. Pursuant to an agreement dated August 4, 2000, we purchase minimum quantities, and Shell, through a local operating

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

subsidiary, supplies maximum quantities, of styrene per year in aggregate for our manufacturing facilities in The Netherlands, France, and Germany. The agreed annual quantities are subject to increase or decrease upon annual review by the parties. The contract covering the United States expires December 31, 2005, but will continue to be in effect unless terminated with 12 months’ prior written notice by either party. The contract covering The Netherlands, France, and Germany expires February 28, 2006, but will continue to be in effect unless terminated with 12 months’ prior written notices by either party. In Brazil, styrene is obtained from a variety of local third party sources. In Japan, styrene is sourced from nearby Mitsubishi Chemical Company facility.

For our agreement covering our manufacturing facility in the United States, the price we must pay for styrene varies with the published prices of styrene, benzene, and ethylene. The price we pay for styrene under our agreement covering The Netherlands, France, and Germany varies to reflect the published price for styrene even though our purchase price is subject to certain minimums and maximums that vary with, among other things, benzene, ethylene, the Dutch consumer price index, the hourly wage rates in the chemicals industry, and the price of sulphur fuel oil.

Isoprene

Pursuant to an agreement dated September 11, 1999, Shell, through a local operating subsidiary, supplies, and we purchase, a nominated volume of isoprene per year for our manufacturing facility in the U.S. Pursuant to an agreement dated February 28, 2001, we purchase minimum quantities, and Shell, through a local operating subsidiary, supplies maximum quantities, of isoprene per year in the aggregate for our manufacturing facility in The Netherlands. The agreed annual quantities are subject to increase or decrease upon annual review by the parties. We source our isoprene requirements in the United States and Europe pursuant to contracts with Shell Chemicals. Each contract expires December 31, 2009, but will continue to be in effect unless terminated with 12 to 24 months’ prior written notice by either party. In Brazil, isoprene is obtained from Braskem. In Japan, isoprene is sourced by pipeline from adjacent JSR extraction units on a commercial supply basis.

We are entering into and are currently operating under the terms of new amendments to our isoprene agreements with Shell Chemicals, which provide a market-based price component as well as a formula component for determining our net transaction price.

If we fail to purchase 95% of the agreed quantity of isoprene in either the U.S. or The Netherlands in a given year, unless excused because of reasonably unforeseen circumstances, including plant breakdowns, we must pay Shell an idle capacity fee pursuant to formulas set forth in the contract.

Butadiene

Pursuant to an agreement dated September 11, 1999, Shell, through a local operating subsidiary, supplies, and we purchase, a nominated volume of butadiene per year for our manufacturing facility in the U.S. Pursuant to agreements dated July 1, 1999 and December 1, 1999, we purchase minimum quantities, and Shell supplies maximum quantities, of butadiene per year for our manufacturing facilities in France and Germany. The agreed annual quantities are subject to increase or decrease upon annual review by the parties. The contract covering the United States expires December 31, 2005, but will continue to be in effect unless terminated with 12 months’ prior written notice by either party. The contract covering France expires December 31, 2007, but will continue to be in effect unless terminated with 24 months’ prior written notice by either party. The contract covering Germany expires December 31, 2040, but will continue to be in effect unless terminated with 60 months’ prior written notice by either party.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

In both the U.S. and Europe, Shell charges a price based on published market prices for butadiene. In the U.S., however, if we can provide satisfactory evidence of available butadiene, in certain minimum quantities during a 1-year period, of like quality produced in the U.S. at a lower price under similar terms and conditions and Shell chooses not to match this lower price, we may deduct all quantities so purchased from the remaining applicable annual quantity.

(e) Transitional and Interim Service Arrangements with Shell

In connection with the Separation, we identified certain services that we believed were necessary to our business and that we could not initially provide ourselves. In order to facilitate our transition to a stand-alone company, we entered into agreements whereby Shell and its affiliates have provided and/or continue to provide many of those services including financial services, information technology services, technical services, sales and marketing services, and operational, administrative, and supply management services for a period of between 6 months and 2 years, depending on the service, following the closing of the Ripplewood Transaction. During the year ended December 31, 2002, we incurred $4.2 million of startup costs related to accounting and information technology services that were either provided to us by Shell or were provided by third parties that were previously contracted by Shell.

Interim Agreements for Information Technology Services

Pursuant to two agreements executed at the closing of the Separation, Shell provided information technology services to us. These services included voice communications systems, computer access and network services, customer service, desktop computer support, and other related services. The agreements each had a term of 2 years from the closing of the Ripplewood Transaction. We may terminate any particular service prior to expiration of the agreements, provided that we reimburse Shell for any expenses it incurs due solely to such termination.

During 2002, we terminated these agreements and negotiated a new contract with and transitioned to a new information technology service provider to provide continued support for the majority of our information technology requirements through June 2005. We provide any and all other information technology services not provided by the new provider.

Other Transitional Services

Additional transitional and interim arrangements with Shell and its affiliates include:

1.	at our Belpre, Ohio manufacturing facility and Westhollow research facility in Houston, Texas, for automatically renewable 1-year periods, technical services, including chemical engineering services, equipment engineering, access to technical personnel, and information technology infrastructure and applications services; and

2.	at our Westhollow research facility, for automatically renewable 1-year periods, library services, files, and records management and travel management.

(f) Infineum

We have entered into several commercial agreements with Infineum, a joint venture between Shell and ExxonMobil, related to: (1) the sharing by Infineum of certain production capacity at our Belpre, Ohio manufacturing facility and (2) our production of certain additives for Infineum at our Berre, France manufacturing facility. The Belpre, Ohio agreements have a 30-year term, and the Berre, France agreement has an initial term ending in June 2004, extendable for another 2-year term.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

(9) Related Party Transactions

We entered into transactions with subsidiaries and affiliates of Shell at the time of the Separation. Shell had an approximately 11% equity interest in us until the Acquisition.

(a) Related-Party Amounts

The aggregate amounts of related-party transactions were as follows:

	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Predecessor
			Period from January 1 through December 22, 2003	Year Ended December 31, 2002
	(In thousands)		(In thousands)
Sales to related parties	$3,753	$71	$36,792	$24,242
Purchases from related parties	39,511	794	236,957	210,504
Research and development expenses	—	—	6,233	6,120
Selling, general, and administrative expenses	—	—	962	10,103

The only related-party transactions subsequent to December 22, 2003, are between us and our 50% equity investment in a joint venture at our Kashima site.

(b) Revenues

Sales to related parties are derived primarily from the sale of finished goods. Amounts due from the related-party were approximately $1.6 million as of December 31, 2004 and $0.6 million as of December 31, 2003. These amounts due from the related-party have been reflected as a reduction to the related-party payable, reported in the balance sheet, as there is only one related-party and the sales to and purchases from the related-party are similar products.

(c) Cost of Goods Sold

We purchase the majority of our primary feedstocks from Shell companies. As discussed, Shell may also provide site services, utilities, materials, Original Facilities, and operatorship services. Amounts due to the related-party, net of the amount due from the related-party, were approximately $14.5 million as of December 31, 2004, and $11.9 million as of December 31, 2003.

(d) Research and Development Expenses

Research and development activities are performed largely by our employees located at Shell’s technology centers in Houston, Texas, The Netherlands, and Belgium.

(e) Other

At the time of the Separation, we entered into an agreement with Ripplewood Holdings LLC our principal equity investor, to provide consulting and management advisory services to us for an annual fee of $2 million. The agreement terminated as a result of the Acquisition. For the period from January 1 through December 22, 2003 and the year ended December 31, 2002, we paid these affiliates approximately $2.2 million and $2.2 million, respectively, which is included in selling, general, and administrative expenses.

In addition, at the time of the Acquisition we entered into an agreement with the owners of TJ Chemicals to provide consulting and management advisory services to us for an annual fee of $2 million, plus reimbursement of expenses incurred.

Polymer Holdings LLC

Notes to the Consolidated Financial Statements—(Continued)

In connection with the Acquisition, Chemical Holdings acquired from us an option to purchase all of our outstanding equity interests in KRATON free and clear of all liens, claims and encumbrances other than those created by us in connection with KRATON’s senior secured credit facility. The option is exercisable at any time until the seventh anniversary of the Acquisition (December 23, 2010), for a purchase price in cash, referred to as the Call Option Price, equal to $400 million on or prior to the first anniversary of the Acquisition, $405 million thereafter but on or prior to the second anniversary of the Acquisition, $410 million thereafter but on or prior to the third anniversary of the Acquisition, $415 million thereafter but on or prior to the fourth anniversary of the Acquisition, $900 million thereafter but on or prior to the fifth anniversary of the Acquisition, $1.2 billion thereafter but on or prior to the sixth anniversary of the Acquisition and $1.5 billion thereafter until the option expires. The Call Option Price shall be adjusted under certain circumstances, to take into account contributions made by us to KRATON or any material distributions made by KRATON to us.

(10) Member’s Equity

Polymer Holdings’ capitalization is governed by an Amended and Restated Limited Liability Company Agreement dated as of December 31, 2003, as amended to date, we refer to this agreement as the Polymer Holdings LLC Agreement. Polymer Holdings’ membership interests authorized by the Polymer Holdings LLC Agreement are 10 Units. At December 31, 2004 and 2003, 10 units were issued and outstanding with no stated value and owned by Chemical Holdings.

KRATON’s capitalization is governed by an Amended and Restated Limited Liability Company Agreement dated as of February 28, 2001, as amended to date, or the LLC Agreement. Our membership interests authorized by the LLC Agreement are 1000 Units. At December 31, 2004, and 2003, 100 units were issued and outstanding with no stated value and owned by Polymer Holdings LLC.

(11) Supplemental Guarantor Information

KRATON and KRATON Polymers Capital corporation, a financing subsidiary, collectively, the Issuers, are co-issuers of the 8.125% Notes. The Guarantor Subsidiaries include Elastomers Holdings LLC, a US holding company, and KRATON Polymers US LLC, a US operating subsidiary, collectively, the Guarantor Subsidiaries fully and conditionally guarantee on a joint and several basis, the Issuers’ obligations under the 8.125% Notes. Our remaining subsidiaries are not guarantors of the 8.125% Notes. We do not believe that separate financial statements and other disclosures concerning the Guarantor Subsidiaries would provide any additional information that would be material to investors in making an investment decision.

Polymer Holdings was not a party to the issuance of the 8.125% Notes. Polymer Holdings’ separate financial statements are included in the following Supplemental Guarantor Information as of, and for the year ended, December 31, 2004, for the sole purpose that the following consolidated balances will agree to Polymer Holdings’ consolidated financial statements.

Balance Sheet

	As of December 31, 2004
	Polymer Holdings (1)	KRATON (2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$—	$15,981	$30,376	$—	$46,357
Receivables, net	—	454	43,143	84,467	(7,468)	120,596
Inventories of products	—	4,160	120,264	91,666	—	216,090
Inventories of materials and supplies	—	—	5,673	3,105	—	8,778
Other current assets	—	2,288	577	7,516	—	10,381

Total current assets	—	6,902	185,638	217,130	(7,468)	402,202
Property, plant, and equipment, less accumulated depreciation	—	138,133	181,292	104,908	—	424,333
Identifiable intangible assets	—	60,883	—	48,811	—	109,694
Investment in consolidated subsidiaries	329,582	—	—	—	(329,582)	—
Investment in joint venture	—	813	—	9,940	—	10,753
Deferred financing costs	1,826	14,973	—	—	—	16,799
Other long-term assets	—	118,127	252,066	3,529	(365,076)	8,646

Total assets	$331,408	$339,831	$618,996	$384,318	$(702,126)	$972,427

Liabilities and Member’s Equity
Current liabilities:
Current portion of long-term debt	$—	$2,680	$—	$—	$—	$2,680
Accounts payable—trade	—	2,900	29,977	47,091	—	79,968
Other payables and accruals	—	8,143	16,199	15,717	—	40,059
Due to (from) related parties	—	—	456	21,483	(7,468)	14,471
Deferred income taxes	—	—	(417)	1,657	—	1,240

Total current liabilities	—	13,723	46,215	85,948	(7,468)	138,418
Long-term debt, net of current portion	93,672	462,663	—	—	—	556,335
Deferred income taxes	(672)	13,669	19,053	(6,213)	—	25,837
Long-term liabilities	—	261,950	12,865	115,890	(365,076)	25,629

Total liabilities	93,000	752,005	78,133	195,625	(372,544)	746,219

Commitments and contingencies (note 6)	—	—	—	—	—	—
Member’s equity:
Common equity	238,408	(412,174)	540,863	166,148	(329,582)	203,663
Accumulated other comprehensive income	—	—	—	22,545	—	22,545

Total member’s equity	238,408	(412,174)	540,863	188,693	(329,582)	226,208

Total liabilities and member’s equity	$331,408	$339,831	$618,996	$384,318	$(702,126)	$972,427

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.

(2)	Kraton Polymers and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. Kraton Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

Balance Sheet

	As of December 31, 2003
	Polymer Holdings (1)	KRATON (2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$19	$(182)	$17,663	$—	$17,500
Receivables, net	—	—	35,796	64,129	(8,461)	91,464
Inventories of products	—	31,216	117,681	100,666	—	249,563
Inventories of materials and supplies	—	—	6,229	3,096	—	9,325
Other current assets	—	1,473	560	3,951	—	5,984

Total current assets	—	32,708	160,084	189,505	(8,461)	373,836
Property, plant, and equipment, less accumulated depreciation	—	143,679	174,386	94,173	—	412,238
Identifiable intangible assets	—	68,730	—	48,811	—	117,541
Investment in consolidated subsidiaries	239,520	—	—	—	(239,520)	—
Investment in joint venture	—	813	—	9,636	—	10,449
Deferred financing costs	—	19,962	—	—	—	19,962
Other long-term assets	—	117,985	219,103	1,809	(331,867)	7,030

Total assets	$239,520	$383,877	$553,573	$343,934	$(579,848)	$941,056

Liabilities and Member’s Equity
Current liabilities:
Current portion of long-term debt	$—	$3,600	$—	$—	$—	$3,600
Accounts payable—trade	—	2,900	6,985	27,960	—	37,845
Other payables and accruals	—	740	15,949	18,099	—	34,788
Due to related parties	—	—	1,589	18,781	(8,461)	11,909
Deferred income taxes	—	—	—	548	—	548

Total current liabilities	—	7,240	24,523	65,388	(8,461)	88,690
Long-term debt, net of current portion	—	556,400	—	—	—	556,400
Deferred income taxes	—	41,395	(838)	(4,847)	—	35,710
Long-term liabilities	—	229,675	8,925	114,698	(331,867)	21,431

Total liabilities	—	834,710	32,610	175,239	(340,328)	702,231

Commitments and contingencies (note 6)	—	—	—	—	—	—
Member’s equity:
Common equity	239,520	(450,833)	520,963	167,331	(239,520)	237,461
Accumulated other comprehensive income	—	—	—	1,364	—	1,364

Total member’s equity	239,520	(450,833)	520,963	168,695	(239,520)	238,825

Total liabilities and member’s equity	$239,520	$383,877	$553,573	$343,934	$(579,848)	$941,056

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.

(2)	Kraton Polymers and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. Kraton Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

Statement of Operations

	Year ended December 31, 2004
	Polymer Holdings (1)	KRATON (2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Sales	$—	$—	$426,346	$462,677	$(97,797)	$791,226
Other	—	—	—	16,160	—	16,160

Total revenues	—	—	426,346	478,837	(97,797)	807,386
Costs and expenses:
Cost of goods sold	—	28,040	325,602	432,109	(97,797)	687,954

Gross profit	—	(28,040)	100,744	46,728	—	119,432
Research and development expenses	—	—	10,845	12,333	—	23,178
Selling, general, and administrative expenses	—	—	38,792	26,111	—	64,903
Depreciation and amortization	—	17,012	18,311	7,307	—	42,630
Earnings in joint venture	—	—	—	(462)	—	(462)
Interest expense (income)	1,784	40,265	(6,124)	4,822	—	40,747

Income (loss) before income taxes	(1,784)	(85,317)	38,920	(3,383)	—	(51,564)
Income tax (provision) benefit	673	32,327	(19,022)	3,788	—	17,766

Net income (loss)	$(1,111)	$(52,990)	$19,898	$405	$—	$(33,798)

	Period from December 23 through December 31, 2003
	Polymer Holdings (1)	KRATON (2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Sales	$—	$—	$7,313	$3,676	$(1,457)	$9,532
Other	—	—	—	328	—	328

Total revenues	—	—	7,313	4,004	(1,457)	9,860
Costs and expenses:
Cost of goods sold	—	1,525	4,428	5,300	(1,457)	9,796

Gross profit	—	(1,525)	2,885	(1,296)	—	64
Research and development expenses	—	—	214	244	—	458
Selling, general, and administrative expenses	—	—	523	1,101	—	1,624
Depreciation and amortization	—	342	372	146	—	860
Earnings in joint venture	—	—	—	(28)	—	(28)
Interest expense (income)	—	677	(106)	(15)	—	556

Income (loss) before income taxes	—	(2,544)	1,882	(2,744)	—	(3,406)
Income tax benefit	—	168	228	951	—	1,347

Net income (loss)	$—	$(2,376)	$2,110	$(1,793)	$—	$(2,059)

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.

(2)	Kraton Polymers and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. Kraton Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

Statement of Operations

	Predecessor
	Period from January 1 through December 22, 2003
	KRATON (1)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Sales	$—	$366,663	$387,904	$(74,304)	$680,263
Other	—	—	12,475	—	12,475

Total revenues	—	366,663	400,379	(74,304)	692,738
Costs and expenses:
Cost of goods sold	(1,415)	257,523	337,939	(74,304)	519,743

Gross profit	1,415	109,140	62,440	—	172,995
Research and development expenses	—	10,978	12,332	—	23,310
Selling, general, and administrative expenses	—	28,398	25,619	—	54,017
Depreciation	(396)	20,468	5,804	—	25,876
Earnings in joint venture	—	—	(621)	—	(621)
Interest expense (income)	56,854	(4,403)	5,092	—	57,543

Income (loss) before income taxes	(55,043)	53,699	14,214	—	12,870
Income tax provision	(2,000)	—	(1,007)	—	(3,007)

Net income (loss)	$(57,043)	$53,699	$13,207	$—	$9,863

	Predecessor
	Year ended December 31, 2002
	KRATON (1)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Sales	$—	$365,390	$337,349	$(82,674)	$620,065
Other	—	—	8,853	—	8,853

Total revenues	—	365,390	346,202	(82,674)	628,918
Costs and expenses:
Cost of goods sold	4,239	236,352	267,061	(82,674)	424,978

Gross profit	(4,239)	129,038	79,141	—	203,940
Research and development expenses	—	13,123	9,861	—	22,984
Selling, general, and administrative expenses	(631)	37,943	28,251	—	65,563
Depreciation	(404)	23,570	5,000	—	28,166
Earnings in joint venture	—	—	(1,171)	—	(1,171)
Interest expense (income)	32,680	(2,873)	6,259	—	36,066

Income (loss) before income taxes	(35,884)	57,275	30,941	—	52,332
Income tax provision	—	—	(9,793)	—	(9,793)

Net income (loss)	$(35,884)	$57,275	$21,148	$—	$42,539

(1)	Kraton Polymers and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. Kraton Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

Statements of Cash Flows

	Year ended December 31, 2004
	Polymer Holdings (1)	KRATON (2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows provided by (used in) operating activities	$—	$(26,216)	$73,042	$27,064	$—	$73,890
Cash flows used in investing activities:
Purchase of plant and equipment, net of proceeds from sales of equipment	—	—	(24,605)	(10,039)	—	(34,644)

Net cash used in investing activities	—	—	(24,605)	(10,039)	—	(34,644)

Cash flows provided by (used in) financing activities:
Proceeds from debt	91,914	—	—	—	—	91,914
Repayment of debt	—	(94,657)	—	—	—	(94,657)
Equity contribution (from parent) to subsidiary	(90,063)	90,063	—	—	—	—
Deferred financing costs	(1,851)	(549)	—	—	—	(2,400)
Proceeds from (payments on) intercompany loans	—	31,340	(32,274)	934	—	—

Net cash provided by (used in) financing activities	—	26,197	(32,274)	934	—	(5,143)

Effect of exchange rate difference on cash	—	—	—	(5,246)	—	(5,246)

Net increase (decrease) in cash and cash equivalents	—	(19)	16,163	12,713	—	28,857
Cash and cash equivalents at beginning of period	—	19	(182)	17,663	—	17,500

Cash and cash equivalents at end of period	$—	$—	$15,981	$30,376	$—	$46,357

Statements of Cash Flows

	Period from December 23 through December 31, 2003
	Polymer Holdings (1)	KRATON (2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows provided by (used in) operating activities	$—	$4,717	$(17,444)	$6,411	$—	$(6,316)
Cash flows used in investing activities:
Purchase of business, including transaction costs	—	(479,211)	—	—	—	(479,211)
Purchase of plant and equipment	—	—	—	(2,550)	—	(2,550)

Net cash used in investing activities	—	(479,211)	—	(2,550)	—	(481,761)

Cash flows provided by (used in) financing activities:
Proceeds from debt	—	560,000	—	—	—	560,000
Repayment of debt	—	(344,429)	—	—	—	(344,429)
Proceeds from issuance of common equity	239,520	—	—	—	—	239,520
Equity contribution (from parent) to subsidiary	(239,520)	239,520	—	—	—	—
Deferred financing costs	—	(20,000)	—	—	—	(20,000)
Proceeds from (payments on) intercompany loans	—	39,403	(36,846)	(2,557)	—	—

Net cash provided by (used in) financing activities	—	474,494	(36,846)	(2,557)	—	435,091

Effect of exchange rate difference on cash	—	—	—	(485)	—	(485)

Net increase (decrease) in cash and cash equivalents	—	—	(54,290)	819	—	(53,471)
Cash and cash equivalents at beginning of period	—	19	54,108	16,844	—	70,971

Cash and cash equivalents at end of period	$—	$19	$(182)	$17,663	$—	$17,500

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.

(2)	Kraton Polymers and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. Kraton Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

Statements of Cash Flows

	Predecessor
	Period from January 1 through December 22, 2003
	KRATON (1)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows provided by (used in) operating activities	$(24,604)	$88,717	$29,440	$—	$93,553
Cash flows used in investing activities:
Purchase of plant and equipment	—	(7,390)	(6,095)	—	(13,485)

Net cash used in investing activities	—	(7,390)	(6,095)	—	(13,485)

Cash flows provided by (used in) financing activities:
Repayment of debt	(16,949)	—	—	—	(16,949)
Cash contributions from (distribution to) parent, net	(3,780)	—	—	—	(3,780)
Proceeds from (payments on) intercompany loans	45,315	(28,253)	(17,062)	—	—

Net cash provided by (used in) financing activities	24,586	(28,253)	(17,062)	—	(20,729)

Effect of exchange rate difference on cash	—	—	(2,673)	—	(2,673)

Net increase (decrease) in cash and cash equivalents	(18)	53,074	3,610	—	56,666
Cash and cash equivalents at beginning of period	37	1,034	13,234	—	14,305

Cash and cash equivalents at end of period	$19	$54,108	$16,844	$—	$70,971

	Predecessor
	Year ended December 31, 2002
	KRATON (1)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated

Cash flows provided by (used in) operating activities	$(24,759)	$80,908	$(7,497)	$48,652

Cash flows used in investing activities:
Purchase of property, plant, and equipment	—	(5,101)	(3,071)	(8,172)

Net cash used in investing activities	—	(5,101)	(3,071)	(8,172)

Cash flows provided by (used in) financing activities:
Repayment of debt	(42,764)	—	—	(42,764)
Proceeds from (payments on) intercompany loans	73,023	(81,584)	8,561	—
Cash contributions from (distributions to) parent, net	(4,591)	—	—	(4,591)
Proceeds from insurance bond, net	(1,043)	—	—	(1,043)

Net cash provided by (used in) financing activities	24,625	(81,584)	8,561	(48,398)

Effect of exchange rate differences on cash	—	—	(1,967)	(1,967)

Net decrease in cash and cash equivalents	(134)	(5,777)	(3,974)	(9,885)
Cash and cash equivalents, beginning of period	171	6,811	17,208	24,190

Cash and cash equivalents, end of period	$37	$1,034	$13,234	$14,305

(1)	Kraton Polymers and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. Kraton Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus or in the accompanying letter of transmittal. You must not rely on any unauthorized information or representations. This prospectus and the accompanying letter of transmittal are an offer to sell or to buy only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is accurate as of the date on the front cover of the prospectus or the date of the document incorporated by reference. The information in the accompanying letter of transmittal is accurate as of its date.

Through and including             , 2005 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The limited liability company agreements of Polymer Holdings LLC (“Holdings”) and the certificate of incorporation of Polymer Holdings Capital Corporation (“Polymer Holdings Capital” and, together with Holdings, the “Registrants”) provide for indemnification of the Registrants’ officers and directors or members, as the case may be.

The limited liability company agreement of Holdings provides for the indemnification of its Member, each member of the Board of Directors, its Officers and any other person who serves at the request of the Member or such officer on its behalf, provided that such indemnified person acted in good faith consistent with applicable law and the provisions of its limited liability company agreement. Section 18-108 of the Delaware Limited Liability Company Act provides as follows:

18-108 INDEMNIFICATION.—Subject to such standards and restrictions, if any as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The certificate of incorporation of Polymer Holdings Capital provides that the personal liability of its directors is eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”). Section 102(b)(7) of the DGCL provides as follows:

102 CONTENTS OF THE CERTIFICATE OF INCORPORATION

(b) In addition to the matters required to be set forth in the certificate of incorporation by subsection (a) of this section, the certificate of incorporation may also contain any or all of the following matters:

(7) A provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of this title; or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this paragraph to a director shall also be deemed to refer (x) to a member of the governing body of a corporation which is not authorized to issue capital stock, and (y) to such other person or persons, if any, who, pursuant to a provision of the certificate of incorporation in accordance with § 141(a) of this title, exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors by this title.

The Registrants also carry liability insurance covering officers and directors.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibits. A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each registrant has duly caused this registration statement to be signed on behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 31, 2005.

POLYMER Holdings LLC

By:	/S/ GEORGE B. GREGORY
Name: George B. Gregory
Title: President and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George B. Gregory and Joseph J. Waiter, and each of them, his or her true and lawful attorney-in-fact and agent, with full power and substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including any and all pre-effective and post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, agents, or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Titles	Date

/S/ GEORGE B. GREGORY George B. Gregory	President and Chief Executive Officer (Principal Executive Officer) and Director of the Registrant	March 31, 2005

/S/ DAVID M. DAVIS David M. Davis	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) of the registrant	March 31, 2005

William S. Price	Director of the registrant

Richard W. Boyce	Director of the registrant

/S/ KELVIN DAVIS Kelvin Davis	Director of the registrant	March 31, 2005

Michael MacDougall	Director of the registrant

/S/ TIMOTHY WALSH Timothy Walsh	Director of the registrant	March 31, 2005

Signature	Titles	Date

/S/ JOHN BRECKENRIDGE John Breckenridge	Director of the registrant	March 31, 2005

/S/ RICHARD A. AUBE Richard A. Aube	Director of the registrant	March 31, 2005

/S/ STEPHAN OPPENHEIMER Stephan Oppenheimer	Director of the registrant	March 31, 2005

/S/ STEVEN J. DEMETRIOU Steven J. Demetriou	Director of the registrant	March 31, 2005

/S/ JAMES R. BALL James R. Ball	Director of the registrant	March 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each registrant has duly caused this registration statement to be signed on behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 31, 2005.

POLYMER HOLDINGS CAPITAL CORPORATION

By:	/S/ GEORGE B. GREGORY
Name: George B. Gregory
Title: President

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George B. Gregory and Joseph J. Waiter, and each of them, his or her true and lawful attorney-in-fact and agent, with full power and substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including any and all pre-effective and post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, agents, or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Titles	Date

/S/ GEORGE B. GREGORY George B. Gregory	President and Chief Executive Officer (Principal Executive Officer) of the registrant	March 31, 2005

/S/ DAVID M. DAVIS David M. Davis	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) of the registrant	March 31, 2005

William S. Price	Director of the registrant

Richard W. Boyce	Director of the registrant

/S/ KELVIN DAVIS Kelvin Davis	Director of the registrant	March 31, 2005

Michael MacDougall	Director of the registrant

Signature	Titles	Date

/S/ TIMOTHY WALSH Timothy Walsh	Director of the registrant	March 31, 2005

/S/ JOHN BRECKENRIDGE John Breckenridge	Director of the registrant	March 31, 2005

/S/ RICHARD A. AUBE Richard A. Aube	Director of the registrant	March 31, 2005

/S/ STEPHAN OPPENHEIMER Stephan Oppenheimer	Director of the registrant	March 31, 2005

/S/ STEVEN J. DEMETRIOU Steven J. Demetriou	Director of the registrant	March 31, 2005

/S/ JAMES R. BALL James R. Ball	Director of the registrant	March 31, 2005

Item 16.	Exhibits.

The following is a list of all exhibits filed as a part of this registration statement on Form S-4, including those incorporated in this registration statement by reference.

Exhibit No.		Description of Exhibits

2.1		Amended and Restated Agreement and Plan of Merger among Ripplewood Chemical Holding LLC, Kraton Polymers LLC, Polymer Holdings LLC and Polymer Acquisition LLC dated November 5, 2003 (incorporated by reference from Exhibit 2.1 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation dated April 1, 2005)

3.1		Certificate of Formation of TPG Polymer Holdings, LLC dated October 28, 2003*

3.2		Amended and Restated Certificate of Formation of TPG Polymer Holdings, LLC dated November 24, 2003 changing name to Polymer Holdings LLC*

3.3		Amended and Restated Limited Liability Company Agreement of Polymer Holdings LLC, dated December 23, 2003*

3.4		Certificate of Incorporation of Polymer Holdings Capital Corporation dated October 14, 2004*

3.5		Bylaws of Polymer Holdings Capital Corporation dated October 14, 2004*

4.1		Indenture, dated as of November 2, 2004, among Polymer Holdings LLC, Polymer Holdings Capital Corporation, and Wells Fargo Bank, N.A., as trustee, relating to the 12.000% Senior Discount Notes due 2014*

4.2		Form of 12.000% Senior Discount Notes due 2014 of Polymer Holdings LLC and Polymer Holdings Capital Corporation (included as Exhibit A1 to the Indenture filed as Exhibit 4.1 herein)

4.3		Exchange and Registration Rights Agreement, dated November 2, 2004, among Polymer Holdings LLC, Polymer Holdings Capital Corporation, Goldman, Sachs & Co. and UBS Securities LLC*

4.4		Indenture, dated as of December 23, 2003, among KRATON Polymers LLC, KRATON Polymers Capital Corporation, the Guarantors named therein and Wells Fargo Bank Minnesota, N.A., as trustee, relating to the 8.125% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.1 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

4.5		Form of 8.125% Senior Subordinated Notes due 2014 of KRATON Polymers LLC and KRATON Polymers Capital Corporation (incorporated by reference from Exhibit 4.2 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

4.6		Exchange and Registration Rights Agreement, dated December 23, 2003, among KRATON Polymers LLC, KRATON Polymers Capital Corporation, the Guarantors named therein, Goldman, Sachs & Co. and UBS Securities LLC (incorporated by reference from Exhibit 4.3 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

4.7		Pledge and Security Agreement, dated December 23, 2003, between KRATON Polymers LLC, Polymer Holdings LLC, KRATON Polymers Capital Corporation, Elastomers Holdings LLC, KRATON Polymers U.S. LLC, as Grantors and UBS AG, Stanford Branch, as Collateral Agent (incorporated by reference from Exhibit 4.4 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

4.8	(a)	Credit and Guaranty Agreement, dated December 23, 2003, among KRATON Polymers LLC, as Borrower, Polymer Holdings LLC, certain subsidiaries of KRATON Polymers LLC, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P. and UBS Securities LLC, as Lead Arrangers, Goldman Sachs Credit Partners L.P., as Syndication Agent, UBS AG, Stanford Branch, as Administrative Agent and Collateral Agent, and Morgan Stanley Senior Funding Inc., Credit Suisse First Boston, acting through its Cayman Islands Branch and General Electric Capital Corporation, as Documentation Agents (incorporated by reference from Exhibit 4.5(a) of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

Exhibit No.		Description

4.8	(b)	Amendment No. 1 to the Credit and Guaranty Agreement dated as of March 4, 2004 (incorporated by reference from Exhibit 4.5(b) of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

4.8	(c)	Amendment No. 2 to the Credit and Guaranty Agreement dated as of October 21, 2004 (incorporated by reference from Exhibit 4.5(c) of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

5.1		Opinion of Cleary Gottlieb Steen & Hamilton LLP*

10.1		Separation Agreement dated September 20, 2004, between Stephen Wood and KRATON Polymers LLC (incorporated by reference from Exhibit 10.1 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.2		Separation Agreement dated April 26, 2004 between Gary Spitz and KRATON Polymers LLC (incorporated by reference from Exhibit 10.2 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.3		Amendment to Separation Agreement dated June 8, 2004, between KRATON Polymers LLC and Gary M. Spitz (incorporated by reference from Exhibit 10.3 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.3	(a)	Amendment to Separation Agreement dated July 20, 2004, between KRATON Polymers LLC and Gary M. Spitz (incorporated by reference from Exhibit 10.3(a) of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.3	(b)	Third Amendment to Separation Agreement dated August 30, 2004, between KRATON Polymers LLC and Gary M. Spitz (incorporated by reference from Exhibit 10.3(b) of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.3	(c)	Amendment to Separation Agreement dated October 11, 2004, by Gary M. Spitz (incorporated by reference from Exhibit 10.3(c) of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.4		Separation Agreement dated October 21, 2004 between Garret Davies and KRATON Polymers LLC (incorporated by reference from Exhibit 10.4 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.5		Employment Agreement dated November 1, 2004, between George Gregory and KRATON Polymers LLC (incorporated by reference from Exhibit 10.5 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.6		Notional Unit Award Grant Agreement between George Gregory and KRATON Polymers LLC, dated September 10, 2004 (incorporated by reference from Exhibit 10.6 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.7		Option Grant Agreement dated September 9, 2004 between George Gregory and TJ Chemical Holdings LLC (incorporated by reference from Exhibit 10.7 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.8		Profits Unit Award Agreement between George Gregory and KRATON Polymers LLC, dated September 10, 2004 (incorporated by reference from Exhibit 10.8 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.9		Employment Agreement dated December 2, 2004, between David Davis and KRATON Polymers LLC (incorporated by reference from Exhibit 10.9 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

Exhibit No.		Description

10.10		Restricted Notional Unit Award Agreement dated December 2, 2004, between David Davis and KRATON Polymers LLC (incorporated by reference from Exhibit 10.10 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.11		Option Grant Agreement dated December 2, 2004, between David Davis and TJ Chemical Holdings LLC (incorporated by reference from Exhibit 10.11 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.12		Profit Unit Award Agreement dated December 2, 2004, between David Davis and KRATON Polymers LLC (incorporated by reference from Exhibit 10.12 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.13		Employment Agreement dated January 1, 2002, between Roger Morgan and KRATON Polymers LLC (incorporated by reference from Exhibit 10.13 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.13	(a)	Statement of Employment Particulars dated January 2, 2002, between KRATON Polymers LLC and Roger Morgan (incorporated by reference from Exhibit 10.13(a) of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.13	(b)	Confidentiality, Non-Competition and Proprietary Information Agreement dated January 1, 2002, between Roger Morgan and KRATON Polymers LLC (incorporated by reference from Exhibit 10.13(b) of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.13	(c)	Pension Arrangements between KRATON Polymers LLC and Roger Morgan (incorporated by reference from Exhibit 10.13(c) of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.13	(d)	Secondment to Kraton Polymers International Limited UK dated January 21, 2002, between KRATON Polymers LLC and Roger Morgan (incorporated by reference from Exhibit 10.13(d) of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.13	(e)	Redundancy Arrangements dated January 21, 2002, between KRATON Polymers LLC and Roger Morgan (incorporated by reference from Exhibit 10.1 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.14		Amendment to Arrangement dated May, 2004 between Roger Morgan and KRATON Polymers LLC (incorporated by reference from Exhibit 10.14 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.15		Option Grant Agreement dated September 9, 2004 between Roger Morgan and TJ Chemical Holdings LLC (incorporated by reference from Exhibit 10.15 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.16		Profits Unit Award Agreement dated September 10, 2004, between Roger Morgan and KRATON Polymers LLC (incorporated by reference from Exhibit 10.16 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.17		Employment Agreement dated March 18, 2004, between Robert A. Newman and KRATON Polymers LLC (incorporated by reference from Exhibit 10.17 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.18		Option Grant Agreement dated September 9, 2004 between Robert A. Newman and TJ Chemical Holdings LLC (incorporated by reference from Exhibit 10.18 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

Exhibit No.	Description

10.19	Profits Unit Award Agreement between Robert Newman and KRATON Polymers LLC, dated September 10, 2004 (incorporated by reference from Exhibit 10.19 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.20	Employment Agreement dated April 12, 2004, between Richard A. Ott and KRATON Polymers LLC (incorporated by reference from Exhibit 10.20 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.21	Option Grant Agreement dated September 9, 2004 between Richard A. Ott and TJ Chemical Holdings LLC (incorporated by reference from Exhibit 10.21 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.22	Profits Unit Award Agreement dated September 10, 2004, between Richard Ott and KRATON Polymers LLC (incorporated by reference from Exhibit 10.22 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.23	Employment Agreement dated April 12, 2004, between Joseph J. Waiter, and KRATON Polymers LLC (incorporated by reference from Exhibit 10.23 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.24	Option Grant Agreement dated September 9, 2004 between Joseph J. Waiter and TJ Chemical Holdings LLC (incorporated by reference from Exhibit 10.24 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.25	Profits Unit Award Agreement dated September 10, 2004, between Joseph Waiter and KRATON Polymers LLC (incorporated by reference from Exhibit 10.25 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.26	Employment Agreement dated March 8, 2004, between Dave Bradley and KRATON Polymers LLC (incorporated by reference from Exhibit 10.26 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.27	Option Grant Agreement dated September 9, 2004 between Dave Bradley and TJ Chemical Holdings LLC (incorporated by reference from Exhibit 10.27 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.28	Profits Unit Award Agreement between Dave Bradley and KRATON Polymers LLC, dated September 10, 2004 (incorporated by reference from Exhibit 10.28 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.29	Restricted Unit Award Grant Agreement dated September 10, 2004, between Dave Bradley and KRATON Polymers LLC (incorporated by reference from Exhibit 10.29 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.30	KRATON Polymers LLC Executive Deferred Compensation Plan (incorporated by reference from Exhibit 10.30 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.31	TJ Chemical Holdings LLC 2004 Option Plan and Form of Option Grant Agreement (incorporated by reference from Exhibit 10.31 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.32	First Amended and Restated Site Services, Utilities, Materials and Facilities Agreement between KRATON Polymers Nederland BV and Shell Nederland Raffinaderij BV, dated February 28, 2001 (Pernis) (incorporated by reference from Exhibit 10.33 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

Exhibit No.	Description

10.33	First Amended and Restated Site Services, Utilities, Materials and Facilities Agreement between KRATON Polymers Nederland BV and Shell Nederland Chemie BV, dated February 28, 2001 (Pernis) (incorporated by reference from Exhibit 10.34 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.34	First Amended and Restated Site Services, Utilities, Materials and Facilities Agreement between Shell Chimie S.A. and KRATON Polymers France SAS, dated February 28, 2001 (Berre) (incorporated by reference from Exhibit 10.35 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.35	First Amended and Restated Operations and Maintenance Services Agreement between KRATON Polymers Nederland BV and Shell Nederland Chemie BV, dated February 28, 2001 (Pernis) (incorporated by reference from Exhibit 10.36 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.36	First Amended and Restated Operations and Maintenance Services Agreement between KRATON Polymers France SAS and Shell Chimie SA, dated February 28, 2001 (Berre) (incorporated by reference from Exhibit 10.37 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.37	Production Agreement between Elenac GmbH and KRATON Polymers GmbH, dated March 31, 2000 (Wesseling) (incorporated by reference from Exhibit 10.38 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.38	Amended and Restated Belpre Facility Sharing and Operating Agreement between Infineum USA LP, Shell Oil Company and Shell Elastomers LLC (now KRATON) dated July 1, 1999 (incorporated by reference from Exhibit 10.39 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.39	Styrene Sales Contract between Shell Chemical Company and Shell Elastomers LLC, dated August 30, 1999 (incorporated by reference from Exhibit 10.40 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.40	Agreement between Shell Hydrocarbures et Derives SAS and KRATON Polymers France SAS for common reception and storage of Styrene Monomer, dated January 31, 2000 (incorporated by reference from Exhibit 10.41 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.41	Multi-Site Agreement for the supply of Styrene Monomer between Shell Nederland Chemie BV/Shell Chimie SA and KRATON Polymers Nederland BV, dated February 28, 2001 (incorporated by reference from Exhibit 10.42 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.42	Butadiene Sales Contract between Shell Chemical Company and Shell Elastomers LLC, dated September 11, 1999 (incorporated by reference from Exhibit 10.43 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.43	1,3-Butadiene Agreement between Shell Chimie SA and KRATON Polymers France SAS, dated October 1, 1999 (incorporated by reference from Exhibit 10.44 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.44	1,3-Butadiene Agreement between Deutsche Shell Chemie GmbH and MWW Achtundzwanzigste Vermoegensverwaltungs GmbH, dated December 1, 1999 (incorporated by reference from Exhibit 10.45 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

Exhibit No.		Description

10.45		Isoprene Sales Contract between Shell Chemical Company and Shell Elastomers LLC, dated September 11, 1999 (incorporated by reference from Exhibit 10.46 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.46		Agreement between Shell Nederland Chemie BV and KRATON Polymers Nederland BV for the supply of Isoprene Monomer, dated February 28, 2001 (incorporated by reference from Exhibit 10.47 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.47		Manufacturing Facility Lease between Shell Chimie and Kravis, dated August 24, 2000 (Berre—Kraton D) (incorporated by reference from Exhibit 10.48 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.48		Manufacturing Facility Lease between Shell Chimie and KRATON Polymers France SAS, dated August 24, 2000 (Berre—Kraton G) (incorporated by reference from Exhibit 10.49 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.49		Business Lease between Elenac GmbH and KRATON Polymers GmbH, dated March 31, 2000 (Wesseling) (incorporated by reference from Exhibit 10.50 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.49	(a)	Amendment to the Business Lease dated March 31, 2000, between Bassell Polyolefine GmbH (previously Elenac GmbH) and Kraton Polymers GmbH (incorporated by reference from Exhibit 10.50(a) of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.50		Contribution Agreement between Shell Oil Company and Shell Elastomers dated February 28, 2001 (incorporated by reference from Exhibit 10.52 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

10.51		Contribution Agreement between Shell Internationale Research Maatschappil B.V. and Kraton Polymers Research B.V. dated February 28, 2001 (incorporated by reference from Exhibit 10.51 of the registration statement on Form S-4 of KRATON Polymers LLC and KRATON Polymers Capital Corporation, dated April 1, 2005)

12.1		Statement re Computation of Ratios*

21.1		List of Significant Subsidiaries*

23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm*

23.2		Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1 herein)

25.1		Qualifying statement of the Trustee*

99.1		Form of Letter of Transmittal*

99.2		Form of Notice of Guaranteed Delivery*

99.3		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

99.4		Form of Letter to Clients*

*	Filed herewith